                                                                    Exhibit 99.3

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Confidential Materials Omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

                                    DIRECTORY

                          FURTHER AMENDED AND RESTATED

                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

                                 BY AND BETWEEN

                               AT&T SERVICES, INC.

                                       AND

                                  AMDOCS, INC.

                    ORIGINAL EFFECTIVE DATE: JANUARY 9, 2003

                     FARA EFFECTIVE DATE: SEPTEMBER 1, 2007

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

TABLE OF CONTENTS

1.  BACKGROUND AND OBJECTIVES ............................................     7
    1.1     Information Technology Services ..............................     7
    1.2     Goals and Objectives .........................................     7
    1.3     Interpretation ...............................................     8
    1.4     Amendment and Restatement of the Agreement; Consolidation of
            the BellSouth Agreement ......................................     8
2.  DEFINITIONS AND DOCUMENTS ............................................     9
    2.1     Definitions ..................................................     9
    2.2     Terms ........................................................     9
    2.3     Associated Contract Documents ................................    10
3.  TERM .................................................................    13
    3.1     Initial Term .................................................    13
    3.2     Extension ....................................................    13
4.  SERVICES .............................................................    13
    4.1     Overview .....................................................    13
    4.2     Modernization Services .......................................    14
    4.3     Transition Services ..........................................    16
    4.4     Termination Assistance Services ..............................    18
    4.5     Use of Third Parties .........................................    23
    4.6     Testing and Acceptance Test Procedures .......................    25
    4.7     On-Site Support ..............................................    26
5.  [**] .................................................................    26
    5.1     Responsibilities .............................................    26
    5.2     Financial Responsibility .....................................    26
    5.3     Contingent Arrangements ......................................    26
6.  FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED
    WITH THE PROVISION OF SERVICES .......................................    26
    6.1     Service Facilities ...........................................    26
    6.2     AT&T Use of Amdocs Facilities; Amdocs Offshore Access ........    33
    6.3     AT&T Rules/Employee Safety ...................................    34
    6.4     Software .....................................................    36
    6.5     Equipment ....................................................    38
    6.6     Third Party Contracts ........................................    41
    6.7     Assignment of Licenses, Leases and Related Agreements ........    42
    6.8     License to AT&T Owned Software and Third Party Software ......    44
    6.9     License to Amdocs Owned Materials and Third Party Software ...    45
    6.10    Notice of Defaults ...........................................    47
    6.11    [**] .........................................................    47
7.  SERVICE LEVELS .......................................................    47
    7.1     General ......................................................    47
    7.2     Reserved .....................................................    48
    7.3     Compliance With Service Levels ...............................    48
    7.4     Problem Analysis .............................................    48
    7.5     Measurement and Monitoring ...................................    48
    7.6     [**] .........................................................    48
    7.7     [**] .........................................................    49

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

8.  PERSONNEL ............................................................    49
    8.1     Original Transitioned Personnel ..............................    49
    8.2     Original Employee Benefit Plans ..............................    50
    8.3     Other Employee Matters .......................................    51
    8.4     Key Amdocs Personnel and Critical Support Personnel ..........    52
    8.5     [**] .........................................................    52
    8.6     [**] .........................................................    52
    8.7     Amdocs Personnel Are Not AT&T Employees ......................    53
    8.8     Replacement, Qualifications, and Retention of Amdocs
            Personnel ....................................................    53
    8.9     Training/Career Opportunities ................................    55
    8.10    Conduct of Amdocs Personnel ..................................    55
    8.11    Substance Abuse ..............................................    56
    8.12    Union Agreements and WARN Act ................................    56
9.  AMDOCS RESPONSIBILITIES ..............................................    57
    9.1     Policy and Procedures Manual .................................    57
    9.2     Reports ......................................................    58
    9.3     Quality Assurance ............................................    59
    9.4     [**] Strategic Decisions and Authority .......................    61
    9.5     Change Control and New Services ..............................    61
    9.6     Software Currency ............................................    66
    9.7     Year 2000 Compliance .........................................    67
    9.8     Access to Specialized Amdocs Skills and Resources ............    68
    9.9     Audit Rights .................................................    68
    9.10    Agency and Disbursements .....................................    72
    9.11    Subcontractors ...............................................    73
    9.12    Supplier Diversity ...........................................    74
    9.13    Government Contract Flow-Down Clauses ........................    75
    9.14    Managed Third Parties ........................................    76
10. AT&T RESPONSIBILITIES ................................................    77
    10.1    Responsibilities .............................................    77
    10.2    Savings Clause ...............................................    77
11. CHARGES ..............................................................    77
    11.1    General ......................................................    78
    11.2    Reimbursable Expenses and Pass-Through Expenses ..............    78
    11.3    [**] .........................................................    79
    11.4    Taxes ........................................................    79
    11.5    [**] .........................................................    82
    11.6    [**] .........................................................    83
    11.7    Proration ....................................................    83
    11.8    Refundable Items .............................................    83
    11.9    [**] .........................................................    83
    11.10   [**] .........................................................    85
12. INVOICING AND PAYMENT ................................................    85
    12.1    Invoicing ....................................................    85
    12.2    Payment Due ..................................................    85
    12.3    [**] .........................................................    86
    12.4    [**] .........................................................    86
13. AT&T DATA AND OTHER PROPRIETARY INFORMATION ..........................    86
    13.1    AT&T Ownership of AT&T Data ..................................    86

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

    13.2    Safeguarding AT&T Data .......................................    87
    13.3    Confidentiality ..............................................    88
    13.4    File Access ..................................................    93
14. OWNERSHIP OF MATERIALS ...............................................    93
    14.1    AT&T Owned Materials .........................................    93
    14.2    Developed Materials ..........................................    93
    14.3    Amdocs Owned Materials .......................................    94
    14.4    Other Materials ..............................................    95
    14.5    General Rights and Restrictions ..............................    95
    14.6    AT&T Rights Upon Expiration or Termination of Agreement ......    96
15. REPRESENTATIONS AND WARRANTIES .......................................    98
    15.1    Work Standards ...............................................    98
    15.2    Maintenance ..................................................    98
    15.3    Efficiency and Cost Effectiveness ............................    99
    15.4    Software and Modernization Services ..........................    99
    15.5    Non-Infringement .............................................   100
    15.6    Authorization ................................................   101
    15.7    Inducements ..................................................   102
    15.8    Malicious Code ...............................................   102
    15.9    Disabling Code ...............................................   102
    15.10   Compliance with Laws .........................................   102
    15.11   [**] .........................................................   110
    15.12   Disclaimer ...................................................   110
    15.13   Payment Card Industry Data Security Standards and Credit Card
            Information ..................................................   110
16. INSURANCE AND RISK OF LOSS ...........................................   111
    16.1    Insurance ....................................................   111
    16.2    Risk of Loss .................................................   115
    16.3    Third Party Administrator ....................................   115
17. INDEMNITIES ..........................................................   116
    17.1    Indemnity by Amdocs ..........................................   116
    17.2    Indemnity by AT&T ............................................   117
    17.3    Additional Indemnities .......................................   118
    17.4    Environmental Matters ........................................   118
    17.5    Indemnification Procedures ...................................   120
    17.6    Subrogation ..................................................   121
18. LIABILITY ............................................................   121
    18.1    Force Majeure ................................................   121
    18.2    Limitation of Liability ......................................   122
19. DISPUTE RESOLUTION ...................................................   124
    19.1    Informal Dispute Resolution ..................................   124
    19.2    Arbitration ..................................................   125
    19.3    Continued Performance ........................................   126
    19.4    Governing Law ................................................   127
    19.5    Venue and Jurisdiction .......................................   127
20. TERMINATION ..........................................................   127
    20.1    Termination for Cause ........................................   127
    20.2    Critical Services ............................................   130
    20.3    Termination for Convenience ..................................   130
    20.4    Termination[**] ..............................................   131

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

    20.5    Termination [**] .............................................   131
    20.6    Reserved .....................................................   131
    20.7    Insolvency ...................................................   131
    20.8    Reserved .....................................................   133
    20.9    Equitable Remedies ...........................................   133
    20.10   Schedule X Survival ..........................................   133
21. GENERAL ..............................................................   133
    21.1    Binding Nature and Assignment ................................   133
    21.2    Entire Agreement; Amendment ..................................   134
    21.3    Notices ......................................................   134
    21.4    Counterparts .................................................   136
    21.5    Headings .....................................................   137
    21.6    Relationship of Parties ......................................   137
    21.7    Severability .................................................   137
    21.8    Consents and Approval ........................................   137
    21.9    Waiver of Default; Cumulative Remedies .......................   137
    21.10   Survival .....................................................   138
    21.11   Publicity ....................................................   138
    21.12   Third Party Beneficiaries ....................................   138
    21.13   No Announcement ..............................................   138
    21.14   Order of Precedence ..........................................   139
    21.15   [**] .........................................................   139
    21.16   Further Assurances ...........................................   139
    21.17   Liens ........................................................   139
    21.18   Covenant of Good Faith .......................................   139
    21.19   Reserved .....................................................   140
    21.20   Acknowledgment ...............................................   140

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                          FURTHER AMENDED AND RESTATED
                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

     This Further Amended and Restated Information Technology Services Agreement (the "FARA" or "AMENDMENT NO. 10") amends and restates as of September 1, 2007 (the "FARA EFFECTIVE DATE") in its entirety that certain Information Technology Services Agreement, as amended prior to the FARA Effective Date, originally effective January 9, 2003 (the "EFFECTIVE DATE") by and between AT&T Services, Inc. (or its predecessors), a Delaware corporation having a principal place of business in San Antonio, Texas ("AT&T" or "CLIENT"), and Amdocs, Inc., a Delaware corporation having a principal place of business in St. Louis, Missouri ("AMDOCS", "VENDOR" or "SUPPLIER").

     WHEREAS, AT&T Technology Group, Inc., (formerly known as BellSouth Technology Group, Inc., formerly known as BellSouth Technology Services, Inc.), on behalf of BellSouth Advertising & Publishing Corporation (hereinafter referred to as "BAPCO"), and Amdocs entered into that certain Information Technology Services Agreement effective as of February 16, 2001, which was subsequently assigned to BAPCO by Amendment No. 5 dated August 1, 2006 (as amended, the "BELLSOUTH AGREEMENT");

     WHEREAS, AT&T (formerly known as SBC Services, Inc.) and Amdocs entered into that certain Information Technology Services Agreement effective as of January 9, 2003, as amended (including Amendments Numbered 1- 9), (the "SBC AGREEMENT");

     WHEREAS, Amdocs has entered into a variety of other agreements with BAPCO, AT&T, and their Affiliates, including the Purchase Agreement, the repurchase of certain assets by AT&T from Amdocs on or about April 29, 2005, and certain lease buyout agreements;

     WHEREAS, AT&T's parent corporation, AT&T, Inc., acquired AT&T Technology Group, Inc. prior to the FARA Effective Date;

     WHEREAS, Amdocs is required to provide and has been providing services to BAPCO and to AT&T, under the BellSouth Agreement and the SBC Agreement, respectively, prior to the FARA Effective Date;

     WHEREAS, AT&T and Amdocs desire to consolidate such services required or provided under the BellSouth Agreement ("LEGACY B" or "LEGACY B SERVICES") and SBC Agreement ("LEGACY A" or "LEGACY A SERVICES") (Legacy A and Legacy B collectively, "LEGACY SERVICES") as well as certain additional services described in this FARA, into a single

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

consolidated agreement and terminate the BellSouth Agreement, all as of the FARA Effective Date;

     WHEREAS, AT&T and Amdocs have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this FARA; and

     WHEREAS, AT&T desires to procure from Amdocs, and Amdocs desires to provide to AT&T, the systems modernization and integration, engineering support and information technology products and services described in this FARA (including the Legacy Services, as modified by this FARA), on the terms and conditions specified herein.

     NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, AT&T and Amdocs (collectively, the "PARTIES" and each, a "PARTY") hereby agree as follows:

1.   BACKGROUND AND OBJECTIVES.

1.1  INFORMATION TECHNOLOGY SERVICES.

     AT&T hereby engages Amdocs to perform the Services (as hereinafter defined), pursuant to this Agreement, and Amdocs hereby accepts such engagement and agrees to perform its obligations in accordance with this Agreement. Without limiting the generality of the foregoing, pursuant to this Agreement, AT&T is outsourcing to Amdocs its information technology support for and on behalf of the Eligible Recipients (as defined herein) (including AT&T Real Yellow Pages) and modernizing certain systems across the Eligible Recipients' organizations and companies.

1.2  GOALS AND OBJECTIVES.

     The Parties acknowledge and agree that the Services, including the delivery of the Amdocs Software Package (as defined herein), are intended to help AT&T achieve the following goals and objectives:

     (1)  Reduce [**];

     (2)  Increase revenue [**];

     (3)  Increase customer satisfaction and customer loyalty;

     (4)  [**] AT&T's business processes;

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (5)  [**] AT&T

     (6)  [**] AT&T

     (7)  Allow AT&T to [**] and allow AT&T [**];

     (8)  Provide AT&T with [**];

     (9)  [**] AT&T information [**]; and

     (10) [**] AT&T's information technology operations [**] of the Amdocs System, [**]the Amdocs System, the provision by Amdocs [**] the Amdocs System, and the operation by Amdocs of the Amdocs System for AT&T.

1.3  INTERPRETATION.

     SECTIONS 1.1 and 1.2 above are intended to be a general introduction and are not intended to expand the scope of the Parties' obligations or alter the plain meaning of this Agreement's terms and conditions, as set forth hereinafter. However, to the extent the terms and conditions of this Agreement are unclear or ambiguous, such terms and conditions are to be construed so as to be consistent with the background and objectives set forth in SECTIONS 1.1 and 1.2.

1.4 AMENDMENT AND RESTATEMENT OF THE AGREEMENT; CONSOLIDATION OF THE BELLSOUTH AGREEMENT.

     The "AGREEMENT" means the SBC Agreement, as amended or restated from time-to-time, including pursuant to this FARA that hereby prospectively amends, restates and supersedes the SBC Agreement in its entirety as of the FARA Effective Date.

     All terms, conditions, Schedules, Exhibits and other documents incorporated into the SBC Agreement and in effect immediately prior to the FARA Effective Date shall remain in full force and effect, except to the extent amended, restated or superseded by this FARA. Any reference in such documents to the SBC Agreement shall be deemed a reference to this Agreement.

     As of the FARA Effective Date and notwithstanding anything to the contrary, the BellSouth Agreement is hereby terminated [**] by AT&T or BAPCO (or any of their Affiliates, successors, or predecessors). In addition, each Party's rights, remedies, and obligations under the BellSouth Agreement are hereby superseded by this Agreement in all respects after the FARA Effective Date, subject to the following: (a) any claims existing or arising with respect to acts or omissions under the BellSouth Agreement

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     before the FARA Effective Date shall be subject to the BellSouth Agreement,
     (b) those provisions of the BellSouth Agreement that were intended to survive termination (e.g., fully paid-up perpetual licenses) will so survive, and (c) except as expressly provided otherwise in SCHEDULE J to this Agreement, there shall be no charges, fees, or other amounts under the BellSouth Agreement after the FARA Effective Date, and (d) all amounts accruing prior to the FARA Effective Date shall be payable in accordance with the terms of the BellSouth Agreement. In addition and without limitation, (i) the products listed on Exhibit 25 to the BellSouth Agreement or Appendix F to the License and Services Agreement between BAPCO and Amdocs dated June 2, 1997, shall be deemed licensed to the applicable licensees thereunder consistent with the scope of the licenses granted under SECTIONS 6.9 and 14 of this Agreement, (ii) any territorial restrictions that restrict the use of such products within the United States or with regard to the business of AT&T within the United States shall be of no further force or effect as of the FARA Effective Date, provided that nothing herein shall be construed to permit the use of the products outside the United States other than in connection with the conduct of AT&T's or the Eligible Recipients' business in the United States and for customers and Affiliates based in the United States, and (iii) the licenses granted under the BellSouth Agreement and the License and Services Agreement are hereby deemed fully paid-up (with respect to all licensees under those agreements, including those that are not receiving Services under this Agreement) and no SLFs or ALFs (as defined in such agreements) or other charges or fees shall apply after the FARA Effective Date under either such agreement.

2.   DEFINITIONS AND DOCUMENTS.

2.1  DEFINITIONS.

     SCHEDULE Y sets forth certain defined terms.

2.2  TERMS.

     The terms defined in this Agreement include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words "include" and "including" shall not be construed as terms of limitation. The words "day," "month," and "year" mean, respectively, calendar day, calendar month and calendar year. The words "will" and "shall" are synonymous. As stated in
     SECTION 21.3, the word "notice" and "notification" and their derivatives means notice or notification in writing (references to a written notice

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     are for emphasis). Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

2.3  ASSOCIATED CONTRACT DOCUMENTS.

     This Agreement includes each of the following schedules and their attached exhibits, parts, and attachments, all of which are attached to this Agreement and incorporated into this Agreement by this reference. Reference to a Schedule includes its attached or associated schedules, exhibits, parts, and attachments (e.g., SCHEDULE B includes SCHEDULES B.A and B.B; SCHEDULE E includes all parts and attachments thereto); any specific reference that follows a reference to a higher level Schedule is for emphasis and convenience only and should not be interpreted otherwise (e.g., a reference to SCHEDULE B and B.B does not imply that other references to only SCHEDULE B do not include SCHEDULE B.B).

     SCHEDULES:

     A       Modernization
             Attachment A     Timeline and Milestones
             Attachment B     Modernization Responsibility Matrix
             Attachment C     Applications Mapping
             Attachment C.b   Applications Mapping
             Attachment D     Modernization Project Plan
             Attachment D.b   BAPCO Entities Modernization Project Plan
     B       Software
     B.b     Software
     C       Key Amdocs Personnel and Critical Support Personnel
     D       Amdocs Subcontractors
     E       Statements of Work
             Part 1           Application Development and Maintenance Services
             Part 2           Cross-Functional - Equipment and Software Services
             Part 3           Cross Functional - General Services
             Part 4           End User Computing Services
             Part 5           Governance
             Part 6           Policy and Procedures Manual Content
             Part 7           Committee Membership
             Part 8           Mainframe and Server Services
             Attachment 1     Network Demarcation Diagram
             Attachment 2     Security Management Responsibility Demarcation
             Attachment 2a    Security Process Flow
             Attachment 3     ATT Owned Data Center and Remote Facility
                              Demarcation

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

             Attachment 4     CMM Tier 2
             Attachment 5     [**]
     E.1     Asset Allocation Matrix
     E.2     Reserved
     E.3     AT&T Rules
     E.4     Reserved
     E.5     Managed Third Parties
     F.1     Reserved
     F.2     Equipment Leases
     F.2.a   AT&T Provided Leased Assets Now Owned by Amdocs
     F.3     Third Party Services Contracts
     F.3.b   BAPCO Entities Third Party Services Contracts
     F.4     Third Party Software
     F.4.b   BAPCO Entities Third Party Software
     G       Service Levels
             Attachment A     [**] Service Levels
             Attachment A.b   [**] Service Levels
             Attachment B     Service Level Definitions
             Attachment B.b   Service Level Definitions
             Attachment C     [**] Deliverables
             Attachment D     Measurement [**] and [**]
             Attachment E     Reserved (References to this Attachment to be
                              deemed references to
                              Schedule Y)
             Attachment F     Help Desk Problem Classification and Response Time
             Attachment G
                     Part 1   [**] Requests
                     Part 2   [**] Requests
             Attachment H     System Type [**]
             Attachment I     Reserved
             Attachment J     Reserved
             Attachment K     Project [**]
             Attachment L     Reserved
             Attachment M     [**] Quality Measures
             Attachment N     [**] Online Schedule
             Attachment O     Reserved
             Attachment P     Reserved
             Attachment Q     Reserved
             Attachment R     [**] Process
             Attachment S     [**] Standards
             Attachment T     Prod. Schedule - [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

             Attachment U     Reserved
             Attachment V     [**] Committee
     H       Transition Plan
     H.b     Transition Plan (BAPCO Entities)
     I       Excluded Services
     J       Charges
     K       Reserved
     L.b     BAPCO Entities Projects
     M       Affected Employees
     M.1     Employee Benefit Plans
     [**]
     N       Direct Amdocs Competitors
     O.1     AT&T Facilities
     O.2     Amdocs Facilities
     O.3     AT&T Provided Equipment
     O.4     Reserved
     P       Direct AT&T Competitors
     Q       [**]
     R       Reports
     S       AT&T Standards
     T       Supplier Diversity Plan
     U       Reserved
     X       License Agreement
     Y       Definitions

     EXHIBITS:

     Exhibit 1     Form of Invoice
     Exhibit 1.b   Form of Invoice (BAPCO Entities)
     Exhibit 2     Reserved
     Exhibit 3     Reserved
     Exhibit 4     Form of Order
     Exhibit 5     Form of Nondisclosure Agreement
     Exhibit 6 Subcontractor Nondisclosure Agreements [for certain AT&T Third Party
                   Contractors]
     Exhibit 7     Confidentiality and Invention Agreement
     Exhibit 8     Reserved
     Exhibit 9A    Background Check (US)
     Exhibit 9B    Background Check (non-US)
     Exhibit 10    Reserved
     Exhibit 11    AT&T Vendor Expense Policy

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     The following schedules are maintained in the Policy and Procedures Manual and references to such schedules shall be deemed references to the Policy and Procedures Manual:

     Schedule E, Part 7
     Schedule E, Attachment 2
     Schedule G, Attachments D, G, K, M, N, R, T, and V
     Schedule O.1

3.   TERM.

3.1  INITIAL TERM.

     The initial term of this Agreement commences as of 12:00:01 a.m., Eastern Time on the Effective Date and continues until 11:59:59 p.m., Eastern Time, on August 31, 2014 (the "INITIAL TERM"), unless this Agreement is terminated as provided herein or extended as provided in SECTION 3.2 or
     SECTION 4.4(A)(iii), in which case this Agreement shall terminate effective at 11:59:59 p.m., Eastern Time, on the effective date of such termination or on the date to which this Agreement is extended.

3.2  EXTENSION.

     If AT&T desires to renew this Agreement after the Initial Term, AT&T shall provide written notice to Amdocs of its desire to do so at least [**] prior to the expiration of this Agreement (the Initial Term, together with any renewal term, the "TERM" or "TERM OF THIS AGREEMENT"). The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew this Agreement and thereafter execute such renewal. In the event the Parties [**] of this Agreement, AT&T may, at its sole option, extend the term of this Agreement [**] in this Agreement. [**] of the Initial Term.

4.   SERVICES.

4.1  OVERVIEW.

     (a) SERVICES. Commencing on the applicable Commencement Date, Amdocs shall provide the Services to AT&T and the Eligible Recipients. Additional Eligible Recipients may be added to the scope of Services pursuant to
          SECTION 9.5 of the Agreement. The Services shall consist of the following, as they may evolve

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                                       13

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          during the term of this Agreement or be supplemented, enhanced, modified or replaced in accordance with this Agreement:

          (i) The services, functions and responsibilities described in this Agreement including its Schedules;

          (ii) The services, functions and responsibilities performed by or required to be performed by Amdocs under the SBC Agreement or BellSouth Agreement prior to the FARA Effective Date (provided that in the event of a direct conflict between those agreements and this FARA, this FARA will govern); and

          (iii) [**] that were performed during the twelve (12) months preceding the Commencement Date [**] in this Agreement (provided that, in the [**]).

          For the avoidance of doubt, the Parties acknowledge and agree that Eligible Recipients that were receiving services under the BellSouth Agreement shall continue to receive Legacy Services commencing as of the FARA Effective Date and all other Services shall commence on the applicable Commencement Date relating thereto, as determined pursuant to SECTIONS 4.2 and 4.3.

     (b) INCLUDED SERVICES. [**] in this Agreement [**] in accordance with this Agreement, they shall be deemed [**] in this Agreement. [**]

     (c) REQUIRED RESOURCES. Except as otherwise expressly provided in this Agreement, Amdocs shall be responsible for providing the facilities, personnel, Equipment, Software, technical knowledge, expertise and other resources necessary to provide the Services.

     (d) AMDOCS RESPONSIBILITY. [**] in this Agreement, Amdocs shall [**] in accordance with this Agreement [**].

     (e) EXCLUDED SERVICES. The Services shall not include the services, functions and/or responsibilities assumed by AT&T or excluded under
          SCHEDULE I (collectively "EXCLUDED SERVICES"), as such may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced.

4.2  MODERNIZATION SERVICES.

     (a) MODERNIZATION SERVICES. During the Modernization Period, Amdocs shall perform the Modernization Services described in the Modernization Plan in accordance with the Modernization Milestones. Amdocs shall perform the

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Modernization Services in accordance with relevant provisions of the Schedules to this Agreement governing the performance of the Outsourcing Services (e.g., the application development and maintenance provisions of Part 1 of SCHEDULE E). If [**] in the Modernization Plan [**] of the Modernization Services to be performed, [**] the scope of Modernization Services shall be [**]. During the Modernization Period, [**] in the Modernization Plan. [**] in the Modernization Plan [**] in the Modernization Plan. Unless otherwise agreed, [**] parties in connection with the Modernization, [**] in the Modernization Plan as [**]. [**] as further set forth in the Modernization Plan, including [**]; and (iii) be included [**]. At a minimum, the [**] the Modernization Services shall [**] in the Modernization Plan.

     (b) MODERNIZATION PLAN. The Modernization Plan shall identify, among other things, (i) the Modernization Services activities to be performed by Amdocs and the significant components and subcomponents of each such activity; (ii) the Deliverables to be completed by Amdocs; (iii) the date(s) by which each such activity or Deliverable is to be completed (the "MODERNIZATION MILESTONES"); (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay; (v) any Modernization Services responsibilities to be performed or Modernization Services resources to be provided by AT&T (vi) the Testing plan; and (vii) a more detailed work plan to be provided in accordance with the requirements in SCHEDULE A.

     (c) PERFORMANCE. Amdocs shall perform the Modernization Services in a manner that will not (i) materially disrupt or adversely impact the business or operations of AT&T or the Eligible Recipients, (ii) disrupt the sales and/or printing processes and cycles inherent in AT&T's and the Eligible Recipients' business, (iii) materially degrade any of the Services then being received by AT&T and the Eligible Recipients, (iv) materially disrupt or interfere with AT&T's and the Eligible Recipients' ability to obtain the full benefit of the Services, except as may be otherwise specifically provided in the Modernization Plan or as otherwise agreed by the Parties, or (v) degrade the Service Levels. [**], Amdocs shall [**] in Amdocs' plans, [**] under this Agreement). Amdocs shall identify and resolve, with AT&T's reasonable assistance, any problems that may impede or delay the timely completion of each task in the Modernization Plan that is Amdocs' responsibility and shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Modernization Plan that is AT&T's responsibility. Amdocs shall promptly bring to the attention of the AT&T Contract Office any actual or potential delays in the Modernization Plan or Modernization Services or any actual or potential defects in the Modernization Services, Deliverables or

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Developed Materials, regardless of whether such delays or defects are caused by Amdocs, AT&T and/or any third party. AT&T shall promptly notify Amdocs in the event it determines that AT&T will be delayed in, or incapable of, performing any of its obligations under the Modernization Plan.

     (d) REPORTS. Amdocs shall regularly report to AT&T on its progress in performing its responsibilities and meeting the timetable set forth in the Modernization Plan. Amdocs also shall provide written reports to AT&T at least monthly regarding such matters, and shall provide oral reports more frequently if reasonably requested by AT&T. [**] any information [**] set forth in the Modernization Plan, [**] therewith.

     (e)  [**]

          [**] the Modernization Plan [**] (as identified in the Modernization
          Plan) by the [**], commencing on the [**] Date, the amount set forth in ATTACHMENT A to SCHEDULE A [**]. The Parties agree that such [**] are [**] as of the date of this Agreement of the [**] in the event the respective [**] is not met and shall be [**] for [**] in meeting the [**]. In no event will Amdocs [**].

     (f)  RESERVED.

     (g) APPLICATION SOFTWARE OUTSIDE THE SCOPE OF SERVICES. If AT&T requests Amdocs to enhance the Amdocs Software Package to include functionality of Application Software either identified as 'Out-of-Scope' in SCHEDULES B or B.B or not listed in SCHEDULES B or B.B, such Enhancements will be Charged against the Annual Development Budget as requested by AT&T. Any other effects of such Enhancements on the other Services provided by Amdocs will be subject to the provisions of
          SECTION 9.5.

4.3  TRANSITION SERVICES.

     (a) TRANSITION. During each Transition Period, Amdocs shall perform the applicable Transition Services and provide the deliverables described in the applicable Transition Plan, including such Services and deliverables relating to the BAPCO Consolidation to the extent applicable. [**] of the Transition Services [**] of the Transition Services in accordance with this Agreement, [**] in the Transition Plan. During each Transition Period, AT&T will perform those tasks which are designated to be AT&T's responsibility in the applicable Transition Plan. [**] of the tasks which are designated to be AT&T's responsibility in the Transition Plan [**] in accordance with this Agreement, [**] in the Transition Plan. Unless otherwise agreed, AT&T shall not incur any Charges, fees or expenses payable to Amdocs or third parties in connection with the Transition Services, other than

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                                       16

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          those Charges specified in SCHEDULE J and those incurred by AT&T in connection with its performance of tasks designated in the Transition Plan as AT&T's responsibility.

     (b) TRANSITION PLAN. Each Transition Plan shall identify, among other things, (i) the transition activities to be performed by Amdocs and the significant components and subcomponents of each such activity,
          (ii) the Deliverables to be completed by Amdocs, (iii) the date(s) by which each such activity or Deliverable is to be completed (the "TRANSITION MILESTONES"), (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay, and (v) any transition responsibilities to be performed or transition resources to be provided by AT&T.

          (i) With respect to the initial transition of Legacy A Services, [**]after the Effective Date, Amdocs shall prepare and deliver to AT&T for AT&T's review, comment and approval a detailed work plan based on and consistent with the Transition Plan set forth in SCHEDULE H.

          (ii) With respect to the BAPCO Consolidation and as reasonably requested by AT&T following the FARA Effective Date, Amdocs shall develop detailed work plan(s), subject to AT&T review and approval, regarding the Transition Services and Modernization Services based on SCHEDULES A and H.B and the input of AT&T and any applicable third party contractors that are being displaced as a result of such Services.

          (iii) Such detailed work plan(s) shall become a part of the applicable Transition Plan(s) and be incorporated therein.

     (c) PERFORMANCE. Amdocs shall perform the Transition Services described in each Transition Plan in accordance with the Transition Milestones set forth therein. Amdocs shall provide all cooperation and assistance reasonably required or requested by AT&T in connection with AT&T's evaluation or testing of the deliverables set forth in the Transition Plan(s). Amdocs shall perform the Transition Services so as to avoid or minimize to the extent possible (i) any material disruption to or adverse impact on the business or operations of AT&T or the Eligible Recipients, (ii) any degradation of the Services then being received by AT&T or the Eligible Recipients, or (iii) any material disruption or interference with the ability of AT&T or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in a Transition Plan. [**], Amdocs shall [**] in Amdocs' plans [**] under this Agreement). Amdocs shall identify and resolve, with AT&T's reasonable assistance, any problems that

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          may impede or delay the timely completion of each task in a Transition Plan that is Amdocs' responsibility and, at AT&T's reasonable request, shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in a Transition Plan that is AT&T's responsibility.

     (d) REPORTS. Amdocs shall meet [**] report on its progress in performing its responsibilities and meeting the timetable set forth in a Transition Plan. Amdocs also shall provide written reports to AT&T [**] regarding such matters, and shall provide [**]. Promptly upon receiving any information indicating that Amdocs may not perform its responsibilities or meet the timetable set forth in a Transition Plan, Amdocs shall notify AT&T in writing of material delays and shall identify for AT&T's consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

4.4  TERMINATION ASSISTANCE SERVICES.

     (a) AVAILABILITY. As part of the Services, [**], Amdocs shall provide to AT&T or AT&T's designee the Termination Assistance Services described in SECTION 4.4(B).

          (i) PERIOD OF PROVISION. Amdocs shall provide such Termination Assistance Services to AT&T or its designee (i) commencing upon notice up to [**] prior to the expiration of this Agreement or on such earlier date as AT&T may reasonably request and continuing for up to [**] following the effective date of the expiration of this Agreement, (ii) commencing upon any notice of termination (including notice based upon breach or default by AT&T, breach or default by Amdocs or termination for convenience by AT&T) of this Agreement, and continuing for up [**] following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services [**] and continuing for up to [**] following the effective date of such termination.

          (ii) SERVICES FOR FORMER RECIPIENTS.

               In the event that an Entity receiving Services as an Eligible Recipient no longer meets the definition of AT&T or an "Eligible Recipient" (e.g., due to a divestiture or otherwise):

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    (1) CONTINUED SERVICES. AT&T may elect to designate such Entity as an Eligible Recipient under this Agreement and AT&T shall remain responsible for such Eligible Recipient under this Agreement;

                    (2) TERMINATION ASSISTANCE SERVICES. AT&T may elect to have Amdocs provide such Entity Termination Assistance Services under this Agreement; and

                    (3) TRANSITION LICENSE. If AT&T does not elect to designate such Entity as an Eligible Recipient, AT&T may Utilize the Amdocs Owned Materials to provide transitional, migration and/or conversion services to such Entity, to facilitate its continuous operation while separating from AT&T's or an Eligible Recipients' systems, at no additional charge, such use not to extend for more than [**] from the date of such divestment.

          (iii) EXTENSION OF SERVICES. [**] the period following the effective date of any [**] Termination Assistance Services, provided that [**] the effective date of [**] and the [**] Termination Assistance Services [**].

          (iv) FIRM COMMITMENT. Amdocs shall provide Termination Assistance Services to AT&T or its designee regardless of the reason for the expiration or termination of this Agreement; provided, if this Agreement is terminated by Amdocs in accordance with SECTION 20.1(B) for failure to pay amounts due under this Agreement, Amdocs may require AT&T to pay monthly in advance for Termination Assistance Services provided or performed under this SECTION 4.4 and shall be relieved of such obligation to provide such Termination Assistance Services unless and until such payment is made. [**], Amdocs shall provide Termination Assistance Services [**]; provided that, [**], all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

          (v) PERFORMANCE. To the extent AT&T requests Termination Assistance Services, such Services shall be provided subject to and in accordance with the terms and conditions of this Agreement, including the Service Levels and Service Level Credits set forth in SCHEDULE G except as otherwise stated below. Amdocs shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it

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                                       19

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               provided and was required to provide the same or similar Services during the term of this Agreement. [**] of this Agreement as to [**] and shall [**] until such time [**] pursuant to this SECTION 4.4, and further provided that [**] the Termination Assistance Services, [**]. Additionally, during such period, if AT&T requests (i) less than all of the Services being performed by Amdocs prior to the expiration or termination date and such failure to request any interdependent Service causes Amdocs to be unable to meet the Service Levels, or (ii) additional Services in excess of those being performed by Amdocs prior to the expiration or termination date without the addition of additional Amdocs Personnel and the provision of such additional Services or any interdependent Service causes Amdocs to be unable to meet the Service Levels, Amdocs shall be relieved of responsibility for any otherwise resulting Service Level Credits, but only if Amdocs
               (i) promptly notifies AT&T of its inability to perform under such circumstances and AT&T nonetheless proceeds with such exercise or request, (ii) cooperates with AT&T to address the resulting problem and thereby avoid any non-performance, (iii) identifies and pursues commercially reasonable means to avoid or mitigate the impact of AT&T's failure to request such Service or the request of additional Service and (iv) uses commercially reasonable efforts to perform notwithstanding the failure to request such Service or the request of additional Service.

     (b) SCOPE OF SERVICES. As part of the Termination Assistance Services, Amdocs will timely transfer the control and responsibility for all information technology functions and Services previously performed by or for Amdocs to AT&T and/or AT&T's designees by the execution of any documents reasonably necessary to effect such transfers. Additionally, Amdocs shall provide any and all reasonable assistance requested by AT&T:

          (i)  to assist AT&T in operating the Systems efficiently;

          (ii) to minimize the interruption or adverse effect of the termination or expiration of this Agreement; and

          (iii) to transfer the Services to AT&T and/or its designee(s) in an orderly fashion.

          In addition, in connection with such termination or expiration, Amdocs will provide the following assistance and Services at AT&T's direction:

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                                       20

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               (1) GENERAL SUPPORT. Amdocs shall, at AT&T's request (i) assist AT&T in developing a written transition plan for the transition of the Services to AT&T or AT&T's designee, which plan shall include capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by AT&T in the use of any Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) catalog all Software, AT&T Data, Equipment, Materials and tools used to provide the Services, (v) provide machine readable and printed listings and associated documentation for source code for Software owned by AT&T and source code to which AT&T is entitled under this Agreement (to the extent such source code has been made available to Amdocs and is required or necessary for the performance of the Services) and assist in its re-configuration, (vi) analyze and report on the space required for the AT&T Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing processes, (viii) create and provide copies of the AT&T Data in Amdocs' control or possession in the format and on the media reasonably requested by AT&T, (ix) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by AT&T, and (x) provide other technical assistance as reasonably requested by AT&T.

               (2) [**] of this Agreement [**]: (i) subject to the following two sentences, any [**] (which shall include all [**] from any AT&T Site or any location to which Amdocs relocates Services previously performed at an AT&T Site) within the 12-month period prior to the expiration or termination date; and (ii) any [**]. [**] shall [**] services (i.e., [**]) for the [**]. AT&T and Amdocs [**] shall be [**]. Amdocs shall [**], and shall [**], if any, [**]. AT&T [**] shall have [**]. AT&T shall [**] that is [**] under this Agreement. [**] after the Term, Amdocs [**] or [**] by Amdocs [**].

               (3) SOFTWARE. As provided in SECTION 14.6 and subject to SECTION 6.4(C), Amdocs shall grant to AT&T, the Eligible Recipients

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    and/or AT&T's designee certain license, sublicense and/or other rights to certain Software and other Materials used by Amdocs, Amdocs Affiliates or Amdocs Subcontractors in performing the Services, including, where AT&T had the right thereto, [**] to such Software or other Materials [**]. Such Software and other Materials shall be transferred in Good Working Order as of the expiration or termination date or the completion of any Services requiring such Software and other Materials requested by AT&T hereunder, whichever is later.

               (4) [**] the Services (which shall include [**]). Such [**], as of the [**] requiring such [**]. Amdocs [**] so as to be [**], or for [**] to be provided [**]. In the case of [**], Amdocs shall [**]. Such [**]. [**], the Parties shall [**]. In the case of [**], Amdocs shall [**] that the [**] thereunder have been made [**] at the time.

               (5) [**]. Amdocs shall [**] on the Commencement Date, [**]. [**] shall be [**] of any [**].

               (6) AMDOCS THIRD PARTY CONTRACTS. Amdocs shall inform AT&T of Third Party Contracts primarily used by Amdocs, Amdocs Subcontractors or Amdocs Affiliates to perform the Services. Subject to SECTION 6.4(C) and as requested by AT&T, (i) Amdocs shall assign or permit AT&T or its designee(s) to assume prospectively any such Third Party Contracts, or (ii) cause Amdocs Subcontractors or Amdocs Affiliates to assign or permit AT&T or its designee(s) to assume prospectively any such Third Party Contracts. If the foregoing is not reasonably possible, Amdocs shall use all commercially reasonable efforts to cause the applicable third party to enter into a new contract with AT&T or its designee(s) [**]. Amdocs shall or shall cause its Affiliates or Subcontractors, as applicable, to (i) represent and warrant that the assignor is not in default under such Third Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, (iii) represent and warrant that no payments or charges shall be payable by AT&T to the assignor (or such third party contractor) for benefits or services received by the assignor under such Third Party Contracts prior to the date of assignment, and (iv) notify AT&T of any defaults by the third party with respect to such Third Party Contracts of which it is aware at the time of the assignment thereof. Amdocs shall retain

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                          except by written agreement.


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

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    the right to utilize any such third-party contractor relating to such Third Party Contract in connection with the performance of services for any other Amdocs customer, provided that such utilization shall not materially interfere with AT&T or AT&T's designee obtaining the benefit contemplated hereby with respect to such third-party contractor.

               (7) EXTENSION OF SERVICES. During the periods set forth in SECTIONS 4.4(A)(I) and 4.4(A)(III), Amdocs shall provide to the Eligible Recipient(s), at AT&T's request, any or all of the Services being performed by Amdocs prior to the expiration or termination date. [**], AT&T will [**] would have been [**] for such Services [**] of the Services be provided [**].

               (8) [**], AT&T shall pay Amdocs [**]. Notwithstanding the preceding sentence, to the extent [**] Amdocs Personnel (provided, however that Amdocs [**], there will be [**] be provided by Amdocs [**] to be performed by Amdocs, [**].

               (9) REPRESENTATION AND WARRANTY. Amdocs represents and warrants that (a) the Software and Equipment to be offered to AT&T under this SECTION 4.4(B) will be the same or substantially the same Software and Equipment that will have been used by Amdocs immediately prior to the expiration or termination date or the completion of any Services requiring such Software or Equipment requested by AT&T hereunder, whichever is later, and that will be required and relevant in order for AT&T or its designee to provide the Services as of such date, and (b) such Software and Equipment (when combined with software and equipment which Amdocs is not required to offer hereunder but which is otherwise commercially available and reasonably substitutable) shall be sufficient on the date all Services are completed under this Agreement for AT&T or its designee to provide the Outsourcing Services to be provided on such date.

     (c) SURVIVAL OF TERMS. This SECTION 4.4 shall survive termination/expiration of this Agreement.

4.5  USE OF THIRD PARTIES.

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                                       23
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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (a) [**]. Nothing in this Agreement [**], and notwithstanding anything to the contrary contained herein, this Agreement [**] described in this Agreement [**]. Without [**] under which [**], [**] in this Agreement [**] set forth otherwise in SCHEDULE J.

     (b) AMDOCS COOPERATION. Amdocs shall fully cooperate with and work in good faith with AT&T or AT&T Third Party Contractors as described in SCHEDULE E or requested by AT&T [**]. At AT&T's request, such cooperation shall include: (i) timely providing access to any facilities being used to provide the Services, as necessary for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software [**] and/or Systems to the extent necessary and appropriate for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (iii) timely providing written requirements, standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Amdocs in connection with the Services; (iv) [**]; or (v) any other cooperation or assistance reasonably necessary for AT&T personnel or AT&T Third Party Contractors to perform the work in question. AT&T personnel and AT&T Third Party Contractors shall comply with Amdocs' generally applicable security and generally applicable confidentiality requirements (including all the confidentiality provisions of this Agreement), and shall, to the extent performing work on Software, Equipment or Systems for which Amdocs has operational responsibility, comply with Amdocs' standards, methodologies, and procedures.

     (c) NOTICE BY AMDOCS. Amdocs shall immediately notify AT&T when it becomes aware that an act or omission of AT&T or an AT&T Third Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with AT&T and the AT&T Third Party Contractor to prevent or circumvent such problem or delay. Amdocs shall cooperate with AT&T and AT&T Third Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by AT&T or AT&T Third Party Contractors. If, despite the foregoing efforts of Amdocs and AT&T, Amdocs' performance of the Services is materially adversely impacted by the performance of work by AT&T or any such AT&T Third Party Contractor on any Software or Equipment, Amdocs' failure to perform its responsibilities under this Agreement (including its responsibility for associated Service Level [**]) [**] during such [**] (i) Amdocs' providing AT&T reasonable notice in writing of any such Amdocs non-performance or anticipated inability to perform, and
          (ii) Amdocs' continuing to use commercially reasonable

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                          except by written agreement.


                                       24

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          efforts to perform the Services or perform a work around for such acts or omissions. [**] Amdocs [**] that Amdocs [**], AT&T shall [**] Amdocs [**] by Amdocs [**], provided that (i) Amdocs [**]; and (ii) Amdocs [**].

4.6  TESTING AND ACCEPTANCE TEST PROCEDURES.

     (a) TESTING. In accordance with the Modernization Plan, in accordance with the applicable Order, or [**], AT&T, with Amdocs' cooperation and support, shall conduct Testing of the Deliverables thereunder (and with respect to [**], the Amdocs System) to determine if such Amdocs System and Deliverables are in Compliance. If any Testing reveals any Noncompliance, Amdocs shall (i) remedy such Noncompliance as promptly as reasonably possible; (ii) resubmit the Amdocs System or Deliverable for review and Testing; and (iii) ensure, until Acceptance of such Modernization Milestone, that the existing AT&T Systems to be replaced pursuant to the Modernization Milestone continue to provide the Services [**], each of (i), (ii) and (iii) solely at Amdocs' expense. The Parties will work together to agree upon a schedule to remedy, within [**] (or such other commercially reasonable time period agreed to by the Governance Team), the Noncompliance after the earlier of:
          (i) notice of Noncompliance from AT&T; or (ii) Amdocs' discovery of such Noncompliance. The cost of any cooperation, support or remedial action or additional Testing required under this SECTION 4.6(A) shall be [**] under this Agreement, [**]. Any extension by AT&T of the Acceptance Test Period (not caused by or the result of Noncompliance caused by Amdocs) and the resulting impact of such extension of the Acceptance Testing Period (including on Amdocs' schedule of delivery of future Modernization Milestones) shall be subject to the provisions of SECTION 9.5. Amdocs shall provide AT&T with an estimate of such impact. Amdocs shall not be deemed to have failed to meet any Modernization Milestone to the extent such failure is caused by AT&T's extension of an Acceptance Test Period excluding incidents caused by or the result of Noncompliance caused by Amdocs. [**], Amdocs shall [**] pursuant [**].

     (b) ACCEPTANCE PROCEDURES. During the testing period set forth in SCHEDULE A (or the applicable Order or as otherwise set forth in this Agreement), AT&T shall Test Deliverables after receipt of the Notice of Completion for such Deliverables ("ACCEPTANCE TEST PERIOD"). If the Deliverables successfully complete the acceptance tests during the Acceptance Test Period, AT&T shall indicate its written Acceptance thereof and deliver such Acceptance to Amdocs. In no event will [**]. Any disputes regarding Compliance of Deliverables shall be subject to
          SECTION 19.1(A), provided that [**]. For the avoidance of doubt, [**].

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                          except by written agreement.


                                       25

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

4.7  ON-SITE SUPPORT.

     Amdocs shall [**] in accordance with [**] prior to the Commencement Date.

5.   [**].

5.1 RESPONSIBILITIES.

     (a) AMDOCS RESPONSIBILITY. [**], Amdocs shall undertake all administrative activities necessary to obtain [**] for which Amdocs has responsibility under this Agreement. At Amdocs' request, AT&T will cooperate with Amdocs in obtaining [**] by executing certain AT&T-approved written communications and other documents prepared or provided by Amdocs. [**], Amdocs shall [**] Amdocs has [**].

     (b) AT&T RESPONSIBILITY. [**], AT&T shall undertake all administrative activities necessary to obtain [**] for which AT&T has responsibility under this Agreement. At AT&T's request, Amdocs will cooperate with AT&T in obtaining the [**] by executing certain Amdocs-approved written communications and other documents prepared or provided by AT&T. [**], AT&T may [**] AT&T has [**].

5.2  FINANCIAL RESPONSIBILITY.

     [**], [**] any required third party costs associated with [**] under this Agreement, including any [**].

5.3  CONTINGENT ARRANGEMENTS.

     [**], Amdocs and AT&T [**], then, [**], Amdocs shall [**] as are necessary [**] AT&T and Amdocs [**] following the Commencement Date, then [**], AT&T shall [**] and/or [**], and any [**] to AT&T ([**] AT&T to [**] Amdocs. [**] AT&T [**] responsibility for such Services, [**] AT&T may [**] Amdocs [**] AT&T [**] AT&T to [**]. [**] shall be as set forth [**] AT&T [**] for all purposes. [**] AT&T. Except as otherwise expressly provided herein, [**] under this Agreement.

6. FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES.

6.1  SERVICE FACILITIES.

                      RESTRICTED - PROPRIETARY INFORMATION

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


                                       26

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (a) SERVICE FACILITIES. The Services shall be provided at or from (i) the AT&T Facilities described on SCHEDULE O.1, (ii) the service locations owned or leased by Amdocs and described on SCHEDULE O.2, or (iii) any other service location approved by an authorized AT&T representative in accordance with this Section. Except to the extent set forth in this Agreement or otherwise agreed by AT&T in its sole discretion, Amdocs shall provide the Services from approved sites within the [**]. To the extent any Legacy Services relating to the BellSouth Agreement are being provided at a facility not identified in the foregoing SCHEDULES O.1 or O.2, such facility shall be added to the applicable Schedule as requested by AT&T or Amdocs during the BAPCO related Transition Period.

          (i)  Establishing New Locations - New Country/City:

               In the event that Amdocs wants to start up business in a new country or in a new city not located in the United States where AT&T Services are to be performed, Amdocs shall notify the AT&T Offshore Management Office to seek a formal approval from the Executive Director of the AT&T Offshore Management Office.

               Requests for approval should be submitted to:

               Senior Business Manager
               1010 Pine Street 14-W-24
               St. Louis MO 63101
               Telephone Number: 314-331-7762
               Fax number: 314-235-3908

          (ii) Establishing New Locations - New Building in Approved City:

               In the event that Amdocs wants to begin providing Services from a new building within a city in a country other than the United States where they are currently working:

               - Amdocs shall notify the AT&T Offshore Management Office to seek a formal approval from the Executive Director of the Offshore Management Office, using the contact information in paragraph a (i) above.

               - Amdocs shall have the new building address audited by a reputable third party auditor.

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               - Amdocs shall give the most current version of AT&T's Offshore Management Office External Audit Security Controls, as will be agreed to and documented in the Policy & Procedure Manual, provided by AT&T, to the third party auditor to conduct the audit.

               - The audit shall be conducted [**] of Amdocs Personnel first performing Services in the new building.

     (b) AT&T FACILITIES. AT&T shall provide Amdocs with the use of and access to the AT&T Facilities (or equivalent space) described in SCHEDULE O.1 solely as necessary for Amdocs to perform the Services. Amdocs agrees to provide the Services at the AT&T Facilities described in such SCHEDULE O.1. Amdocs shall [**] and, subject to SECTION 15.10, such [**] and not prohibited under this Agreement. AT&T shall [**] in connection with [**]. Notwithstanding the foregoing, Amdocs shall [**] with Amdocs, and shall [**]. [**] provided for [**] under this Agreement shall [**]. In addition, [**]by Amdocs shall [**]. Amdocs [**] on the Commencement Date, [**]. [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN [**]

     (c) NO LEASE OR FURTHER RENT. This Agreement is a services agreement and is not intended to and will not constitute a lease of any real property. Amdocs: (i) has been granted only a license to occupy the AT&T Facilities; (ii) has not been granted any real property interest in the AT&T Facilities; and (iii) [**]. For the avoidance of doubt,
          (X) Amdocs is [**] AT&T any [**] under this Agreement after the first full calendar month following the FARA Effective Date, and (Y) [**] before the FARA Effective Date shall be [**] such facility charges are for a partial month.

     (d)  RESERVED.

     (e) FURNITURE, FIXTURES AND EQUIPMENT. The office facilities provided by AT&T for the use of Amdocs Personnel will be maintained by AT&T in good working order and will be generally comparable to the office space occupied by (i) the Transitioned Employees prior to the Commencement Date or (ii) the then-standard office space occupied by similarly situated AT&T employees or contractors; provided, however, the office space provided by AT&T will not exceed the space set forth in SCHEDULE J unless otherwise agreed in writing. Amdocs shall be permitted to use the office furniture being used by the Transitioned Employees as of the Commencement Date to furnish such office space. Amdocs [**] for providing all other office furniture and fixtures needed by Amdocs or Amdocs Personnel (including Transitioned Employees) to provide the

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distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Services, and for all upgrades, replacements and additions to such furniture or fixtures; provided that such furniture and fixtures are [**] by AT&T and meet AT&T's then-current standards; and provided further that Amdocs shall use commercially reasonable efforts to purchase and use [**], if [**] to other furniture and fixtures reasonably and commercially [**]. Amdocs Personnel using the office facilities provided by AT&T will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for AT&T-related (domestic U.S.A.) calls, telephone handsets, mail service, office support service (e.g., janitorial), heat, light, and air conditioning ("UTILITY RESOURCES"); [**]. AT&T shall notify Amdocs if AT&T believes [**]. The allocation between the Parties of responsibility for [**].

     (f) DATA CENTER [**]. AT&T shall provide, and Amdocs shall obtain from AT&T and use, the [**] provided by AT&T at the [**] as set forth in
          SCHEDULE I. The AT&T [**] shall include the AT&T owned/managed [**], including [**]. In connection with providing the AT&T [**], AT&T shall provide, and Amdocs shall obtain from AT&T and use, AT&T's personnel to provide on-site, [**]. Amdocs will be responsible for [**].

     (g) AMDOCS' USE OF AT&T IT [**]. Access by Amdocs to the Amdocs System located in the [**] environment will be limited by [**]. Amdocs will not be permitted to [**] Amdocs will retain overall responsibility for the integrity of the Amdocs System residing in the AT&T IT Managed Data Center environment. AT&T will retain overall responsibility for the AT&T IT Managed Data Center environment, the connection to that environment and the integrity of that environment. Amdocs' use and access to the environment will be controlled [**]. While access will be [**], Amdocs will be provided access as required for Amdocs [**] and for Amdocs to be able to [**]. No Amdocs Personnel will be located [**] at the AT&T IT [**]. AT&T will [**] as needed for Amdocs' Personnel, vendors or other entities needing [**] to the Amdocs System in the AT&T IT [**]. Amdocs will [**] and maintain [**] of Amdocs Personnel and/or vendors requiring [**].

     (h) AMDOCS' USE OF AT&T REAL YELLOW PAGES [**]. Access by Amdocs to the Amdocs System located in the AT&T Real Yellow Pages [**] environments will be permitted but Amdocs will be required to adhere to [**]. Amdocs will not be permitted to [**]. Amdocs will retain overall responsibility for the [**] of the Amdocs [**]. AT&T will retain overall responsibility for the [**]. Amdocs' use and access to the environments will be [**]. Amdocs will be provided [**] as

                      RESTRICTED - PROPRIETARY INFORMATION

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          required for Amdocs to ensure the [**]. Amdocs Personnel will be located [**] at the AT&T Real Yellow Pages [**]. AT&T will [**] as needed for Amdocs' Personnel, vendors or other entities needing [**] the AT&T Real Yellow Pages [**] to provide other services to the [**]. Amdocs will provide to AT&T and maintain an [**].

     (i) AMDOCS' RESPONSIBILITIES REGARDING [**]. To the extent any Equipment provided or used by Amdocs or Amdocs Personnel (except for AT&T Provided Equipment) is connected directly to the [**], such Equipment shall be (i) subject to [**] by AT&T, (ii) in strict compliance with [**], and (iii) in strict compliance with [**] (to the extent AT&T has made available to Amdocs such [**]). Amdocs shall not [**]any other software on such [**]. In addition, Amdocs' interconnections to AT&T data facilities or network(s) under this Agreement shall be governed by the terms and conditions of the Master Data Connection Agreement between AT&T Corp. and Amdocs Software Systems Limited dated as of August 25, 2003 (the "MDCA"). The definition of "Supporting Agreement" under the MDCA shall be deemed to include this Agreement and the definition of "AT&T Networks" under the MDCA shall be deemed to include the networks of AT&T and the Eligible Recipients (and any other AT&T data facilities to which Amdocs interconnects in order to provide the Services). Immediately following the execution of this FARA, the Parties shall execute and deliver a Connection Supplement to the MDCA in the names of AT&T Services, Inc. and Amdocs, Inc. setting forth Amdocs' interconnections under this Agreement.

     (j)  AMDOCS' RESPONSIBILITIES. Except as provided in SECTIONS 6.1(A), (B),
          (E), (F) and (G) and SECTION 6.5, Amdocs shall be responsible for providing all furniture, fixtures, equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, equipment, space and facilities. In addition, Amdocs will bear the expense of any special furniture or equipment accommodations or evaluations for Amdocs Personnel at AT&T Facilities. Without limiting the foregoing, Amdocs shall (i) provide all maintenance, site management, site administration and similar services for the Amdocs owned or controlled facilities, and (ii) provide uninterrupted power supply services for the designated Software, Equipment, and Systems at the Amdocs owned or controlled facilities.

     (k) PHYSICAL SECURITY. AT&T is responsible for the physical security of the AT&T Facilities and AT&T Sites; provided, that Amdocs shall be responsible for the safety and physical access and control of the areas that Amdocs is using in performing the Services (excluding the AT&T IT Managed Data Centers) and Amdocs shall not permit any person to have access to, or control of, any such area

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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          unless such access or control is permitted in accordance with control procedures approved by AT&T or any higher standard agreed to by AT&T and Amdocs (all to the extent that AT&T provides Amdocs the physical ability to limit access and control over such areas). Amdocs shall be solely responsible for compliance by Amdocs Personnel with such control procedures, including obtaining advance approval to the extent required.

     (l) SECURITY. Except as provided in SECTION 6.1(I), Amdocs shall maintain and cause Amdocs Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the AT&T Facilities described in SECTION 6.1(A), as such standards, requirements and procedures may be modified by AT&T from time to time (to the extent Amdocs has received written notice of such standards, requirements and procedures or modifications thereof).

     (m) EMPLOYEE SERVICES. Subject to applicable security requirements, AT&T will permit Amdocs Personnel to use certain employee facilities [**] at the AT&T Facilities that are [**]. The employee facilities in question and the extent of Amdocs Personnel's permitted use shall be specified in writing by AT&T and shall be subject to modification [**]. Amdocs Personnel will not be permitted to use employee facilities designated by AT&T [**].

     (n) USE OF AT&T FACILITIES. Unless Amdocs obtains AT&T's prior written agreement, which may be withheld by AT&T in its sole discretion, Amdocs shall use the AT&T Facilities, and the Equipment and Software located therein, [**] to AT&T and the Eligible Recipients. AT&T reserves the right, upon [**], or such shorter time as AT&T may be required by Law or extenuating circumstances, to relocate an AT&T Facility from which the Services are then being provided by Amdocs to another geographic location; provided that, in such event, [**]. In such event, AT&T shall [**]; provided that Amdocs notifies AT&T of such [**], obtains AT&T's written approval prior to [**]; and uses commercially reasonable efforts to [**]. AT&T also reserves the right upon reasonable prior notice to direct Amdocs to [**] provided by Amdocs and to thereafter [**]. In such event, AT&T shall (i) provide Amdocs with comparable space, or (ii) [**] Amdocs for any [**] by Amdocs as a result of such direction, including, if applicable, [**] procuring necessary comparable space to be used exclusively for the provision of Services; provided that such direction is not expressly contemplated in this Agreement and that Amdocs notifies AT&T of such [**], obtains AT&T's approval prior to [**].

          Notwithstanding the foregoing, Amdocs will not seek reimbursement of and AT&T will not be obligated to pay Amdocs for any Out-of-Pocket Expenses

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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          related to the AT&T directed vacation of AT&T Facilities in (i) St. Louis, Missouri, in calendar year 2006, or (ii) in Troy, Michigan, in calendar year 2007.

     (o) CONDITIONS FOR RETURN. Upon any vacation by Amdocs of AT&T Facilities, Amdocs shall return such AT&T Facilities (including any improvements to such facilities made by or at the request of Amdocs) to AT&T in substantially the same condition as when such facilities were first provided to Amdocs, subject to reasonable wear and tear and any improvements to such facilities made by or at the request of Amdocs; provided, however, that Amdocs shall not be responsible for the acts of AT&T or its personnel or subcontractors (other than Amdocs and its Subcontractors and Affiliates) causing damage to such facilities.

     (p) NO VIOLATION OF LAWS. Amdocs shall (i) treat, use and maintain the AT&T Facilities in a reasonable manner, and (ii) ensure that neither Amdocs nor any of its Subcontractors commits, and use all reasonable efforts to ensure that no third party commits, any act in violation of any Laws in such Amdocs occupied AT&T Facility or any act in violation of AT&T's insurance policies or in breach of AT&T's obligations under the applicable real estate leases in such Amdocs occupied AT&T Facilities (in each case, to the extent Amdocs has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

     (q) ASSET INVENTORY REPORT AND MANAGEMENT SYSTEM. Amdocs shall complete development, testing, delivery, data conversion and cleansing, and implementation of the Asset Inventory Management System before [**], subject to the exception described in the paragraph below regarding BAPCO Entities. The Asset Inventory Management System shall be subject to Acceptance as if it were a Deliverable. AT&T shall commence a [**] Acceptance Test Period upon delivery of the Asset Inventory Management System, with a target Acceptance date of [**]. If AT&T has not Accepted the Asset Inventory Management System by [**], unless failure to achieve Acceptance by such date is due to a delay caused solely by AT&T after timely delivery of the Asset Inventory Management System by Amdocs to AT&T for Acceptance Testing, then Amdocs will [**] AT&T with [**] for [**] (the "[**]") until [**]. Amdocs acknowledges that time is of the essence regarding the Asset Inventory Management System and Amdocs will make all commercially reasonable efforts to meet the required dates. The [**] will be [**] sent by Amdocs following the month in which an [**] is incurred. In the event the Asset Inventory Management System has not been fully delivered and/or full Acceptance of same has not occurred at the time of termination or expiration of the Agreement, then Amdocs shall, [**], (i) deliver and/or correct the Asset Inventory Management System [**], (ii) [**], or (iii) [**]. If AT&T

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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          requests [**], such [**] will be AT&T's [**] for delay in delivery of the Asset Inventory Management System and [**] to AT&T's account.

          Notwithstanding the foregoing, data relating to the BAPCO Entities does not need to be included in the Asset Inventory Management System until [**] following the scheduled completion of the last BAPCO related Modernization Milestone as set forth in SCHEDULE A. The Parties acknowledge and agree that the delivery of the Asset Inventory Management System is contingent on AT&T providing the applicable data in accordance with the AT&T approved Asset Inventory Management System implementation plan. Subject to SECTIONS 10.2 and 18.1, if the delivery and Acceptance of such data conversion and cleansing Deliverable and the implementation of Asset Inventory Management System for the BAPCO Entities does not occur within such [**], then [**] in accordance with this Section until the Asset Inventory Management System is fully Accepted.

          Along with other system requirements to be finalized as part of the overall project plan, Amdocs shall provide AT&T with [**] access to the Asset Inventory Management System. In the interim, Amdocs shall provide to AT&T upon each six and twelve month anniversary of the Effective Date (i.e., two deliveries annually) a full written inventory in electronic format of all Equipment and Software used by Amdocs to provide the Services or for which Amdocs has administrative or financial responsibility in connection with this Agreement. In addition, the Parties have published a document titled "Asset Management System Risks and Mitigations" and included said document in the Policy and Procedures Manual. This document outlines key operational requirements agreed to by Amdocs as a condition of AT&T's acceptance of a delay in delivery of the Asset Inventory Management System.

6.2  AT&T USE OF AMDOCS FACILITIES; AMDOCS OFFSHORE ACCESS.

     (a) AT&T USE OF AMDOCS FACILITIES. During the term of this Agreement, Amdocs will provide to AT&T [**] (i) reasonable use of Amdocs locations where the Services are being performed and (ii) access to reasonable work/conference space at Amdocs locations where the Services are being performed, for the conduct of AT&T's activities related to this Agreement.

     (b) AMDOCS OFFSHORE ACCESS TO AT&T DATA, EQUIPMENT, SYSTEMS AND SOFTWARE. Amdocs Personnel working offshore may only access AT&T Data and Equipment, Systems or Software provided by AT&T while physically located in an AT&T-approved location, except as otherwise provided in this Section. Beginning [**] following the FARA Effective Date, Amdocs Personnel located

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                          except by written agreement.


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                                                           Contract No. 02026409
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          outside of the United States but not in an AT&T-approved facility may remotely access AT&T Data, Equipment, Systems or Software provided by AT&T only in accordance with and subject to the AT&T Rules. If (i) Amdocs is in compliance with the AT&T Rules regarding remote access as specified in SCHEDULE E.3, (ii) AT&T unreasonably refuses to approve requests for such remote access in accordance with SECTION 21.8 of this Agreement and SCHEDULE E.3, and (iii) Amdocs is unable to identify any reasonable commercially available alternatives, then Amdocs shall not be held responsible for resulting failures to perform the Services in accordance with SECTION 10.2, unless AT&T authorizes a Service Revision that includes charges for any additional resources required as a result of such inability to remotely access AT&T Data, Equipment, Systems, or Software. Any exceptions shall be submitted in writing to the AT&T Offshore Management Office for approval or rejection at AT&T's sole discretion at the address set forth in
          SECTION 6.1(A). Any such approval or rejection to be provided to Amdocs within [**] of the date upon which the exception request is submitted to AT&T.

6.3  AT&T RULES/EMPLOYEE SAFETY.

     (a) AT&T RULES AND COMPLIANCE. In performing the Services and using the AT&T Sites, Amdocs shall observe and comply with all AT&T policies, rules and regulations applicable to the AT&T Sites or the provision of the Services, including those set forth on SCHEDULE E.3 and those applicable to specific AT&T Sites, all as have been or may be provided to Amdocs in writing (collectively, "AT&T RULES"). Amdocs shall distribute the AT&T Rules to Amdocs Personnel as and to the extent necessary and appropriate. Additions or modifications to the AT&T Rules may be communicated by AT&T in writing to Amdocs or Amdocs Personnel or may be made available to Amdocs or Amdocs Personnel by posting at an AT&T Site, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors. Amdocs and Amdocs Personnel shall observe and comply with such additional or modified AT&T Rules. Amdocs personnel providing Services shall adhere to similar if not the same rules at Amdocs' locations from which Services and Materials are provided pursuant to this Agreement. To the extent that any such additions or modifications materially increase Amdocs' aggregate costs in performing the Services or Amdocs' responsibilities hereunder, the Parties will address such impact, if any, through SECTION 9.5.

     (b) HEALTH AND SAFETY COMPLIANCE. Amdocs and Amdocs Personnel shall familiarize themselves with the premises and operations at each AT&T Site at or from which Services are rendered and the AT&T Rules applicable to each such AT&T Site. Upon Amdocs' request, AT&T shall provide Amdocs with the

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                          except by written agreement.


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                                                    Amendment No. 02026409.A.010

          Material Safety Data Sheets (MSDSs) for any hazardous chemical, as that term is defined under the Occupational Health and Safety Act
          (OSHA), present at any AT&T Site. Amdocs is hereby notified that AT&T Sites constructed prior to 1981 contain asbestos containing materials
          (ACM) and/or presumed ACM (PACM) and may also contain both natural and artificial conditions and activities involving risk of harm. Should Amdocs' performance of Services require Amdocs Personnel to disturb or contact ACM/PACM for which AT&T has no immediate plans to disturb or contact for other purposes, [**]:

          (i) Contacting the appropriate AT&T representative responsible for the AT&T Site to determine the presence, location, and quantity of ACM/PACM that Amdocs Personnel may reasonably be expected to work in or adjacent to;

          (ii) Informing Amdocs Personnel of the presence, location, and quantity of ACM/PACM present in the AT&T Site that Amdocs Personnel may reasonably be expected to work in or adjacent to and the precautions to be taken to ensure that airborne ACM/PACM is confined to the identified ACM/PACM area;

          (iii) Informing the appropriate AT&T representative responsible for the AT&T Site and other employers or employees at the AT&T Site of the presence, location, and quantity of any newly discovered ACM/PACM identified by Amdocs within twenty-four (24) hours of its discovery; and

          (iv) Taking necessary safety precautions for Amdocs Personnel and assuring a safe place for performance of Services.

          When performing Services at AT&T Sites in California, Amdocs shall issue warnings in accordance with the California Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65") to AT&T personnel and the public at such AT&T Sites for exposure to chemicals covered by Proposition 65 introduced by Amdocs or Amdocs Personnel to such AT&T Sites. Such warnings may take the form of, but not be limited to, a MSDS for each such chemical.

          AMDOCS IS HEREBY WARNED IN ACCORDANCE WITH PROPOSITION 65 THAT EXPOSURE TO CHEMICALS MAY OCCUR AT AT&T SITES. If requested, AT&T shall make available to Amdocs and Amdocs Personnel a MSDS for chemicals covered by Proposition 65, if any, at AT&T Sites in California where Amdocs is providing Services. AT&T shall also issue any additional Proposition 65 warnings required by Proposition 65 for exposure to

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          chemicals introduced by AT&T or AT&T personnel to AT&T Sites to Amdocs Personnel and the public when Amdocs Personnel are performing Services in AT&T Sites in California. Amdocs shall issue appropriate warnings to inform and educate Amdocs Personnel entering AT&T Sites of the above information in accordance with Environmental Laws. AT&T and Amdocs shall cooperate on such warnings.

     (c) ONLINE ACCESS. Amdocs' employees include "foreign persons" within the meaning of the U.S. export control laws, and foreign persons employed by Amdocs may, subject to SECTION 8.8(D), have access to AT&T computer or electronic data storage systems or networks in order to provide Services under this Agreement, unless otherwise specifically set forth in an Order. If Amdocs is given access, whether at AT&T's premises or through remote facilities, to any AT&T computer or electronic data storage system in order for Amdocs to perform the Services, Amdocs shall limit such access and use solely to perform Services and will not attempt to access any AT&T computer system, electronic file, Software or other electronic services other than those specifically required to perform the Services. Amdocs shall (i) limit such access to those Amdocs Personnel with an express requirement to have such access in connection with this Agreement and/or any Order and, in doing so, shall comply with SECTION 8.8 (D), (ii) advise AT&T in writing of the name of each individual who will be granted such access and (iii) strictly follow all AT&T security rules and procedures for use of AT&T's electronic resources provided to Amdocs from time to time. Upon AT&T's request, Amdocs shall provide the social security number or other personal identification of each of its representatives, including Amdocs' employees and subcontractors' employees, who will need access to any AT&T system to perform Amdocs' obligations under this Agreement. All user identification numbers and passwords disclosed to Amdocs and any information obtained by Amdocs as a result of Amdocs' access to, and use of, AT&T's computer and electronic storage systems shall be deemed to be, and shall be treated as, Proprietary Information of AT&T pursuant to this Agreement. Amdocs shall cooperate with AT&T in the investigation of any apparent unauthorized access by Amdocs to AT&T's computer or electronic data storage systems or unauthorized release of Proprietary Information of AT&T by Amdocs or any Amdocs personnel.

6.4  SOFTWARE.

     (a) FINANCIAL RESPONSIBILITY. Each Party shall be responsible for any third party fees or expenses on or after the Commencement Date associated with the provision of the Services described in this Agreement with respect to Software and related

                      RESTRICTED - PROPRIETARY INFORMATION

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
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          Third Party Contracts for which such Party is financially responsible under SCHEDULES E and E.1. Each Party also shall be responsible for any third party fees or expenses on or after the Commencement Date associated with new, substitute or replacement Software or related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software) for which such Party is financially responsible under SCHEDULES E and E.1. With respect to Software licenses and related Third Party Contracts that are transferred to Amdocs by AT&T or for which Amdocs otherwise assumes financial responsibility under this Agreement, including those listed on SCHEDULES F.2 and F.3 AND F.3.B, Amdocs shall (i) pay all amounts becoming due under such licenses or related Agreements, and all related expenses (including any maintenance and/or support charges) relating to periods on or after the applicable Commencement Date; (ii) rebate to AT&T any prepayment of such amounts in accordance with
          SECTION 11.8(A); (iii) [**] on or after the applicable Commencement Date; and (iv) be responsible for curing any defaults in Amdocs' performance under such licenses or contracts on or after the applicable Commencement Date.

     (b) OPERATIONAL RESPONSIBILITY. With respect to Software and related Third Party Contracts for which Amdocs is operationally responsible under SCHEDULES E and E.1, subject to the provisions of SECTION 18.2(F) Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software and related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, in accordance with this Agreement, including the Service Levels and Change Management; (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses and agreements; and (vi) [**] under such Software Licenses [**] under this SECTION 6.4(B) (except to the extent that such failure [**]).

     (c)  RIGHTS UPON EXPIRATION/TERMINATION.

          (i) Any Software licenses provided and/or purchased by AT&T for use by Amdocs Personnel shall remain the property of AT&T and be returned to

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distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               AT&T prior to the expiration of the Term or upon cancellation or termination of the relevant Order and/or this Agreement.

          (ii) With respect to all Amdocs' licensed Third Party Software and related Third Party Contracts (including maintenance and support agreements for Software), Amdocs shall use all commercially reasonable efforts to (i) obtain for AT&T, the Eligible Recipients and AT&T's designees (solely for such AT&T designees' use for AT&T and the Eligible Recipients and subject to reasonable confidentiality terms) the license, sublicense, assignment and other rights specified in SECTION 4.4(B)(3), (ii) ensure that [**], (iii) ensure that [**] to Amdocs, and at least sufficient for the [**] the Services, as well as the [**], and
               (iv) ensure that [**] of this Agreement [**]. If Amdocs is [**]Amdocs to [**] available for an [**] for the product to be obtained [**]. If AT&T unreasonably refuses to grant such approval in accordance with SECTION 21.8 of this Agreement and the foregoing with respect to any such Software or Third Party Contract that is required to provide the Services in light of changed requirements of AT&T or applicable Laws, and Amdocs is unable to identify any commercially available alternatives, then Amdocs shall not be held responsible for resulting failure to perform the Services in accordance with SECTION 10.2.

     (d) EVALUATION OF THIRD PARTY SOFTWARE. In addition to its obligations under SECTION 6.4(A) and (B) and in order to facilitate AT&T's control of architecture, standards and plans pursuant to SECTION 9.4, Amdocs shall use all commercially reasonable efforts to evaluate on an annual basis a reasonable amount of Third Party Software selected by or for AT&T to determine whether such Software will adversely affect AT&T's operational environment and/or Amdocs' ability to provide the Services. Amdocs shall complete and report the results of such evaluation to AT&T promptly, taking into consideration any applicable pressing business need or emergency situation.

     (e) [**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially available efforts to [**] of such products and services (including [**]), except to the extent otherwise agreed by AT&T. If Amdocs is [**], it shall [**].

6.5  EQUIPMENT.

     (a) AT&T PROVIDED EQUIPMENT. AT&T shall provide Amdocs (at no charge to Amdocs) with the use of the AT&T owned and leased Equipment identified on

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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          SCHEDULE O.3 (collectively, the "AT&T PROVIDED EQUIPMENT") for the periods specified in such Schedule solely for and in connection with the provision of the Services. Notwithstanding the foregoing, except as provided in this SECTION 6.5(A) and SECTIONS 6.1(A), (B) and (E), Amdocs shall (i) be responsible for providing all Equipment required to perform the Services and all upgrades, improvements, replacements and additions thereto; and (ii) [**]. Upon the expiration of the period specified in SCHEDULE O.3 for each item of AT&T Provided Equipment (or when such AT&T Provided Equipment is no longer required by Amdocs for the performance of the Services), Amdocs shall promptly return such AT&T Provided Equipment to AT&T in substantially the same condition (as it may have been modified or improved by Amdocs with AT&T's approval) as when such AT&T Provided Equipment was first provided to Amdocs, subject to reasonable wear and tear. THE AT&T PROVIDED EQUIPMENT IS PROVIDED BY AT&T TO AMDOCS IN GOOD WORKING ORDER, [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, AT&T EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESSED OR IMPLIED, AS TO THE AT&T PROVIDED EQUIPMENT, OR ITS CONDITION [**].

     (b) EQUIPMENT TRANSFERRED TO AMDOCS. Notwithstanding anything to the contrary (including anything in SCHEDULE O.3 or otherwise), the Parties acknowledge and agree that the Equipment listed on SCHEDULE F.2.A is owned by Amdocs and is not AT&T Provided Equipment.

     (c) FINANCIAL RESPONSIBILITY. Each Party shall be responsible for third party fees or expenses (including maintenance and/or support charges, if any) on or after the Commencement Date associated with Equipment, Equipment Leases and related Third Party Contracts for which such Party is financially responsible under SCHEDULES E, E.1, and F.3. Each Party also shall be responsible for any third party fees or expenses relating to periods on or after the Commencement Date associated with new, substitute or replacement Equipment, Equipment leases or related Third Party Contracts (including upgrades, enhancements or new releases of such Equipment) for which such Party is financially responsible under SCHEDULES E E.1, and F.3. With respect to Equipment, Equipment Leases and related Third Party Contracts that are transferred to Amdocs by AT&T or for which Amdocs otherwise assumes responsibility under this Agreement, including the Equipment Leases and Third Party Contracts listed on SCHEDULES F.1, F.2, and F.3 Amdocs, shall (i) pay all amounts becoming due with respect to such Equipment, leases or agreements, and all related expenses (including pro rata maintenance and/or support fees, if any), for periods on or after the applicable Commencement Date; (ii) rebate to AT&T any prepayment of such amounts in accordance with SECTION 11.8(A); (iii) [**] after the applicable Commencement

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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Date; and (iv) be responsible for curing any defaults in Amdocs' performance with respect to such Equipment, leases or agreements on or after the applicable Commencement Date.

     (d) OPERATIONAL RESPONSIBILITY. With respect to Equipment, Equipment Leases and related Third Party Contracts for which Amdocs is operationally responsible under SCHEDULE E, subject to the provisions of SECTION 18.2(F), Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Equipment, Equipment Leases and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Equipment, Equipment Leases and related Third Party Contracts; (iii) the performance, availability, reliability, compatibility and interoperability of the Equipment and related Third Party Contracts, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations with respect to such Equipment, leases and contracts, including nondisclosure obligations (to the extent under Amdocs' supervision or control); (v) the administration and exercise as appropriate of all rights available with respect to such Equipment or agreements; and (vi) the [**] obligations under this SECTION 6.5(D) [**].

     (e) RIGHTS UPON EXPIRATION/TERMINATION. Any Equipment or memory upgrades provided and / or purchased by AT&T for use by Amdocs Personnel, shall remain the property of AT&T and be returned to AT&T prior to the expiration of the Term or upon cancellation or termination of the relevant Order and / or this Agreement. With respect to all [**] which is to be primarily used to provide the Services, Amdocs shall use all commercially reasonable efforts to (i) [**] in SECTION 4.4(B)(4), (ii) ensure that the [**], (iii) ensure that the [**], and (iv) ensure that [**] of this Agreement [**]. Except as specifically set forth in this Agreement, [**]. If Amdocs is [**] Amdocs [**]. AT&T shall [**]for the product to be obtained [**]. If AT&T [**] in accordance with SECTION
          21.8 of this Agreement [**], then Amdocs shall [**] in accordance with
          SECTION 10.2.

     (f) EVALUATION OF THIRD PARTY EQUIPMENT. In addition to its obligations under SECTIONS 6.5(B) and (D) and in order to facilitate AT&T's control of architecture, standards and plans pursuant to SECTION 9.4, Amdocs shall use all commercially reasonable efforts to evaluate a reasonable number on annual basis of Equipment selected by or for AT&T to determine whether such Equipment will adversely affect AT&T's operational environment and/or Amdocs' ability to provide the Services. Amdocs shall complete and report the results of such evaluation to

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          AT&T promptly, taking into consideration any applicable pressing business need or emergency situation.

     (g) [**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] such products and services [**] except to the extent otherwise agreed by AT&T. If Amdocs is [**], it shall [**]. If AT&T [**] of this Agreement with respect to [**] Services and Amdocs is unable to identify any commercially available alternatives, then Amdocs shall [**].

6.6  THIRD PARTY CONTRACTS.

     (a) FINANCIAL RESPONSIBILITY. In addition to the Third Party Contracts identified in SECTIONS 6.3(A) and 6.5 and SCHEDULE E, Amdocs shall be responsible for any third party fees or expenses on or after the Commencement Date associated with Third Party Contracts (excluding Third Party Contracts administered by Amdocs on a pass through basis, which are addressed in SECTION 11.2) used by Amdocs to provide the Services. Each Party also shall be responsible for any third party fees or expenses (including maintenance and/or support charges) on or after the Commencement Date associated with new, substitute or replacement Third Party Contracts for which such Party is financially responsible under SCHEDULES E and E.1. With respect to Third Party Contracts that are transferred to Amdocs by AT&T or for which Amdocs otherwise assumes financial responsibility under this Agreement, including those listed on SCHEDULES F.3 and F.3,B, Amdocs shall (i) pay all amounts becoming due under such licenses or related Agreements, and all related expenses, for periods on or after the applicable Commencement Date; (ii) rebate to AT&T any prepayment of such amounts in accordance with SECTION 11.8(A); (iii) [**] after the applicable Commencement Date; and (iv) be responsible for curing any defaults in Amdocs' performance under such contracts on or after the applicable Commencement Date.

     (b) OPERATIONAL RESPONSIBILITY. With respect to the Third Party Contracts identified in SECTION 6.6(A) (excluding Third Party Contracts administered by Amdocs on a pass-through basis, which are addressed in
          SECTION 11.2), and the services and products provided thereunder, subject to the provisions of SECTION 18.2(F), Amdocs shall, unless the Parties have otherwise agreed in SCHEDULE E, be responsible for (i) the evaluation, procurement, use, support, management, administration, operation and maintenance of such Third Party Contracts and any new, substitute or replacement Third Party Contracts; (ii) the performance, availability, reliability, compatibility and interoperability of such Third Party Contracts and the services and products provided thereunder; (iii) the compliance

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          with and performance of any operational, administrative or contractual obligations imposed on AT&T or Amdocs under such Third Party Contracts, including nondisclosure obligations (to the extent under Amdocs' supervision or control); (iv) the administration and exercise as appropriate of all rights available under such Third Party Contracts; and (v) [**] obligations under this SECTION 6.6.

     (c) RIGHTS UPON EXPIRATION/TERMINATION. With respect to [**] to be used to provide the Services, Amdocs shall use all commercially reasonable efforts to (i) [**] the rights specified in SECTION 4.4(B)(6), (ii) ensure that the granting of such rights is [**], (iii) ensure that the [**] to Amdocs and [**], and (iv) ensure that [**] by Amdocs prior to the date [**]. If Amdocs is [**] Amdocs to provide [**]. AT&T shall [**] for the product to be obtained [**].

     (d) TELECOMMUNICATION/IP SERVICES. To the extent Amdocs uses telecommunication services or IP-based services (e.g., IP bandwidth) in connection with the provision of the Services or the performance of the other obligations under this Agreement [**].

     (e) [**]. With respect to all [**] services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] except to the extent otherwise agreed by AT&T. If Amdocs is [**]. If AT&T [**] with respect to [**], then Amdocs shall [**].

6.7  ASSIGNMENT OF LICENSES, LEASES AND RELATED AGREEMENTS.

     (a) ASSIGNMENT AND ASSUMPTION. On and as of the Commencement Date, AT&T shall assign to Amdocs, and Amdocs shall assume and agree to perform all obligations related to, the Software licenses, Equipment Leases and Third Party Contracts for which Amdocs is financially responsible under SECTIONS 6.3(A) , 6.5 and 6.6 and SCHEDULES E and E.1, including those listed on SCHEDULES F.2, F.3, F.3.B, F.4 and F.4.B. AT&T and Amdocs shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein. AT&T represents and warrants that (i) it is not in default under such licenses, leases and Third Party Contracts, (ii) all payments thereunder through the date of assignment are current, (iii) no payments or charges (including deferred payments) shall be payable by Amdocs to AT&T (or such third party contractor) for benefits or services received by AT&T under such licenses, leases and Third Party Contracts prior to the date of assignment, and (iv) it is not aware of any defaults with respect to such licenses, leases and Third Party Contracts.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (b) ITEMS NOT ASSIGNABLE BY COMMENCEMENT DATE. With respect to any such Software licenses, Equipment Leases or Third Party Contracts that can not, as of the Commencement Date, be assigned to Amdocs without breaching their terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Amdocs (but only to the extent not prohibited under the terms and conditions of such Third Party Contract) until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Amdocs. It is understood that, from and after the Commencement Date, Amdocs, as a subcontractor or delegatee, shall be financially and operationally responsible for such Software license, Equipment Lease or Third Party Contract as AT&T's agent pursuant to SECTION 9.10(A). Amdocs shall use reasonable commercial efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Amdocs doing so, the Software license, Equipment Lease or Third Party Contract shall immediately be assigned and transferred to and assumed by Amdocs.

     (c) NON-ASSIGNABLE ITEMS. If, after Amdocs using all commercially reasonable efforts for a reasonable period of time, a license, lease or agreement still cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

     (d) MODIFICATION AND SUBSTITUTION. Except as otherwise provided in this Agreement, Amdocs may terminate, shorten or extend the Software licenses, Equipment Leases and Third Party Contracts for which Amdocs is financially responsible under SCHEDULES E, E.1, and E.2 of this Agreement and may substitute or change suppliers relating to goods or services covered thereby; provided that, except as otherwise [**] under such Software licenses, Equipment Leases or Third Party Contracts, (ii) shall [**]; and (iii) shall [**] the Services. Notwithstanding anything to the contrary herein, Amdocs shall [**], provided that [**].

     (e) CORPORATE LEVEL AGREEMENTS. Notwithstanding anything to the contrary in this Agreement, the Parties agree that with respect to Corporate Level Agreements the following provisions will apply:

          (i) AT&T shall assume primary responsibility for all financial and administrative activities necessary to ensure for the duration of the Term that (x) Amdocs will be entitled to exercise rights held as of the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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               Commencement Date under the Corporate Level Agreements solely to the extent necessary for Amdocs to perform the Services and (y) Amdocs' rights available under Corporate Level Agreements necessary for Amdocs to perform the Services will not be reduced or limited, and will not be modified in a manner such that Amdocs incurs increased costs in the exercise of such rights;

          (ii) The financial responsibility for AT&T obtaining additional rights under Corporate Level Agreements for Amdocs that were not required or held by AT&T and/or its Affiliates prior to the Commencement Date pursuant to this SECTION 6.7(E) shall be allocated between the Parties pursuant to SECTION 5.2; and

          (iii) AT&T may amend or extend any Corporate Level Agreement or substitute another agreement for a Corporate Level Agreement, in each case at AT&T's sole discretion; except as provided in clause
               (ii) above, AT&T shall have financial responsibility for any such amended, extended, or substituted Corporate Level Agreement.

6.8  LICENSE TO AT&T OWNED SOFTWARE AND THIRD PARTY SOFTWARE.

     (a) LICENSE TO AT&T OWNED SOFTWARE. As of the Commencement Date, AT&T hereby grants Amdocs and, to the extent necessary for Amdocs to provide the Services, to Amdocs Affiliates or Subcontractors designated by Amdocs that sign a written agreement with Amdocs to be bound by all of the terms contained herein applicable to such Software (such agreement shall include the terms specified in this Section as well as those pertaining to the ownership of such Software and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Software, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free right and license during the term of this Agreement to access, use, operate, copy and store the AT&T Owned Software for the express and sole purpose of providing the Services. Except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, Amdocs shall have no right to use the source code to such AT&T Owned Software unless and to the extent approved in advance by AT&T. AT&T Owned Software shall remain the sole and exclusive property of AT&T. Amdocs and its Subcontractors shall not (i) use any AT&T Owned Software for the benefit of any person or Entity other than AT&T or the Eligible Recipients, (ii) except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, separate or uncouple any portions of the AT&T Owned Software, in whole or in part, from any other portions thereof, or (iii) except as is required for

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          Amdocs to perform the Services in relation to the AT&T-Owned Software, reverse assemble, reverse engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human readable code, underlying algorithms, ideas, file formats or programming interfaces of the AT&T Owned Software by any means whatsoever, without the prior approval of AT&T, which may be withheld at AT&T's sole discretion. Except as otherwise requested or approved by AT&T, Amdocs and its Subcontractors shall cease all use of AT&T Owned Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION 4.4(B)(6) and shall certify such cessation to AT&T in a notice signed by an officer of Amdocs and each applicable Subcontractor. THE AT&T OWNED SOFTWARE IS PROVIDED BY AT&T TO AMDOCS
          IN GOOD WORKING ORDER, [**] FOR USE BY AMDOCS TO PROVIDE THE SERVICES.

     (b) LICENSE TO THIRD PARTY SOFTWARE. Subject to [**], AT&T hereby grants to Amdocs, for the sole purpose of performing the Services and solely to the extent of AT&T's underlying rights, the same rights of access and use as AT&T possesses under the applicable software licenses with respect to AT&T licensed Third Party Software. AT&T also shall grant such rights to Affiliates and Subcontractors designated by Amdocs if and to the extent necessary for Amdocs to provide the Services; provided that, [**]. Amdocs and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on AT&T by such licenses. In addition, [**] all of the terms contained herein [**] shall include the terms specified in this Section as well as those pertaining to the ownership of such Software [**]. Except as otherwise requested or approved by AT&T (or the relevant licensor), Amdocs and its Subcontractors shall cease all use of such Third Party Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION 4.4(B)(6). THE AT&T LICENSED THIRD PARTY SOFTWARE IS PROVIDED BY AT&T TO AMDOCS IN GOOD WORKING ORDER[**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, AT&T EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH AT&T LICENSED THIRD PARTY SOFTWARE, OR THE CONDITION OR SUITABILITY OF SUCH SOFTWARE [**].

6.9  LICENSE TO AMDOCS OWNED MATERIALS AND THIRD PARTY SOFTWARE.

     (a) LICENSE. Amdocs hereby grants to AT&T and the Eligible Recipients (subject to SECTION 14.5(C)), at no additional Charge, an irrevocable (but terminable in

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          accordance with the terms of this Agreement), non-exclusive, non-transferable (except as otherwise provided in this Agreement), fully paid up, royalty-free, worldwide right and license to permit AT&T, the Eligible Recipients and any AT&T Third Party Contractor(s) (that have entered into a non-disclosure agreement with Amdocs (substantially similar to EXHIBIT 6) and that are not Direct Amdocs Competitors, unless otherwise provided in SECTION 6.9(B)) to Utilize the Amdocs Owned Materials and, [**], the Third Party Software as to which Amdocs holds the license or for which Amdocs is financially responsible under this Agreement (including related documentation, methodology and tools) to the extent necessary to enjoy the rights and receive the full benefit of this Agreement, including the Services and Materials provided or offered hereunder to AT&T and the Eligible Recipients during the term of this Agreement and any Termination Assistance Services period but only in connection with the conduct of AT&T's or the Eligible Recipients' business in the United States and for customers and Affiliates based in the United States.

     (b) SPECIAL CIRCUMSTANCES. Notwithstanding anything to the contrary, [**] as licensed to AT&T or any Eligible Recipient (and other Proprietary Information related thereto) if:

               (i) Amdocs provides written consent, or

               (ii) [**] is being engaged (A) [**] by Amdocs that has a [**], or
               (B) as a result of Amdocs' refusal to provide a Service Revision proposal in accordance with this Agreement or a commercially reasonable estimate for the level of effort associated with a Chargeable Enhancement (either (A) or (B), if there are no reasonably available [**] known to AT&T that do not (and are not likely to) have a direct or indirect adverse impact (e.g., a significant additional cost, delay, or delivery or operational risk), a "SPECIAL CIRCUMSTANCE"). For the avoidance of doubt, the Parties agree that Special Circumstances shall not be deemed to exist if Amdocs makes available to AT&T for [**]. AT&T shall notify Amdocs when it believes Special Circumstances exist [**]. In the event Amdocs reasonably disputes the existence of such Special Circumstance(s), Amdocs will so notify AT&T, [**]: (1) Amdocs' written consent; (2) dispute resolution pursuant to this Agreement; or (3) a decision from a competent authority pursuant to this Agreement.

          Subject to the other provisions of this Agreement, AT&T shall assume full responsibility [**] and take all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. The foregoing includes (A) using all commercially reasonable efforts to [**] to

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          execute EXHIBIT 6 with Amdocs and, [**] written nondisclosure requirements with AT&T (or the applicable Eligible Recipient) (for the benefit of Amdocs) reasonably consistent with the confidentiality and proprietary rights provisions of this Agreement and which at a minimum provide that (w) [**] provide services for AT&T or an applicable Eligible Recipient, (x) [**] with respect to AT&T and the Eligible Recipients, (y) at the conclusion of its performance of such services [**], and (z) the [**] to audit [**] compliance with the foregoing, which audit AT&T shall conduct (or have conducted) upon Amdocs' reasonable request, and (B) with respect to [**]. AT&T shall provide the relevant portions of such agreement between AT&T and the [**]. [**].

          Amdocs' [**] and provided further that Amdocs may, in its sole discretion with respect to such consent, [**].

6.10 NOTICE OF DEFAULTS.

     AT&T and Amdocs shall promptly inform the other Party in writing of any material breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment Lease or Third Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

6.11 AT&T DISCOVERED AGREEMENTS.

     If at any time after the Commencement Date, [**] should have been [**], then AT&T shall have [**] for all purposes of this Agreement effective from and after the Commencement Date, provided that Amdocs shall [**] under this
     SECTION 6.11 [**], for each Contract Year, [**] for such Contract Year. [**] for a Contract Year [**] for such Contract Year, Amdocs shall [**] for periods beginning on the Commencement Date).

     As requested by AT&T, the Parties agree [**] in connection with New Services or the addition of a Potential Eligible Recipient.

7.   SERVICE LEVELS

7.1  GENERAL.

     Amdocs shall perform the Services at (i) the levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that meet high standards of the directory publishing software and software service industries or (ii) if higher, the documented or

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                    Amendment No. 02026409.A.010

     otherwise verifiable levels of accuracy, quality, completeness, timeliness, responsiveness and productivity received by AT&T or the Eligible Recipients prior to the Commencement Date.

7.2  RESERVED.

7.3  COMPLIANCE WITH SERVICE LEVELS.

     (a) ULTIMATE AMDOCS RESPONSIBILITY. Amdocs shall be responsible for meeting or exceeding the applicable Service Levels (even where doing so is dependent on the provision of Services by its Subcontractors), except as otherwise provided in SECTIONS 9.14, 10.2, or SECTION 19 of SCHEDULE G.

     (b) SERVICE LEVEL [**]. Amdocs recognizes that AT&T is paying Amdocs [**], then Amdocs shall [**] specified in SCHEDULE G ("SERVICE LEVELS" and "[**]") in [**]. However, if AT&T [**], Amdocs shall [**] giving rise to such recovery.

7.4  PROBLEM ANALYSIS.

     If Amdocs fails to provide Services in accordance with the Service Levels and this Agreement, Amdocs shall (after restoring service or otherwise resolving any immediate problem): (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable after such failure or AT&T's request; (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise AT&T of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to AT&T's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. Amdocs shall use [**]; provided that, [**], Amdocs shall [**] and shall notify AT&T [**]. [**]. Amdocs shall [**].

7.5  MEASUREMENT AND MONITORING.

     Amdocs shall implement measurement and monitoring tools and metrics as well as standard reporting procedures, all as set forth in SCHEDULE G or otherwise acceptable to AT&T, to measure and report Amdocs' performance of the Services against the applicable Service Levels. AT&T [**] shall have [**]. Amdocs shall [**]. Amdocs also shall [**] by Amdocs [**] with their use.

7.6  [**].

     (a) [**]. Amdocs shall engage independent third parties (such third parties to be approved in advance and in writing by AT&T) to [**]. Amdocs shall be

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          [**]pursuant to this SECTION 7.6. For avoidance of doubt, the scope of such [**] the AT&T Real Yellow Pages.

     (b)  [**]. [**], AT&T may [**] by AT&T. [**], Amdocs shall [**].

     (c) [**]. [**] pursuant to SECTION 7.6 [**], Amdocs shall [**]. AT&T and Amdocs shall [**]; provided, that the [**]. Amdocs' [**] Amdocs and the [**] shall be completed. Following [**], Amdocs will [**].

7.7  NOTICE OF DEFAULT.

     If Amdocs [**] under this Agreement or any other [**], or (ii) that has [**] Amdocs shall [**] and Amdocs and AT&T shall [**].

8.   PERSONNEL.

     SECTIONS 8.1 and 8.2 apply to the applicable [**] prior to the FARA Effective Date. After the FARA Effective Date, other AT&T Personnel [**], pursuant to SCHEDULE M.B.

8.1  ORIGINAL TRANSITIONED PERSONNEL.

     (a)  [**].

          (i) [**]. [**] after the Effective Date, Amdocs shall [**]. Included with [**]. Amdocs shall [**]. Amdocs [**] In no event shall [**]

          (ii) [**] Amdocs shall [**] hereunder.

          (iii) [**], Amdocs shall [**] hereunder.

          (iv) [**], Amdocs shall [**] hereunder.

          (v)  [**]. Amdocs shall [**] in connection with this Agreement, [**].

          (vi) [**], Amdocs shall [**] hereunder.

     (b) ADDITIONAL TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**] shall be as set forth in this ARTICLE 8, [**] as Transitioned Employees [**].

     (c) [**] TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**] one or more Transitioned Employees [**]. Amdocs shall [**] any such Transitioned Employee. AT&T shall [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (d) [**]. Amdocs shall [**] Transitioned Employee [**] Amdocs shall [**] the Transitioned Employees, [**] the Commencement Date, [**] the Commencement Date [**] Transitioned Employees [**] the Commencement Date, [**], provided, however, that Amdocs shall [**]. There shall be [**] the Commencement Date. For purposes of this provision, [**] the Transitioned Employee's [**]. Amdocs may, [**] with Amdocs. [**] Transitioned Employee [**], Amdocs may consider such Transitioned Employee [**] Transitioned Employee. If a Transitioned Employee's [**] by Amdocs [**] with Amdocs, Amdocs shall [**] Transitioned Employee [**] on the Effective Date[**]the Transitioned Employee [**] on the date [**]. For the purposes of the foregoing, [**] Transitioned Employees [**] to the Commencement Date, but Amdocs shall [**], provided, however, that Amdocs shall [**].

     (e)  [**]. This Agreement is not intended to [**]. Amdocs will [**].

     (f)  [**]. To the extent [**] Amdocs, Amdocs shall [**] with this ARTICLE
          8.

     (g) [**]. [**], Amdocs shall have [**] the Commencement Date, [**] applicable contractor.

8.2  ORIGINAL EMPLOYEE BENEFIT PLANS.

     (a) GENERAL. Except as otherwise provided in this ARTICLE 8, Amdocs shall [**]that are made [**]. Amdocs has [**]. During the term of this Agreement and any extensions thereof, [**] shall be[**], except as provided below.

     (b) [**]. Except as otherwise provided in this ARTICLE 8, the [**], shall be [**], as applicable.

     (c) [**]. Subject to the [**] will be determined by Amdocs; provided, however, that [**] in accordance with SECTION 8.2(A), and ([**].

     (d)  [**]. Amdocs will [**]. Amdocs will [**] the Commencement Date.

     (e) [**]. AT&T will [**] in accordance with the [**]. With respect to all [**] as follows:

          (i)  AT&T [**] the Commencement Date, [**] Transitioned Employee [**].

          (ii) Amdocs will [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          (iii) Amdocs will [**] in accordance with SECTION 8.2(E)(VI) [**]. Amdocs shall [**].

          (iv) Amdocs will [**] in accordance with SECTION 8.2(E)(VI) [**]. Amdocs shall [**].

          (v) Amdocs will [**] in accordance with SECTION 8.2(E)(VI) [**]. Amdocs shall [**] by Amdocs.

          (vi) [**] SECTION 8.2(E)(III) and SECTION 8.2(E)(IV) shall [**] described in SECTION 8.2(E)(I), [**]. [**] SECTION 8.2(E)(V) shall [**] described in SECTION 8.2(E)(I) above, [**].

     (f) [**]. [**]. During the term of this Agreement, Amdocs shall [**]. Amdocs shall [**] in accordance with SECTION 8.2(A).

     (g)  [**]. [**] provided by Amdocs [**].

     (h)  [**]. [**] Amdocs [**] as set [**]. AT&T shall [**], Amdocs shall
          [**].

     (i)  [**]. [**] Amdocs [**].

     (j) [**]. Subject to the provisions of SECTION 8.1(A), [**] shall be [**] Amdocs [**] in accordance with SECTION 8.2(A) [**], Amdocs shall [**] would have [**] shall be [**]. For the purposes of the foregoing, [**] the Commencement Date, [**], provided, however, that Amdocs shall [**].

     (k)  [**]. [**].

     (l)  [**].

          (i)  [**]. [**] as provided in the applicable [**].

          (ii) [**]. Amdocs shall [**] for this purpose in accordance with
               SECTION 8.2(A).

     (m)  [**]. AT&T will [**].

     (n)  [**]. Amdocs shall [**].

8.3  OTHER EMPLOYEE MATTERS.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                    Amendment No. 02026409.A.010

     As of the Employment Effective Date, the Transitioned Employees shall be employees of Amdocs for all purposes. Amdocs shall be responsible [**] for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees beginning on the Employment Effective Date. Unless otherwise agreed, AT&T shall be responsible for (i) funding and distributing benefits under the AT&T benefit plans in which Transitioned Employees participated prior to the Employment Effective Date, (ii) for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees and (iii) any other employment-related claim not arising out of the transactions contemplated by this Agreement for the period prior to the Employment Effective Date of such Transitioned Employee. Subject to Transitioned Employee consent where required, and subject to applicable Law, AT&T shall provide Amdocs with such information in AT&T's possession reasonably requested by Amdocs in order to fulfill its obligations under this ARTICLE 8.

8.4  KEY AMDOCS PERSONNEL AND CRITICAL SUPPORT PERSONNEL.

     (a)  [**] KEY AMDOCS PERSONNEL.

          (i)  [**] Key Amdocs Personnel [**].

          (ii) Amdocs shall [**]. Amdocs shall [**], shall provide [**], and shall provide [**] as may be [**]. [**]. If the Parties [**].

          (iii) AT&T may [**] under this Agreement [**]. The Parties intend to review the foregoing no less than annually with respect to Amdocs Personnel that perform Legacy Services for BAPCO.

     (b) [**] KEY AMDOCS PERSONNEL. Amdocs shall [**] under this Agreement. In the event [**], Amdocs shall [**]. Amdocs shall [**] in accordance with SECTION 8.4(A)(II), and [**] under this Agreement. [**].

     (c) [**] PERSONNEL. Amdocs shall [**] under this Agreement. In the event [**], Amdocs shall [**].

     (d)  [**]. Amdocs will [**].

8.5  [**].

     [**] (as described in SECTION 8.4(B)) [**].

8.6  [**] KEY AMDOCS PERSONNEL.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     [**] Amdocs Personnel [**] the extent to which Amdocs has [**] under this
     Agreement. AT&T shall [**] identified above [**].

8.7  AMDOCS PERSONNEL ARE NOT AT&T EMPLOYEES.

     Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making AT&T or Amdocs partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by Amdocs to perform work on AT&T's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of AT&T for any purpose. Amdocs, not AT&T, has the right, power, authority and duty to supervise and direct the activities of the Amdocs Personnel and to compensate such Amdocs Personnel for any work performed by them on AT&T's behalf pursuant to this Agreement. Amdocs shall be responsible and therefore solely liable for all acts and omissions of Amdocs Personnel.

8.8  REPLACEMENT, QUALIFICATIONS, AND RETENTION OF AMDOCS PERSONNEL.

     (a) SUFFICIENCY AND SUITABILITY OF PERSONNEL. Amdocs shall assign (or cause to be assigned) sufficient Amdocs Personnel to provide the Services in accordance with this Agreement and such Amdocs Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

     (b) REQUESTED REPLACEMENT. In the event that AT&T determines that the continued assignment to AT&T of any Amdocs Personnel (including Key Amdocs Personnel) is not in the best interests of AT&T, then AT&T shall give Amdocs' Human Resources Director written notice to that effect requesting that such Amdocs Personnel be replaced. Promptly after Amdocs' receipt of such a request by AT&T, the Parties will discuss in good faith appropriate corrective measures designed to address AT&T's concerns (such agreement not to be unreasonably withheld by either Party), which shall commence [**] after the Parties begin to discuss corrective measures. If: (i) [**] after the commencement of agreed-upon corrective measures, the Parties are unable to agree that the corrective measurements have resolved the problem; or (ii) at any time, AT&T reasonably believes such Amdocs Personnel will create legal liability to AT&T or an Eligible Recipient, then Amdocs shall, upon AT&T's request, replace (or cause to be replaced) as promptly as possible such Amdocs Personnel with an individual of suitable ability and qualifications, without cost to AT&T. Nothing in this

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          provision shall operate or be construed to limit Amdocs'
          responsibility for the acts or omission of the Amdocs Personnel.

     (c)  [**].

          (i) Amdocs agrees that [**] Amdocs Personnel [**] during the term of the Agreement will [**] of Services provided to AT&T and the Eligible Recipients. Amdocs will keep [**] possible.

          (ii) Without limiting AT&T's rights or remedies or Amdocs' obligations under this Agreement, if Amdocs [**] as determined below, Amdocs shall [**] as shown in the table below:

    [**]
-----------
[**]   [**]
----   ---
[**]   [**]
[**]   [**]

               The foregoing [**] does not [**] under this Agreement or that the [**].

          (iii) Amdocs shall [**] following the FARA Effective Date to AT&T. For purposes of [**], (i) Amdocs shall [**]after the FARA Effective Date and [**] thereafter, (ii) [**] permitted under this Agreement and [**] to AT&T shall be [**] the [**], and (iii) [**].

     (d)  [**]. Amdocs shall comply with the requirements of EXHIBIT 9A and
          EXHIBIT 9B.

     (e)  [**] ON PERFORMING SERVICES [**]. [**] performing Services on a [**].

     (f)  [**] EMPLOYEES. [**] to provide Services [**].

     (g)  CONFIDENTIALITY AND INVENTION AGREEMENT.

          (i) Prior to any Amdocs Personnel accessing any AT&T Owned Software or Third Party Software provided by AT&T to Amdocs, said Amdocs Personnel shall execute a copy of the Confidentiality and Invention ("C&IA") Agreement, attached hereto as EXHIBIT 7.

          (ii) For existing Amdocs Personnel, Amdocs will require any such Amdocs Personnel to execute the C&IA and send via fax or scanned copy to AT&T's IT Directory Solutions Support Manager as soon as possible.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          (iii) For any Amdocs Personnel subsequently assigned to perform
               Services on AT&T's behalf, prior to said Amdocs Personnel having access to any such Software, including without limitation logging onto AT&T's network, Amdocs will be required to ensure AT&T receives an executed C&IA from each such Amdocs Personnel. Amdocs shall send the C&IA via fax or scanned copy to AT&T's IT Directory Solutions Support Manager for receipt prior to such access.

          (iv) The address for AT&T's IT Directory Solutions Support Manger is:

                    AT&T IT Directory Solutions Support Manager
                    100 E. Big Beaver
                    Troy MI  48083
                    Telephone Number: 248-524-7521
                    Fax number: 248-740-6977

     (h) ELECTRONIC PRIVACY POLICY. Amdocs Personnel shall abide by the following policy AT&T has established for all electronic information systems:

          (i) AT&T electronic and computer resources are provided for the transaction of company business. The policy of AT&T with respect to information in electronic media (including but not limited to programs, databases, files, e-mail records) is no different from the policy concerning paper records. While AT&T at all times retains the right to inspect, record and/or remove all information made or kept by employees utilizing company resources, such inspection, recording, or removing takes place only on the basis of company need. Need includes but is not limited to management's determination that reasonable cause exists for belief that laws, AT&T policies or management directives have been, are being, or may be broken or violated.

          (ii) Protection of AT&T systems/networks: Amdocs Personnel shall follow all AT&T policies including AT&T privacy policy. Amdocs shall provide AT&T with such assistance as AT&T may reasonably require in fulfilling its responsibilities under the respective applicable Privacy Laws.

8.9  TRAINING/CAREER OPPORTUNITIES.

     Amdocs shall [**].

8.10 CONDUCT OF AMDOCS PERSONNEL.

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     (a)  CONDUCT AND COMPLIANCE. While at AT&T Sites, Amdocs Personnel shall
          (i) comply with the AT&T Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such AT&T Sites (and communicated orally or in writing to Amdocs or Amdocs Personnel or made available to Amdocs or Amdocs Personnel by conspicuous posting at an AT&T Site, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors), (ii) comply with reasonable requests of AT&T personnel pertaining to personal and professional conduct, and
          (iii) otherwise conduct themselves in a businesslike manner.

     (b) IDENTIFICATION OF AMDOCS PERSONNEL. All Amdocs Personnel shall clearly identify themselves as Amdocs Personnel and not as employees of AT&T. This shall include any and all communications, whether oral, written or electronic. Each Amdocs Personnel shall wear a badge indicating that he or she is not an employee of AT&T.

     (c) RESTRICTION ON MARKETING ACTIVITY. Except for marketing representatives agreed to by Amdocs and AT&T, none of the Amdocs Personnel shall conduct any marketing activities at AT&T, other than, subject to SECTION 13.3, reporting potential marketing opportunities to Amdocs' designated marketing representatives.

8.11 SUBSTANCE ABUSE.

     Amdocs shall immediately remove (or cause to be removed) any Amdocs Personnel who is known to be or reasonably suspected of engaging in substance abuse while on an AT&T Site, in an AT&T vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on AT&T Sites, alcohol, or the misuse of prescription or non-prescription drugs. Amdocs represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all Amdocs Personnel performing Services under this Agreement. Amdocs represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.

8.12 UNION AGREEMENTS AND WARN ACT.

     (a) NOTICE BY AMDOCS. Amdocs shall provide AT&T not less than ninety (90) days notice of the expiration of any collective bargaining agreement with unionized Amdocs Personnel if the expiration of such agreement or any resulting labor

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          dispute could potentially interfere with or disrupt the business or operations of AT&T or an Eligible Recipient or impact Amdocs' ability to timely perform its duties and obligations under this Agreement.

     (b) WARN ACT COMMITMENT. Amdocs shall not cause any of the Transitioned Employees to suffer "employment loss" as that term is construed under the WARN Act, if such employment loss could create any liability under the WARN Act for AT&T, the Eligible Recipients, or its or their Affiliates, unless Amdocs delivers notices under the WARN Act in a manner and at a time such that AT&T, the Eligible Recipients, or its or their Affiliates bear no liability with respect thereto.

     (c) RESPONSIBILITY. Amdocs shall be responsible for any liability, cost, claim, expense, obligation or sanction attributable to any breach by Amdocs of SECTION 8.12(A) that results in AT&T or the Eligible Recipients being in violation of the WARN Act or the regulations promulgated thereunder.

9.   AMDOCS RESPONSIBILITIES.

9.1  POLICY AND PROCEDURES MANUAL.

     (a) DELIVERY AND CONTENTS. [**], Amdocs shall provide to AT&T and the other Eligible Recipients a manual describing the policies and procedures that will govern the provision of the Services, including the content required by SCHEDULE E, PART 6 and those policies and procedures of AT&T and the other Eligible Recipients that AT&T may designate from time to time (the "POLICY AND PROCEDURES MANUAL"). At a minimum, the Policy and Procedures Manual shall include the following:

          (i) the procedures for AT&T/Amdocs interaction and communication, including (i) call lists; (ii) procedures for and limits on direct communication by Amdocs with AT&T personnel; (iii) problem management and escalation procedures; (iv) priority and project procedures; (v) acceptance testing; (vi) testing and demonstration procedures; and (vii) quality assurance procedures and checkpoint reviews; and

          (ii) practices and procedures addressing such other issues and matters as the Parties shall agree.

          Amdocs shall [**].

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     (b)  COMPLIANCE. Amdocs shall perform the Services in accordance with the
          Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual including but not limited to Service Level metric definitions and targets as set forth in SCHEDULE G. To the extent that future additions or modifications to the Policy and Procedures Manual materially increase Amdocs' aggregate costs of performance of the Services, the Parties will address such impact through the provisions of SECTION 9.5.

     (c) MODIFICATION AND UPDATING. Amdocs shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with AT&T's Strategic Decisions as described in SECTION 9.4 and to reflect the BAPCO Consolidation, Transition Services, and Modernization Services. Amdocs shall provide the proposed changes in the manual to AT&T for review, comment and approval. To the extent any such change could (i) increase AT&T's total costs of receiving the Services; (ii) require material changes to AT&T facilities, systems, software or equipment;
          (iii) have a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services, or (iv) violate or be inconsistent with AT&T's Strategic Decisions, [**].

9.2  REPORTS.

     (a) REPORTS. Amdocs shall provide AT&T with reports pertaining to the performance of the Services and Amdocs' other obligations under this Agreement sufficient to permit AT&T to monitor and manage Amdocs' performance ("REPORTS"). The Reports to be provided by Amdocs shall include those described in SCHEDULE R in the format and at the frequencies provided therein. In addition, from time to time, AT&T may identify additional Reports to be generated by Amdocs and delivered to AT&T on an ad hoc or periodic basis. [**]. The Reports [**].

     (b) BACK-UP DOCUMENTATION. As part of the Services, Amdocs shall provide AT&T with such documentation and other information available to Amdocs as may be reasonably requested by AT&T from time to time in order to verify the accuracy of the Reports provided by Amdocs.

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distribution within those companies or for distribution outside those companies except by written agreement.


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     (c)  CORRECTION OF ERRORS. [**], Amdocs shall promptly correct any errors or inaccuracies in or with respect to the Reports, or the information or data contained in such Reports, caused by Amdocs or its agents, Subcontractors, Managed Third Parties or third party product or service providers.

9.3  QUALITY ASSURANCE.

     (a) PROCESSES AND PROCEDURES. Amdocs shall develop and implement quality assurance processes and procedures (including the procedures otherwise specified in this SECTION 9.3) to ensure that the Services are performed in an accurate and timely manner, [**]. Such procedures shall include verification, checkpoint reviews, testing, acceptance, and other procedures for AT&T to assure the quality and timeliness of Amdocs' performance. Amdocs shall submit such processes and procedures to AT&T for its review, comment and approval within [**] after the Effective Date. Upon AT&T's approval, such processes and procedures shall be included in the Policy and Procedures Manual. [**] the Service Levels and other terms of this Agreement.

     (b)  [**]. Pursuant to the terms and conditions of [**] will have [**].

     (c) MATERIALS QUALITY. Amdocs hereby agrees that Materials furnished hereunder by Amdocs have or will have undergone or have or will have been subject to appropriate quality control measures and procedures, including performance measurements, testing, quality process reviews or inspections prior to delivery to AT&T.

     (d) SUPPLIER PERFORMANCE PROGRAM. Both Parties hereby agree to participate in the Supplier Performance Program (hereinafter "PROGRAM") described below. The Program is a program to assist Amdocs in self-identifying areas of deficiency that may develop in Amdocs' performance as it relates to fulfilling Amdocs' obligations under this Agreement. Participation in or use of the Program does not negate or diminish Amdocs' responsibilities as such participation or use relates to Amdocs' requirements to perform its obligation as defined elsewhere in this Agreement nor does such participation or use negate, diminish or waive AT&T's rights or remedies as defined elsewhere in this Agreement. If there is a conflict between the Program and other sections of this Agreement the other sections of this Agreement shall control. The Parties' intent is that documentation requirements under the Program will be satisfied by other documentation obligations provided for elsewhere in this Agreement. Accordingly, the Parties do not anticipate that compliance with the Program will impose upon Amdocs obligations above that otherwise provided for in this Agreement.

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                          except by written agreement.


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          Amdocs shall:

          (i) Monitor its performance relative to certain measurable performance indices such as product performance, service performance, and on time delivery. Performance measurements collected for the purposes of the Program (hereinafter "DATA") will be defined by AT&T and communicated to Amdocs from time to time.

          (ii) Collect and report to AT&T the data relating to Amdocs' performance. The data shall be entered by Amdocs in AT&T's Amdocs Website (www.sbcsuppliers.com or its successors) in a format that is designated by AT&T. Data will be collected and reported periodically.

          (iii) Conduct a self-evaluation of its performance based on the analysis of the data reported. In those areas where Amdocs' performance deviates from [**], Amdocs shall [**].

          (iv) Cooperate fully with AT&T's supplier performance management team to coordinate Amdocs' activities as they relate to the Program. This includes but is not limited to participation in planning meetings, audits, feedback sessions, and issue resolution.

          AT&T shall:

          (v)  Define the data requirements that Amdocs will monitor and report.

          (vi) Provide Amdocs with access to AT&T's supplier website for the purposes of entering Amdocs' data.

          (vii) Generate performance reports summarizing the data and provide Amdocs with periodic feedback evaluating its performance. AT&T's supplier performance management team will assist Amdocs in resolving any internal AT&T issues that may impact Amdocs' performance.

     (e) AMDOCS RECOMMENDATIONS. At least once each Contract Year, Amdocs shall [**], make written recommendations to AT&T with respect to the efficiency and cost-effectiveness of the Services, including bringing to AT&T's attention any existing or planned promotional offerings of Amdocs, Service upgrades or additional services that Amdocs believes may be of value to AT&T or an Eligible Recipient, and recommending reconfigurations that optimize delivery of Services to Amdocs efficiently and eliminate unwanted redundancy.

                      RESTRICTED - PROPRIETARY INFORMATION

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     (f)  SAVINGS CLAUSE. Nothing contained in this SECTION 9.3 will diminish
          Amdocs' obligation to deliver Materials in conformance to Amdocs' warranty obligations under this Agreement.

9.4  [**] STRATEGIC DECISIONS AND AUTHORITY.

     (a) [**] STRATEGIC DECISIONS AND AUTHORITY. Notwithstanding any provision in this Agreement to the contrary, [**]. Subject to the foregoing:

          (i)  Amdocs shall [**] provided, however, [**];

          (ii) [**], AT&T shall [**].

     (b) AMDOCS SUPPORT. [**], Amdocs shall provide assistance to AT&T, in (i) AT&T's making of Strategic Decisions, (ii) defining information technology architectures and standards, and (iii) preparing long-term strategic information technology plans and short-term implementation plans for such environment. The assistance to be provided by Amdocs shall include (i) active participation with AT&T representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current architectures, standards and systems; (iii) analyses of Strategic Decisions and/or architectures, standards and systems in light of business priorities, business strategies and competitive market forces identified by AT&T; and (iv) recommendations regarding architectures and platforms, software and hardware products, information technology strategies and directions, and other enabling technologies. With respect to each recommendation, Amdocs shall provide high level estimates and analyses of the following: (i) cost projections and cost/benefit analyses; (ii) the changes, if any, in the personnel and other resources required to operate and support the changed environment; (iii) the resulting impact on AT&T's information technology costs; (iv) the expected performance, quality, responsiveness, efficiency, reliability and other service levels; and (v) general plans and high level projected time schedules for development and implementation.

     (c)  [**]

          (i)  [**]

          (ii)  [**]

          (iii)  [**]

          (iv)  [**]

9.5  CHANGE CONTROL AND NEW SERVICES.

     (a) COMPLIANCE WITH CHANGE CONTROL PROCEDURES. In making any Change, the Parties shall comply with the change control procedures specified in
          Section 4.0 of SCHEDULE E, PART 3 [**] and is further described in the Policy and Procedures

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                          except by written agreement.


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          Manual and shall use the change control system and tools specified by
          AT&T. Prior to making any Change or using any new Software or Equipment to provide the Services, Amdocs shall have verified by appropriate testing that the change or item has been properly installed, is in Compliance and is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the AT&T environment. This obligation shall be in addition to any unit testing done by Amdocs as part of routine deployment or installation of Software or Equipment.

     (b) PROCEDURES FOR CHANGES. The following procedures, as further detailed in the Policy and Procedures Manual, shall apply to each Change:

          (i) AT&T or Amdocs may submit a high level description of any desired Change, together with a description of the reasons for such Change (collectively, a "CHANGE REQUEST") for initial business and technical review and prioritization.

          (ii) Amdocs will review the Change Request and provide the applicable items designated in SECTION 9.5(C), including possible alternatives and a high level estimate of the impact on the Charges or Annual Development Budget if such Change Request were implemented.

          (iii) As requested by AT&T, Amdocs, with AT&T's collaboration as reasonably requested by Amdocs, will further refine such initial estimate and prepare a firm proposal for such Change Request in accordance with this SECTION 9.5 and such proposal shall include all applicable Charges: Charges for the Change Request, any changes in the Charges (or other financial variables or parameters relating thereto, including Base Service Charges, Envelope Parameters, unit rates, Thresholds, and Outer Markers) for the applicable Services, and any other costs for which AT&T is responsible.

          (iv) The applicable committee will then review the Change Request proposal and any other appropriate information regarding the proposed Change.

          (v) If AT&T determines that it desires to proceed with the proposed Change, it will so notify Amdocs in writing.

          (vi) [**], Amdocs will [**].

     (c)  CHANGES, SERVICE REVISION AND NEW SERVICES.

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                          except by written agreement.


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          (i)  SERVICE REVISION. Without limiting Amdocs' other obligations, in the event AT&T requests a Change (A) that is not then to be provided or performed by Amdocs or then otherwise required of Amdocs under this Agreement and (B) there is no current charging methodology in SCHEDULE J for such Change (each a "SERVICE REVISION"), AT&T shall notify Amdocs of such Change. Amdocs shall promptly evaluate such requested Service Revision to determine the impact of such Service Revision on the Services, including any impact on the Charges therefor, which determination shall be made in accordance with this Section. If such assessment indicates a change in the Charges, Amdocs shall also prepare for AT&T a proposal (a "SERVICE REVISION PROPOSAL") [**] describing in detail the impact of such Change, including the impact on Charges relating to such Change. The Parties shall discuss and modify such assessment or Service Revision Proposal, as applicable[**], as applicable, Amdocs shall [**], as agreed. [**], Amdocs shall [**] to the dispute resolution process set forth in ARTICLE 19. For purposes of the foregoing:

               (1) [**] REVISION. To the extent the Service Revision requested by AT&T:

                         -    [**] by Amdocs, or

                         - requires [**] by Amdocs that [**] in effort, resources or expense required of Amdocs, including through [**] of the Services as so changed,

                    then [**].

               (2) [**] REVISION. To the extent the Service Revision requested by AT&T [**] by Amdocs that [**] in effort, resources or expense and there is no [**] for such Service Revision, [**].

               (3) [**] REVISION. To the extent the Service Revision requested by AT&T [**], the [**].

          (ii) NEW SERVICES. If AT&T requests that Amdocs perform any New Services or a Service Revision is deemed to be a New Service, Amdocs shall promptly prepare a proposal for AT&T's consideration. Unless otherwise agreed by the Parties, Amdocs shall prepare such proposal [**] and shall deliver such proposal to AT&T [**] after its receipt of AT&T's original request, or as otherwise agreed between the Parties; provided, however,

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               that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. AT&T shall provide such information as Amdocs reasonably requests in order to prepare such proposal. Such proposal shall include, among other things, (i) a detailed plan [**] for the New Service [**], (ii) a detailed breakdown of such estimate, (iii) a schedule for commencing and completing the New Service, (iv) a description of any new hardware or software to be provided by Amdocs in connection with the New Service, (v) a description of the software, hardware and other resources necessary to provide the New Service, (vi) any additional facilities or labor resources to be provided by AT&T in connection with the proposed New Service, and (vii) if applicable, [**] the proposed New Service. AT&T may accept or reject any proposal in its sole discretion and Amdocs shall not be obligated to perform any New Services to the extent the applicable proposal is rejected. Unless the Parties otherwise agree, if AT&T accepts Amdocs' proposal, Amdocs and AT&T shall sign an Order for such New Services containing the agreed to resolution of the items required to be included in such proposal set forth above, and Amdocs will perform the New Services and be paid in accordance with such Order and the provisions of this Agreement. In the case of a conflict between the provisions of this Agreement and the express provisions of an Order, the provisions of the Order will prevail as to such conflict, provided that the Order shall be construed in a manner consistent with the terms of this Agreement to the fullest extent possible. An Order may be modified only in writing by the Parties, and shall be binding on the Parties only when executed, confirmed or acknowledged in writing by both Parties. Upon AT&T's acceptance of an Amdocs proposal for New Services, the scope of the Services will be expanded and this Agreement will be modified to include such New Services. [**] Amdocs shall [**] Amdocs shall use commercially reasonable efforts to identify [**], and (3) Amdocs shall [**], provided that [**].

          (iii) [**]. Notwithstanding anything to the contrary, the [**].

     (d)  RESERVED.

     (e) DEFAULT COSTS RELATING TO CHANGES. Unless otherwise specified in SCHEDULE E or otherwise explicitly approved by AT&T in accordance with
          SECTION 9.5, [**] all charges, fees and costs associated with any Change, including all charges, fees and costs associated with (i) the design, installation, implementation, testing and rollout of a Change,
          (ii) any modification or enhancement to, or substitution for,

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          any impacted Software, Equipment or System, (iii) any increase in the cost of operating, maintaining or supporting any impacted Software, Equipment or System, and (iv) any increased Charges for the Outsourcing Services to the extent resulting from a Change.

     (f)  RESERVED.

     (g) [**]. Amdocs shall [**] the Services; (ii) require material changes to AT&T facilities, systems, software, utilities, tools or equipment;
          (iii) require [**]; (iv) have [**] as specified in SECTION 9.4 [**] to which [**].

     (h) TEMPORARY EMERGENCY CHANGES. Notwithstanding the foregoing, Amdocs may make temporary Changes required by an emergency [**]. Amdocs shall document and report such emergency Change to AT&T [**] the Change is made. Such Changes shall not be implemented on a permanent basis [**].

     (i) IMPLEMENTATION. Unless otherwise agreed to by the Parties, Amdocs will schedule and implement all Changes to be performed or provided by Amdocs so as not to (i) materially disrupt or adversely impact the business or operations of AT&T or the Eligible Recipients, (ii) degrade the Services then being received by them; or (iii) reduce the Service Levels.

     (j) PLANNING AND TRACKING. [**], Amdocs will prepare a [**] "look ahead" schedule for ongoing and planned System Changes (and other applicable Changes) [**]. The status of such Changes will be monitored and tracked by Amdocs against the applicable schedule.

     (k) NEW ELIGIBLE RECIPIENTS. From time to time AT&T may request that Amdocs provide Services to a Potential Eligible Recipient and such Potential Eligible Recipient shall become an Eligible Recipient. Any conversion, implementation, and other non-recurring services associated with such activities shall be determined in accordance with this SECTION 9.5. The Charges associated with such new Eligible Recipient shall be calculated in accordance with SCHEDULE J.

     (l) [**]. AT&T may [**] under the provisions of this Agreement and (ii) Amdocs [**].

     (m) SERVICES EVOLUTION AND MODIFICATION. The Parties anticipate that the Services will evolve and be supplemented, modified, enhanced or replaced over time to keep pace with technological advancements and improvements in the methods of

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          delivering services. The Parties acknowledge and agree that these changes will modify the "Services" and may result in New Services.

     (n) ELIGIBLE RECIPIENT REQUESTS. Amdocs will promptly inform the AT&T Contract Office of requests for New Services from Eligible Recipients, and shall submit any proposals for New Services to the AT&T Contract Office or its designee. Amdocs shall [**], Amdocs shall not be deemed to be in breach of any obligation to provide New Services to such Eligible Recipient[**] this SECTION 9.5(N[**] this SECTION 9.5(N).

     (o) PROJECT PROPOSALS. To the extent required under this Agreement or the Policy and Procedures Manual, Amdocs shall prepare a project proposal in accordance with this SECTION 9.5 prior to beginning such project. AT&T may accept or reject such project proposal in its sole discretion. Amdocs Personnel assigned to perform projects shall possess the training, education, experience, competence and skill to perform such work. The AT&T Contract Office or its designee shall define and set the priority for such projects. Amdocs shall [**]. Amdocs shall use commercially reasonable efforts [**] the work to be performed by Amdocs, [**].

     (p) [**]. From time to time, [**], Amdocs shall [**]. AT&T shall [**]; and Amdocs shall [**] the terms of this Agreement [**] to this Agreement.

     (q) INFORMATION FOR EXERCISE OF STRATEGIC DECISIONS AUTHORITY. In order to facilitate AT&T's Strategic Decisions, architecture, standards and plans pursuant to SECTION 9.4, Amdocs will provide AT&T with such information as AT&T shall reasonably require with respect to any such proposed Change Request.

9.6  SOFTWARE CURRENCY.

     (a) CURRENCY OF SOFTWARE. Subject to and in accordance with SECTIONS 6.3(A), 6.4, 6.5, 6.6, 9.4, 9.5, 9.6(C) and SCHEDULE J, Amdocs agrees to maintain reasonable currency for all Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. [**], (i) Amdocs shall [**] or as otherwise [**], and (ii) Amdocs shall [**] include (i) providing and supporting [**]; (ii) supporting [**]; and (iii) providing support for [**] on the Commencement Date [**] and with the following [**] shall be [**]; and (ii) [**]. Further, [**] on the Commencement Date [**]. Notwithstanding the foregoing, [**], Amdocs will [**].

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     (b)  REPLACEMENT THIRD PARTY SOFTWARE. At any time during the Term, if
          Third Party Software, then currently used to provide the Services, ceases to be commercially available or suitable for use to provide the Services, Amdocs will take the lead in investigating a successor/replacement for such Third Party Software. AT&T and Amdocs shall jointly evaluate, technically review, and select a replacement product to use ("REPLACEMENT THIRD PARTY SOFTWARE"). The final determination of the Replacement Third Party Software shall be at the sole discretion of AT&T; provided, however, Amdocs' financial responsibility for any such Replacement Third Party Software directed by AT&T shall not exceed the costs associated with the last available upgrade cost of the Third Party software being replaced plus ten percent (10%) and AT&T shall be responsible for any costs of such Replacement Third Party Software above 110% of the cost of the last available upgrade cost of the Third Party Software being replaced. Notwithstanding this decision, all terms in SECTION 6.4(A) will continue to apply.

     (c) EVALUATION AND TESTING. Prior to installing a new Major Release or Minor Release, Amdocs shall evaluate and test such Release to verify that it will perform in accordance with this Agreement and the architectures [**] of the Services. The evaluation and testing performed by Amdocs shall [**] under such circumstances.

     (d) APPROVAL BY AT&T. Notwithstanding SECTION 9.6(A), Amdocs shall confer with AT&T prior to installing any Major Release or Minor Release, shall provide AT&T with the results of its testing and evaluation of such Major Release or Minor Release [**]. Amdocs shall [**].

     (e) UPDATES BY AT&T. AT&T and the Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace, or make other changes to Software for which AT&T is financially responsible under this Agreement.

9.7  YEAR 2000 COMPLIANCE.

     (a) MATERIALS. Amdocs represents, warrants and covenants that as of the Effective Date or the date of installation, whichever is later, all Amdocs Owned Materials and Developed Materials shall be Year 2000 Compliant.

     (b) THIRD PARTY EQUIPMENT OR SOFTWARE. Amdocs shall obtain assurances from each third party supplier from whom Amdocs procures new third party Equipment or Software to be operated, maintained, supported or used by Amdocs, AT&T or the Eligible Recipients under this Agreement that such Equipment or Software is Year 2000 Compliant and will perform in accordance with the manufacturer's specifications, including those pertaining to the accurate receipt, processing,

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          exchange and storage of date information. Amdocs shall not procure any such Equipment or Software not having such assurances without AT&T's prior approval.

     (c) NO FORCE MAJEURE EVENT. The failure of any Equipment, Software or System for which Amdocs is operationally responsible to be Year 2000 Compliant shall not be considered a force majeure event and shall not relieve Amdocs of any of its obligations under this Agreement, including its obligations to perform the Services in accordance with the Service Levels.

9.8  ACCESS TO SPECIALIZED AMDOCS SKILLS AND RESOURCES.

     Upon AT&T's request, Amdocs shall provide AT&T with [**] access to Amdocs' [**]. The cost, if any, for such Specialized Services shall be addressed through the Change Management Procedures.

9.9  AUDIT RIGHTS.

     (a) AMDOCS RECORDS. Amdocs shall, and shall cause its Subcontractors to, maintain complete and accurate records of and supporting documentation for [**]all transactions, authorizations, Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Amdocs in the performance of its obligations under this Agreement ("CONTRACT RECORDS"). Amdocs shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards. Amdocs shall retain Contract Records in accordance with AT&T's record retention policy as it may be modified from time to time and provided to Amdocs in writing.

     (b) OPERATIONAL AUDITS. Amdocs shall, and shall cause its Subcontractors to, provide to AT&T [**] access at reasonable hours to Amdocs Personnel, to the facilities at or from which Services are then being provided, transportation vehicles or vessels, or containers used to perform Services, and to Amdocs records and other pertinent information, all to the extent relevant to the Services and Amdocs' obligations under this Agreement. Such access shall be provided for the purpose [**] of this Agreement, Amdocs shall [**].

     (c) FINANCIAL AUDITS. During the term of this Agreement and for a period [**] of this Agreement, Amdocs shall, and shall cause its Subcontractors to, provide to AT&T (and internal and external auditors, inspectors, regulators and other representatives that AT&T may designate from time to time, provided they are

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          not Direct Amdocs Competitors) access at reasonable hours to Amdocs
          Personnel and to Contract Records and other pertinent information, all to the extent relevant to the performance of Amdocs' obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections to (i) [**] legal, regulatory and contractual requirements. Notwithstanding anything to the contrary regarding item (ii) above, AT&T may not audit the accuracy or completeness of a variable Charge [**], unless such audit is for cause (i.e., due to an actual or alleged breach by Amdocs, dispute under SECTION 12.4(B), required by Law or mandated by AT&T's government regulators) or to verify whether Amdocs' has corrected a previously identified issue under a prior audit. Amdocs shall provide any assistance reasonably requested by AT&T or its designee in conducting any audit under this Section and shall make requested personnel, records and information available. [**] in accordance with ARTICLE 19, Amdocs shall [**]. In the event such an audit [**].

     (d) AUDIT ASSISTANCE. AT&T and certain Eligible Recipients may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions. If a governmental body or regulatory authority exercises its right to examine or audit AT&T's or an Eligible Recipient's books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Amdocs shall provide all reasonable assistance requested by AT&T or the Eligible Recipient in responding to such audits or government requests for information to the extent such requests are related to this Agreement.

     (e)  GENERAL PROCEDURES.

          (i) [**], AT&T shall not be given access to (i) the proprietary information of other Amdocs customers, (ii) Amdocs locations that are not related to AT&T or the Services, or (iii) Amdocs' internal costs and expenses, [**].

          (ii) In performing audits, AT&T shall endeavor to avoid unnecessary disruption of Amdocs' operations and unnecessary interference with Amdocs' ability to perform the Services in accordance with the Service Levels.

          (iii) Prior to being granted access, external parties shall first enter into a non-disclosure agreement with Amdocs, in form substantially as set forth in EXHIBIT 6.

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          (iv) Following any audit, AT&T shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Amdocs to obtain factual concurrence with issues identified in the review.

          (v) AT&T shall provide Amdocs with advanced notice [**] prior to any operational or financial audit by AT&T or its authorized agents or representatives. AT&T shall be given adequate private workspace in which to perform an audit, plus reasonable access to photocopiers, telephones, facsimile machines, computer hook-ups, and any other facilities or equipment needed for the performance of the audit. AT&T will not undertake audits [**], unless AT&T has reasonable grounds to believe that Amdocs is not in compliance with this Agreement, including improper invoicing of AT&T, or AT&T is otherwise required to undertake such audit.

     (f) AMDOCS INTERNAL AUDIT. If Amdocs determines as a result of its own internal audit that it has overcharged AT&T, then Amdocs shall promptly pay to AT&T the amount of such overcharge, together with interest from the date of Amdocs' receipt of such overcharge at the Prime Rate. In the event such an audit results in a determination that Amdocs has undercharged AT&T, then, subject to AT&T's right to dispute the amount of such undercharge and SECTION 12.1(D), Amdocs may immediately invoice such undercharge to AT&T and the amount of such undercharge shall be treated, for invoicing and payment purposes, as an invoice for the month in which the invoice is delivered to AT&T.

     (g) AMDOCS RESPONSE. Amdocs and AT&T shall meet to review each audit report promptly after the issuance thereof. Amdocs will respond to each audit report in writing [**] from receipt of such report, [**]. Amdocs and AT&T shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Amdocs, [**], shall undertake remedial action in accordance with such action plan and the dates specified therein.

     (h) AMDOCS RESPONSE TO GOVERNMENT AUDITS. If an audit by a governmental body or regulatory authority having jurisdiction over AT&T, an Eligible Recipient or Amdocs results in a finding that Amdocs is not in compliance with any generally accepted accounting principle or other audit requirement or any rule, regulation or law relating to the performance of its obligations under this Agreement, Amdocs shall, [**] and within the time period specified by such auditor, address and

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          resolve the deficiency(ies) identified by such governmental body or regulatory authority.

     (i)  AUDIT COSTS.

          (i) Amdocs and its Subcontractors and suppliers shall provide the Services described in this SECTION 9.9 [**]

          (ii) AT&T [**] that it requires under this Agreement for a discretionary audit that Amdocs is not required to perform through a third party auditor. The [**] for audits under this Agreement required by Law or mandated by AT&T's government regulators, other than CMM audits, SAS 70 audits, Amdocs offshore security audits, and other audits required under this Agreement [**].

          (iii) Amdocs and AT&T agree that the [**]. Upon [**] such audit requirements. In the event [**] these future audits (other than CMM audits, SAS 70 audits, Amdocs offshore security audits or other audit that are similar to the audits performed prior to the FARA Effective Date) [**], AT&T agrees to [**]. Without limiting Amdocs' obligations, [**].

     (j) SECURITY AUDIT. On [**] starting on a date designated by AT&T, Amdocs will, [**] perform a security audit of each offshore site from which Services are provided under this Agreement, utilizing an independent auditor, as mutually agreed by the Parties, and provide a copy of the results of such audit to AT&T. Such security audit shall review [**].

     (k) SAS 70. At Amdocs' sole cost and expense, Amdocs shall cooperate with AT&T on SAS 70 Type II audits and on other Sarbanes-Oxley related documentation, testing, and auditing related activities. [**] and without limiting Amdocs' other obligations under SECTION 15.10 of the Agreement, Amdocs shall (i) perform a SAS 70 Type II audit that complies with AT&T's requirements related to Sarbanes-Oxley for each System or Application for which Amdocs is financially or operationally responsible, and (ii) obtain a SAS 70 Type II audit opinion from an independent third-party auditor for such Systems, Applications, or locations. Amdocs shall perform the SAS 70 Type II audit on an annual basis. Amdocs shall promptly provide AT&T with an electronic and written copy of the SAS 70 Type II audit opinion after receipt of the report from the auditor, including both final draft and final forms.

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          In addition, an Amdocs officer will sign a letter [**] stating whether there have been any significant changes in the controls attested to in the SAS 70 Type II audit report, with the exception of corrective action stated therein that has been implemented or is scheduled to be implemented by specified target dates. AT&T will provide Amdocs a template to which the letter must conform, with the final letter shall be subject to AT&T approval.

          With respect to any audit that Amdocs is required to perform hereunder, to the full extent permissible under the applicable regulatory guidelines or auditing standards, Amdocs shall be entitled to combine or substitute the performance or results of other audits that Amdocs performs under any other agreement between the Parties or otherwise, with the performance or results of the audits required hereunder.

9.10 AGENCY AND DISBURSEMENTS.

     (a) DISBURSEMENTS. Beginning on the Commencement Date, Amdocs shall make payments to certain lessors, licensors and suppliers as paying agent of AT&T or the Eligible Recipients, or shall reimburse AT&T for payments made by AT&T or the Eligible Recipients to such lessors, licensors and suppliers, if and to the extent such payments relate to Third Party Contracts, Equipment Leases or Third Party Software licenses as to which Amdocs is financially responsible, but which have not been formally transferred to Amdocs.

     (b) LIMITED AGENCY. AT&T hereby appoints Amdocs as its limited agent during the term of this Agreement solely for the purposes of the administration of Pass-Through Expenses and amounts under Third Party Contracts, Equipment Leases and Third Party Software licenses for which Amdocs is financially responsible under SCHEDULES E or E.1. AT&T shall provide, on a timely basis, such affirmation of Amdocs' authority to such lessors, licensors, suppliers and other third parties as Amdocs may reasonably request.

     (c) REIMBURSEMENT FOR SUBSTITUTE PAYMENT. If either Party in error pays to a third party an amount for which the other Party is responsible under this Agreement, the Party that is responsible for such payment shall promptly reimburse the paying Party for such amount.

     (d) NOTICE OF DECOMMISSIONING. Amdocs agrees to notify AT&T promptly if and to the extent AT&T owned Equipment or AT&T leased Equipment will no longer be used to provide the Services. The notification will include the identification of the Equipment, and the date it will no longer be needed by Amdocs, along with

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          the reason for decommissioning. Upon receipt of any such notice, AT&T may (or may cause the applicable Eligible Recipient to), in its sole discretion, terminate the Equipment lease for such leased Equipment as of the date specified in such notice and sell or otherwise dispose of or redeploy such AT&T owned Equipment that is the subject of such a notice as of the date specified in such notice. Upon Amdocs ceasing to use any Equipment (or, in the case of leased Equipment, upon the last day AT&T is obligated to make such leased Equipment available to Amdocs, if earlier), Amdocs shall return the same to AT&T in condition at least as good as the condition thereof on the Commencement Date, ordinary wear and tear excepted. Amdocs shall, [**].

9.11 SUBCONTRACTORS.

     (a) USE OF SUBCONTRACTORS. Amdocs shall [**], Amdocs shall (i) [**] the Services [**] the proposed Subcontractor, [**]; and (ii) [**] of such Subcontractor. [**] during the term of this Agreement [**]; provided, however, that AT&T shall [**]of the Subcontractor; provided, further, that notwithstanding the foregoing provision, at any time, [**] AT&T or an Eligible Recipient, AT&T [**] and Amdocs shall, [**]; and provided, further, that notwithstanding the foregoing provision, to the extent that AT&T [**] set forth in SECTION 9.12 below, Amdocs shall [**]. Notwithstanding the foregoing, [**].

     (b) SHARED SUBCONTRACTORS. Amdocs may, in the ordinary course of business, subcontract (i) for third party services or products that are not exclusively dedicated to AT&T and that do not include regular direct contact with AT&T or Eligible Recipient personnel or the performance of services at AT&T Sites or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, "SHARED SUBCONTRACTORS"); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. AT&T shall have no approval right with respect to such Shared Subcontractors. If, however, AT&T expresses dissatisfaction with the services of a Shared Subcontractor, Amdocs shall work in good faith to resolve AT&T's concerns on a mutually acceptable basis and, at AT&T's request, replace such Shared Subcontractor at no additional cost to AT&T.

     (c) AMDOCS RESPONSIBILITY. Amdocs shall be responsible for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Amdocs under this Agreement to the same extent as if such failure to perform or comply was committed by Amdocs or Amdocs employees. Amdocs shall guarantee the

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          performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Amdocs shall be AT&T's sole point of contact regarding the Services, including with respect to payment.

9.12 SUPPLIER DIVERSITY.

     (a) GENERAL. It is the policy of AT&T that minority, women, and disabled veteran owned business enterprises ("MWDVBES") shall have the maximum practicable opportunity to participate in the performance of contracts. AT&T Inc.'s current goals are MBE-[**]%, WBE-[**]%, and DVBE-[**]%, each as defined below.

     (b) AMDOCS PLAN AND COMMITMENT. Amdocs shall make good faith efforts to carry out this policy (consistent with such policy's territorial application) in the award of subcontracts, distribution agreements, resale agreements, and other opportunities for MWDVBE participation. In furtherance of those efforts, and not as a limitation, Amdocs shall submit annual participation plans, at the time of contract execution and each subsequent year by January 7, establishing Amdocs' goals for the year for participation by minority owned business enterprises ("MBE"), women owned business enterprises ("WBE") and disabled veteran business enterprises ("DVBE"), with "participation" expressed as a percentage of aggregate estimated annual purchases by AT&T and its Affiliates for the coming year under this Agreement. Amdocs commits that such goals for the participation of MBE/WBE and DVBE firms shall equal or be greater than: [**]% percent annual MBE participation and [**]% percent annual WBE participation. Amdocs shall include specific and detailed plans for achieving its goals in each participation plan and may report its participation under this Agreement with the participation plan(s) to be developed under other agreements between the Parties.

     (c) REPORT. By the fourteenth day following the close of each calendar quarter, Amdocs shall report actual results of its efforts to meet its goals during the preceding calendar quarter to AT&T's Prime Amdocs Program Manager, using the form attached to SCHEDULE T. Amdocs shall submit separate reports to AT&T and each Eligible Recipient obtaining Services under this Agreement. When reporting its results, Amdocs shall count only expenditures with MWDVBEs that are certified as MBE, WBE, or DVBE firms by certifying agencies that are recognized by AT&T, as listed on SCHEDULE T. In particular, when reporting results for expenditures by Affiliates identified as "California Affiliates", Amdocs shall count only expenditures (i) with MBE and WBE firms certified by the California Public Utilities Commission Supplier Clearinghouse ("CPUCC") and (ii) with DVBE firms certified by the Office of Small Business and DVBE Certification ("OSDBC") of the California Department of General Services.

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     (d)  PROSPECTIVE SUBCONTRACTORS. Amdocs shall inform prospective MBE, WBE, and DVBE subcontractors of their opportunities to apply for certification from the agencies listed in SCHEDULE T. In particular, Amdocs shall inform MBE and WBE firms certified by agencies other than the CPUCC and the DVBE firms certified by agencies other than the OSDBC of the procedures for applying for an additional certification from the OSDBC and the CPUCC.

     (e) AT&T CONSIDERATION. The extent to which AT&T's potential suppliers (a) set challenging goals in their annual participation plans and (b) succeed in exceeding the goals that they have set are factors that AT&T may consider favorably when deciding to extend or renew expiring agreements, to apportion orders among competing suppliers under existing agreements, and to award new business in competitive bidding.

     (f) NO LIMITATION. Amdocs' obligations under this Section are not a limitation of any obligations that Amdocs may have under other provisions of this Agreement, including SECTION 9.13.

9.13 GOVERNMENT CONTRACT FLOW-DOWN CLAUSES.

     (a) GENERAL. The Parties acknowledge and agree that, as a matter of federal procurement law, Amdocs may be deemed a subcontractor to AT&T or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Amdocs in such circumstances may constitute "COMMERCIAL ITEMS" as that term is defined in the Federal Acquisition Regulation, 48 C.F.R.
          Section 52.202, and that subcontractors providing commercial items under government contracts are subject to certain mandatory flow-down clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans, and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R. Section 52.244-6. The Parties agree that, insofar as certain clauses are required to be flowed down to Amdocs, AT&T shall so notify Amdocs and Amdocs shall comply, [**], with those clauses required by applicable regulations to be included in a subcontract for commercial items.

     (b) SPECIAL REQUIREMENTS. The Parties do not believe that the Services provided by Amdocs under this Agreement will be subject to government flow-down requirements other than those associated with any subcontracts for commercial items. Should compliance by Amdocs with additional flow-down provisions nevertheless be required by the federal government in certain circumstances, Amdocs shall comply with such additional flow-down provisions as are required

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          by applicable regulations to be included in a subcontract, and the
          Parties shall negotiate in good faith regarding the additional consideration, if any, to be paid to Amdocs in such circumstances. [**] pursuant to SECTION 11.5, [**].

9.14 MANAGED THIRD PARTIES.

     In addition to Amdocs' other responsibilities in SECTION 6.6 of the Agreement, with respect to Managed Third Parties identified on SCHEDULE E.5 and any substitute or replacement therefor, Amdocs shall perform the following activities with respect to the management and administration of such Third Party Contracts:

     (a) manage the Managed Third Parties, including monitoring operational day-to-day service delivery, monitoring performance, escalating problems for resolution, and maintaining technical support relationships;

     (b) as requested by AT&T, work with AT&T to manage new and existing contractual relationships between AT&T and Managed Third Parties as needed to provide the Services;

     (c) oversee Managed Third Party delivery of services and compliance with the service levels and the performance standards and other terms and conditions (including reporting requirements) contained in AT&T's agreement with the Managed Third Party (and known to Amdocs);

     (d) notify AT&T and the Managed Third Party of each Managed Third Party failure to perform in accordance with the Service Levels contained in SCHEDULE G or the performance standards or other terms and conditions contained in AT&T's agreement with the Managed Third Party (each as known to Amdocs);

     (e) escalate Managed Third Party performance failures to Managed Third Party management as necessary to achieve timely resolution;

     (f) monitor and manage the Managed Third Party's efforts to remedy a failure of performance;

     (g) communicate to AT&T the status of the Managed Third Party's efforts to remedy a failure of performance; and

     (h) recommend retention, replacement, modification, or termination of an Managed Third Party based on the performance or cost benefits to AT&T as tracked by Amdocs; and

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     (i)  at AT&T's request, participate and assist in the re-sourcing (e.g., extension, renegotiation or replacement) of such Managed Third
          Parties.

10.  AT&T RESPONSIBILITIES.

10.1 RESPONSIBILITIES.

     In addition to AT&T's responsibilities as expressly set forth elsewhere in this Agreement, AT&T shall be responsible for the following:

     (a) AT&T CONTRACT OFFICE. The AT&T Contract Office shall have the authority to act on behalf of AT&T in all day-to-day matters pertaining to this Agreement. AT&T may change the designated AT&T Contract Office from time to time by providing notice to Amdocs. Additionally, AT&T will have the option, but will not be obligated, to designate in writing additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the AT&T Contract Office is not available.

     (b) COOPERATION. AT&T shall cooperate with Amdocs by, among other things, making available, as reasonably requested by Amdocs, management personnel, information, approvals and acceptances so that Amdocs may accomplish its obligations and responsibilities hereunder.

     (c) REQUIREMENT OF WRITING. To the extent Amdocs is required under this Agreement to obtain AT&T's approval, consent or agreement, such approval, consent or agreement shall be in writing and shall be signed or e-mailed by the AT&T Contract Office or an authorized AT&T representative. Notwithstanding the preceding sentence, the AT&T Contract Office may agree in advance in writing that as to certain specific matters oral approval, consent or agreement will be sufficient.

10.2 SAVINGS CLAUSE.

     Amdocs' failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Amdocs non-performance is caused by the act or omission of AT&T or an Eligible Recipient or any third party that is under AT&T's or an Eligible Recipient's control (each a "SAVINGS EVENT"), [**]. Without limiting the foregoing, to the extent AT&T reasonably believes that a Savings Event has occurred it shall use commercially reasonable efforts to correct such Savings Event and avoid such Supplier non-performance.

11.  CHARGES.

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11.1 GENERAL.

     (a) PAYMENT OF CHARGES. In consideration of Amdocs' performance of the Services and other obligations under this Agreement and rights granted by Amdocs to AT&T and the Eligible Recipients under this Agreement, AT&T agrees to pay Amdocs the applicable Charges set forth in SCHEDULE J in accordance with this Agreement.

     (b) [**]. The Transition Services, Modernization Services, BAPCO Consolidation, and all other Services, Materials, Equipment, and Systems licensed or provided by or for Amdocs under this Agreement are [**] Amdocs under this Agreement, unless expressly stated otherwise. Nothing in this Agreement shall be deemed to utilize the Annual Development Budget, unless expressly stated otherwise. AT&T [**] set forth in this ARTICLE 11 or SCHEDULE J. Any and all costs incurred or resourced provided by Amdocs prior to the FARA Effective Date that Amdocs desires to be reimbursed for are specified and included in SCHEDULE J. In addition, any references to no [**], however characterized, are for emphasis and do not limit this SECTION 11.1(B).

     (c)  [**], Amdocs shall [**].

     (d) CHARGES FOR NEW SERVICES. For New Services, AT&T will pay Amdocs in accordance with this Agreement, including SCHEDULE J and the applicable Order. If no specific charging methodology is specified, the Charges for New Services shall be on a time and materials basis at the rates set forth in SCHEDULE J, unless otherwise agreed.

11.2 REIMBURSABLE EXPENSES AND PASS-THROUGH EXPENSES.

     (a) REIMBURSABLE EXPENSES. AT&T is not responsible for any travel, meal or other business related expense incurred by Amdocs whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, to be reimbursable, each and every such expense must comply with the requirements of the applicable AT&T Rules and the AT&T Vendor Expense Policy as set forth in EXHIBIT 11. Amdocs must provide in a timely manner receipts and other documentation as required by the such AT&T Rules and such additional documentation or information requested by AT&T to substantiate expenses submitted by Amdocs for reimbursement. All such expenses shall be handled as Out-of-Pocket Expenses.

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     (b)  PASS-THROUGH EXPENSES. AT&T shall pay all Pass-Through Expenses directly to the applicable suppliers following review, validation and approval of such Pass-Through Expenses by Amdocs. Before submitting an invoice to AT&T for any Pass-Through Expense, Amdocs shall (i) review and validate the invoiced amounts, (ii) identify any errors or omissions and (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for AT&T. Amdocs shall deliver to AT&T the original supplier invoice, together with any documentation supporting such invoice and a statement that Amdocs has reviewed and validated the invoiced amounts within five (5) days of Amdocs' receipt of such original supplier invoice. In addition, if the supplier offers a discount for payment prior to a specified date, Amdocs shall deliver such invoice and associated documentation to AT&T [**] prior to such date (unless such date is less than [**] following the date upon which such invoice is received by Amdocs, in which event Amdocs shall undertake commercially reasonable efforts to provide AT&T as much advance notice respecting such invoice as possible and shall further cooperate with AT&T's efforts to expedite the review and processing of such invoice in order to meet such discount deadline). [**].

     (c)  [**]. Amdocs will [**].

11.3 [**].

     Amdocs acknowledges that, [**] set forth in SCHEDULE J. [**].

11.4 TAXES.

     The Parties' respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

     (a)  INCOME TAXES. Each Party shall be responsible for its own Income
          Taxes.

     (b) SALES, USE AND PROPERTY TAXES. Each Party shall be responsible for any sales, lease, use, personal property or other such taxes on Equipment, Software or property it owns or leases from a third party, including any Equipment lease assigned pursuant to this Agreement, and/or for which it is financially responsible under this Agreement.

     (c) TAXES ON GOODS OR SERVICES USED BY AMDOCS. [**] shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties payable [**] on any goods or services acquired by

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          Amdocs and used or consumed by Amdocs in providing the Services where the tax is imposed on [**] or use of such goods or services.

     (d) SERVICE TAXES. [**] shall be financially responsible for all Service Taxes as of the Effective Date on the provision of the Services as a whole, or on any particular Service received by or the license granted pursuant to SCHEDULE X or other products provided to AT&T or the Eligible Recipients, from or by Amdocs. If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., AT&T opening a new office, Amdocs relocating a shared service center) [**] Service Taxes. If new or higher Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon a reasonable and fair allocation and sharing of financial responsibility for such new or additional Service Taxes. If the Parties are unable to agree upon such an allocation and sharing within thirty (30) days, either Party may submit the issue for resolution through the dispute resolution procedures of SECTION 19.2. If required [**] under this provision. [**] under this Section [**].

     (e) CERTAIN FOREIGN TAXES. In the event a non-United States Eligible Recipient shall purchase directly from Amdocs under this Agreement any Service, license or product, such non-United States Eligible Recipient shall be financially responsible for Service Taxes and withholding taxes assessed by the applicable foreign (non-United States) jurisdiction in connection with the provision of Service, license or product by Amdocs to such non-United States Eligible Recipient; provided that Amdocs shall, in accordance with SECTION 11.4(F) hereof, cooperate with AT&T and the non-United States Eligible Recipient to minimize any liability for such taxes and shall so stipulate such taxes in any applicable proposed Order. In the case of any such required payment [**] in accordance with the applicable law.

     (f) EFFORTS TO MINIMIZE TAXES. The Parties agree to reasonably cooperate with each other to enable each to more accurately determine its own tax liability [**] this section is [**].

          Amdocs' invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein stated as separate items and shall indicate the jurisdiction imposing the tax. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials, or services, and other exemption certificates or information reasonably requested by either Party. [**].

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          The Parties shall [**] in accordance with [**].

          At AT&T's request, Amdocs shall provide AT&T with written evidence of Amdocs' filing of all required tax forms and returns required in connection with any Service Taxes collected from AT&T, and its collection and remittance of all applicable Service Taxes.

     (g) TAX AUDITS OR PROCEEDINGS. Each Party will promptly notify the other of, and coordinate with the other, the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which the other Party is responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. Each Party also shall have the right to request the other Party to challenge the imposition of taxes for which it is financially responsible under this Agreement. If either Party requests the other to challenge the imposition of any tax, the requesting Party will reimburse the other for all fines, penalties, interest, additions to taxes (penalty in notice) or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. A Party shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by it.

     (h) TAX FILINGS. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Amdocs represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

     (i) EXCLUSION OF VALUE-ADDED TAXES AND OTHER FOREIGN TAXES. Notwithstanding anything to the contrary in the foregoing or elsewhere in this Agreement, AT&T shall not be obligated to pay or reimburse Amdocs for value-added taxes, U.S. withholding taxes, non-U.S. withholding taxes or for any other taxes that would not be payable if Amdocs were a U.S. entity or if the Services were provided from within the U.S.

     (j) OTHER EXCLUSION. For the avoidance of doubt, AT&T shall not be liable for or pay any taxes: (i) imposed on or with respect to Amdocs' net or gross income, capital or franchise taxes; (ii) in the nature of employee withholding taxes, FICA, Medicare taxes, unemployment insurance or other similar taxes; (iii) imposed on, with respect to, or in connection with Amdocs' purchase of any supplies,

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


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          materials, equipment, software or services for use in providing the
          Materials or Services; or (iv) in the nature of licenses or permits required to provide the Material or Services.

11.5 [**].

     (a) [**]. As used in this Agreement, [**] means a circumstance in which [**] include the following:

          (i)  changes [**];

          (ii) changes [**];

          (iii) [**];

          (iv) changes [**];

          (v)  changes [**];

          (vi) changes [**];

          (vii) changes [**];

          (viii) changes [**]; and

          (ix) [**] pursuant to SECTION 11.5.

          Notwithstanding anything to the contrary, the events described in
          (iii) above shall be deemed an [**].

     (b)  RESERVED.

     (c) CONSEQUENCE. If an [**] occurs, the Parties shall utilize the process set forth in SECTION 9.5, if applicable, and the following with respect to the Charges.

          (i) Amdocs and AT&T shall [**] upon schedule. As the [**] specified on SCHEDULE J shall be promptly and equitably [**] as agreed between the Parties; provided, that [**] for any net costs or expenses incurred to realize such efficiencies, economies, savings or resource utilization reductions if and to the extent [**] (i) notifies [**] such costs, (ii) uses commercially reasonable efforts to [**] expenses, and (iii) uses commercially reasonable efforts to [**].

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          (ii) [**] shall [**] than such [**] the applicable rates specified in
               SCHEDULE J had been [**].

11.6 [**].

     (a)  [**]. Subject to SECTION 9.4, Amdocs shall provide [**] and support
          [**].

     (b)  [**]. The Parties agree that [**] the Parties shall [**].

     (c) [**]. [**] to provide [**] generally [**] to be [**] generally (collectively, "NEW ADVANCES"), Amdocs shall, subject to SECTION 9.5, [**] with the [**].

     (d)  [**]. Amdocs shall [**] shall include [**].

11.7 PRORATION.

     Periodic Charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.8 REFUNDABLE ITEMS.

     (a) PREPAID AMOUNTS. Where AT&T has prepaid for a Service for which Amdocs is assuming financial responsibility under this Agreement, Amdocs shall refund to AT&T, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the Commencement Date. After termination or expiration of this Agreement for any reason, where Amdocs has prepaid for a service that will be received by AT&T after termination or expiration of this Agreement, AT&T shall refund to Amdocs, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the termination or expiration date.

     (b) REFUNDS AND CREDITS. If Amdocs should receive a refund, credit, discount or other rebate for goods or services paid for by AT&T on a Pass-Through Expense, or cost-reimbursement basis, then Amdocs shall
          (i) notify AT&T of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate to AT&T.

11.9 [**].

     (a)  [**]. [**] the Services [**].

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     (b)  [**]. In [**] under this SECTION 11.9, the [**] shall [**]: (i) [**]
          over the term of the agreement; (ii) the [**] customer employees and third party contractors; (iii) the [**]; (iv) the [**]; (vi) the [**];
          (vii) whether [**]; (viii) the scope and mix of services; (ix) required [**]; (x) [**]; (xi) legal and financial [**]; (xii) [**] pricing; (xiii) [**] components; (xiv) required [**]; (xv) ability to [**]; (xvi) service level [**]; (xvii) availability of [**]; and (xviii) other [**], all as determined by [**].

     (c) CONFIDENTIALITY AND COOPERATION. Any [**] shall agree in writing to be bound by the confidentiality and security provisions specified in this Agreement and shall enter into a reasonable non-disclosure agreement with Amdocs, which non-disclosure Agreement shall not restrict disclosure to AT&T or any Affiliate. Amdocs shall cooperate fully with AT&T and [**] and will provide [**] to information and personnel [**]. Notwithstanding the foregoing, Amdocs shall [**] customers. The [**] operations under this Agreement.

     (d) [**]. The [**] will not begin until at least [**] after the FARA Effective Date. [**] of the Services as a whole shall [**] during the Term measured from the date the prior [**] of such Services commenced; [**] during the Term measured from the date the prior [**] (or all of the Services) commenced.

     (e) [**]. Benchmarkers that may be selected by AT&T are: [**]. AT&T may use another [**].

     (f) PROFILE. The Parties shall provide to the [**], including the following: a detailed description of the [**] reasonably necessary to achieve the purpose of this SECTION 11.9.

     (g) SCOPE REVIEW. The [**] shall meet with the Parties to: (1) [**] professional judgment.

     (h) [**]. [**] of the [**] report and Amdocs shall have [**], including through the dispute resolution procedures of ARTICLE 19.

     (i) [**]. Subject to SECTION 11.9(J), if the [**] determines that the [**], then:

          (i)  [**].

          (ii) Amdocs will [**].

          (iii) If Amdocs [**].

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     (j)  SMALL SAMPLES.

          (i)  The [**] shall be computed [**].

          (ii) If the [**] is computed based [**].

11.10 [**].

     Amdocs [**].

12.  INVOICING AND PAYMENT.

12.1 INVOICING.

     (a) INVOICE. [**], Amdocs will invoice for any Charges or amounts due and owing [**] in accordance with this Agreement. Notwithstanding the foregoing, [**]. The invoice shall be delivered to AT&T at AT&T Services, Inc. 100 E. Big Beaver, Troy MI, 48083, Attention: AT&T IT Governance Financial Manager (or such other address designated by AT&T). Except as otherwise set forth herein, Amdocs shall not invoice AT&T for any advance or concurrent Charges or other amounts.

     (b) INVOICING PROCEDURES, FORMAT AND DATA. Unless otherwise directed by AT&T, Amdocs shall provide a single monthly invoice in the format of
          EXHIBIT 1.B for the Charges related to the BAPCO related Eligible Recipients and another single invoice in the format of EXHIBIT 1 for AT&T and all other Eligible Recipients. Each invoice shall be provided electronically if requested by AT&T. Each invoice shall include all details necessary to meet AT&T's requirements, [**] requirements. [**].

     (c) CREDITS. To the extent a credit [**] may be due to AT&T pursuant to this Agreement, Amdocs shall provide AT&T with an appropriate credit against amounts then due and owing; if no further payments are due to Amdocs, Amdocs shall pay such amounts to AT&T [**].

     (d) LATE INVOICES. [**], Amdocs shall [**]; provided, however, such [**] with respect to amounts relating to EXHIBIT 11.

12.2 PAYMENT DUE.

     Subject to the other provisions of this ARTICLE 12, each invoice provided for under SECTION 12.1 shall be due and payable [**] of such invoice, unless the amount in question

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     is disputed in accordance with SECTION 12.4. Notwithstanding any other remedies available to Amdocs under this Agreement or under applicable law, payment more than [**] days after the due date shall bear interest from the date payment is due at the rate of [**] percent ([**]%) per annum [**], unless the amount in arrears is disputed in good faith and until such dispute is resolved. However, the undisputed amounts shall be paid by AT&T without delay as aforesaid.

12.3 [**].

     With respect to any [**] hereunder.

12.4 [**].

     [**] subject to the following:

     (a)  [**]. [**] in accordance with this Agreement, [**].

     (b)  [**]. [**] in accordance with this Agreement, [**].

     (c)  [**]. [**] Amdocs shall [**].

     (d) [**]. [**] in this Agreement, [**] under this Agreement [**] of this Agreement.

     (e)  [**]. [**] may otherwise have [**].

     (f)  [**]. [**], AT&T shall [**].

13.  AT&T DATA AND OTHER PROPRIETARY INFORMATION.

13.1 AT&T OWNERSHIP OF AT&T DATA.

     AT&T Data are and shall remain the property of AT&T. Amdocs shall promptly deliver, or provide AT&T access to, AT&T Data to AT&T in the format, on the media and in the timing prescribed by AT&T (i) at any time at AT&T's request, (ii) at the expiration or termination of this Agreement and the completion of all requested Termination Assistance Services, or (iii) with respect to particular AT&T Data, at such earlier date that such data are no longer required by Amdocs to perform the Services. Thereafter, Amdocs shall return or destroy, as directed by AT&T, all copies of the AT&T Data in Amdocs' possession or under Amdocs' control [**] and deliver to AT&T written certification of such return or destruction signed by an officer of Amdocs. [**]. AT&T Data shall not be utilized by Amdocs for any purpose other than the performance of Services under this Agreement and the resolution of disputes (consistent with SECTION

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     13.3(B)(III)) nor shall AT&T Data be sold, assigned, leased, commercially exploited or otherwise provided to or accessed by third parties by or on behalf of Amdocs or Amdocs Personnel or otherwise. Amdocs shall promptly notify AT&T if Amdocs believes that any use of AT&T Data by Amdocs contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing. Amdocs shall not possess or assert any lien or other right against or to AT&T Data. Without affecting the other provisions of this Agreement, including their interpretation and application, the Parties specifically acknowledge in the context of this Section that it applies to AT&T Personal Data, including CPI and CPNI.

13.2 SAFEGUARDING AT&T DATA.

     (a) SAFEGUARDING PROCEDURES. Amdocs shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of AT&T Data in the possession of Amdocs which are [**] as of the Commencement Date [**] and applicable Laws. Amdocs will revise and maintain such procedures and safeguards upon AT&T's request. AT&T shall have the right to establish backup security for AT&T Data and to keep backup copies of the AT&T Data in AT&T's possession at AT&T's expense if AT&T so chooses. Amdocs shall remove all AT&T Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which AT&T Data is stored may be used or re-used to store data of any other customer of Amdocs or to deliver data to a third party, including another Amdocs customer, unless securely erased in accordance with the Policy and Procedures Manual. In the event Amdocs discovers or is notified of a breach or potential breach of security relating to AT&T Data, Amdocs will expeditiously under the circumstances notify AT&T and investigate and remediate the effects of such breach or potential breach of security and will provide AT&T with such assurances as AT&T shall request that such breach or potential breach will not recur.

     (b) RECONSTRUCTION PROCEDURES. As part of the Services, Amdocs shall be responsible for developing and maintaining procedures for the reconstruction of lost AT&T Data which are [**] as of the Commencement Date [**], and (ii) [**].

     (c) CORRECTIONS. Amdocs shall at all times adhere to the procedures and safeguards specified in SECTION 13.2(A) and (B), and shall correct, at no Charge to AT&T, any destruction, loss or alteration of any AT&T Data attributable to the failure of Amdocs or Amdocs Personnel to comply with Amdocs' obligations under this Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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13.3 CONFIDENTIALITY.

     (a) PROPRIETARY INFORMATION. Amdocs and AT&T each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "PROPRIETARY INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of AT&T and the Eligible Recipient, Proprietary Information also shall include Software provided to Amdocs by or through AT&T or the Eligible Recipients, Developed Materials, AT&T Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, research information, chemical formulae, rate case strategies, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, internal or external audits, rate cases, law suits or other information or data obtained, received, transmitted, processed, stored, archived, or maintained by Amdocs under this Agreement. By way of example, AT&T Proprietary Information shall include [**]. In the case of Amdocs, Proprietary Information shall include [**].

     (b)  OBLIGATIONS.

          (i) During the term of this Agreement and at all times thereafter, Amdocs and AT&T shall not disclose, and shall maintain the confidentiality of, all Proprietary Information of the other Party. AT&T and Amdocs shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. Amdocs Personnel shall have access to AT&T Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of Law.

          (ii) The Parties may disclose Proprietary Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


                                       88

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                                                    Amendment No. 02026409.A.010

               subcontractors, where (A) use by such person or entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or entity's scope of responsibility, (C) the person or entity (and its applicable officers and employees) agree in writing to assume the obligations described in this
               SECTION 13.3, and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or entity shall be under the terms and conditions as provided herein. Each Party's Proprietary Information shall remain the property of such Party. Notwithstanding the foregoing, consultants, contractors, and subcontractors of each Party shall enter into a non-disclosure agreement substantially in the form of EXHIBIT 5 or 6, as applicable with the other Party prior to receiving Proprietary Information of the first Party.

               Notwithstanding the foregoing, AT&T shall not provide Amdocs Proprietary Information to Direct Amdocs Competitors (and such Direct Amdocs Competitors shall receive no right or license to the same) [**].

          (iii) Neither Party shall (i) make any use or copies of the Proprietary Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Proprietary Information of the other Party, (iii) sell, assign, transfer, lease, or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through derivative works, or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party's Proprietary Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, each Party shall return or destroy, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Proprietary Information [**]. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

     (c) EXCLUSIONS. SECTION 13.3(B) shall not apply to any particular information which

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


                                       89

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                                                    Amendment No. 02026409.A.010

          the receiving Party can demonstrate by written documentation (i) is, at the time of disclosure to it, in the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it;
          (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Proprietary Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under this SECTION 13.3 for disclosing Proprietary Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Proprietary Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Proprietary Information, or take such other action as it deems appropriate to protect the Proprietary Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Proprietary Information.

     (d) LOSS OF PROPRIETARY INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party's Proprietary Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure, or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this SECTION 13.3(D).

     (e) NO IMPLIED RIGHTS. Nothing contained in this SECTION 13.3 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (f) SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.

     (g)  INFORMATION - CUSTOMER.

          (i) Except as provided herein, as between Amdocs and AT&T, title to all Customer Information shall be in AT&T. Except as otherwise provided herein, no license or rights to any Customer Information are granted to Amdocs hereunder.

          (ii) Amdocs acknowledges that Customer Information received may be subject to certain privacy laws and regulations and requirements, including requirements of AT&T. Amdocs shall consider Customer Information to be private, sensitive and confidential. Accordingly, with respect to Customer Information, Amdocs shall comply with all applicable privacy laws and regulations and requirements, including, but not limited to, the CPNI restrictions contained in Section 222, and, for AT&T's customers residing in California, the Constitution of California (Article I, Section 1), the California Public Utilities Code (Sections 2891 - 2894), and General Order 107-B of the California Public Utilities Commission. Accordingly, Amdocs shall:

               (1) comply with AT&T's privacy policies (which are available at http://att.sbc.com/gen/privacy-policy?pid=2506 or its successors made known to Amdocs);

               (2) not use any CPNI to market or otherwise sell products to AT&T's customers, except to the extent necessary for the performance of Services for AT&T or as otherwise approved or authorized by AT&T in this Agreement or in writing;

               (3) make no disclosure of Customer Information to any party other than AT&T, except to the extent necessary for the performance of Services for AT&T or except such disclosure required under force of law; provided that Amdocs shall provide AT&T with notice immediately upon receipt of any legal request or demand by a judicial, regulatory or other authority or third party to disclose or produce Customer Information; Amdocs shall furnish only that portion of the Customer Information that is legally required to

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                    Amendment No. 02026409.A.010

                    furnish and shall provide reasonable cooperation to AT&T should AT&T exercise efforts to obtain a protective order;

               (4) not incorporate any Customer Information into any database other than in a database maintained exclusively for the storage of AT&T's Customer Information;

               (5) not incorporate any data from any of Amdocs' other customers, including Affiliates of AT&T, into AT&T's customer database;

               (6) make no use whatsoever of any Customer Information for any purpose except to comply with the terms of this Agreement;

               (7) make no sale, license or lease of Customer Information to any other party;

               (8) restrict access to Customer Information to only those employees of Amdocs that require access in order to perform Services under this Agreement;

               (9) implement and comply with a data security plan, approved in advance in writing by AT&T, and other procedures as may be agreed by AT&T and Amdocs relative to the security of Customer Information at all times in performing Services hereunder;

               (10) prohibit and restrict access or use of Customer Information by any of Amdocs' other customers, Amdocs' Affiliates, or third parties except as may be agreed otherwise by AT & T;

               (11) promptly return all Customer Information to AT&T upon expiration, Termination or Cancellation of this Agreement or applicable schedule or Order, unless expressly agreed or instructed otherwise by AT & T; and

               (12) immediately notify AT&T upon Amdocs' awareness of (A) any breach of the above-referenced provisions, (B) any disclosure (inadvertent or otherwise) of Customer Information to any third party not expressly permitted herein to receive or have access to such Customer Information, or (C) a breach of, or other security incident involving, Amdocs' systems or network that could cause or permit access to Customer Information inconsistent with the above-referenced provisions, and such notice shall include the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                    Amendment No. 02026409.A.010

                    details of the breach, disclosure or security incident. Amdocs shall fully cooperate with AT&T in determining, as may be necessary or appropriate, actions that need to be taken including, but not limited to, the full scope of the breach, disclosure or security incident, corrective steps to be taken by Amdocs, the nature and content of any customer notifications, law enforcement involvement, or news/press/media contact etc., and Amdocs shall not communicate directly with any AT&T customer without AT&T's consent, which such consent shall not be unreasonably withheld.

13.4 FILE ACCESS.

     AT&T will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing AT&T Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to AT&T. Amdocs shall provide to the AT&T Contract Office all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of AT&T, including Equipment and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for AT&T to retrieve, read, revise and/or maintain such files. [**] AT&T may request access [**] as contemplated by this Agreement.

14.  OWNERSHIP OF MATERIALS.

14.1 AT&T OWNED MATERIALS.

     AT&T shall be the sole and exclusive owner, including all United States and foreign patent, copyright and other intellectual property rights, of (i) all Software and other Materials owned by AT&T or the other Eligible Recipients prior to the FARA Effective Date or developed or acquired by or on behalf of AT&T or the other Eligible Recipients on or after the FARA Effective Date, (ii) all enhancements and Derivative Works of such Software and other Materials (other than as expressly agreed in writing by the Parties outside the scope of this Agreement), and (iii) certain Developed Materials, as provided in SECTION 14.2 (collectively, "AT&T OWNED MATERIALS").

14.2 DEVELOPED MATERIALS.

     (a) OWNERSHIP [**]. Unless the Parties agree otherwise, [**] pursuant to this Agreement, but not including [**] of this Agreement [**] in connection with the Services provided by Amdocs under this Agreement [**]. If any such Developed

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Materials may [**] such Developed Materials [**]. Amdocs acknowledges [**]such Developed Materials [**]. Amdocs agrees [**]. Amdocs is free [**] (including under this Agreement) [**] (including rights in the [**]).

     (b) [**]. Amdocs shall, [**] Developed Materials. [**] such Materials; [**] for such Materials shall [**] of such Materials [**] applicable to Developed Materials.

     (c) [**]. Notwithstanding SECTION 14.2(A), and except as the Parties may otherwise enter into a written amendment reflecting different terms therefore, [**] under this Agreement shall be owned [**]; provided, however, that any [**]. For the purposes of this SECTION 14.2, "[**]" shall mean [**]. [**] hereby grants to AT&T and the Eligible Recipients a perpetual, irrevocable (but terminable in accordance with the terms of this Agreement) non-exclusive, non-transferable (except as otherwise provided in this Agreement), fully paid up, royalty free, worldwide right and license to permit [**] (that have entered into a non-disclosure agreement with Amdocs (substantially similar to EXHIBIT
          6) and that are not [**] and their successors and assignees but only in connection with [**]. For the avoidance of doubt, in the [**] will not be altered.

14.3 AMDOCS OWNED MATERIALS.

     (a) GENERAL. Amdocs shall be the sole and exclusive owner of the (i) Materials it lawfully owned prior to the Commencement Date, (ii) Materials acquired by Amdocs on or after the Commencement Date (including any such Materials purchased from AT&T pursuant to this Agreement), (iii) derivative works of Amdocs Owned Software created by Amdocs and not otherwise owned by AT&T pursuant to the terms of this Agreement, (iv) Materials developed by Amdocs other than in the course of the performance of its obligations under this Agreement or in connection with the use of any AT&T Data or AT&T Owned Software ("AMDOCS OWNED MATERIALS"), including United States and foreign intellectual property rights in such Amdocs Owned Materials.

     (b) EMBEDDED MATERIALS. To the extent that Amdocs desires to embed any Amdocs-Owned Materials into any Software or Developed Materials, except with respect to the Amdocs Software Package (which is licensed to AT&T by Amdocs pursuant to the terms and conditions set forth in
          SCHEDULE X) or as the Parties may otherwise provide in a written amendment, Amdocs will clearly identify such proposal and obtain AT&T's permission before such embedding. To the extent that Amdocs-Owned Materials are embedded in any Developed Materials covered by SECTION 14.2(A), Amdocs shall not be deemed to have assigned its intellectual property rights in such Amdocs Owned Materials to AT&T, but, except as the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          Parties may otherwise provide in a written amendment, Amdocs hereby grants to AT&T a license consistent with the license to the Amdocs Software Package pursuant to the terms and conditions set forth in
          SCHEDULE X. For the avoidance of doubt, in the event that AT&T declines to provide any consent or enter into any written amendment reflecting different terms, Amdocs shall not be obligated to embed such Amdocs-Owned Materials in such Developed Materials, but Amdocs' obligation to provide the Services in accordance with this Agreement will not be altered. In the event Amdocs embeds such Amdocs-Owned Materials in such Developed Materials, without AT&T's consent, AT&T shall have all rights and license to such Developed Materials specified in this Section and SECTIONS 6.9 and 14.6, as applicable.

     (c)  [**]. [**] perform the Services.

14.4 OTHER MATERIALS.

     This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this ARTICLE 14) unless otherwise so provided elsewhere in this Agreement.

14.5 GENERAL RIGHTS AND RESTRICTIONS.

     (a) COPYRIGHT LEGENDS. Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

     (b) [**]. Nothing in this Agreement (including ARTICLES 8 AND 13) [**] under this Agreement, [**]; provided, however, that this SECTION 14.5(B) shall [**] under this Agreement [**].

     (c) EXERCISING INTELLECTUAL PROPERTY RIGHTS; NO IMPLIED LICENSES. Unless expressly stated otherwise and subject to the other provisions of this Agreement (including SECTIONS 6.9, 14.6, and 13.3 and SCHEDULE X), all license and other intellectual property rights granted hereunder to AT&T or the Eligible Recipients may be exercised by their employees and AT&T Third Party Contractors (and their employees), provided that such Utilization is on behalf, and for the benefit, of AT&T and the Eligible Recipients (or their successors and assignees). AT&T shall assume full responsibility for the acts or omissions of such persons or entities under this Agreement. AT&T shall be Amdocs' primary point of contact with respect to such licenses. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication,

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Amdocs, any Eligible Recipient).

     (d) INCORPORATED MATERIALS. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior approval of the other Party.

14.6 AT&T RIGHTS UPON EXPIRATION OR TERMINATION OF AGREEMENT.

     As part of the Termination Assistance Services, Amdocs shall provide the following to AT&T and the Eligible Recipients with respect to Materials and
     Software:

     (a) AT&T OWNED MATERIALS. With respect to AT&T Owned Materials, Amdocs shall [**]:

          (i) deliver to AT&T all such Materials and all copies thereof in the format and medium in use by Amdocs in connection with the Services as of the date of such expiration or termination; and

          (ii) following confirmation by AT&T that the copies of such Materials delivered by Amdocs are acceptable and the completion by Amdocs of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Amdocs' possession and cease using such Materials for any purpose.

     (b) AMDOCS OWNED MATERIALS. With respect to those Materials owned by Amdocs or Amdocs Affiliates (or which Amdocs or an Amdocs Affiliate has the right to license) and used by them in connection with the Services (with the exception of the Amdocs Software Package which is licensed to AT&T by Amdocs pursuant to the terms and conditions set forth in SCHEDULE X), Amdocs, unless otherwise agreed in advance by AT&T in accordance with SECTION 6.4(C), [**]:

          (i)  hereby [**];

          (ii) shall [**]; and

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          (iii) shall [**] of this Agreement [**] set forth on SCHEDULE X with respect to maintenance, support, and other services for the Amdocs Software Package.

          AT&T shall [**] in this SECTION 14.6(B).

     (c) THIRD PARTY SOFTWARE AND MATERIALS. To the extent permitted under applicable third party agreements, with respect to Third Party Software and Materials licensed by Amdocs or Amdocs Affiliates or Subcontractors and used by them to provide the Services, Amdocs hereby grants to AT&T (or, at AT&T's election, to AT&T's designee who agrees to be bound by the confidentiality requirements of a non-disclosure agreement as otherwise required under this Agreement) a sublicense (with the right to grant sublicenses) offering the same rights and warranties with respect to such Third Party Software and Materials available to Amdocs (or Amdocs Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of AT&T and the Eligible Recipients upon the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used, including any growth or increased utilization thereof after the termination or expiration of this Agreement; provided that, during the Termination Assistance Services period, Amdocs may, with AT&T's approval, substitute one of the following for such sublicense:

          (i) the assignment to AT&T (or, at AT&T's election, to AT&T's designee) of the underlying license for such Third Party Software or Materials; or

          (ii) the procurement for AT&T (or, at AT&T's election, to AT&T's designee) of a new license (with terms at least as favorable as those in the license held by Amdocs or its Affiliates or Subcontractors and with the right to grant sublicenses) to such Third Party Software and Materials for the benefit or use of AT&T and the Eligible Recipients.

          In all events, AT&T shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used for the right to receive maintenance or support related thereto, but only to the extent Amdocs would have been obligated to make such payments if it had continued to hold the licenses in question or AT&T has agreed in advance to make such payments.

     (d) SUBSTITUTE MATERIALS. If and to the extent AT&T has agreed in advance to accept substitute software or materials, Amdocs may, in lieu of Third Party Software and

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          Materials to which AT&T is otherwise entitled under SECTION 6.4(C), deliver the specified licenses and other rights to equivalent software and materials which are sufficient to perform, [**] support or resources and at the levels of efficiency required by this Agreement, the functions of such Third Party Software and Materials after the expiration or termination of this Agreement.

15.  REPRESENTATIONS AND WARRANTIES.

15.1 WORK STANDARDS.

     Amdocs represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance [**] the Service Levels. Amdocs represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. Amdocs shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the AT&T environment.

15.2 MAINTENANCE.

     (a) AMDOCS RESPONSIBILITY. Amdocs represents and warrants that, unless otherwise agreed, it shall maintain the Equipment and Software so that they operate substantially in accordance with the Service Levels and their specifications, including (i) maintaining Equipment in good operating condition, subject to normal wear and tear, (ii) undertaking repairs and preventive maintenance on Equipment in accordance with the applicable Equipment manufacturer's recommendations and requirements, and (iii) performing Software maintenance in accordance with the applicable Software supplier's documentation, recommendations and requirements.

     (b) OUT OF SUPPORT THIRD PARTY EQUIPMENT AND SOFTWARE. For Third Party Equipment and Software no longer supported by the licensor or manufacturer for which Amdocs has operational responsibility under SCHEDULES E and E.2, Amdocs shall use commercially reasonable efforts to perform maintenance for such Equipment or Software as required.

     (c) REFRESH. To the extent Amdocs has financial responsibility under SCHEDULES E and E.1 for Equipment or Software, Amdocs shall Upgrade or replace such Equipment or Software as necessary to satisfy its obligations under this Agreement, [**].

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      distribution within those companies or for distribution outside those companies except by written agreement.


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15.3 EFFICIENCY AND COST EFFECTIVENESS.

     Amdocs represents and warrants that it shall use commercially reasonable efforts to provide the Services in the most effective manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:

     (a)  TIMING OF ACTIONS. Making adjustments in the timing of actions [**].

     (b) TIMING OF FUNCTIONS. [**], the performance of non-critical functions [**].

     (c) SYSTEMS OPTIMIZATION. Tuning or optimizing the Systems (including memory) used to perform the Services [**].

     (d) USAGE SCHEDULING. Controlling its use of the System and/or the AT&T data network by scheduling usage, where possible, to low utilization periods

     (e) ALTERNATIVE TECHNOLOGIES. Using alternative technologies to perform the Services.

     (f) EFFICIENCY. Efficiently using resources for which AT&T has financial responsibility, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.

15.4 SOFTWARE AND MODERNIZATION SERVICES.

     (a) OWNERSHIP AND USE. Amdocs represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Amdocs in providing the Services. As to any such Software that Amdocs does not own but is authorized to use, Amdocs shall advise AT&T as to the ownership and extent of Amdocs' rights with regard to such Software to the extent any limitation in such rights would materially impair Amdocs' performance of its obligations under this Agreement.

     (b) AMDOCS OWNED SOFTWARE COMPLIANCE. Amdocs represents, warrants and covenants that any Amdocs Owned Software will [**] described therein.

     (c) DEVELOPED MATERIALS COMPLIANCE. Amdocs represents, warrants and covenants that Developed Materials shall [**] set forth in an Order for applicable New Services.

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                     companies except by written agreement.


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     (d)  AMDOCS SOFTWARE PACKAGE COMPLIANCE. In addition to the representations, warranties and covenants above, Amdocs represents, warrants and covenants that Amdocs Software Package [**].

     (e) NONCONFORMITY. In the event that the Amdocs Owned Software, Developed Materials or the Amdocs Software Package do not Comply with the Specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder, Amdocs shall repair in accordance with the provisions of SCHEDULE G or replace such Software or Material with conforming Software or Material. [**].

     (f) OUT OF SUPPORT THIRD PARTY SOFTWARE. To the extent Third Party Software for which Amdocs is operationally responsible under SCHEDULES E and E.2 is no longer supported by the applicable licensor or manufacturer, [**].

15.5 NON-INFRINGEMENT.

     (a) PERFORMANCE OF RESPONSIBILITIES. Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality, or (v) [**]. Each Party further represents and warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

     (b) THIRD PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to Third Party Software provided by Amdocs pursuant to this Agreement, Amdocs covenants that it shall make commercially reasonable efforts to obtain and provide intellectual property indemnification for AT&T (or obtain intellectual property indemnification for itself and enforce such indemnification

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          on behalf of AT&T) from the suppliers of such Software. [**] under this Agreement, or (ii) [**] types of software products.

     (c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Amdocs or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, based upon a third party claim or threatened claim of infringement, are likely to be found, to infringe upon the patent, copyright, trademark, trade secret, or other intellectual property or proprietary rights of any third [**] under this Agreement or (2) the continued use of such Materials, Developed Materials, Equipment or Software is enjoined, Amdocs shall, in addition to defending, indemnifying and holding harmless AT&T as provided in SECTION 17.1(A)(III) and to the other rights AT&T may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to AT&T's and the Eligible Recipients' business activities do one of the following:

          (i) [**]. [**] such Materials, Developed Materials, Equipment or Software.

          (ii) [**]. [**] as contemplated by this Agreement).

          (iii) [**]. [**] such item(s) [**].

15.6 AUTHORIZATION.

     Each Party represents and warrants to the other that:

     (a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

     (b) CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

     (c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

     (d) DUE AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have

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          been duly authorized by the requisite corporate action on the part of such Party; and

     (e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

15.7 INDUCEMENTS.

     Amdocs represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of AT&T in connection with this contract. Amdocs also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Amdocs has given any such payments, gifts, entertainment or other thing of value to any employee or agent of AT&T. Amdocs also acknowledges that the giving of any such payments, gifts, entertainment, or other thing of value is strictly in violation of AT&T's policy on conflicts of interest, [**].

15.8 MALICIOUS CODE.

     Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions (including the use of Antivirus Software) consistent with SCHEDULE E to prevent the introduction and proliferation of Malicious Code into AT&T's environment or any System used by Amdocs to provide the Services. [**] under this Agreement, [**] the Malicious Code [**].

15.9 DISABLING CODE.

     Amdocs represents and warrants that, without the prior written consent of AT&T, Amdocs shall not insert into the Software any Disabling Code. Amdocs further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Amdocs shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without AT&T's prior written consent. Amdocs also represents and warrants that it shall not use Third Party Software with Disabling Code without the prior approval of AT&T.

15.10 COMPLIANCE WITH LAWS.

     (a) COMPLIANCE BY AMDOCS. Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and

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          contractual obligations hereunder, it is and shall be in compliance with all applicable Laws (including but not limited to those requiring the acquisition of applicable permits, certificates, manifests, approvals and inspections, applicable to the use of AT&T Sites in the provision of Services, and applicable to the Equipment, Software, Systems and Services for which Amdocs is operationally responsible) on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement. If a charge or a claim of non-compliance by Amdocs with such Laws is made or asserted against Amdocs, Amdocs shall promptly notify AT&T of such charge or claim.

     (b) COMPLIANCE WITH FCC DOCKET NO. 96-115. Notwithstanding and without limiting any other provisions of this Agreement, Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it shall be in compliance with any Laws based on 47 U.S.C. Section 222 (including the rules and orders issued from Federal Communications Commission's CC Docket No. 96-115) and any Laws addressing similar subject matters, and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws.

     (c) COMPLIANCE DATA AND REPORTS. [**], Amdocs shall provide AT&T with data and reports in Amdocs' possession necessary for AT&T to comply with, all Laws applicable to the Services.

     (d) SOFTWARE, EQUIPMENT, SYSTEMS AND MATERIALS COMPLIANCE. Amdocs covenants that the Software, Equipment, Systems and Materials owned, provided or used by Amdocs in providing the Services are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

     (e) NOTICE OF LAWS. Amdocs shall notify AT&T of any Laws and changes in Laws of which Amdocs is aware applicable to the provision of the Services and shall, to the extent such Laws or changes in Laws require a change in the performance, receipt, or use of the Services, identify the impact of such Laws and changes in Laws on Amdocs' performance and AT&T's receipt and use of such Services. Amdocs also shall [**] to be provided hereunder and shall [**], Amdocs shall [**]. With respect to those Laws applicable to AT&T [**], AT&T shall [**]. At AT&T's request, Amdocs Personnel shall participate in AT&T provided regulatory compliance training programs.

                      RESTRICTED - PROPRIETARY INFORMATION

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   AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     (f)  AT&T NOTICE OF LAWS. AT&T shall notify Amdocs of any Laws and changes in Laws specific to the provision of directories services by AT&T as AT&T becomes aware of such changes of Laws in the same manner and to the same extent as AT&T notifies its employees, and shall, to the extent such Laws or changes in Laws require a change in the performance, receipt, or use of the Services, identify the impact of such Laws and changes in Laws on Amdocs' performance and AT&T's receipt and use of the Services.

     (g) COST OF COMPLIANCE WITH CHANGES IN LAWS. Amdocs shall comply with all Laws and changes in Laws applicable to the Services (including Laws specifically applicable to AT&T or the Eligible Recipients as providers of telecommunication or directories or advertising services to the extent Amdocs receives notice of such Laws from AT&T or as otherwise provided in SECTION 15.10) and shall implement upon AT&T approval any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change. With respect to changes in the Laws applicable to the provision of telecommunication or directories or advertising services by AT&T or the Eligible Recipients (excluding Laws applicable to the provision of information technology, data processing and/or printing products and services), such modifications shall be considered New Services [**] provided by Amdocs [**]; provided that, [**] Amdocs shall [**] with compliance with such Laws.

     (h) COMPLIANCE WITH DATA PRIVACY LAWS. Without limiting the foregoing, with respect to any AT&T Personal Data, Amdocs shall comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any CPNI or CPI). Amdocs shall also provide AT&T with such assistance as AT&T may reasonably require to fulfill its responsibilities under the respective applicable Privacy Laws.

     (i)  COMPLIANCE WITH EXPORT CONTROL LAWS.

          (i) The Parties shall comply with all export control, import and foreign trade sanctions laws, rules and regulations, in their performance of this Agreement. Without prejudice to the generality of the foregoing, the Parties understand and acknowledge that certain Applications, Materials and Services (including technical assistance and technical data) to be provided hereunder may be subject to export controls under the laws and regulations of the United States, the European Union and other foreign trade control laws, rules and regulations restricting their transfer to certain countries and parties, including the US Export Administration Regulations and trade sanctions programs administered by the US Department of the

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      distribution within those companies or for distribution outside those companies except by written agreement.


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               Treasury. Each Party shall comply with all applicable export control and other foreign trade laws, rules and regulations in the exercise of its rights or performance of its obligations hereunder, and shall not use, resell, export, transfer, distribute, dispose of or otherwise deal with the Applications or any technical data related thereto, directly or indirectly, except in full compliance with such laws, rules and regulations.

          (ii) No Party shall use, sell, export, re-export, distribute, transfer, dispose or otherwise deal with any such Material or any direct product thereof or undertake any transaction or Service without first obtaining all necessary consents, permits and authorizations and completing such formalities as may be required by any such laws or regulations.

          (iii) Amdocs shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports of Materials and Services made by Amdocs hereunder, including exports by Amdocs to its Affiliates or Subcontractors and exports from such Affiliates or Subcontractors to Amdocs or to AT&T in the United States. AT&T agrees to use reasonable efforts to obtain and provide to Amdocs in a timely manner any end-user, end-use and other documentation and certifications as may reasonably be requested by Amdocs in support of any applications made to relevant government authorities in connection with such exports.

          (iv) AT&T shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports of Materials and Services made by AT&T hereunder, including exports by AT&T to its Affiliates or Subcontractors and exports from such Affiliates or Subcontractors to Amdocs or to AT&T in the United States. Amdocs agrees to use reasonable efforts to obtain and provide to AT&T in a timely manner any end-user, end-use and other documentation and certifications as may reasonably be requested by AT&T in support of any applications made to relevant government authorities in connection with such exports.

          (v) Each Party represents and warrants for the benefit of the other that it shall not export/reexport or otherwise transfer any Applications, Materials or Services to any country that is subject to US trade sanctions imposed from time to time (currently, Cuba, Iran, North Korea, Sudan and Syria), to any

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      distribution within those companies or for distribution outside those companies except by written agreement.


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               persons or entities located in or organized under the laws of such country, or who are owned or controlled by or acting on behalf of the governments of such countries, as well as to citizens of such countries, or to persons identified from time to time on applicable US government restricted party lists (e.g., the US Department of Commerce's Denied Party List, Entity List, Unverified List; the US Department of the Treasury's List of Specially Designated Nationals and Other Blocked Persons; the US Department of State's various non-proliferation lists).

          (vi) Each Party further represents and warrants that it has in place compliance mechanisms sufficient to assure compliance with applicable export control and foreign trade control laws, rules and regulations. Neither Party shall do anything which would cause the other Party to be in breach of applicable export control or foreign trade control laws, rules and regulations.

     (j)  FOREIGN CORRUPT PRACTICES ACT (FCPA) COMPLIANCE.

          (i) Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Amdocs shall perform in a manner consistent with the requirements of the FCPA. [**].

          (ii) Amdocs agrees that no part of Amdocs' compensation will be used for any purpose that could constitute a violation of the FCPA. AT&T agrees that it does not desire and will not request any service or action by Amdocs which would constitute such a violation. Amdocs agrees that it will not hire or in any other way retain a foreign official, a foreign political party or official thereof, or a candidate for foreign political office for any purpose relating to or in connection with the Services.

     (k) EXECUTIVE ORDER COMPLIANCE. Amdocs' obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections and licenses, when needed, in the performance of this Agreement. Amdocs further agrees to comply with all applicable Executive Order and Federal regulations as set forth in "Executive Orders and Federal Regulations" and by this reference made a part of this Agreement.

     (l) RESPONSIBILITY. [**] on Amdocs, AT&T or the Eligible Recipients [**] of Amdocs or its Subcontractors [**] under this Agreement.

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      distribution within those companies or for distribution outside those companies except by written agreement.


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     (m)  TERMINATION. In the event that there is any change in Law that results in AT&T incurring significantly increased Charges in accordance with this Agreement (other than Charges for the Services performed on the AT&T Data, Equipment or Software as required to comply with any Law) or otherwise materially adversely affects Amdocs' ability to perform the Services, then AT&T may at its option terminate this Agreement in its entirety or (subject to the application of Change Management Procedures) the affected portion of the Services by giving Amdocs at least [**] and designating a date upon which such termination shall be effective. If AT&T so terminates, Amdocs shall then be entitled to charge the applicable Termination Charges that would apply if AT&T were terminating under SECTION 20.1(A).

     (n)  GOVERNMENT CONTRACT PROVISIONS.

          (i) To the extent that Amdocs's performance is subject to certain executive orders (including E.O. 11246 and E.O. 13201) and statutes (including Section 503 of the Rehabilitation Act of 1973, as amended; the Vietnam Era Veteran's Readjustment Assistance Act of 1974; and the Jobs for Veterans Act) pertaining to government contractors, Amdocs shall:

               (1) comply with such executive orders and statutes, and their implementing regulations, as amended from time to time; and

               (2) fulfill the obligations of a contractor under the clauses incorporated by this Section.

          (ii) This Section incorporates the following clauses:

               (1) "Affirmative Action For Workers With Disabilities" (at 48 CFR 52.222-36);

               (2) "Employment Reports On Special Disabled Veterans, Veterans Of The Vietnam Era, and Other Eligible Veterans" (at 48 CFR 52.222-37);

               (3)  "Equal Employment Opportunity" (at 48 CFR 52.522-26);

               (4)  "Equal Employment Opportunity Clause " (at 41 CFR
                    Section 60-1.4(a));

               (5) "Equal Opportunity For Special Disabled Veterans And Veterans of the Vietnam Era" (at 41 CFR Section 60-250.5);

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      distribution within those companies or for distribution outside those companies except by written agreement.


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               (6)  "Equal Opportunity For Special Disabled Veterans, Veterans
                    Of The Vietnam Era, And Other Eligible Veterans" (at 48 CFR 52.222-35);

               (7)  "Equal Opportunity For Workers With Disabilities" (at 41 CFR
                    Section 60-741.5);

               (8) "Notice Of Employee Rights Concerning Payment Of Union Dues Or Fees" (at 29 CFR Section 470.2);

               (9) "Notification Of Employee Rights Concerning Payment Of Union Dues Or Fees" (at 48 CFR 52.222-39);

               (10) "Prohibition of Segregated Facilities" (at 48 CFR
                    52.522-21);

               (11) "Small Business Subcontracting Plan" (at 48 CFR 52.219-9);
                    and

               (12) "Utilization Of Small Business Concerns" (at 48 CFR
                    52.219-8).

          (iii) If an Order includes a statement that performance is intended for a government contract and incorporates additional government contracting provisions, Amdocs shall also fulfill the obligations of a contractor or offeror under those additional provisions.

     (o)  OFFSHORE TRANSFER OR PROCESSING OF AT&T DATA.

          Amdocs represents and warrants that, to the extent that its performance of the Services includes the transfer, storage or processing outside of the United States of AT&T Data or other performance of the Services outside of the United States, such Services (the "OFFSHORE SERVICES") will be (i) performed in accordance with the Agreement and Laws (including Privacy Laws) of the United States, European Union (if applicable) and any jurisdiction in which the Offshore Services are performed and (ii) performed such that Laws permit the transfer of the AT&T Data back into the United States, and future performance of the Services within the United States, without any additional cost to AT&T or authorization or permission of any Entity or government.

          In the event that new Laws or changes in Laws (including as contemplated in SECTION 15.10): (i) require that any such Services be performed within the United States or any other jurisdiction; (ii) prohibit the performance of any Services as Offshore Services; or
          (iii) require that the AT&T Data used in connection with such Offshore Services be transferred back to the United States or restrict such

                      RESTRICTED - PROPRIETARY INFORMATION

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   AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          AT&T Data from being transferred to or from, or processed in, stored in or accessed from any jurisdiction (collectively, "OFFSHORE IMPACT"). In such event, Amdocs shall perform all necessary tasks in order to continue to perform the Services, including any Offshore Services, in compliance with Laws, including, as required by Laws, the performance of any or all Services within the United States. Upon the event of an Offshore Impact, the Parties will in good faith seek to agree on changes, if any, to the Charges appropriate due to the increased costs, if any, of Amdocs.

          Amdocs represents and warrants that, to the extent that Offshore Services are performed and to the extent that AT&T Data is transferred to, processed or stored outside, or accessed from outside of the United States and in addition to its other obligations under this Agreement, Amdocs shall store and process AT&T Data and store and operate all Application Software in a secure environment designed, monitored and administered to prevent the violation of Laws or this Agreement. In addition, Amdocs shall establish, and require all Amdocs Personnel to comply with, stringent policies and rules regarding the removal of AT&T Data or Application Software from Amdocs facilities and otherwise requiring Amdocs Personnel to act in accordance with this Agreement and Laws, and Amdocs shall establish physical and logical measures to ensure that such policies and rules are followed. Under no circumstances shall AT&T Data or Application Software used in Offshore Services be removed from Amdocs facilities.

     (p)  OFFSHORE SERVICE RESTRICTIONS.

          Without limiting Amdocs' obligations or AT&T's rights or any provision of this Agreement, Amdocs represents and warrants that, to the extent that Offshore Service are performed, no more than [**]% of all Amdocs Personnel performing Services will be located outside of the United States. If [**] after the FARA Effective Date or thereafter Amdocs has not had either (i) more than [**] or (ii) [**], Amdocs may increase the percentage of Amdocs Personnel performing such Services outside the United States, provided the aggregate percentage does not exceed [**]%. Such an increase is subject to Amdocs' demonstrating its ability to meet (i) or (ii) above over the immediately preceding [**] period and its ability to continue to support business requests for support and project development at prescribed Annual Development Budget levels. In the event Amdocs has either (i) more than [**] or
          (ii) [**], then the Parties will discuss and consider whether to allow Amdocs to increase the percentage of Amdocs Personnel performing Services outside the United States, provided that AT&T will not be obliged to permit an increase in the percentage of Amdocs Personnel performing Services outside the United States until Amdocs has not been in violation of (i) or (ii)

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          above at all times for the immediately preceding [**] period.

          However, if Amdocs [**], and without limiting any other rights of AT&T, Amdocs shall [**] the level of Amdocs Personnel performing Services outside of the United States to no more than [**].

          At any point at least [**] after the FARA Effective Date, Amdocs may propose to AT&T that more than [**]% (but less than [**]%) of Amdocs Personnel performing Services be located outside of the United States. This proposal will consist of a transition plan as well as supporting rationale such as continued performance at or above the Critical Service Levels, and process improvements and technology improvements that support the concept of moving more of the Services outside of the United States. AT&T agrees to evaluate these proposals in good faith, but AT&T shall have no obligation to agree to any increase in the performance of Services outside of the United States.

          AT&T may agree, in its sole discretion, to permit additional Offshore Services not authorized under this SECTION 15.10(O) for a reduction in Charges based on Amdocs' reduction in costs relating to such Offshoring Services.

15.11 [**].

     [**] the Services.

15.12 DISCLAIMER.

     EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

15.13 PAYMENT CARD INDUSTRY DATA SECURITY STANDARDS AND CREDIT CARD INFORMATION.

     The Payment Card Industry ("PCI") data security standards are network security and business practice guidelines developed for Visa, MasterCard, American Express and Discover Card. They were developed to establish a minimum security standard with regards to the protection of cardholder's account and transaction information. The PCI Security Standards Council, LLC (a non-AT&T entity) owns, develops, maintains and distributes the PCI Data Security Standard ("DSS"). If Amdocs (including its Subcontractor, agent or any third party, acting through, or on behalf of Amdocs) collects, processes, handles, and/or maintains credit card data and/or related transaction status or

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      distribution within those companies or for distribution outside those
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     identity information through, for, or on behalf of AT&T (including, without limitation, for itself, or in connection with AT&T's joint or co-branded relationships and/or its, or their customers, as the case may be), Amdocs represents and warrants that it is, and shall remain PCI DSS compliant, if applicable, at no cost to AT&T, for the longer of the term of this Agreement or any of Amdocs's applicable obligation periods under this Agreement, in accordance with the requirements of the PCI DSS. To demonstrate compliance, Amdocs will complete and submit annually to AT&T the PCI DSS Self-Assessment Questionnaire or other such documentation required by the most current PCI DSS, relative to the Services Amdocs provides under this Agreement. Notwithstanding anything to the contrary contained within the clause entitled Information or any other provision within this Agreement, Amdocs acknowledges that credit card information is, shall be deemed, and shall be treated as Information under this Agreement irrespective of whether or not such Information is conspicuously marked as confidential or proprietary and Amdocs's obligation to treat credit card related Information as confidential shall survive the termination or expiration of this Agreement. Except as may be provided elsewhere in this Agreement, nothing contained within this clause shall be construed to mean, or means, that Amdocs is authorized to delegate, assign or subcontract any portion of its obligations under this clause to any third party.

16.  INSURANCE AND RISK OF LOSS.

16.1 INSURANCE.

     (a) With respect to Amdocs' performance under this Agreement, and in addition to Amdocs' obligation to indemnify, Amdocs shall comply with this Section.

     (b) Amdocs shall maintain insurance coverages and limits required by this Section and any additional insurance and/or bonds required by law:

          (i) at all times during the term of this Agreement and until completion of all Services associated with this Agreement , whichever is later; and

          (ii) with respect to any coverage maintained in a "claims-made" policy, for [**] years following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later. If a "claims-made" policy is maintained, the retroactive date must precede the commencement of Services under this Agreement;

     (c) Amdocs shall require each Subcontractor that may perform Services under this Agreement or enter upon the AT&T Facilities or Amdocs facilities to maintain coverages, requirements, and limits at least as broad as those listed in this Section

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          from the time when the subcontractor begins performance of Services, throughout the term of the Subcontractor's performance of Services and, with respect to any coverage maintained on a "claims-made" policy, [**] thereafter.

     (d) Amdocs shall procure the required insurance from an insurance company eligible to do business in the state or states where Services will be performed and having and maintaining a Financial Strength Rating of "[**]" or better and a Financial Size Category of "[**]" or better, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies, except that, in the case of Workers' Compensation insurance, Amdocs may procure insurance from the state fund of the state where Services are to be performed.

     (e) Amdocs shall deliver to AT&T, certificates of insurance stating the types of insurance and policy limits, with a cancellation clause amended to read as follows: "The issuing company will endeavor to provide at least 30 days advance written notice of cancellation or non-renewal to AT&T". Amdocs shall deliver such certificates:

          (i) prior to execution of this Agreement and prior to commencement of any Services;

          (ii) prior to expiration of any insurance policy required in this Section; and

          (iii) for any coverage maintained on a "claims-made" policy, for [**] following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later.

     (f)  The Parties agree:

          (i) the failure of AT&T to demand such certificate of insurance or failure of AT&T to identify a deficiency will not be construed as a waiver of Amdocs' obligation to maintain the insurance required under this Agreement;

          (ii) that the insurance required under this Agreement does not represent that coverage and limits will necessarily be adequate to protect Amdocs, nor be deemed as a limitation on Amdocs' liability to AT&T in this Agreement;

          (iii) Amdocs may meet the required insurance coverages and limits with any combination of primary and Umbrella/Excess liability insurance; and

          (iv) Amdocs is responsible for any deductible or self-insured retention.

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      distribution within those companies or for distribution outside those companies except by written agreement.


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     (g)  The insurance coverage required of Amdocs by this Section shall include:

          (i) Workers' Compensation insurance with benefits afforded under the laws of the state in which the Services are to be performed and Employers Liability insurance with minimum limits of:

               $[**] for Bodily Injury - each accident

               $[**] for Bodily Injury be disease - policy limits

               $[**] for Bodily Injury by disease - each employee

               To the fullest extent allowable by law, the policy must include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.

               In states where Workers' Compensation insurance is a monopolistic state-run system, Amdocs shall add Stop Gap Employers Liability with limits not less than $[**] each accident or disease.

          (ii) Commercial General Liability insurance written on Insurance Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) with minimum limits of:

               $[**] General Aggregate limit

               $[**] each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence

               $[**] each occurrence limit for Personal Injury and Advertising Injury

               $[**] Products/Completed Operations Aggregate limit

               $[**] each occurrence limit for Products/Completed Operations

               $[**] Damage to Premises Rented to You (Fire Legal Liability)

          (iii) The Commercial General Liability insurance policy must:

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               (1)  include AT&T, its Affiliates, and their directors, officers, and employees as Additional Insureds. Amdocs shall provide a copy of the Additional Insured endorsement to AT&T. The Additional Insured endorsement may either be specific to AT&T or may be "blanket" or "automatic" addressing any person or entity as required by contract. A copy of the Additional Insured endorsement must be provided within 60 days of execution of this Agreement and within 60 days of each Commercial General Liability policy renewal;

               (2) include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees; and

               (3) be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

          (iv) Business Automobile Liability insurance with minimum limits of $[**] each accident for bodily injury and property damage, extending to all owned, hired, and non-owned vehicles.

          (v) Umbrella/Excess Liability insurance with limits of at least $[**] each occurrence and in the aggregate with terms and conditions at least as broad as the underlying Commercial General Liability, Business Auto Liability, and Employers Liability policies. Umbrella/Excess Liability limits will be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

          (vi) Fidelity or Crime insurance covering employee dishonesty. Amdocs shall include a client coverage endorsement written for limits of $[**] in the aggregate and shall include AT&T as Loss Payee.

          (vii) Professional Liability (Errors & Omissions) insurance with minimum limits of $[**] each claim or wrongful act and in the aggregate.

          (viii) Internet Liability and Network Protection (Cyberrisk) insurance with minimum limits of $[**] each claim or wrongful act and in the aggregate.

          (ix) Media Liability insurance with minimum limits of $[**] each claim or wrongful act and in the aggregate.

          (x) Property insurance with limits equal to the replacement cost of Amdocs' Business Personal Property at the location where Services are to be

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      distribution within those companies or for distribution outside those companies except by written agreement.


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               performed under this Agreement. The Property insurance policy will include [**].

16.2 RISK OF LOSS.

     (a) GENERAL. Except as otherwise provided in ARTICLE 17, each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control. Amdocs shall [**]. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of any item of Equipment, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other materials due to an Event of Loss; in the event of an AT&T Event of Loss, such repair or replacement shall not be considered part of Amdocs' maintenance obligations. For an AT&T Event of Loss, Amdocs shall coordinate and oversee repair or replacement performed by a third-party on a Pass-Through Expenses basis, or by Amdocs at agreed-upon prices.

     (b) WAIVER. Except as provided below, Amdocs and AT&T each waive all rights to recover against the other Party for damage, destruction, loss, theft, or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, [**]. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement. Amdocs and AT&T will [**] by each Party.

16.3 THIRD PARTY ADMINISTRATOR

     Amdocs understands and acknowledges that AT&T may engage the services of a third party administrator (the "ADMINISTRATOR") to perform certain Agreement-related administrative functions for AT&T which may include (i) collecting and verifying certificates of insurance, (ii) providing financial analysis, (iii) verifying certifications under SECTION 9.12 (Supplier Diversity), and (iv) collecting and verifying Amdocs profile information. Amdocs shall (A) cooperate with the Administrator in Administrator's performance of such functions, (B) provide such data as the Administrator may from time to time request, and (C) pay the Administrator a one time set-up fee of $30 and an annual

                      RESTRICTED - PROPRIETARY INFORMATION

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   AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     fee for the performance of such functions (not to exceed $300).
     Notwithstanding any other provision of the Agreement, AT&T may provide Proprietary Information regarding Amdocs to the Administrator, as appropriate to the exercise AT&T's rights under this Agreement.

17. INDEMNITIES.

17.1 INDEMNITY BY AMDOCS.

     (a) GENERAL INDEMNIFICATION. Subject to the provisions of SECTION 18.2 Amdocs agrees to indemnify, defend and hold harmless AT&T and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses and threatened Losses relating to third party claims arising from or in connection with any of the following:

          (i) REPRESENTATIONS, WARRANTIES AND COVENANTS. Amdocs' breach of any of the representations, warranties and covenants set forth in SECTIONS 15.6, 15.10, and 15.13;

          (ii) [**]. [**] on or after the Commencement Date [**] pursuant to this Agreement;

          (iii) [**]. [**] on or after the Commencement Date [**] to provide the Services;

          (iv) [**]. [**];

          (v)  [**]. [**] proprietary rights [**];

          (vi) [**]. Taxes [**], that are the [**];

          (vii) [**]. [**] or the regulations promulgated thereunder;

          (viii) [**]. [**] under this Agreement, [**] under this Agreement;

          (ix) [**]. [**] to this Agreement;

          (x)  [**]. [**], except to the extent [**];

          (xi) [**]. Any claim (including claims by Transitioned Employees transitioned prior to or after the FARA Effective Date) relating to any: (i) violation by Amdocs, Amdocs Affiliates or Subcontractors, or their

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      distribution within those companies or for distribution outside those companies except by written agreement.


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               respective officers, directors, employees, representatives or agents, of Federal, state, provincial, local, international or other Laws or regulations or any common law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from [**] from and after [**] from and after [**]; and/or (vi) [**] under this Agreement; and

          (xii) [**]. [**] associated with this Agreement.

     (b) [**]. Notwithstanding anything to the contrary in this Agreement, [**] in connection with: [**] of this Agreement, and [**] of this Agreement.

17.2 INDEMNITY BY AT&T.

     (a) Subject to the provisions of SECTION 18.2, AT&T agrees to indemnify, defend and hold harmless Amdocs and its officers, directors, employees, agents, representatives, successors, and assigns, from any Losses and threatened losses relating to third party claims arising from or in connection with any of the following:

          (i)  [**]. [**];

          (ii) [**]. [**] under this Agreement;

          (iii) [**]. [**];

          (iv) [**]. [**];

          (v)  [**]. [**] under this Agreement, except to the extent [**]

          (vi) [**]. [**] other proprietary rights [**];

          (vii) [**]. [**], that are the [**];

          (viii) [**]. [**] under this Agreement [**] under this Agreement; and

          (ix) [**]. [**] under this Agreement.

     (b) [**]. Notwithstanding anything to the contrary in this Agreement, [**] of this Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

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17.3 ADDITIONAL INDEMNITIES.

     Amdocs and AT&T each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses arising from or in connection with any of the following: (a) the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

17.4 ENVIRONMENTAL MATTERS.

     (a) EQUIPMENT CONTAINING HAZARDOUS MATERIALS. At least fifteen (15) days prior to the delivery of Equipment containing Hazardous Materials for which AT&T is financially responsible to an AT&T Site or the transfer of ownership of Amdocs-owned Equipment containing Hazardous Materials to AT&T, Amdocs shall provide AT&T with a MSDS for such Equipment. Each MSDS shall include an attachment indicating the specific worker protection equipment requirement for use with the Hazardous Material covered thereby. If the Hazardous Material is a chemical defined by Proposition 65, the MSDS for said chemical should indicate that the chemical is one, which is known to the State of California to cause cancer, birth defects, or other reproductive harm. Notwithstanding any other provision of this Agreement, AT&T shall have the right, but not the duty, to refuse acceptance or rescind the agreement to transfer ownership of any Equipment containing Hazardous Materials without incurring liability. Amdocs shall also ensure that all Equipment addressed in this subsection, which is required by applicable Laws to be marked, is so marked. Amdocs shall also provide AT&T with the same information, if any, that it provides to any Amdocs Personnel concerning the disposition of such Equipment.

     (b) DISPOSITION OF WASTE. [**] shall investigate, select, and identify the transporter, which will be used to transport Waste ("WASTE TRANSPORTER") and the facility, which will be used to receive, handle, dispose, recycle, or treat Waste ("WASTE FACILITY"). [**] reserves the right to veto any Waste Transporter or Waste Facility selection that [**] knows or has reason to know is not acceptable. Should Amdocs select a Waste Facility that is a RCRA B permitted facility, [**] agrees to provide the [**] Environmental Management (EM) regional office for the [**] Site producing the Waste with proof that such facility meets the financial

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          assurance obligations imposed upon RCRA B permitted facilities by Laws to compensate third parties for bodily injury or property damage arising from facility operations by (i) a copy of a Hazardous Waste Facility Liability endorsement or a copy of the Certificate of Liability Insurance on file with the Environmental Protection Agency
          (EPA); (ii) a copy of the letter on file with the EPA from the Waste Facility's chief financial officer demonstrating the Waste Facility's ability to cover liability claims; (iii) a copy of the corporate guarantee on file with the EPA which shows the guarantor has sufficient funds to implement the guarantee, or (iv) any combination of the above.

          Prior to initiating Waste shipments requiring a generator number, [**] shall obtain an [**] generator number from the [**] EM regional office for the [**] Site producing the Waste. [**] shall also ensure that (i) all applicable shipping documentation (e.g., manifests and bills of lading) and labels are properly prepared and affixed to the Waste and the Waste is packaged, prepared, and shipped in containers and/or vehicles specified by the then current and applicable regulations of the U.S. Department of Transportation (DOT), the Environmental Protection Agency (EPA) or any successors thereto and/or any other federal, state, and/or local agency having jurisdiction. [**] of removal of Waste from an [**] Site, Amdocs shall provide the [**] EM regional office for the [**] Site producing the Waste with the properly dated transporter acknowledgement of receipt of Waste.

          The addresses of the [**] EM regional offices are as follows:

          [**]

          The foregoing list of [**] EM regional offices may be updated from time-to-time by AT&T as made known to Amdocs.

     (c) AT&T WARRANTIES. AT&T warrants that (i) during the term of this Agreement AT&T Sites will be in material compliance with applicable Environmental Laws; (ii) it shall promptly provide Amdocs with notice of any Substance Release of Hazardous Materials of which it has knowledge, that is reportable under applicable Environmental Laws, and that directly or indirectly affects Amdocs' ability to perform Services at AT&T Sites; (iii) if Hazardous Materials in, on, or adjacent to any AT&T Site, including such AT&T Site's soil or surface or groundwater, directly or indirectly affects Amdocs' activities or Amdocs' Personnel at an AT&T Site, AT&T will clean up and remove the Hazardous Materials, in accordance with applicable Environmental Laws and remediate the AT&T Site, if required by applicable Environmental Laws, to the condition

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          approved by the applicable governmental agency; and (iv) it shall promptly provide Amdocs with notice of any Environmental Claim directly related to any Amdocs Personnel or Amdocs' activities at such AT&T Sites.

     (d) AMDOCS WARRANTIES. Amdocs warrants that (i) it will not use, manufacture, store, treat, transport, refine, handle, produce, or dispose of a Hazardous Material in, at, on, under, upon or from an AT&T Site except in material compliance with applicable Environmental Laws; (ii) it shall promptly provide AT&T with notice of any Substance Release of Hazardous Materials in, at, on, under, upon, or from an AT&T Site of which it has knowledge that is reportable under applicable Environmental Laws; (iii) it shall promptly provide AT&T with notice of any Environmental Claim directly related to any AT&T Site or Amdocs' activities at such AT&T Sites; and (iv) if it causes Hazardous Materials to contaminate an AT&T Site, including such AT&T Site's soil or surface or groundwater, it will promptly clean up and remove such Hazardous Materials in accordance with applicable Environmental Laws and remediate the AT&T Site, if required by applicable Environmental Laws, to the condition approved by the applicable governmental agency.

17.5 INDEMNIFICATION PROCEDURES.

     With respect to third party claims, the following procedures shall apply:

     (a) NOTICE. Promptly after receipt by any entity entitled to indemnification (under SECTION 17.1 through SECTION 17.4 or any other provisions of this Agreement) of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a "NOTICE OF ELECTION").

     (b) PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status

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          of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto, or (z) the time period within which to deliver a Notice of Election has not yet expired.

     (c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner, as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys' fees.

17.6 SUBROGATION.

     Except as otherwise provided in SECTIONS 16.1 or 16.2 in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to
     SECTION 17.1 through SECTION 17.4 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.  LIABILITY.

18.1 FORCE MAJEURE.

     (a) GENERAL. Subject to SECTION 18.1(C), neither Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the

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          extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God; wars, riots, civil disorders, rebellions or revolutions, or any other similar cause beyond the reasonable control of such Party, except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Amdocs or a Subcontractor and its own personnel shall not excuse Amdocs from its obligations hereunder. [**]. Notwithstanding the foregoing, force majeure events shall not excuse AT&T's payment obligations under this Agreement for Services received from Amdocs (or an alternative source paid by Amdocs as permitted under this Section).

     (b) DURATION AND NOTIFICATION. In such event, the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. The Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event, and the expected duration of such force majeure event.

     (c) [**]. If any event described in [**] of this Agreement [**] and [**] hereunder shall be [**] this Agreement [**] of this Agreement.

     (d) DISASTER RECOVERY. Upon the occurrence of a force majeure event, Amdocs shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services, and shall periodically update and test such disaster recovery plan, as described in SCHEDULE E and SCHEDULE G. The occurrence of a force majeure event shall not relieve Amdocs of its obligation to implement its disaster recovery plan and provide disaster recovery services.

     (e)  [**]. [**] in accordance with this Agreement [**] hereunder [**].

     (f)  [**]. [**] under this Agreement [**].

18.2 LIMITATION OF LIABILITY.

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     (a)  LIMITATIONS. EXCEPT AS PROVIDED IN THIS SECTION 18.2, NEITHER PARTY
          SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Additionally, except as provided below, the total aggregate liability of either Party, for claims asserted by the other Party under or in connection with this Agreement, regardless of the form of the action of the theory of recovery, shall be limited as follows:

          (i)  [**] the Term [**] the Term);

          (ii) [**]; and

          (iii) [**].

          For purposes of this SECTION 18.2(A[**] for the purposes of the foregoing.

     (b)  [**]. The limitations of liability set forth in SECTION 18.2(A) [**]:

          (i)  [**];

          (ii) [**] under this Agreement, provided, however, with respect to [**];

          (iii) [**] of this Agreement [**];

          (iv) [**] to provide [**];

          (v)  Intentionally blank;

          (vi) [**] under this Agreement;

          (vii) [**] under ARTICLE 13; or

          (viii) [**] of this Agreement, and [**] of this Agreement. For the purpose of this SUBSECTION 18.2(B)(VIII), [**].

          Except as otherwise explicitly stated, nothing in this provision shall be interpreted to limit a Party's ability to recover available damages under other provisions of this Agreement.

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     (c)  [**]. [**] under this Agreement shall [**]. In addition, [**].

     (d) [**]. [**] in connection with this Agreement [**] this Agreement. In the event that [**] as set forth on [**] under this SECTION 18.2(D) [**] as set forth [**].

     (e)  [**] with this Agreement:

          (i)  [**];

          (ii) [**] thereof;

          (iii) [**];

          (iv) [**] under this Agreement;

          (v)  [**] in accordance with this Agreement;

          (vi) [**] under this Agreement;

          (vii) [**];

          (viii) [**]; and

          (ix) [**].

     (f) [**]. Notwithstanding anything to the contrary in this Agreement, [**] pursuant to this Agreement [**] during the term [**].

19.  DISPUTE RESOLUTION.

19.1 INFORMAL DISPUTE RESOLUTION.

     Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in SECTION 19.1(C) or
     SECTION 20.9, the Parties shall first attempt to resolve such dispute informally, as follows:

     (a) INITIAL EFFORT. The Parties agree that they shall attempt in good faith to resolve all disputes (other than those described in SECTION 19.(C) or SECTION 20.9) in accordance with Section 4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance). In the event of a dispute that is not resolved or resolvable in accordance therewith, either Party may refer the dispute for resolution in accordance with SECTION
          19.2 below upon written notice to the other Party.

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         general distribution within those companies or for distribution outside those companies except by written agreement.


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     (b)  PROVISION OF INFORMATION. During the course of negotiations under
          SECTION 19.1(A) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the Parties may be fully advised of the other's position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

     (c) PREREQUISITE TO FORMAL PROCEEDINGS. Formal proceedings for the resolution of a dispute may not be commenced until the completion of the process for dispute resolution set forth in Section 4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance). The time periods specified in Section 4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance) shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, or (C) address a claim arising out of the infringement, misappropriation or other violation of a Party's intellectual property rights by the other Party or the breach of a Party's obligations under ARTICLE 13 or a dispute subject to SECTION 20.9.

19.2 ARBITRATION.

     (a) Except for claims arising out of the breach of a Party's obligations under ARTICLE 13 or disputes subject to SECTION 20.9, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in SECTION 19.1, shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights or remedies under this Agreement, at law, or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party's right to terminate this Agreement pursuant to ARTICLE 20. Subject to the foregoing, the Parties shall escalate arbitration proceedings so that any dispute relating to SECTION 20.1 is resolved within any applicable cure period specified in SECTION 20.1.

     (b) The Arbitration shall take place in New York City, New York and shall apply the law of the State of Texas without regard to its choice of law provisions. The decision of the arbitrator shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrator shall be

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              outside those companies except by written agreement.


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          instructed to state the reasons for its decisions in writing, including findings of fact and law. The arbitrator shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

     (c) Within ten (10) days after delivery of written notice ("NOTICE OF DISPUTE") by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, then an arbitrator will be chosen in accordance of the Commercial Arbitration Rules of the American Arbitration Association who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties.

     (d) The arbitrator selected pursuant to this Section shall be a practicing attorney with at least five (5) years experience in technology law applicable to the Services. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty (60) days after selection of the arbitrator, but in no event shall the arbitration be set more than ninety (90) days after selection of the arbitrator. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator. The decision or award of the arbitrator shall be rendered within fifteen (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

19.3 CONTINUED PERFORMANCE.

     (a) GENERAL. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement. [**].

                      RESTRICTED - PROPRIETARY INFORMATION

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       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     (b)  [**]. Amdocs acknowledges and agrees that [**]. Amdocs expressly acknowledges and agrees that, [**] under this Agreement, [**] AT&T and Amdocs. Amdocs further agrees as follows:

          (i) [**] any of the terms of this Agreement [**] under this Agreement [**] set forth in [**], Amdocs agrees that [**].

          (ii) Amdocs shall not intentionally interrupt the Services or provide reduced levels of Service quality or support unless and until [**].

          (iii) [**] because it is required to do so [**], Amdocs shall [**] the Services.

19.4 GOVERNING LAW.

     This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of the [**], without giving effect to the principles thereof relating to conflicts of laws.

19.5 VENUE AND JURISDICTION.

     In any litigation arising out of this Agreement and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, the United States District Court for the [**] and the District Courts of the [**].

20.  TERMINATION.

20.1 TERMINATION FOR CAUSE.

     (a)  By AT&T. If Amdocs:

          (i) fails to [**], which failure is not cured within sixty (60) days after notice of the breach from AT& T;

          (ii) commits a material breach of this Agreement, which breach is not cured within sixty (60) days after notice of the breach from AT& T;

          (iii) commits a material breach of this Agreement which is not capable of being cured within sixty (60) days;

          (iv) commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement;

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          (v)  becomes liable for or incurs [**] under this Agreement that, in the aggregate, exceed the greater of (i) [**] of the total [**] period;

          (vi) fails to perform in accordance with the [**] period; or

          (vii) makes an unpermitted assignment of this Agreement as described in SECTION 21.1(B);

               then AT&T may, by giving notice to Amdocs, terminate this Agreement with respect to all or any part of the Services as of a date specified in the notice of termination. If AT&T chooses to terminate the Agreement in part, [**] in accordance with this Agreement.

               The express acknowledgment [**] of this Agreement and therefore grounds for termination, and no Party shall contend otherwise in any dispute or controversy between the Parties.

               In addition, it is agreed that:

               (1) Any disputes between the Parties relating to whether Amdocs has committed a material breach shall be subject to SECTION 19.1; and

               (2) In the event (A) any dispute arises between the Parties relating to: (a) whether Amdocs committed a material breach of this Agreement; (b) whether Amdocs committed any of the acts or omissions specified in this SECTION 20.1(A) that entitle AT&T to terminate this Agreement for cause; (c) whether Amdocs cured the breach in the required time frame; and/or (d) whether SECTION 10.2 excuses Amdocs from responsibility for any such acts or omissions, and (B) such dispute is not resolved pursuant to the procedures specified in SECTION 19.1, then Amdocs shall have the right to invoke its rights under and in accordance with SECTION 19.2. Each Party shall fulfill their obligations relating thereto in accordance with this Agreement.

               (3) In the event Amdocs invoked its rights under and in accordance with SECTION 19.2, and the arbitrator shall not be able to complete the arbitration proceeding within the applicable cure period, the arbitrator shall so notify the Parties, together with an estimate of the date by which the arbitrator believes that the arbitration proceeding may be so completed and the arbitration proceeding

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                    shall continue until such completion unless otherwise agreed by the Parties; provided, however, AT&T shall be entitled to elect to:

                    (i) suspend the effective date of its termination of the Agreement specified in its notice of termination for an additional specified period in order to allow the arbitrator additional time to complete the arbitration proceeding in accordance with the foregoing; or

                    (ii) proceed with the termination of the Agreement effective as of the date set forth in the notice of termination, provided that AT&T affords or has afforded Amdocs an opportunity to hold a meeting among senior corporate executives prior to the date of such termination regarding the subject matter of such dispute.

                    During the conduct of the arbitration proceeding, the facts and circumstances of such termination shall be subject to
                    SECTION 13 of this Agreement and such facts and circumstances shall be considered both Party's Proprietary Information.

                    In the event AT&T elects to proceed with termination of the Agreement prior to completion of the arbitration proceeding,
                    (A) such termination shall not be deemed a termination for cause unless and until the arbitrator makes such determination, and (B) should the arbitrator subsequently determine that AT&T was not entitled to terminate for cause pursuant to this SECTION 20.1(A) or that Amdocs successfully cured such default within the applicable cure period (if any), then such termination by AT&T shall be deemed a termination for convenience pursuant to SECTION 20.3 and the applicable [**] thereof shall apply. In the event of such determination, AT&T, at the request of Amdocs, shall provide Amdocs with a confidential letter confirming that the termination was a termination for convenience, and not a termination for cause. Notwithstanding the confidential nature of such letter, Amdocs may provide such letter as permitted under SECTION 13.3(C) and in connection Amdocs' current or prospective customers who are specifically inquiring whether or not Amdocs was terminated for cause under this Agreement, provided that Amdocs obtains AT&T's approval for such disclosure on a case-by-case basis (such disclosure not to be unreasonably withheld).

                      RESTRICTED - PROPRIETARY INFORMATION

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               In the event of termination by AT&T in accordance with this
               SECTION 20.1(A), [**].

     (b)  BY AMDOCS. Amdocs may only terminate in accordance with the following:

          (i) In the event that AT&T fails to pay Amdocs undisputed Charges for [**] after the payment due date therefor and fails to cure such default within [**] of notice from Amdocs of the possibility of termination for failure to make such payment, then Amdocs may, by notice to AT&T, terminate this Agreement.

          (ii) In the event that it is finally determined by a competent authority that AT&T committed a material breach of its obligations under SECTIONS 6.9(B) or 13 relating to Amdocs intellectual property rights in the source code of Amdocs Owned Materials and AT&T materially fails to cure such breach and establish reasonable safeguards, within [**] of written notice from Amdocs of its intention to terminate under this Section, to prevent the same or similar breaches from reoccurring in the future, then Amdocs may, by notice to AT&T, terminate [**].

20.2 CRITICAL SERVICES.

     Without limiting AT&T's rights under SECTION 20.1, if Amdocs commits a material breach which prevents or materially degrades AT&T's or an Eligible Recipient's ability to conduct, perform and support a material component of its business, and Amdocs is unable to cure such breach within [**] of written notice from AT&T, AT&T may, in addition to its other remedies under this Agreement, at law, and in equity, obtain from a third party or provide for itself services which will allow AT&T or such Eligible Recipient to conduct its business without material degradation until Amdocs has cured the breach or this Agreement is terminated. [**]. The express inclusion of this remedy in this SECTION 20.2 does not limit AT&T's right to use a similar remedy for other breaches by Amdocs of this Agreement.

20.3 TERMINATION FOR CONVENIENCE.

     (a) GENERAL. AT&T may terminate this Agreement with respect to all or a part of the Services for convenience and without cause at any time by giving Amdocs at least six (6) months prior notice designating the termination date. AT&T may withdraw a notice of termination of this Agreement for convenience at any time up to ninety (90) days prior to the designated termination date in the notice. Upon the effective date of such termination, AT&T shall pay to Amdocs the

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          Termination Charge applicable for termination for convenience calculated in accordance with [**].

20.4 TERMINATION [**].

     (a) In the event (i) of [**] providing Services under this Agreement) [**], then at any time [**] terminate this Agreement by giving Amdocs at least [**]; provided, however, AT&T shall not have this right if Amdocs Limited, (a Guernsey corporation as of the FARA Effective Date) [**]; provided, further, however, if [**]. Amdocs shall be entitled to [**]. Any Entity involved in any [**] the Services.

     (b) Subject to any legal obligation of confidentiality or applicable securities laws, Amdocs will provide AT&T with written notice [**] rights described in SECTION 20.4(A).

     (c)  Any permitted assignee or successor in interest under this SECTION
          20.4 shall agree in writing to be bound by the terms and conditions of this Agreement.

     (d) [**], Amdocs, or its successor in interest, shall continue to perform under the terms of the Agreement until such time as the Agreement terminates or expires.

20.5 TERMINATION [**].

     In the event that, [**], at any time within [**] this Agreement [**] shall be effective. Amdocs shall [**].

20.6 RESERVED.

20.7 INSOLVENCY.

     (a) RIGHT TO TERMINATE. In the event that either Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) makes an assignment for the benefit of all or substantially all of its creditors, or (d) enters into an agreement for the composition, extension, or readjustment of substantially all of its obligations, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that Amdocs will not have the right to exercise such termination under this Section so long as AT&T pays for the Services to be received hereunder in advance on a month-to-month basis. If either Party elects to terminate this Agreement due to

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

     (b) SECTION 365(N). Notwithstanding any other provision of this Agreement to the contrary, in the event that Amdocs becomes a debtor under the Bankruptcy Code and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a "BANKRUPTCY REJECTION"), (i) any and all of the licensee and sublicensee rights of AT&T arising under or otherwise set forth in this Agreement, including without limitation the rights of AT&T referred to in SECTION 14.6 and SCHEDULE X, shall be deemed fully retained by and vested in AT&T as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Amdocs is the debtor; (ii) AT&T shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of AT&T under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court to not be "intellectual property rights" for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by AT&T after any Bankruptcy Rejection as though this Agreement were terminated or expired. AT&T shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including without limitation any of the rights of AT&T referenced in SECTION 14.6 and SCHEDULE X.

     (c) AT&T RIGHTS UPON AMDOCS' BANKRUPTCY. In the event of Amdocs' bankruptcy or of the filing of any petition under the federal bankruptcy laws affecting the rights of Amdocs which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, AT&T will have the immediate right to retain and take possession for safekeeping of all AT&T Data, AT&T Proprietary Information, AT&T licensed Third Party Software, AT&T owned Equipment, AT&T Owned Materials, AT&T owned Developed Materials, and all other Software, Equipment, Systems or Materials to which AT&T is or would be entitled during the term of this Agreement or upon the expiration or termination of this Agreement. Amdocs shall cooperate fully with AT&T and assist AT&T in identifying and taking possession of the items listed in the preceding sentence. AT&T will have the right to hold such AT&T Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate court officer can provide adequate assurances and evidence to AT&T that they will be protected from sale, release, inspection, publication, or inclusion in any publicly accessible record, document,

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          material or filing. Amdocs and AT&T agree that without this material provision, AT&T would not have entered into this Agreement or provided any right to the possession or use of AT&T Data, AT&T Proprietary Information, or AT&T Software covered by this Agreement.

     (d) RIGHTS TO ASSUME IN BANKRUPTCY. In the event of commencement of bankruptcy proceedings by or against AT&T or an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity's rights thereunder.

20.8 RESERVED.

20.9 EQUITABLE REMEDIES.

     Amdocs acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Termination Assistance Services as provided in SECTION 4.4, its obligation respecting continued performance in accordance with SECTION 19.3, or its obligation to provide access to computers or files containing AT&T Data in accordance with
     SECTION 13.4, AT&T will be irreparably harmed. In such a circumstance, AT&T may proceed directly to court for purposes of obtaining equitable relief. If a court of competent jurisdiction should find that Amdocs has breached (or attempted or threatened to breach) any such obligations, Amdocs agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of an appropriate order compelling performance by Amdocs and restraining it from any further breaches (or attempted or threatened breaches).

20.10 SCHEDULE X SURVIVAL.

     All licenses and rights under SCHEDULE X shall survive any expiration or termination of this Agreement.

21.  GENERAL.

21.1 BINDING NATURE AND ASSIGNMENT.

     (a) BINDING NATURE. This Agreement will be binding on the Parties and their respective successors and permitted assigns.

     (b) ASSIGNMENT. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          circumstances in respect of which the provisions of SECTION 9.5 shall apply if such assignment will result in New Services:

          (i) Either Party may assign its rights and obligations under this Agreement, without the approval of the other Party, to an Affiliate which expressly assumes such Party's obligations and responsibilities hereunder and is not a direct competitor of the other Party; provided, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. The Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one (1) business day after such assignment, provide notice thereof to the other Party together with a copy any relevant provisions of [**].

          (ii) [**] under this Agreement [**] the terms and conditions of this Agreement.

     (c) IMPERMISSIBLE ASSIGNMENT. Any attempted assignment that does not comply with the terms of this Section shall be null and void.

21.2 ENTIRE AGREEMENT; AMENDMENT.

     This Agreement, including any Schedules and Exhibits referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver, or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver, or discharge is sought to be enforced.

     Except as expressly stated otherwise in SECTION 1.4, (i) nothing in this Agreement is intended to limit, expand, or otherwise alter either Party's or any of their Affiliate's rights, responsibilities, obligations, or remedies under or in connection with any other agreement between the Parties or their Affiliates, and (ii) other agreements between the Parties shall not be used to interpret this Agreement.

21.3 NOTICES.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (a) Any notice, notification, request, demand, or determination provided by a Party pursuant to SECTIONS 4.4 [Termination Assistance Services],
          SECTION 6.10 [Notices of Default], SECTION 7.7 [Notice of Default],
          SECTION 11.5 [[**]], SECTION 13.3(C) [Loss of Proprietary Information], SECTION 17.5 [Indemnification Procedures], SECTION 18.1 [Force Majeure], SECTION 18.2(D) [Waiver of Liability Cap], SECTION
          19.1 [Informal Dispute Resolution], ARTICLE 20 [Termination] and
          SECTION 21.1 [Binding Nature and Assignment] shall be in writing and shall be delivered in hard copy using one of the following methods: and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise agreed, the foregoing notices shall be delivered as follows:

          In the case of AT&T:

               AT&T Services, Inc.
               2J215
               3200 Lake Emma Road
               Lake Mary, FL 32746
               Attention: Senior Contract Manager

               With a copy to:

               AT&T Services, Inc.
               Attention: General Attorney and Assistant General Counsel Room 4-B-80
               175 E. Houston St.
               San Antonio, TX  78205

          In the case of Amdocs:

               Amdocs, Inc.
               1390 Timberlake Manor Parkway
               Chesterfield, MO 63017

               Attention: President

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               With a copy to:

               Amdocs, Inc.
               Attention: Office of General Counsel
               Harborside Financial Center
               Plaza 5, Suite 2700
               Jersey City, NJ 07311

     (b) All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in SECTION 21.3(A), may be sent in hard copy in the manner specified in SECTION 21.3(A), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient's facsimile machine) to the addresses set forth below:

          In the case of AT&T:

               AT&T Services, Inc.
               2J215
               3200 Lake Emma Road
               Lake Mary, FL 32746
               Attention: Senior Contract Manager

               (Fax Number 407-805-6951)

               and

          In the case of Amdocs:

               Amdocs, Inc.
               1390 Timberlake Manor Parkway
               Chesterfield, MO 63017
               Attention: President

               (Fax Number 314-212-7557)

     (c) A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

21.4 COUNTERPARTS.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

21.5 HEADINGS.

     The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

21.6 RELATIONSHIP OF PARTIES.

     Amdocs, in furnishing services to AT&T hereunder, is acting as an independent contractor, and Amdocs has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Amdocs under this Agreement. Amdocs is not an agent of AT&T and has no right, power or authority, expressly or impliedly, to represent or bind AT&T as to any matters, except as expressly authorized in this Agreement.

21.7 SEVERABILITY.

     In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

21.8 CONSENTS AND APPROVAL.

     Except where expressly provided as being in the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

21.9 WAIVER OF DEFAULT; CUMULATIVE REMEDIES.

     (a) WAIVER OF DEFAULT. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers shall be in writing and signed by the Party waiving its rights.

     (b) CUMULATIVE REMEDIES. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

21.10 SURVIVAL.

     Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

21.11 PUBLICITY.

     Neither Party shall use the other Party's or its Affiliates' names or any language, pictures, trademarks, service marks or symbols which could, in a Party's judgment, imply such Party's or its Affiliates' identity or endorsement by such Party, its Affiliates or any of its employees in any
     (i) written, electronic or oral advertising or presentation or (ii) brochure, newsletter, book, electronic database or other written matter of whatever nature, without the Party's prior written consent (which hereafter shall be collectively referred to as "PUBLICITY MATTERS"). A Party will submit to the other Party for written approval, prior to publication, all Publicity Matters that mention or display a Party's or its Affiliates' names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied.

21.12 THIRD PARTY BENEFICIARIES.

     Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, AT&T and Amdocs. This Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including without limitation employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties.

21.13 SEC/NYSE DISCLOSURES.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     In the event that Amdocs believes in good faith that any public disclosure or announcement relating to this Agreement is required by applicable securities related laws, regulations or stock market rules, Amdocs shall use commercially reasonable efforts to limit the scope of such disclosure or announcement to that required by such securities related laws, regulations or rules. In the event that Amdocs shall file this Agreement with the Securities and Exchange Commission or other similar authority, Amdocs shall use commercially reasonable efforts to seek confidential treatment with respect to such filing to the extent reasonably practical in light of such authority's pronouncements interpreting the scope of the confidentiality exemptions. Any such public disclosure or announcement by Amdocs shall be subject to AT&T prior review, and AT&T agrees to cooperate with efforts by Amdocs to seek such confidential treatment. The foregoing shall not limit or expand either Party's rights, obligations, or remedies under SECTIONS 13.3(C) or 21.11.

21.14 ORDER OF PRECEDENCE.

     In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached Exhibits.

21.15 [**].

     (a) [**]. [**] during the period [**] under this Agreement or [**] related to this Agreement and [**] related to this Agreement. This provision shall [**].

     (b)  [**]. [**] shall be [**] of this SECTION 21.15, [**].

21.16 FURTHER ASSURANCES.

     Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

21.17 LIENS.

     Amdocs will not file, or by its action or inaction permit, any mechanics or materialman's liens to be filed on or against property or realty of AT&T or any Eligible Recipient. In the event that any such Liens arise as a result of Amdocs' action or inaction, Amdocs will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days.

21.18 COVENANT OF GOOD FAITH.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

21.19 RESERVED.

21.20 ACKNOWLEDGMENT.

     The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against either Party by reason of the extent to which either Party or its professional advisors participated in the preparation of this Agreement.

                            [Signature Page Follows]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the FARA Effective Date.

AT&T SERVICES, INC.                     AMDOCS, INC.


By: /s/ Maureen Merkle                  By: /s/ John Horgan
    ---------------------------------       ------------------------------------
Name: Maureen Merkle                    Name: John Horgan
Title: President -- Procurement         Title: Executive Vice President
Date: 9/28/07                           Date: 9-30-07


                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule A
                                                                   Modernization
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE A

                                      AT&T

                                  MODERNIZATION

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule A
                                                                   Modernization
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Table of Contents

1.0    Introduction.......................................................
2.0    [**]...............................................................
3.0    [**]...............................................................
4.0    [**]...............................................................
5.0    [**]...............................................................
6.0    [**]...............................................................
7.0    [**]...............................................................
7.11   [**]...............................................................
7.12   [**]...............................................................
7.13   [**]...............................................................
7.14   [**]...............................................................
7.15   [**]...............................................................
7.16   [**]...............................................................
8.0    [**]...............................................................
9.0    [**]...............................................................
10.0   [**]...............................................................
11.0   [**]...............................................................
12.0   [**]...............................................................
13.0   [**]...............................................................
14.0   [**]...............................................................
15.0   [**]...............................................................
16.0   [**]...............................................................

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule A
                                                                   Modernization
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                  MODERNIZATION

1.0   [**]
2.0   [**]

The Amdocs Software Package will be developed and customized according to the following guidelines:

The system will be implemented in accordance with the Modernization scope and timeline referenced in this Schedule A, with mutually agreed upon updates and amendments.

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omission. [**]

A total of 21 pages have been omitted.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment A
                                                         Timeline and Milestones
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                 ATTACHMENT A TO

                                   SCHEDULE A

                             TIMELINE AND MILESTONES

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment A
                                                         Timeline and Milestones
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0   TIMELINE............................................................    2
2.0   [**]................................................................    2

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment A
                                                         Timeline and Milestones
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                 MODERNIZATION

1.0   TIMELINE
      [**]
2.0   [**]
      [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment A
                                                         Timeline and Milestones
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010


in the following chart:

                       [**]
      ---------------------------------------
NO.   [**]   [**]   [**]   [**]   [**]   [**]
---   ----   ----   ----   ----   ---    ----
1     [**]   [**]   [**]   [**]   [**]   [**]
2            [**]   [**]   [**]   [**]   [**]
3            [**]   [**]   [**]   [**]   [**]
4     [**]   [**]   [**]   [**]   [**]   [**]
5            [**]   [**]   [**]   [**]   [**]
6     [**]   [**]   [**]   [**]   [**]   [**]
7     [**]   [**]   [**]   [**]   [**]   [**]
8            [**]   [**]   [**]   [**]   [**]
9     [**]   [**]   [**]   [**]   [**]   [**]
10    [**]   [**]   [**]   [**]   [**]   [**]
11    [**]   [**]   [**]   [**]   [**]   [**]
12    [**]   [**]   [**]   [**]   [**]   [**]
13    [**]   [**]   [**]   [**]   [**]   [**]
14    [**]   [**]   [**]   [**]   [**]   [**]
15           [**]   [**]   [**]   [**]   [**]
16    [**]   [**]   [**]   [**]   [**]   [**]
17    [**]   [**]   [**]   [**]   [**]   [**]
18           [**]   [**]   [**]   [**]   [**]
19           [**]   [**]   [**]   [**]   [**]
20           [**]   [**]   [**]   [**]   [**]
21           [**]   [**]   [**]   [**]   [**]
22    [**]   [**]   [**]   [**]   [**]   [**]
23           [**]   [**]   [**]   [**]   [**]
24           [**]   [**]   [**]   [**]   [**]
25           [**]   [**]   [**]   [**]   [**]
26           [**]   [**]   [**]   [**]   [**]
27    [**]   [**]   [**]   [**]   [**]   [**]
28    [**]   [**]   [**]   [**]   [**]   [**]
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32    [**]   [**]   [**]   [**]   [**]   [**]
33    [**]   [**]   [**]   [**]   [**]   [**]

Note: [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment A
                                                         Timeline and Milestones
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Note Regarding Terms in Column Headings:

                [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment B
                                             Modernization Responsibility Matrix
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   [**] MATRIX

FUNCTIONAL AREA   ACTIVITY   RESPONSIBILITY
---------------   --------   --------------
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

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies. only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment B
                                             Modernization Responsibility Matrix
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment B
                                             Modernization Responsibility Matrix
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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


                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule A, Attachment B
                                             Modernization Responsibility Matrix
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]    [**]   [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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
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

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

                                                      Schedule A, Attachment C.b
                                             BAPCO Entities Applications Mapping
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                      BAPCO ENTITIES APPLICATIONS MAPPING

Area    [**]   [**]   [**]
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

[**]
                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule A, Attachment D
                                                      Modernization Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MODERNIZATION PROJECT PLAN

     OUTLINE  TASK          START FINISH RESOURCE  PREDE- SUCCE- CONSTRAINT                                OUTLINE
ID    NUMBER _NAME DURATION _DATE  _DATE  _NAMES  CESSORS  SSORS    _TYPE   MILESTONE SUMMARY ROLLUP TEXT1  _LEVEL NOTES INDICATORS
--   ------- ----- -------- ----- ------ -------- ------- ------ ---------- --------- ------- ------ ----- ------- ----- -----------
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

                      RESTRICTED - PROPRIETARY INFORMATION

 This information is for use by AT&T Amdocs, and their Affiliates, only, and is not for use inside or outside of those companies except by written agreement.

                                                        Schedule A, Attachment D
                                                      Modernization Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MODERNIZATION PROJECT PLAN

     OUTLINE  TASK          START FINISH RESOURCE  PREDE- SUCCE- CONSTRAINT                                OUTLINE
ID    NUMBER _NAME DURATION _DATE  _DATE  _NAMES  CESSORS  SSORS    _TYPE   MILESTONE SUMMARY ROLLUP TEXT1  _LEVEL NOTES INDICATORS
--   ------- ----- -------- ----- ------ -------- ------- ------ ---------- --------- ------- ------ ----- ------- ----- -----------
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

                      RESTRICTED - PROPRIETARY INFORMATION

 This information is for use by AT&T Amdocs, and their Affiliates, only, and is not for use inside or outside of those companies except by written agreement.

                                                        Schedule A, Attachment D
                                                      Modernization Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MODERNIZATION PROJECT PLAN

     OUTLINE  TASK          START FINISH RESOURCE  PREDE- SUCCE- CONSTRAINT                                OUTLINE
ID    NUMBER _NAME DURATION _DATE  _DATE  _NAMES  CESSORS  SSORS    _TYPE   MILESTONE SUMMARY ROLLUP TEXT1  _LEVEL NOTES INDICATORS
--   ------- ----- -------- ----- ------ -------- ------- ------ ---------- --------- ------- ------ ----- ------- ----- -----------
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

                      RESTRICTED - PROPRIETARY INFORMATION

 This information is for use by AT&T Amdocs, and their Affiliates, only, and is not for use inside or outside of those companies except by written agreement.

                                                        Schedule A, Attachment D
                                                      Modernization Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MODERNIZATION PROJECT PLAN

     OUTLINE  TASK          START FINISH RESOURCE  PREDE- SUCCE- CONSTRAINT                                OUTLINE
ID    NUMBER _NAME DURATION _DATE  _DATE  _NAMES  CESSORS  SSORS    _TYPE   MILESTONE SUMMARY ROLLUP TEXT1  _LEVEL NOTES INDICATORS
--   ------- ----- -------- ----- ------ -------- ------- ------ ---------- --------- ------- ------ ----- ------- ----- -----------
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[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
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[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

 This information is for use by AT&T Amdocs, and their Affiliates, only, and is not for use inside or outside of those companies except by written agreement.

                                                        Schedule A, Attachment D
                                                      Modernization Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MODERNIZATION PROJECT PLAN

     OUTLINE  TASK          START FINISH RESOURCE  PREDE- SUCCE- CONSTRAINT                                OUTLINE
ID    NUMBER _NAME DURATION _DATE  _DATE  _NAMES  CESSORS  SSORS    _TYPE   MILESTONE SUMMARY ROLLUP TEXT1  _LEVEL NOTES INDICATORS
--   ------- ----- -------- ----- ------ -------- ------- ------ ---------- --------- ------- ------ ----- ------- ----- -----------
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]
[**] [**]    [**]  [**]     [**]  [**]   [**]     [**]    [**]   [**]       [**]      [**]    [**]   [**]  [**]    [**]  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

 This information is for use by AT&T Amdocs, and their Affiliates, only, and is not for use inside or outside of those companies except by written agreement.

                                                       Schedule A Attachment D.b
                                       BAPCO Entities Consolidation Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
      [**]  [**]     [**]                                                     [**]  [**]                    [**]
                     [**]                                                     [**]  [**]                    [**]
                                    [**]
                                    [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]                                      [**]
      [**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                                    [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                                    [**]
                                    [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]

[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
      [**]  [**]                 [**]                 [**]  [**]              [**]        [**]  [**]              [**]
      [**]  [**]                 [**]                 [**]  [**]              [**]        [**]  [**]              [**]


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[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]                          [**]                    [**]  [**]

                  [**]                                                                                   [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]


[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]

[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
      [**]  [**]              [**]              [**]  [**]
      [**]  [**]              [**]              [**]  [**]
[**]
[**]
         [**]           [**]                          [**]
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[**]
   [**]     [**]  [**]  [**]  [**]     [**]              [**]     [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]
[**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
  Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                       Schedule A Attachment D.b
                                       BAPCO Entities Consolidation Project Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
      [**]  [**]  [**]        [**]  [**]  [**]                    [**]  [**]  [**]                    [**]  [**]  [**]  [**]  [**]
                  [**]        [**]  [**]  [**]                    [**]  [**]              [**]        [**]  [**]  [**]  [**]  [**]
                                                                        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                                                                         [**]  [**]  [**] [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]                                               [**]                    [**]           [**]        [**]  [**]  [**]
      [**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                                                                        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]              [**]  [**]  [**]  [**]     [**]                 [**]     [**]           [**]  [**]  [**]  [**]  [**]
                  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]        [**]        [**]  [**]  [**]        [**]        [**]
                                                                        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
                                                                        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]

[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
   Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**] [**]                                            [**]
[**] [**]     [**]     [**] [**]     [**]     [**]     [**]     [**] [**] [**]
[**] [**]     [**]     [**] [**]     [**]     [**]     [**]     [**] [**]          [**]             [**]         [**]     [**]
[**] [**]     [**]     [**] [**]     [**]     [**]     [**]     [**] [**]          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**] [**][**]                                        [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**] [**]                                            [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]                                                 [**]
     [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]                                                 [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**] [**]     [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
     [**]                                                                          [**]             [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**] [**]     [**]             [**]         [**]     [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]          [**]             [**]                  [**]
[**] [**]     [**]     [**]          [**]     [**][**] [**]     [**] [**] [**]                                            [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]                                        [**]     [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]
     [**]                                                                          [**]             [**]
[**] [**]     [**]     [**]          [**]     [**][**] [**]     [**] [**]
[**] [**]     [**]     [**]          [**]     [**][**] [**]     [**] [**]                                                 [**]
[**] [**]     [**]     [**] [**]     [**]     [**][**] [**]     [**] [**]          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]
[**] [**]     [**]     [**]          [**]     [**][**] [**]     [**] [**]          [**]             [**]         [**][**]
[**] [**]     [**]     [**]          [**]     [**][**] [**]     [**]      [**]     [**]             [**]         [**][**]


[**] [**]     [**]     [**] [**]                       [**]          [**]          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**]                                                      [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]     [**]          [**]              [**][**] [**] [**]                                                 [**]
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                                                                          [**]
[**] [**]     [**]     [**]          [**]              [**]     [**] [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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
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     [**]                                                                          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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     [**]                                                                          [**]             [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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
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[**] [**]     [**]     [**]          [**]              [**]     [**] [**]                                                 [**]
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                                 [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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
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     [**]                                                                          [**]             [**]                  [**]
     [**]                                                                          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
     [**]                                                                          [**]             [**]         [**]     [**]
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[**] [**]              [**] [**]     [**]              [**]     [**] [**]                                                 [**]

[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                        [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**] [**]
[**] [**]     [**]     [**]                            [**]          [**] [**]
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                                                                                   [**]             [**]         [**]
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                                 [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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     [**]                                                                          [**]             [**]
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     [**]                                                                          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                           [**]                  [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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     [**]                                                                          [**]             [**]         [**]     [**]
     [**]                                                                          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]         [**]     [**]
     [**]                                                            [**]          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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     [**]                                                            [**]          [**]             [**]                  [**]
     [**]                                                            [**]          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
     [**]                                                            [**]          [**]             [**]                  [**]
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**] [**]     [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]         [**]     [**]
     [**]                                                                          [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
     [**]                                                                          [**]             [**]
     [**]                                                                          [**]
     [**]
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                                 [**]
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                                 [**]
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                                                 [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]                           [**][**][**]          [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
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     [**]                                                                          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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     [**]                                                                          [**]             [**]         [**]     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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     [**]                                                                          [**]             [**]         [**]     [**]
[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]             [**]                  [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**][**][**]     [**]                  [**]
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[**] [**]     [**]     [**] [**]     [**]              [**]     [**] [**]          [**]
[**] [**]     [**]     [**] [**]                                     [**]
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[**] [**]     [**]     [**] [**]     [**]     [**]     [**]     [**] [**] [**]     [**]
[**] [**]     [**]          [**]     [**]              [**]     [**] [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]          [**]     [**]              [**]     [**] [**]
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[**] [**]     [**]          [**]     [**]              [**]     [**] [**]
[**] [**]     [**]          [**]     [**]              [**]     [**] [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule B
                                             Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                                 [**][**]
[**] [**][**]   [**]   [**]   [**]   [**][**]   [**]     [**]   [**] [**]   [**]         [**]           [**]       [**]     [**]
---- -------- -------- ---- -------- -------- -------- -------- ---- ---- -------- ---------------- ------------ -------- --------
[**] [**]     [**]          [**]     [**]              [**]     [**] [**]
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[**] [**]     [**]          [**]     [**]     [**]     [**]     [**] [**]                           [**]         [**]     [**]
                                                          [**][**][**][**]

[**][**][**][**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule B.b
                              BAPCO Entities Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

    This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule B.b
                              BAPCO Entities Application Inventory and Groupings
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

NOTE 1: On the designated date that Amdocs is scheduled to take over BAPCO Entities Help Desk activities, Amdocs will accept Help Desk calls for any application, regardless of whether or not it's deemed to be 'Out of Scope'.

NOTE 2: CACS functionality is to be considered in-scope for Modernization. Until such functionality is converted to CSS as part of Modernization, Amdocs will continue to support the ACCESS feed to the CACS Interface. It may be necessary for Amdocs to participate in conversion of data from CACS to ACRM. However, AT&T will be responsible for paying any expenses or charges of the third party currently supporting CACS.

                       RESTRICTED-PROPRIETARY INFORMATION

    This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                      Schedule C
                             Key Amdocs Personnel and Critical Support Personnel
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.   KEY AMDOCS PERSONNEL

(Position/Current Incumbent)

[**]

The following group of people are to remain on the Key Amdocs Personnel list
[**]:

[**]

The following group of people are to remain on the Key Amdocs Personnel list
[**]:

[**]

2.   CRITICAL SUPPORT PERSONNEL

[**]

The following person is to remain on the Critical Support Personnel list [**]:

[**]

The following person is to remain on the Critical Support Personnel list [**]:

[**]

* Denotes those people that AT&T understands will have some requirements to attend internal Amdocs meetings and other activities but are still subject to SECTION 8.8(E) of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule D
                                                           Amdocs Subcontractors
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   Schedule D
                              Amdocs Subcontractors

     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 1)

                APPLICATION DEVELOPMENT AND MAINTENANCE SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0  Introduction.........................................................     1
2.0  Development and Maintenance Management...............................     1
     2.1  Project Management..............................................     1
     2.2  Enhancement Status Tracking.....................................     1
     2.3  Documentation...................................................     1
     2.4  Release Control.................................................     1
     2.5  [**]............................................................     1
     2.6  Data Interfaces.................................................     1
     2.7  Existing or New Application Software Integration................     1
     2.8  Disaster Recovery...............................................     2
     2.9  End User Support................................................     2
     2.10 Logical Database Administration (DBA) and Development
          Support.........................................................     2
3.0  Help Desk Support....................................................     2
     3.1  Level 1 Support and Level 2 Support.............................     2
     3.2  Level 3 Support.................................................     2
     3.3  Problem Support.................................................     3
4.0  Methodologies, Standards and Architecture............................     3
     4.1  Methodologies, Tools, and Practices.............................     3
     4.2  Standards.......................................................     3
     4.3  Architecture....................................................     3
5.0  Quality Assurance....................................................     3
6.0  Productivity.........................................................     3
7.0  Planning and Analysis Services.......................................     3
8.0  Design/Build Services................................................     3
     8.1  Design and Build................................................     4
9.0  Testing Services.....................................................     4
     9.1  Testing.........................................................     4
     9.2  End User Acceptance Testing Support.............................     4
10.0 Implementation Services..............................................     4
     10.1 Implementation Management.......................................     4
     10.2 Training and Education..........................................     4
11.0 Maintenance and Support Services.....................................     4
     11.1 General.........................................................     4
     11.2 Resources.......................................................     4

                      RESTRICTED - PROPRIETARY INFORMATION

   The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     11.3 Error Correction................................................     5
     11.4 Preventive Maintenance..........................................     5
     11.5 Minor Enhancements..............................................     5
     11.6 Production Control and Scheduling...............................     5
     11.7 Operations Support..............................................     5
     11.8 R.H. Donnelley Responsibilities.................................     5
12.0 Regulatory, Legal and Audit Compliance, and Industry and
     Government Required Changes..........................................     6
13.0 Third Party Software Support.........................................     6

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                APPLICATION DEVELOPMENT AND MAINTENANCE SERVICES

1.0  INTRODUCTION

Amdocs will [**] as required in this Statement of Work. Amdocs will [**].

Both Parties agree that [**].

AD/M Services are categorized as follows: [**]

2.0  DEVELOPMENT AND MAINTENANCE MANAGEMENT

2.1  PROJECT MANAGEMENT

Amdocs' responsibilities with respect to project management include the following[**].

2.2  ENHANCEMENT STATUS TRACKING

Amdocs' responsibilities with respect to Enhancements include the following:

[**]

2.3  DOCUMENTATION

Amdocs' responsibilities with respect to documentation include the following:

[**]

2.4  RELEASE CONTROL

Amdocs' responsibilities with respect to release control include the following:

[**]

2.5  [**]

Amdocs' responsibilities include the following:

[**]

2.6  DATA INTERFACES

Amdocs' responsibilities with respect to data interfaces include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

2.7  EXISTING OR NEW APPLICATION SOFTWARE INTEGRATION

Amdocs' responsibilities with respect to Application Software integration include the following:

[**]

2.8  DISASTER RECOVERY

Amdocs' responsibilities with respect to Disaster Recovery include the following:

[**]

2.9  END USER SUPPORT

Amdocs' responsibilities with respect to end user support include the following:

[**]

2.10 LOGICAL DATABASE ADMINISTRATION (DBA) AND DEVELOPMENT SUPPORT

Amdocs' responsibilities with respect to logical database administration and development support include the following:

[**]

3.0  HELP DESK SUPPORT

"Level 1 Support" personnel provide the entry point for inquiries or problem reports from end users or customers. If Level 1 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 2 Support for resolution.

"Level 2 Support" serves as a consolidation point for inquiries and problems between Level 1 Support and Level 3 Support. If Level 2 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 3 Support for resolution.

"Level 3 Support" is defined as the performance of activities necessary to respond to and resolve inquiries or reported problems that can not be resolved by Level 1 Support or Level 2 Support. Inquiries or problems are usually reported by a Level 1 Support or Level 2 Support, but may be initiated directly by end users or third party service providers.

3.1  LEVEL 1 SUPPORT AND LEVEL 2 SUPPORT

Amdocs' responsibilities with respect to Help Desk support include the following:

[**]

3.2  LEVEL 3 SUPPORT

Amdocs' responsibilities with respect to Help Desk support include the following:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

3.3  PROBLEM SUPPORT

Amdocs' responsibilities with respect to problem support include the following:

[**]

4.0  METHODOLOGIES, STANDARDS AND ARCHITECTURE

4.1  METHODOLOGIES, TOOLS, AND PRACTICES

Amdocs' methodologies, tools, and practices include the following, [**]as described in the Policy and Procedures Manual:

[**]

4.2  STANDARDS

Amdocs' responsibilities with respect to standards include the following:

[**]

4.3  ARCHITECTURE

Amdocs' responsibilities with respect to architecture include the following:

[**]

5.0  QUALITY ASSURANCE

Amdocs' responsibilities with respect to quality assurance include the following:

[**]

6.0  PRODUCTIVITY

Amdocs will [**] in Schedule G and Value Metrics as defined in the ITS Quality System (CMM).

7.0  PLANNING AND ANALYSIS SERVICES

Amdocs' responsibilities with respect to planning and analysis include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

8.0  DESIGN/BUILD SERVICES

8.1  DESIGN AND BUILD

Amdocs' responsibilities with respect to design and build Services include the following:

[**]

9.0  TESTING SERVICES

9.1  TESTING

Amdocs' responsibilities with respect to testing include the following:

[**]

9.2  END USER ACCEPTANCE TESTING SUPPORT

Amdocs' responsibilities with respect to end user Acceptance testing include the following:

[**]

10.0 IMPLEMENTATION SERVICES

10.1 IMPLEMENTATION MANAGEMENT

Amdocs' responsibilities with respect to implementation management include the following:

[**]

10.2 TRAINING AND EDUCATION

Amdocs' responsibilities with respect to training and education include the following:

[**]

11.0 MAINTENANCE AND SUPPORT SERVICES

11.1 GENERAL

"Maintenance and Support" services, functions, and responsibilities include such activities [**].

11.2 RESOURCES

Amdocs' responsibilities with respect to resources include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Preparing [**] reports detailing Maintenance and Support work efforts with sufficient detail to [**] AT&T as defined in Schedule R.

11.3 ERROR CORRECTION

Work effort expending against these activities would be considered [**].

Amdocs' responsibilities with respect to error correction include the following:

[**]

11.4 PREVENTIVE MAINTENANCE

Work effort expending against these activities would be considered [**].

Amdocs' responsibilities with respect to preventive maintenance include the following:

[**]

11.5 MINOR ENHANCEMENTS

Amdocs' responsibilities with respect to Minor Enhancement Services include the following:

[**]

11.6 PRODUCTION CONTROL AND SCHEDULING

Work effort expending against these activities would be considered [**].

Amdocs' responsibilities with respect to production control and scheduling include the following:

[**]

11.7 OPERATIONS SUPPORT

Work effort expending against these activities would be considered [**].

Amdocs' responsibilities with respect to operations support include the following:

[**]

11.8 R.H. DONNELLEY RESPONSIBILITIES

Amdocs' responsibilities with respect to AD/M support include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 1
                                Application Development and Maintenance Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

12.0 REGULATORY, LEGAL AND AUDIT COMPLIANCE, AND INDUSTRY AND GOVERNMENT REQUIRED CHANGES

Amdocs' responsibilities with respect to regulatory, legal and audit compliance, and industry and government required changes include the following:

[**]

13.0 THIRD PARTY SOFTWARE SUPPORT

Amdocs' responsibilities with respect to Third Party Software support include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 2)

                    CROSS FUNCTIONAL - EQUIPMENT AND SOFTWARE
                                    SERVICES

                 ALL REQUESTS IN THIS DOCUMENT WILL BE DONE PER
                     AT&T STANDARDS UNLESS OTHERWISE NOTED.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409

Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0  INTRODUCTION.........................................................     1
2.0  LONG RANGE PLANNING..................................................     1
3.0  EVALUATION AND TESTING...............................................     1
4.0  REFRESH AND TECHNICAL CURRENCY.......................................     1
     4.1  REFRESH.........................................................     1
     4.2  APPLICATION SOFTWARE CURRENCY AND RELEASE LEVELS................     1
     4.3  THIRD PARTY SOFTWARE CURRENCY AND RELEASE LEVELS................     1
     4.4  EQUIPMENT MODEL, ENGINEERING CHANGE AND FIRMWARE
          CURRENCY LEVELS.................................................     1
5.0  PROCUREMENT SERVICES.................................................     2
     5.1  PRE-ACQUISITION ADVICE..........................................     2
     5.2  PROCUREMENT ORDER ENTRY AND PROCESSING..........................     2
6.0  DELIVERY AND STAGING.................................................     2
7.0  EQUIPMENT AND SOFTWARE MAINTENANCE...................................     2
8.0  EQUIPMENT OPERATIONS AND SUPPORT.....................................     2
     8.1  EQUIPMENT SUPPORT...............................................     2
     8.2  EQUIPMENT OPERATIONS............................................     2
     8.3  INSTALLATION, UPGRADES AND CHANGES..............................     3
9.0  SOFTWARE OPERATIONS AND SUPPORT......................................     3
     9.1  SOFTWARE SUPPORT................................................     3
     9.2  INSTALLATION, UPGRADES AND CHANGES..............................     3
     9.3  VIRUS PROTECTION................................................     3
10.0 ADMINISTRATION.......................................................     3
     10.1 ASSET INVENTORY AND MANAGEMENT..................................     3
     10.2 LICENSE MANAGEMENT AND COMPLIANCE...............................     3
     10.3 EFFECTIVE USE OF EQUIPMENT AND SOFTWARE.........................     3
11.0 REDEPLOYMENT AND DISPOSAL OF EQUIPMENT...............................     4

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               CROSS FUNCTIONAL - EQUIPMENT AND SOFTWARE SERVICES

1.0  INTRODUCTION

Amdocs will be responsible for providing Cross Functional - Equipment and Software Services required in this Statement of Work. This Schedule sets forth the [**].

2.0  LONG RANGE PLANNING

Amdocs' responsibilities with respect to long range planning include the following:

[**]

3.0  EVALUATION AND TESTING

Amdocs' responsibilities with respect to evaluation and testing related to in-scope Systems include the following:

[**]

4.0  REFRESH AND TECHNICAL CURRENCY

Amdocs will [**].

4.1  REFRESH

Amdocs' responsibilities with respect to Refresh include the following:

[**]

4.2  APPLICATION SOFTWARE CURRENCY AND RELEASE LEVELS

Amdocs' responsibilities with respect to Application Software currency and release levels include the following:

[**]

4.3  THIRD PARTY SOFTWARE CURRENCY AND RELEASE LEVELS

Amdocs' responsibilities with respect to Third Party Software currency and version levels include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

4.4  EQUIPMENT MODEL, ENGINEERING CHANGE AND FIRMWARE CURRENCY LEVELS

Amdocs' responsibilities with respect to Equipment model, engineering change and firmware currency levels (collectively, "Configuration") include the following:

[**]

5.0  PROCUREMENT SERVICES

5.1  PRE-ACQUISITION ADVICE

Amdocs' responsibilities with respect to procurement advice include the following:

[**]

5.2  PROCUREMENT ORDER ENTRY AND PROCESSING

Amdocs' responsibilities with respect to order entry and processing include the following:

[**]

6.0  DELIVERY AND STAGING

Amdocs' responsibilities with respect to delivery and staging include the following:

[**]

7.0  EQUIPMENT AND SOFTWARE MAINTENANCE

Amdocs' responsibilities with respect to Equipment and Software maintenance include the following:

[**]

8.0  EQUIPMENT OPERATIONS AND SUPPORT

Specific operational responsibilities for various categories of Equipment are described elsewhere in this Schedule E.

8.1  EQUIPMENT SUPPORT

Amdocs' responsibilities with respect to Equipment support include the following:

[**]

8.2  EQUIPMENT OPERATIONS

Amdocs' responsibilities with respect to Equipment operations include the following:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

8.3  INSTALLATION, UPGRADES AND CHANGES

Amdocs' responsibilities with respect to Equipment installation, upgrades and changes include the following:

[**]

9.0  SOFTWARE OPERATIONS AND SUPPORT

Specific operational responsibilities for various categories of Software are described elsewhere in this Schedule E.

9.1  SOFTWARE SUPPORT

Amdocs' responsibilities with respect to Software support include the following:

[**]

9.2  INSTALLATION, UPGRADES AND CHANGES

Amdocs' responsibilities with respect to Software installation, upgrades and changes include the following:

[**]

9.3  VIRUS PROTECTION

Amdocs' responsibilities with respect to virus protection include the following:

[**]

10.0 ADMINISTRATION

10.1 ASSET INVENTORY AND MANAGEMENT

Amdocs' responsibilities with respect to assets include the following:

[**]

10.2 LICENSE MANAGEMENT AND COMPLIANCE

Amdocs' responsibilities with respect to license management and compliance include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 2
                              Cross Functional - Equipment and Software Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

10.3 EFFECTIVE USE OF EQUIPMENT AND SOFTWARE

Amdocs' responsibilities with respect to the use of Equipment and Software include the following:

[**]

11.0 REDEPLOYMENT AND DISPOSAL OF EQUIPMENT

Amdocs' responsibilities with respect to redeployment and disposal of Equipment include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 3)

                       CROSS FUNCTIONAL - GENERAL SERVICES

                   ALL REQUESTS IN THIS DOCUMENT WILL BE DONE
                   PER AT&T STANDARDS UNLESS OTHERWISE NOTED.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

 1.0 INTRODUCTION.........................................................     1
 2.0 PROBLEM MANAGEMENT...................................................     1
     2.1  PROCESS AND PROCEDURE...........................................     1
     2.2  PROBLEM TRACKING SYSTEM.........................................     1
     2.3  COMMUNICATION AND NOTIFICATION..................................     1
     2.4  ESCALATION......................................................     1
 3.0 HELP DESK SUPPORT....................................................     1
     3.1  GENERAL.........................................................     1
     3.2  CALL MANAGEMENT.................................................     1
 4.0 CHANGE MANAGEMENT....................................................     2
     4.1  GENERAL.........................................................     2
     4.2  PROCESS.........................................................     2
     4.3  PROCEDURES......................................................     2
     4.4  MAINTENANCE PERIODS.............................................     2
 5.0 PROJECT MANAGEMENT AND SUPPORT.......................................     2
     5.1  PROJECT PLANNING................................................     3
     5.2  PROJECT IMPLEMENTATION..........................................     3
     5.3  CURRENT AND ONGOING PROJECTS....................................     3
 6.0 QUALITY ASSURANCE....................................................     3
 7.0 FACILITIES MANAGEMENT AND SUPPORT....................................     3
 8.0 PHYSICAL SECURITY ADMINISTRATION.....................................     3
     8.1  AT&T SITES......................................................     3
     8.2  NON-AT&T LOCATIONS..............................................     4
 9.0 LOGICAL SECURITY ADMINISTRATION......................................     4
10.0 BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES...................     4
     10.1 BUSINESS CONTINUITY.............................................     4
     10.2 DISASTER RECOVERY PLANNING......................................     4
     10.3 DISASTER RECOVERY AND BUSINESS CONTINUITY TESTING...............     4
     10.4 DISASTER RECOVERY ACTIVITIES....................................     4
     10.5 OFFSHORE DISASTER RECOVERY AND BUSINESS CONTINUITY..............     4
11.0 END USER OPERATIONS DOCUMENTATION....................................     5
12.0 ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS.......................     5
     12.1 BUSINESS DIVESTITURES...........................................     5
     12.2 BUSINESS ACQUISITIONS...........................................     5

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

13.0 CONSOLIDATION AND RELOCATION SERVICES................................    5
14.0 TRAINING AND EDUCATION...............................................    5
     14.1 TRAINING FOR NEW END USERS......................................    5

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                       CROSS FUNCTIONAL - GENERAL SERVICES

1.0  INTRODUCTION

Amdocs will be responsible for providing Cross Functional - General Services required in this Statement of Work. This Schedule sets forth the common General Services that Amdocs will provide for all Services that affect multiple Towers. Requirements that are unique to a particular Tower are included in each respective Statement of Work.

2.0  PROBLEM MANAGEMENT

2.1  PROCESS AND PROCEDURE

Amdocs' responsibilities with respect to Problem Management process and procedure include:

[**]

2.2  PROBLEM TRACKING SYSTEM

Amdocs' responsibilities with respect to Problem Management tracking include:

[**]

2.3  COMMUNICATION AND NOTIFICATION

Amdocs's responsibilities with respect to Problem Management communication and notification include:

[**]

2.4  ESCALATION

Amdocs' responsibilities with respect to Problem Management escalation include:

[**]

3.0  HELP DESK SUPPORT

3.1  GENERAL

Amdocs' responsibilities with respect to Help Desk include:

[**]

3.2  CALL MANAGEMENT

Amdocs' responsibilities with respect to Help Desk Calls include:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

3.2.1 FOR ALL CALLS

Help Desk procedures regarding Calls for the initial Help Desk support person will include:

[**]

3.2.2 FOR CALLS THAT RELATE TO THE SERVICES:

Help Desk procedures regarding Calls that relate to the Services will include:

[**]

3.2.3 FOR CALLS THAT DO NOT ARISE FROM OR RELATE TO THE SERVICES:

Help Desk procedures regarding Calls that do not arise from or relate to the Services will include:

[**]

4.0  CHANGE MANAGEMENT

4.1  GENERAL

Amdocs's responsibilities with respect to Change Management include:

[**]

4.2  PROCESS

Amdocs' responsibilities with respect the to Change Management process include:

[**]

4.3  PROCEDURES

Amdocs' responsibilities with respect to Change Management procedures include:

[**]

4.4  MAINTENANCE PERIODS

Amdocs' responsibilities with respect to Change Management maintenance include:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

5.0  PROJECT MANAGEMENT AND SUPPORT

5.1  PROJECT PLANNING

Amdocs' responsibilities with respect to project planning must be consistent with the AT&T IT quality policy for project management methodology and will include:

[**]

5.2  PROJECT IMPLEMENTATION

Amdocs' responsibilities with respect to project implementation include:

[**]

5.3  CURRENT AND ONGOING PROJECTS

A list of the current projects and ongoing projects are set forth in Schedule L. As of the Commencement Date, AT&T will [**] prior to the Commencement Date.

[**] Amdocs' responsibilities with respect to completing ongoing projects include:

[**]

6.0  QUALITY ASSURANCE

Amdocs will follow established Amdocs quality assurance practices unless otherwise determined to be inconsistent or incompatible with Schedule QA, as determined by the Governance Team. Where gaps or material weakness are identified, Amdocs will adopt AT&T practices or modify and/or develop new quality assurance practices [**].

[**]

7.0  FACILITIES MANAGEMENT AND SUPPORT

Amdocs' responsibilities with respect to facilities management and support include:

[**]

8.0  PHYSICAL SECURITY ADMINISTRATION

8.1  AT&T SITES

Where Amdocs uses or visits locations and facilities at AT&T Sites, Amdocs' responsibilities with respect to physical security include:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

8.2  NON-AT&T LOCATIONS

Where Amdocs uses non AT&T locations and facilities to support the provision of Services to AT&T, Amdocs' responsibilities with respect to physical security include:

[**]

9.0  LOGICAL SECURITY ADMINISTRATION

Amdocs' responsibilities with respect to logical security administration include:

[**]

10.0 BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES

Amdocs will be responsible to [**].

10.1 BUSINESS CONTINUITY

AT&T will retain responsibility for its Business Continuity plans and management activities and [**].

Amdocs' responsibilities with respect to Business Continuity include:

[**]

10.2 DISASTER RECOVERY PLANNING

Amdocs' responsibilities with respect to Disaster Recovery planning include:

[**]

10.3 DISASTER RECOVERY AND BUSINESS CONTINUITY TESTING

Amdocs' responsibilities with respect to Disaster Recovery and Business Continuity testing include:

[**]

10.4 DISASTER RECOVERY ACTIVITIES

Amdocs' responsibilities with respect to Disaster Recovery activities include the following:

[**]

10.5 Offshore Disaster Recovery and Business Continuity

Amdocs will maintain a Disaster Recovery and Business Continuity plan [**] in provision of the Services to AT&T; a summary of such plan is set forth in ATTACHMENT 5 TO SCHEDULE E, OFFSHORE DISASTER

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 3
                                             Cross Functional - General Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

RECOVERY AND BUSINESS CONTINUITY PLAN. Such Offshore Disaster Recovery and Business Continuity plan, and revisions thereof, shall be reviewed and mutually agreed upon with AT&T.

          Such plan [**].

11.0 END USER OPERATIONS DOCUMENTATION

All documentation maintained by Amdocs will be subject to [**] documentation and will conform to the documentation standards and format agreed upon between AT&T and Amdocs.

Amdocs' responsibilities with respect to operations documentation include:

[**]

12.0 ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS

[**] Amdocs will assist AT&T, subject to SECTION 9.5(K) (CHANGE CONTROL - NEW ELIGIBLE RECIPIENTS) and SECTION 11.5 (EXTRAORDINARY EVENTS) of the Agreement, by providing the following to include, but not limited to:

12.1 BUSINESS DIVESTITURES

Amdocs' responsibilities with respect to business divestitures include:

[**]

12.2 BUSINESS ACQUISITIONS

[**] Amdocs' responsibilities with respect to business acquisitions may include:

[**]

13.0 CONSOLIDATION AND RELOCATION SERVICES

Amdocs' responsibilities with respect to consolidation and relocation of AT&T's operations and locations [**] include:

[**]

14.0 TRAINING AND EDUCATION

14.1 TRAINING FOR NEW END USERS

Refer to Schedule E Part 1, Section 10.2 for definition of Training and
Education.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 4
                                                     End User Computing Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 4)

                           END USER COMPUTING SERVICES

                 ALL REQUESTS IN THIS DOCUMENT WILL BE DONE PER
                     AT&T STANDARDS UNLESS OTHERWISE NOTED.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 4
                                                     End User Computing Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0 INTRODUCTION..........................................................     1
2.0 STANDARD PRODUCTS.....................................................     1
    2.1 DESCRIPTIONS......................................................     1
    2.2 MONITORING AND REPORTING..........................................     1
    2.3 DISTRIBUTION......................................................     1
3.0 INSTALLATIONS, MOVES, ADDS, AND CHANGES...............................     1
    3.1 PRE-EXECUTION.....................................................     1
    3.2 EXECUTION.........................................................     1
    3.3 PROJECT IMACS.....................................................     2
    3.4 ADDITIONAL AMDOCS' RESPONSIBILITIES...............................     2
4.0 OPERATIONS AND TECHNICAL SUPPORT......................................     2
5.0 ONGOING EQUIPMENT AND SOFTWARE SUPPORT................................     2
6.0 ELECTRONIC SOFTWARE DISTRIBUTION......................................     2
7.0 SOFTWARE AND EQUIPMENT CONFIGURATIONS.................................     2
8.0 REMOTE SYSTEMS MANAGEMENT.............................................     2
9.0 MOBILE ACCESS AND SUPPORT.............................................     3
    9.1 ACCESS AND SUPPORT................................................     3
    9.2 REPAIR AND MAINTENANCE............................................     3

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 4
                                                     End User Computing Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           END USER COMPUTING SERVICES

1.0  INTRODUCTION

Amdocs will be responsible for providing the End User Computing Services required in this Statement of Work..

2.0  STANDARD PRODUCTS

Amdocs' responsibilities with respect to Standard Products [**]. Amdocs' responsibilities with respect to AT&T's Standard Products list include the following:

[**]

2.1  DESCRIPTIONS

Amdocs' responsibilities with respect to descriptions of Standard Products include the following:

[**]

2.2  MONITORING AND REPORTING

Amdocs' responsibilities with respect to monitoring and reporting use of Standard Products include the following:

[**]

2.3  DISTRIBUTION

Amdocs' responsibilities with respect to distributing descriptions of Standard Products include the following:

[**]

3.0  INSTALLATIONS, MOVES, ADDS, AND CHANGES

Amdocs' responsibilities with respect to installations, moves, adds, and changes ("IMAC") include the following, which are further defined in the Policy and Procedures Manual:

[**]

3.1  PRE-EXECUTION

Amdocs' responsibilities with respect to preparation for performing IMACs include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 4
                                                     End User Computing Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3.2  EXECUTION

Having received and verified a valid IMAC request and performed all necessary pre-work, Amdocs' responsibilities for performing the IMAC include the following:

[**]

3.3  PROJECT IMACS

3.3.1 AMDOCS' RESPONSIBILITIES

Amdocs' responsibilities with respect to Project IMACs will include the following:

[**]

3.3.2 AT&T'S RESPONSIBILITIES

AT&T's responsibilities with respect to Project IMACs will include the following:

[**]

3.4  ADDITIONAL AMDOCS' RESPONSIBILITIES

Amdocs' responsibilities with respect to IMACs also include the following:

[**]

4.0  OPERATIONS AND TECHNICAL SUPPORT

Amdocs' responsibilities with respect to end user operations and technical support include the following:

[**]

5.0  ONGOING EQUIPMENT AND SOFTWARE SUPPORT

Amdocs' responsibilities with respect to ongoing Equipment and Software support include the following:

[**]

6.0  ELECTRONIC SOFTWARE DISTRIBUTION

Amdocs' responsibilities with respect to software distribution include the following:

[**]

7.0  SOFTWARE AND EQUIPMENT CONFIGURATIONS

Amdocs' responsibilities with respect to Software and Equipment configurations include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 4
                                                     End User Computing Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

8.0  REMOTE SYSTEMS MANAGEMENT

Amdocs' responsibilities with respect to remote Systems management include the following:

[**]

9.0  MOBILE ACCESS AND SUPPORT

9.1  ACCESS AND SUPPORT

Amdocs' responsibilities with respect to mobile access and support include the following:

[**]

9.2  REPAIR AND MAINTENANCE

Amdocs' responsibilities with respect to providing repair and maintenance services for mobile Equipment and Software utilized by mobile end users (e.g., laptops, portable printers, etc.) include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 5)

                                   GOVERNANCE

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0 INTRODUCTION.........................................................     1

2.0 ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS............     1
    2.1 AT&T.............................................................     1
    2.2 AMDOCS...........................................................     5

3.0 COMMITTEES AND TEAMS.................................................     9
    3.1 EXECUTIVE STEERING COMMITTEE.....................................     9
    3.2 MANAGEMENT COMMITTEE.............................................    11
    3.3 SERVICE DELIVERY COMMITTEE.......................................    14
    3.4 TECHNICAL STEERING COMMITTEE.....................................    16

4.0 ISSUE ESCALATION PROCEDURES..........................................    17

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   GOVERNANCE

1.0  INTRODUCTION

This Schedule sets out the Governance structure for the Agreement, the roles and responsibilities of both Parties to maintain a working relationship, and the type, content and frequency of the status meetings that will be held. AT&T's Contract Executive, Contract Manager, Contract Administrator, Business Unit Coordinator, Finance Manager, Performance Managers and Technology Architecture Program Office Managers comprise the "AT&T Governance Team." Amdocs' Account Executive, Account Manager, Transition Manager, Architecture Program Office, Service Delivery Managers, Resourcing Manager, Service Control Manager, Finance Manager, and Human Resource Director comprise the "Amdocs Governance Team." Amdocs shall replace any member of Amdocs' Governance Team upon reasonable request by AT&T to Amdocs. For the avoidance of doubt, there shall be no additional Charges for the Amdocs' Governance Team members or for the activities of Amdocs described in this Schedule E (Statement of Work - Governance). The AT&T Governance Team and the Amdocs Governance Team are collectively referred to in this Agreement as the "Governance Team".

Upon notice to the other Party, each Party reserves the right to replace or substitute members of its own Governance Team and change the titles and responsibilities of members of its Governance Team (with members that have equivalent decision-making authority). Notwithstanding anything in this Agreement to the contrary, representatives from any Eligible Recipient (e.g., AT&T Real Yellow Pages, Procurement) shall have the opportunity to attend and participate in Governance Team meetings.

A Party may fill multiple positions in its Governance Team with the same individual; provided, however, that Amdocs Account Executive and the Amdocs Account Manager shall be separate individuals.

With respect to meetings under this Agreement, such meetings may be held by teleconference or videoconference, unless AT&T reasonably requests that such meetings be held in person at a location designated by AT&T. Each Party shall bear its own expenses (travel or otherwise) in connection with the meetings.

If the two parties cannot agree to what is reasonable, the Governance Escalation process will be followed.

2.0  ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS

2.1  AT&T

2.1.1 AT&T CONTRACT EXECUTIVE

AT&T's Contract Executive's responsibilities include:

     1.   Managing the overall relationship with Amdocs.

     2.   Providing leadership and guidance to the AT&T Governance organization.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     3. Working with the Amdocs Account Executive and Amdocs Account Manager to progress the goals and objectives of the arrangement.

     4. Resolving escalated issues in accordance with the Governance escalation procedures.

     5. Providing liaison activities and guidance with Amdocs's corporate executive leadership in regard to the strategic needs of AT&T.

2.1.2 AT&T CONTRACT MANAGER

AT&T's Contract Manager has primary operational responsibility for the Agreement and monitoring Amdocs deliverables and commitments. The Contract Manager's responsibilities include:

     1. Monitoring Amdocs and AT&T compliance with the obligations of the Agreement.

     2.   Monitoring Amdocs contract level deliverable commitments.

     3.   Tracking fulfillment of Amdocs deliverables.

     4.   Assuring auditability of Amdocs processes.

     5.   Managing benchmarking activities, according to the Agreement.

     6.   Staffing and managing the AT&T Governance organization.

     7. Resolving escalated issues according to the Governance escalation procedures.

     8. Approving or declining all work requests that are in excess of pre-established expenditure amounts or circumstances, including New Services.

     9. Evaluating Service Level [**] and approving any action plans resulting from critical Service Level Failures.

     10. Approving, authorizing and overseeing all contract related policies and procedures.

2.1.3 AT&T CONTRACT ADMINISTRATOR

AT&T's Contract Administrator has primary administrative responsibility for the Agreement including the management of all reporting and updates to the Agreement. The Contract Administrator's responsibilities include:

     1. Ensuring receipt and review of all Amdocs reports required by the Agreement.

     2. Serving as the single point of contact for all requests and communications originating from Amdocs with respect to the Agreement. Except for day-to-day communications for which alternative procedures are described elsewhere in the Agreement or for notices governed by
          Section 21.3 of the Agreement, Amdocs shall direct all requests and communications required by, permitted under or made in connection with the Agreement to the AT&T Contract Administrator.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     3. Developing standard reporting and communication requirements between the Amdocs and various staff and organizations within AT&T.

     4. Developing and assisting with negotiations related to all addendums and updates to the Agreement that are required during the Term.

     5. Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.

2.1.4 AT&T QUALITY ASSURANCE PROGRAM MANAGER

AT&T's Quality Assurance (QA) Program Manager has the overall responsibility for tracking the quality of the Amdocs' software development processes and deliverables. The Quality Assurance Program Manager reports to the AT&T Contract Manager. The Quality Assurance Program Manager's responsibilities include:

     1. Developing and implementing processes and procedures to monitor, measure and report quality, reliability and performance of Amdocs' deliverables, and their conformance to requirements (business and technical).

     2. Verifying, monitoring and reporting to AT&T Amdocs' compliance against:

          [**]

     3. Conducting scheduled QA reviews and audits to verify that the Amdocs project activities and services are following the AT&T standards and communicating results to the Service Delivery Committee.

     4. Conducting post project reviews to identify Amdocs processes and activities that worked well, along with areas of improvement.

     5. Monitoring Amdocs defect resolutions and root cause analysis of problems

2.1.5 AT&T BUSINESS UNIT COORDINATOR

AT&T's Business Unit Coordinator has the overall responsibility for AT&T's customer relationship with Amdocs and fulfilling AT&T's obligations under the Transition Plan. The Business Unit Coordinator's responsibilities include:

     1. Providing advice and counsel to AT&T business units regarding the terms and conditions of the Agreement.

     2. Providing support to AT&T business units in regard to questions and issues arising from the delivery of Services.

     3. Acting as the primary interface between the Amdocs' organization and the AT&T business unit in regards to issue management and problem escalation.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
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                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     4. Assisting AT&T's client facing organization with documenting, reviewing, and tracking Change Requests, WRFs and Service issues (problems/defects).

     5. Identifying and escalating service issues related to specific business units until resolved.

     6. Facilitating the project approval process and work authorization in accordance with the processes described in the Policy and Procedures Manual.

     7.   Overseeing projects and their status for the AT&T business unit.

     8.   Participating as an SME on Project Realization Teams (PRT)

     9. Reviewing and approving or rejecting the AT&T business units user acceptance Testing activities.

     10. Managing AT&T's obligations for Modernization Services and Service Levels (as described in Schedule A and Schedule G).

     11.  Approving or rejecting the Transition Plan.

     12. Coordinating the transition of AT&T's applicable personnel, subcontractors and Equipment to Amdocs under the Transition Plan.

     13. Monitoring Amdocs' strategies for the transition of the infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     14.  Monitoring the implementation of Amdocs' service delivery plan.

     15. Monitoring all service delivery processes and tracking that the Service Level reporting mechanisms are established and operational to AT&T's satisfaction.

     16. Establishing and coordinating Amdocs demarcation with AT&T's business-operating environment for the entire account.

2.1.6 AT&T FINANCE MANAGER

AT&T's Finance Manager oversees all financial activities related to the Agreement and the delivery of Services. The Finance Manager's responsibilities include:

     1. Assisting the AT&T Area Financial Manager in establishing and managing the overall budget in connection with the Agreement.

     2.   Monitoring that savings objectives for the Agreement are being met.

     3. Assisting the AT&T Area Financial Manager in reviewing and approving or rejecting financial analysis for all Amdocs sponsored initiatives to ensure financial viability.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


                                       4

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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     4. Assisting in and supporting, as needed, the review of [**] charges to assure the accuracy of [**].

     5. Ensuring that anticipated and agreed-upon Amdocs financial responsibilities are [**], except as provided under the Agreement.

     6. Investigating variances in forecasted expenses or usage of the annual software development effort.

     7.   Establishing and maintaining the AT&T charge back process and systems.

2.1.7 AT&T TECHNOLOGY ARCHITECTURE PROGRAM MANAGERS

AT&T's Technology Architecture Program Office Managers will have the primary responsibilities to review technical and architecture standards compliance. Program Managers' responsibilities include:

     1. Developing processes and procedures to track that Amdocs's services are in alignment with the AT&T business and AT&T IT architecture strategies.

     2. Coordinating the IT architectural standards of AT&T and working with AT&T and Amdocs to develop the Long Range IT Plan, as described in Schedule E, Part 2 - Cross Functional - Equipment and Software Services.

     3. Reviewing and approving or rejecting Amdocs' solution approach, including but not limited to:

               a. Technical architecture designs at a level of detail that provides AT&T appropriate visibility into the application design to evaluate compliance with AT&T standards.

               b.   Logical and physical data models

               c.   Data access methods and call patterns

     4.   Reviewing and approving or rejecting Amdocs' IT plan

     5. Reviewing and approving specific project plans and Change Requests to comply with Long Term IT Plan.

     6. Providing support to AT&T and end users in accordance with the Problem Management process, as described in Schedule E, Part 3 - Cross Functional - General Services

     7.   Review designs/architecture/approval data models

2.2  AMDOCS

2.2.1 AMDOCS ACCOUNT EXECUTIVE

Amdocs' Account Executive has complete authority and responsibility to deliver all Services from Amdocs to AT&T. The Account Executive's responsibilities include:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     1.   Managing the overall relationship regarding Amdocs and AT&T.

     2. Ensuring that Amdocs fulfills all of its obligations under the Agreement.

     3. Working with the AT&T Governance Team to establish, manage, and meet commitments, requirements, and expectations.

     4. Working with AT&T executives and business unit managers after approval from AT&T to align the delivery of Services with the strategic needs of AT&T; such activities will be performed with the approval and in conjunction with the AT&T Contract Manager.

     5. Informing AT&T about new corporate capabilities and developments within Amdocs' organization; proposing ideas and solutions that will provide ongoing benefit to AT&T.

     6. Responding, or ensuring the response by Amdocs' subject matter experts, to all requests for strategic or relationship-wide questions or requests from the AT&T.

2.2.2 AMDOCS ACCOUNT MANAGER

Amdocs' Account Manager will have primary business operating performance responsibility for the account and will assure that all delivery commitments and deliverables required under the Agreement are provided to AT&T. The Account Manager's responsibilities include:

     1. Working with the AT&T Contract Manager to manage and meet commitments, requirements and expectations.

     2.   Ensuring that all Service Levels are met.

     3. Ensuring that Amdocs' performance requirements as they relate to AT&T business requirements and business objectives are satisfied.

     4. Assuring operational compliance with the Agreement and ensuring that Amdocs fulfills its obligations under the Agreement, including all obligations relating to Deliverables.

     5. Establishing and executing the account management disciplines, business management processes, and associated reporting.

     6. Ensuring prompt identification and resolution of service delivery issues.

     7. Ensuring that Amdocs' performance requirements as they relate to the AT&T strategic business planning (i.e., business and architecture, strategic options, business assessment, business operating plans) requirements are met.

     8.   Staffing and leading the Amdocs management team and project staff.

     9. Accepting requests for new projects from AT&T and ensuring that such requests are handled pursuant to the Change Management procedures set forth in Section 9.5 of the Agreement, applicable Statements of Work and the Policy and Procedures Manual.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     10. Ensuring the delivery to AT&T of all data that Amdocs is obligated to provide to AT&T under the Agreement as well as all data reasonably requested by AT&T.

2.2.3 AMDOCS TRANSITION MANAGER

Amdocs' Transition Manager has the overall responsibility for the successful [**]. The Transition Manager's responsibilities include:

     1. Establishing the account infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     2.   Developing and implementing the service delivery plan.

     3. Installing all service delivery processes and ensuring that the Service Level reporting mechanisms are established and operational.

     4.   [**]

     5. Establishing the business-operating environment for the entire account.

     6. Responding to all AT&T requests for information related to the Transition Services.

2.2.4 AMDOCS ARCHITECTURE PROGRAM OFFICE

Amdocs' Architecture Program Office will be responsible for liaison with the AT&T IT architecture team and assuring that architectural initiatives and decisions are fully supported and executed. The Architecture Program Office responsibilities include:

     1.   Interfacing with and fully supporting the AT&T IT architecture team.

     2. Ensuring compliance with the Long Range IT Plan, as described in Schedule E Part 2 - Cross Functional - Equipment and Software Services.

     3. Coordinating and facilitating sharing of architectural information between AT&T and the Amdocs.

2.2.5 AMDOCS SERVICE DELIVERY MANAGERS

Amdocs' Service Delivery Managers will have the primary responsibility to deliver the Services associated with each Tower within the scope of the Agreement. The Service Delivery Managers' responsibilities include:

     1. Meeting all Service Levels and contractual commitments for the respective Towers.

     2. Staffing all Service delivery with the appropriate level of trained personnel.

     3. Forecasting resource requirements and managing resourcing requirements.

     4. Meeting the AT&T's IT architectural standards and working with AT&T to develop the Long Range IT Plan, as described in Schedule E Part 2 - Cross Functional - Equipment and Software Services.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     5. Providing support to AT&T and end users in accordance with the problem management process.

     6. Implementing Amdocs' development methodology as tailored to meet AT&T development standards.

     7. Providing all Service Level reporting to AT&T and the service control function

     8. Implementing and meeting the requirements of the AT&T business continuity plans set forth in Schedule E Part 3 - Cross Functional General Services.

2.2.6 AMDOCS RESOURCING MANAGER

Amdocs' Resourcing Manager will be responsible to manage and execute resource allocation strategies across the account. The Resourcing Manager's responsibilities include:

     1.   Managing transition of subcontractors.

     2.   Managing Amdocs relationships.

     3. Managing selection of subcontractors (e.g., included permitted offshore subcontractors).

     4.   Managing shared resource centers within the AT&T account.

     5. Managing overall resource levels in accordance with AT&T resource requirements.

2.2.7 AMDOCS SERVICE CONTROL MANAGER

Amdocs' Service Control Manager will be responsible for delivering the metrics program for the account and overseeing the implementation of the account system development methodology. The Service Control Manager's responsibilities include:

     1.   Interfacing as needed with AT&T.

     2.   Establishing the Amdocs metrics program.

     3.   Providing direction for the account program office function.

     4. Constructing the performance reports and managing the monthly reporting.

     5. Establishing Amdocs benchmarking methodology in accordance with the Agreement

     6. Introducing Amdocs' methodology on the account, modifying it to meet AT&T development standards, and ensuring that this methodology is implemented on the account.

     7.   Providing training as required by the Agreement.

     8.   Providing process ownership for service delivery processes

     9.   Providing Amdocs quality assurance function.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     10. Implementing a client satisfaction survey for the account, according to the Agreement.

2.2.8 AMDOCS FINANCE MANAGER

Amdocs' Finance Manager will be responsible for all financial, billing, contractual compliance and new business management functions. The Finance Manager's responsibilities include:

     1. Providing the monthly invoice and all account billing and reporting functions.

     2. Implementing and managing Amdocs' financial system including time recording, labor reporting, billing, budgeting, forecasting, and annual planning.

     3. Acting as the primary Amdocs focus for new service establishment for AT&T.

     4. Managing other administrative functions including physical and logical security, facilities and contracts.

     5.   Providing financial reporting in accordance with the Agreement.

2.2.9 AMDOCS HUMAN RESOURCE DIRECTOR

Amdocs' Human Resource Director will be responsible for personnel policies or process administration. The Human Resource Director's responsibilities include:

     1. Establishing all personnel administration policies for the AT&T account.

     2.   Providing the Human Resource management function for the AT&T account.

     3.   Providing the recruitment and placement function for the AT&T account.

     4.   Providing the communication forms for the AT&T account.

     5.   Interfacing with the AT&T Contract Manager on personnel issues.

     6. Submitting the quarterly resource roster to the AT&T Contract Administrator ninety (90) days in advance of any changes.

3.0  COMMITTEES AND TEAMS

3.1  EXECUTIVE STEERING COMMITTEE

Prior to the Effective Date, the Parties will form and name members of an Executive Steering Committee. The names and titles of the representatives serving on the initial Executive Steering Committee are attached to this Schedule. The Executive Steering Committee will have executive management responsibility for the Agreement and for the relationship between the Parties and shall provide business oversight and ensure the alignment of the Long Range IT Plan and Service delivery objectives. This committee will also assist the AT&T Contract Manager and the Amdocs Account Manager in decisions that directly affect the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

AT&T's Contract Manager and a Amdocs Account Manager will be appointed by each respective Party to liaise with the Executive Steering Committee and to monitor and resolve where possible any issues raised by the AT&T Service Managers and the Amdocs Service Delivery Managers. The AT&T Service Managers and Amdocs Service Delivery Managers will carry out the day-to-day coordination of Service delivery, and include other AT&T representatives as required.

AT&T and Amdocs will jointly develop and implement agreed performance management and business assurance processes.

Amdocs will deploy the performance management and business assurance processes at the Sites to ensure the stable start-up and efficient delivery of the Services.

3.1.1 MEMBERS

The Executive Steering Committee will be chaired by the AT&T Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Executive.

     2.   AT&T Contract Manager.

     3.   Amdocs Account Executive.

     4.   Amdocs Account Manager.

     5.   Other AT&T and Amdocs personnel as required.

3.1.2 KEY RESPONSIBILITIES

The Executive Steering Committee's responsibilities include the following:

     1. Ensuring business alignment between the Parties, analysis of AT&T and Amdocs business plans, and oversight of new or modified Services during the Term.

     2. Developing strategic requirements and plans associated with the Services during the Term.

     3. Ensuring that the annual technology plan is in accordance with and supports the Long Range IT Plan.

     4. Agreeing to and periodically reviewing the authority of the committees and makeup of the individual members of the Management Committee and the Service Delivery Committee.

     5. Approving the Management Committee report and recommendations, including review and approval of the following:

     5.1. Transition Plan implementation, including progress and achievement of Critical Deliverables and key activities.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     5.2. Service Level reports and modifications.

     5.3. Continuous improvement and quality assurance measures.

     5.4. Reset of Critical Service Levels.

     5.5. Financial issues and performance.

     5.6. Customer satisfaction surveys, according to the Agreement.

     5.7. Audit results.

     5.8. Benchmarking results according to the Agreement.

     5.9. Attempting to resolve issues escalated by the Management Committee.

     5.10. Resource plans according to the Agreement.

     6.   Disposition of disputed issues.

3.1.3 MEETINGS

The Executive Committee will meet upon the request of either Party, but no more than [**] without the consent of both Parties. The Party requesting the meeting shall prepare and distribute a written agenda at least [**] prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within [**] after each meeting.

3.2  MANAGEMENT COMMITTEE

Prior to the Effective Date, the Parties will establish a Management Committee. The names and titles of the representatives serving on the initial Management Committee are attached to this Schedule.

3.2.1 MEMBERS

The Management Committee will be chaired by AT&T's Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Manager.

     2.   AT&T Contract Administrator.

     3.   AT&T Finance Manager.

     4.   Amdocs Account Manager.

     5.   Amdocs Finance Manager.

     6.   Other AT&T and Amdocs personnel as required.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3.2.2 AUTHORITY

Subject to direction and approval from the Executive Steering Committee and to the authority derived from the Change Control procedures set forth in Section
9.5 of the Agreement, the Management Committee will have general authority and responsibility regarding:

     1.   Approving changes to the Agreement.

     2.   Adding, modifying, and/or removing Services covered by the Agreement.

     3. Operational, technical, financial, and general management oversight of the Agreement.

     4.   Resolving issues escalated by the Service Delivery Committee.

Notwithstanding the foregoing, any addition, removal or modification of the Services shall require the written consent of the AT&T Contract Executive and the AT&T Contract Manager. Any change or amendment to the Agreement shall not take effect unless such change or amendment is in writing and signed by an authorized representative of the Party authorized to make such changes.

3.2.3 KEY RESPONSIBILITIES

The Management Committee's responsibilities include:

     1. Managing the performance of the Parties' respective roles and responsibilities under the Agreement.

     2.   Implementing the Agreement.

     3.   Managing risks and opportunities for improvement.

     4. Monitoring Service delivery and transition activities based on reporting and coordination with the Service Delivery Committee.

     5. Considering and approving, where possible, operational and technical changes in accordance with the Change Management requirements.

     6. Considering and approving, where possible, changes to the Agreement and to the Services in accordance with the Change Control procedures set forth in Section 9.5 of the Agreement.

     7.   Seeking to resolve any issues escalated by the Service Delivery
          Committee.

     8. Escalating any issues not resolved by the Management Committee to the Executive Steering Committee.

     9. Producing Management Committee summary reports and submitting them for Executive Steering Committee review.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     10. Approving the following and reporting, as required, to the Executive Steering Committee with respect to:

     10.1. Service Levels, Service Level [**].

     10.2. Continuous improvement and quality assurance measures.

     10.3. Proposals for reset of Service Levels.

     10.4. Review of financial performance

     10.5. Pricing.

     10.6. Customer satisfaction surveys, according to the Agreement.

     10.7. Audit results.

     10.8. Benchmarking results according to the Agreement.

     11. Monitoring and reviewing the ongoing status of third party contracts as appropriate and according to the Agreement.

     12. Initiating the recommendations and suggestions made by the Executive Steering Committee relating to the Services and the Agreement.

     13. Ensuring the implementation of process/infrastructure, financial and resource plans.

     14. Recommending changes to the Policy and Procedures Manual submitted to AT&T for approval

     15. Reviewing business and technical proposals submitted by AT&T business sponsors or Amdocs personnel.

     16.  Recommending new proposals to the Executive Steering Committee.

     17. Providing advice and direction to the Service Delivery Committee for performance improvement.

     18.  Preparing the following reports:

     18.1. Summary Executive Reports

     18.2. Global Management Report

     18.3. Service Level Reporting

     18.4. Transition Reports

     19. Delegating any powers it considers appropriate to the Service Delivery Committee.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3.2.4 MEETINGS

The Management Committee will meet, at a minimum, monthly, and at other times as agreed between the Parties, to review:

     1.   Contract Management and Change Control.

     2.   Service delivery.

     3.   Transition management.

     4.   Transformation management.

     5.   Change Management.

     6.   Technical planning.

Either Party may include items on a written agenda that Amdocs shall distribute at [**] prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within [**] after each meeting.

3.3  SERVICE DELIVERY COMMITTEE

Prior to the Effective Date, the Parties will establish a Service Delivery Committee. The names and titles of the representatives serving on the initial Service Delivery Committee are attached to this Schedule.

3.3.1 MEMBERS

The Service Delivery Committee will be comprised of the following individuals:

     1.   AT&T Service Managers.

     2.   AT&T Business Unit Coordinator.

     3.   AT&T QA Site Service Managers.

     4.   Amdocs Service Delivery Managers.

     5.   Other AT&T and Amdocs personnel as required.

3.3.2 AUTHORITY

The Service Delivery Committee will have authority regarding:

     1. Review and approval, where possible, of the short-term and long-term plans and activities in regard to the delivery of the Services.

     2.   Resolution of Service delivery problems.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     3. Upward notification of all issues that might result in the addition, deletion, or modification of the Services, or the terms of the Agreement, irrespective of the initiating Party.

     4.   Agreement on Service delivery initiatives.

3.3.3 KEY RESPONSIBILITIES

The Service Delivery Committee's responsibilities will be determined and delegated in each case by the Management Committee and may include matters within the relevant region including:

     1.   Implementing the Transition Plan and monitoring Service delivery.

     2.   Monitoring Critical Deliverables and Service Levels.

     3. Coordinating and communicating day-to-day Service delivery issues; addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

     4. Reviewing and escalating operational problems and issues to the Management Committee and in accordance with the Policy and Procedures Manual.

     5. Reviewing and scheduling change requests in accordance with the Change Management requirements.

     6.   Ensuring efficient flow of documentation as required by the Agreement.

     7. Handling disputes within the authority of the AT&T and Amdocs representatives, and referring others to the Management Committee.

     8. Submitting issues concerning the relationship between the Parties to the Management Committee for its guidance and recommendations.

     9.   Submitting reports to the Management Committee.

     10.  Advising the Management Committee of new opportunities and proposals.

     11. Identifying and referring matters outside the authority of AT&T and Amdocs representatives to the Management Committee.

     12. Reviewing and presenting recommendations and suggestions made by AT&T representatives and Amdocs representatives relating to the Services and initiating appropriate actions.

     13. Identifying issues that may have an impact outside the relevant Sites and referring these to the Management Committee and to other Sites as required.

     14.  Monitoring and reviewing the ongoing status of third party contracts.

     15.  Reviewing and adjusting the following, as directed by the Management
          Committee:

     15.1. Service Levels.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     15.2. Continuous improvement and quality assurance measures.

     15.3. Customer satisfaction surveys, according to the Agreement.

     15.4. Audits, according to the Agreement.

     15.5. Benchmarking results, according to the Agreement.

     16.  Preparing the following reports:

     16.1. Regional/Management Reports.

     16.2. Service Levels and Service delivery results, as required.

     16.3. Minutes.

3.3.4 MEETINGS

The Service Delivery Committee will meet, at a minimum, bi-weekly, and at other times as directed by the Management Committee, to review:

     1.   Contract issues.

     2.   Service Delivery.

     3.   Transition Management.

     4.   Transition/projects.

Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within twenty four (24) hours after each meeting.

3.4  TECHNICAL STEERING COMMITTEE

Within [**] following the Effective Date, a Technical Steering Committee will be established by the Parties to focus on the development of the annual and Long Range IT Plans. The Technical Steering Committee will meet [**], and at other times as agreed between the Parties.

3.4.1 MEMBERS

The Technical Steering Committee will be chaired and the agenda set by the AT&T IT Architecture Manager and will be comprised of the following individuals:

     1.   AT&T Contract Manager or their nominated deputy.

     2.   AT&T IT Architecture Manager.

     3.   AT&T Applications Development and Maintenance Manager.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     4.   AT&T Infrastructure and Maintenance Manager

     5.   AT&T Business Unit Coordinator.

     6.   Amdocs Account Manager.

     7.   Amdocs assigned Chief Technology Officer for AT&T.

     8.   AT&T and Amdocs Subject Matter Experts.

3.4.2 KEY RESPONSIBILITIES

The Technical Steering Committee's responsibilities include:

     1. Reviewing and aligning AT&T's IT strategy and IT policies with the Annual and Long Range IT Plans for authorization by the Executive Steering Committee.

     2. Recommending changes to the Long Range IT Plan for approval by the Executive Steering Committee.

     3.   Reviewing the Amdocs' proposals for implementing the Long Range IT
          Plan.

     4. Using management reports and any other appropriate sources, to research, develop, review and approve technical initiatives to address business problems and opportunities as agreed by the Executive Steering Committee and the Management Committee.

     5. Providing advice and guidance to the Management Committee for technical improvement and making recommendations directly to AT&T and Amdocs on issues affecting the technical infrastructure that supports the AT&T business operations.

     6. Reviewing technical policy standards and making recommendations to the Management Committee.

     7. Reviewing Amdocs migration plan to ensure compliance with AT&T standards

     8. Reviewing any proposals for reductions in the costs of the Services driven by new technology.

Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within [**] after each meeting.

4.0  ISSUE ESCALATION PROCEDURES

From time to time, issues will arise that cannot be resolved at the various levels of management within the AT&T and Amdocs teams. Issues that cannot be resolved will be escalated as follows:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 5
                                                                      Governance
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 6
                                            Policy and Procedures Manual Content
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 6)

                      POLICY AND PROCEDURES MANUAL CONTENT

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 6
                                            Policy and Procedures Manual Content
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0 INTRODUCTION.........................................................      1

2.0 GENERAL CONTENT AND ORGANIZATION.....................................      1
    2.1 ORGANIZATIONAL OVERVIEW..........................................      1
    2.2 TRANSITION ACTIVITIES AND RESPONSIBILITIES.......................      1
    2.3 PERFORMANCE MANAGEMENT PROCEDURES................................      1
    2.4 CHANGE MANAGEMENT - OPERATIONAL AND TECHNICAL PROCEDURES.........      1
    2.5 DISASTER RECOVERY AND BUSINESS CONTINUITY PROCEDURES.............      1
    2.6 FINANCIAL MANAGEMENT PROCEDURES..................................      2
    2.7 CONTRACT MANAGEMENT PROCEDURES...................................      2
    2.8 RELATIONSHIP MANAGEMENT PROCEDURES...............................      2
    2.9 AMDOCS' OPERATIONAL PROCEDURES...................................      2

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 6
                                            Policy and Procedures Manual Content
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                      POLICY AND PROCEDURES MANUAL CONTENT

1.0  INTRODUCTION

This document describes the general content and organization of the Policy and Procedures Manual that will be developed to support governance of the Agreement.

2.0  GENERAL CONTENT AND ORGANIZATION

The table below provides the general organization and content of the Policy and Procedures Manual. Although not intended to replicate the Agreement, the Policy and Procedures Manual provides comprehensive documentation of the procedures that will be followed to implement and manage the Agreement and the overall relationship. Detailed text or requirements referenced in the agreement may be supplied in the Policy and Procedures Manual.

Responsibilities of Amdocs and AT&T by job title or function will be indicated within the document. The manual will be used jointly by the Parties to assist with overall coordination and communication regarding the Agreement.

In the event that, on the Commencement Date the Policy and Procedures Manual does not yet contain procedures addressing all areas set forth in this document, Amdocs shall follow AT&T's preexisting procedures until mutually agreed otherwise by AT&T and Amdocs.

A "(Y)" after content description indicates that the item must be completed by the Commencement Date.

2.1  ORGANIZATIONAL OVERVIEW

[**]

2.2  TRANSITION ACTIVITIES AND RESPONSIBILITIES

This Section can be archived after the Transition Period has ended; can reuse applicable information from the Transition Plan or reference it if all information is provided within the Transition Plan.

[**]

2.3  PERFORMANCE MANAGEMENT PROCEDURES

[**]

2.4  CHANGE MANAGEMENT - OPERATIONAL AND TECHNICAL PROCEDURES

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 6
                                            Policy and Procedures Manual Content
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

2.5  DISASTER RECOVERY AND BUSINESS CONTINUITY PROCEDURES

[**]

2.6  FINANCIAL MANAGEMENT PROCEDURES

[**]

2.7  CONTRACT MANAGEMENT PROCEDURES

[**]

2.8  RELATIONSHIP MANAGEMENT PROCEDURES

[**]

2.9  AMDOCS' OPERATIONAL PROCEDURES

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               SCHEDULE E (PART 8)

                          MAINFRAME AND SERVER SERVICES

                 ALL REQUESTS IN THIS DOCUMENT WILL BE DONE PER
                     AT&T STANDARDS UNLESS OTHERWISE NOTED.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0 INTRODUCTION.........................................................     1

2.0 COMMON SERVICES......................................................     1
    2.1  OPERATIONS......................................................     1
    2.2  PRODUCTION CONTROL AND SCHEDULING...............................     1
    2.3  TECHNICAL SUPPORT...............................................     1
    2.4  DATABASE SUPPORT AND MANAGEMENT.................................     2
    2.5  ONLINE STORAGE MANAGEMENT.......................................     2
    2.6  EXTERNAL STORAGE MEDIA MANAGEMENT...............................     2
    2.7  OFF-SITE MEDIA STORAGE MANAGEMENT...............................     3
    2.8  PRINT AND ELECTRONIC OUTPUT MEDIA OPERATIONS....................     3
    2.9  END USER SUPPORT................................................     3
    2.10 CHANGE MANAGEMENT SUPPORT.......................................     3
    2.11 BACKUP AND RECOVERY SERVICES....................................     3

3.0 MAINFRAME............................................................     3
    3.1  OPERATIONS......................................................     4
    3.2  PRODUCTION CONTROL AND SCHEDULING...............................     4
    3.3  TECHNICAL SUPPORT...............................................     4
    3.4  SNA AND TCP/IP TECHNICAL SUPPORT................................     4
    3.5  END USER SUPPORT................................................     4

4.0 APPLICATION AND UTILITY SERVERS......................................     4
    4.1  SYSTEMS ADMINISTRATION..........................................     5
    4.2  PRODUCTION CONTROL AND SCHEDULING...............................     5
    4.3  TECHNICAL SUPPORT...............................................     5
    4.4  SYSTEMS MANAGEMENT..............................................     5
    4.5  ADMINISTRATION..................................................     5

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                          MAINFRAME AND SERVER SERVICES

1.0  INTRODUCTION

The assumption is that processes, procedures and documentation will continue to be maintained per practices in place as of the Commencement Date.

Amdocs will be responsible for providing the operation, management and support of AT&T's mainframe, application servers, and utility servers. This Schedule contains the following three (3) sections:

[**]

2.0  COMMON SERVICES

2.1  OPERATIONS

Amdocs' responsibilities with respect to operations include the following:

[**]

2.2  PRODUCTION CONTROL AND SCHEDULING

Amdocs' responsibilities with respect to production control and scheduling include the following:

[**]

2.3  TECHNICAL SUPPORT

Amdocs' responsibilities with respect to technical support include the following:

[**]

2.3.1 GENERAL TECHNICAL SUPPORT

Amdocs' responsibilities with respect to general technical support include the following:

[**]

2.3.2 PERFORMANCE

Amdocs' responsibilities with respect to technical performance include the following:

[**]

2.3.3 CAPACITY PLANNING

Amdocs' responsibilities with respect to capacity planning include the following:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

2.3.4 Configuration Planning

Amdocs' responsibilities with respect to configuration planning include the following:

[**]

2.4 Database Support and Management

Amdocs' responsibilities with respect to database support and management for development, test and production environments include the following:

[**]

2.4.1 Database Management

Amdocs' responsibilities with respect to database management for development, test and production environments include the following:

[**]

2.4.2 Database Maintenance and Support

Amdocs' responsibilities with respect to database maintenance and support for development, test and production environments include the following:

[**]

2.4.3 Administrative Support

Amdocs' responsibilities with respect to database administrative support for development, test and production environments include the following:

[**]

2.5 Online Storage Management

2.5.1 Operations and Processing

Amdocs' responsibilities with respect to online storage operations and processing include the following:

[**]

2.5.2 Administration

Amdocs' responsibilities with respect to online storage administration include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

2.6 External Storage Media Management

2.6.1 Operations and Processing

Amdocs' responsibilities with respect to storage media operations and processing include the following:

[**]

2.6.2 Administration

Amdocs' responsibilities with respect to storage media administration include the following:

[**]

2.7 Off-Site Media Storage Management

Amdocs' responsibilities with respect to media storage management include the following:

[**]

2.8 Print and Electronic Output Media Operations

Amdocs' responsibilities with respect to output media operations include the following:

[**]

2.9 End User Support

Amdocs' responsibilities with respect to end user support include the following:

[**]

2.10 Change Management Support

Amdocs' responsibilities with respect to change management support include the following:

[**]

2.11 Backup and Recovery Services

Amdocs' responsibilities with respect to backup and recovery for development, test and production environments include the following:

[**]

3.0 MAINFRAME

Amdocs will be responsible for the specific requirements associated with the mainframe environment.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3.1 Operations

Amdocs' responsibilities with respect to mainframe operations include the following:

[**]

3.2 Production Control and Scheduling

Amdocs' responsibilities with respect to mainframe production control and scheduling include the following:

[**]

3.3 Technical Support

3.3.1 General Technical Support

Amdocs' responsibilities with respect to mainframe technical support include the following:

[**]

3.3.2 Capacity Planning

Amdocs' responsibilities with respect to mainframe capacity planning include the following:

[**]

3.3.3 Configuration Planning

Amdocs' responsibilities with respect to mainframe configuration planning include managing and installing hardware IOCP definitions.

3.4 SNA and TCP/IP Technical Support

Amdocs' responsibilities with respect to mainframe SNA and TCP/IP technical support include the following:

[**]

3.5 End User Support

Amdocs' responsibilities with respect to mainframe end user support include the following:

[**]

4.0 APPLICATION AND UTILITY SERVERS

Amdocs will be responsible for the specific requirements associated with in scope application and utility servers.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                              Schedule E, Part 8
                                                   Mainframe and Server Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Amdocs' responsibilities with respect to servers include the following:

[**]

4.1 Systems Administration

Amdocs' responsibilities with respect to Systems administration include the following:

[**]

4.2 Production Control and Scheduling

Amdocs' responsibilities with respect to server production control and scheduling include the following:

[**]

4.3 Technical Support

Amdocs' responsibilities with respect to server technical support include the following:

[**]

4.4 Systems Management

Amdocs' responsibilities with respect to server System management include the following:

[**]

4.5 Administration

Amdocs' responsibilities with respect to server administration include the following:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule E, Attachment 1
                                                     Network Demarcation Diagram
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                          Network Demarcation Diagram

[**]

Definitions:

LAN shall be defined as the local area network.

WAN shall be defined as the wide area network.

NIC shall be defined as the network interface card attached to the personal computer.

Server Room shall be defined as any raised floor space containing either mainframe and/ or client server systems for AT&T Real Yellow Pages.

Amdocs will be responsible for the support of the personal computer, the NIC and the network cable from the NIC to the LAN jack in the wall of the office and/ or computer room. AT&T will be responsible for the LAN from the back of the jack in the wall to the router and from there to the WAN. This includes the ATM and all network connections back to the main server facility. AT&T will be responsible for the support of any network device between these two parameters.

Amdocs will be responsible for all in-scope mainframe and client servers as well as any NIC attached to those systems. AT&T will be responsible for all network cables that are connected to these systems, as well as the LAN and WAN. Amdocs will be responsible for all other cabling attached to these systems.

AT&T is responsible for the workgroup hub from a physical perspective. During transition both parties need to work out roles and responsibilities related to workgroup hubs and Help Desk access for monitoring and diagnostics.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                       Schedule E, Attachment 2a
                                                           Security Process Flow
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                              SECURITY PROCESS FLOW

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule E, Attachment 3
                            AT&T Owned Data Center & Remote Facility Demarcation
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

              AT&T OWNED DATA CENTER & REMOTE FACILITY DEMARCATION
AMDOCS RESPONSIBILITY                                        AT&T RESPONSIBILITY

                 [**]                                        -[**]

[**]

                                       [**]

[**]

                                       [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                      [**]

                                        VERSION 2.5
                                        DECEMBER 13, 2002

                                        DOCUMENT NUMBER PA02

                                                        Schedule E, Attachment 4
                                                                      CMM Tier 2
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]
     Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions. [**]

     A total of 115 pages have been omitted.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule E, Attachment 5
                                                                      [**]  Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                    [**] PLAN

                               AMDOCS [**]SUMMARY

Amdocs is a global company with development centers located around the world. At Amdocs, we are totally committed to providing the best possible products and services to our customers, and our commitment includes the ability to continue providing those products and services in [**].

Our global presence inherently supports the [**]. Since all of our development centers [**]customer operations.

Our [**] is based on ongoing [**]. In addition to [**].

Our [**] in technologies and business needs.

The size of the company and the level of expertise across sites [**]. In addition, [**]. This allows Amdocs to provide ongoing support [**].

[**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.1
                                                      License Request Guidelines
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           LICENSE REQUEST GUILDELINES

                                                 [**]
     [**]      [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                                [**]
[**]           [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
     [**]      [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
     [**]      [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
     [**]      [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                    [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
          [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
[**]           [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
          [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]
          [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                    [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]           [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                                [**]
     [**]      [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                           [**] [**]
[**]           [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                                [**]
          [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
  Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule E.1
                                                      License Request Guidelines
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           LICENSE REQUEST GUIDELINES

[**]                                                                                           [**]
     [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                           [**]
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[**]
          [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**]                                                                                                [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
  Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule E.1
                                                      License Request Guidelines
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           LICENSE REQUEST GUIDELINES

[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
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[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
  Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule E.1
                                                      License Request Guidelines
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           LICENSE REQUEST GUIDELINES

[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
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               [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs and their
  Affiliated Companies and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                  SCHEDULE E.3

                                   AT&T RULES

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

CONTRACTOR WORK RULES......................................................    1
272 COMPLIANCE.............................................................   15
CLEC IMPACT ANALYSIS POLICY................................................   29
AT&T INFORMATION TECHNOLOGY OPERATIONS USE OF DATA CENTER BUILDING AND
COMPUTER ROOM SPACE POLICY.................................................   32
EXTERNAL ENTITY CONTRACT SECURITY REQUIREMENTS.............................   39
LIMITED OFFSHORE REMOTE ACCESS.............................................   43

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

CONTRACTOR WORK RULES

These Work Rules reaffirm the importance of high standards of business ethics. All contract or temporary workers are responsible for their actions, and for conducting themselves with integrity. Any failure on the part of any contract or temporary worker to meet any of the standards embodied in these Work Rules will be subject to disciplinary action by their employer.

If you have any questions about the proper course of action in any given situation, consult your employer. No one will be allowed to justify a violation of these Work Rules by claiming lack of understanding, confusion, or ignorance concerning any provision or application of these Work Rules.

No one is ever authorized to direct a contract or temporary worker to commit an illegal or unethical act, or violate these Work Rules. Nor may anyone justify an illegal or unethical act by claiming it was ordered by someone working for the customer in higher management.

                             COMPLYING WITH THE LAW
                               LEGAL REQUIREMENTS

Many laws, rules and regulations govern AT&T and its subsidiaries. In addition, AT&T and its subsidiaries may be subject from time to time to a wide variety of court and/or regulatory commission orders. As a contract or temporary worker, you are responsible for understanding and applying all applicable legal obligations on your job. Ignorance is no excuse for violating the law.

Contract or temporary workers who are responsible for submitting statements, affidavits, data or documents in connection with legal or regulatory proceedings must ensure that all such submissions are accurate and complete in every respect.

If you have questions about how any legal obligation affects your work, ask your Site Manager, or employer.

                            MAINTAINING OUR INTEGRITY
                              CONFLICT OF INTEREST

Contract or temporary workers must not use their jobs for improper personal gain or benefit, or create the impression that they are subject to such influence when making business decisions.

Do not accept any cash, gifts, loans, or hospitality from any supplier or other person which could influence -- or appear to influence -- your actions.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                              ACCEPTING GRATUITIES

Meals, refreshments or other forms of hospitality provided in the normal course of business are acceptable if they do not influence actions or create the appearance of doing so. Even under these circumstances, however, instances of hospitality should be reported to your Site Manager.

If you receive, or are offered, a gratuity that violates these guidelines, report it to your Site Manager or employer, and then return the gratuity to the donor, or where appropriate, give it to a worthy charitable organization.

If you have questions, talk to your Site Manager or employer.

                     SUSPECTED FRAUDULENT OR ILLEGAL CONDUCT

Any suspected fraudulent conduct must be identified and investigated promptly.

Fraudulent or illegal conduct committed on or off the job will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work for AT&T companies.

Fraudulent or illegal conduct includes, but is not limited to, any oral or written misrepresentation of facts, misappropriation of funds, theft, improper reporting of time or expenses, or any other dishonest acts, done on or off the job, and whether done while working at an AT&T company or elsewhere, or prior to contract or temporary work with AT&T.

Any contract or temporary worker charged with any crime, for conduct done on or off the job, must report the criminal charge to his employer immediately upon returning to work. Failure to report any criminal charge for conduct done on or off the job to the contract or temporary worker's employer, will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

If a contract or temporary worker is charged with a crime is awaiting trial for suspected criminal conduct done on or off the job, the matter will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                 SALES INTEGRITY
                                  CUSTOMER CARE

Treat customers with courtesy and respect.

Contract or temporary workers who have contacts with customers--especially personnel such as installers, technicians, and customer service personnel who deal with customers every day--must:

     - provide all customers, including customers of competitors and competitors themselves, the same high level of fair, courteous, professional, efficient and respectful treatment and service

     - in scheduling and performing work operations, refrain from engaging in inappropriate conduct

     - never disparage competitors (e.g., by stating, implying, or otherwise suggesting that they lack experience, integrity, or financial stability) in any communications with customers, suppliers, or third parties.

If you are performing the function of an installer, technician or service representative having contact with an end user customer in the course of providing services for a competitor/wholesale customer, remember that our customer is the end user's service provider, not the end user. We must not only provide the end user the best service that we possibly can but we must not do anything that is inconsistent with serving our own wholesale customer.

Please refer questions to your Site Manager.

                              SLAMMING AND CRAMMING

Slamming occurs when someone changes a customer's local or long-distance service provider without the customer's permission. Cramming occurs when someone adds or charges for products or services a customer did not order.

Slamming and cramming are strictly forbidden. Contract or temporary workers must obtain clear, explicit consent from customers before making any additions or changes to their service or accounts.

Contract or temporary workers must report any information concerning slamming and cramming to their Site Manager or employer.

                                ACCURATE RECORDS

Contract or temporary workers who gather or generate sales data are responsible for ensuring that it is accurate and up-to-date.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Generating inaccurate data can lead to fines and imprisonment. If you suspect that data is being recorded in an inaccurate or untimely way, immediately notify your Site Manager.

                                     PRIVACY
                            PRIVACY OF COMMUNICATIONS

Information provided to AT&T by customers and other companies must be kept private, and can only be used for legitimate business purposes.

Privacy of customer communications is required by law, expected by the public, and a vital aspect of everything AT&T does.

Violating any of the following rules concerning privacy will not be tolerated, and will result in the termination of contract, and possible criminal action. No transmission, whether by voice, data or any other means, is to be tampered with or intruded upon without a legitimate business purpose.

     - No conversation, data transmission, or other communication should be listened to or monitored, or its existence or contents divulged, except as required by law or in the proper management of the business.

     - No one should use, personally or for the benefit of others, information from any such communication.

     - Information stored in company records, company computers, or company databases is not to be disclosed to unauthorized persons, regardless of whether they are inside or outside of the company.

If anyone, including a law enforcement agency or representative of any other government body, asks for information concerning confidential information or private communications, your Site Manager should be notified immediately.

                           PRIVACY OF CUSTOMER RECORDS

The Telecommunications Act of 1996 includes specific provisions covering the privacy of customer information. FCC rules define how AT&T may use such information, including both carrier information and customer proprietary network information.

Carrier information is proprietary information received from another carrier for the purpose of providing telecommunications services. This information may be used only for that purpose and may not be used by AT&T or any of its subsidiaries for their own marketing efforts.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Customer proprietary network information ("CPNI") includes information such as the customer's billing name and address, number and type of access lines, technical characteristics or class of service, and records of usage or calling patterns. The customer is entitled to control the use of this information and may authorize or refuse to authorize its disclosure or use for purposes other than providing the services requested by that customer. Contractors or temporary workers including, but not limited to contractors or temporary workers who have access to CPNI in the daily course of their activities, must carefully follow all laws, rules, and company practices relating to the use of CPNI both during and after assignment at AT&T.

Access to classified national security information is further restricted to those with proper government security clearance and a "need to know." Unauthorized disclosure of private customer information, proprietary network information, or national security information violates the law.

Keeping customer records secure and private means:

     - No contract or temporary worker will access, use or disclose customer records or reports, customer proprietary information or any other proprietary information without a valid business reason.

     - Contract or temporary workers shall not gain access to their own records or those of family and friends without a valid business reason and prior approval from their Site Manager.

     - No contract or temporary worker shall disclose any information about customer communications, transmissions, or information processing arrangements unless required to do so by law or for the safety or protection of our customers, employees or property. Refer all requests for such information to the Site Manager. Any questions concerning the privacy of customers records should be discussed with the Site Manager.

Questions about AT&T safeguards for protecting proprietary and classified national security information should be discussed with Site Manager.

                           PRIVACY OF EMPLOYEE RECORDS

Privacy of employment records is important. That's why AT&T maintains only those employee records required for business reasons, and limits access to people who need the information for legitimate business purposes.

Contract or temporary workers who have access to company records containing personal employment, identification, medical and psychological information about company employees and co-workers must ensure that these personnel records and the information contained therein are not misused or improperly disclosed. Contract or temporary

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

workers should take all necessary and reasonable precautions to avoid any inadvertent or accidental disclosure of any AT&T employee records or data.

                            PRIVACY AND THE WORKPLACE

Subject to state and federal law, AT&T reserves the right to search, without notice, contract or temporary worker's desks, computer files, company mail, voice mail, e-mail, lockers, company equipment, and all vehicles located on company premises. Any contract or temporary worker who uses or has access to company premises or equipment has no right to privacy in this regard.

When your assignment ends, all documents and records containing Company or customer proprietary or classified national security information must be returned to your Site Manager. Even after the contract ends, you have a continuing obligation not to divulge such information.

                                COMPANY PROPERTY
                               FINANCIAL REPORTING

Contract or temporary workers are responsible for reliable financial reporting if exposed to such information as part of their assignment.

Misrepresentation of financial information may result in fraudulent financial reporting. Contract or temporary workers must not undermine the integrity of financial information for any reason. As is the case with all of the requirements of these Rules, violation of this provision will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

Federal law requires that a company's records accurately reflect transactions, and that a company's internal accounting controls provide reasonable assurances that:

     -    Transactions are carried out in an authorized manner.

     - Transactions are reported and recorded in a way that permits correct preparation of financial statements and accurate records of assets.

     -    Access to assets is in accordance with management authorization.

     - Comparisons between existing assets and records are made periodically, as appropriate, with action taken to correct discrepancies.

Violations of this law will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work for AT&T companies.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Allegations or suspicions of fraudulent financial reporting, or any questions regarding this law or AT&T's internal accounting controls, should be referred immediately to your Site Manager.

                                  COMPANY FUNDS

All contract or temporary workers must be familiar with policies and guidelines applicable to handling company funds. Contract or temporary workers who handle company funds, or maintain accounting records, are also responsible for their safekeeping. Company funds refers to, and includes, all negotiable assets, including cash, checks, corporate credit cards, gas cards, calling cards, coins removed from pay telephones, money orders, and phone records. Company funds can only be used for company business.

AT&T Managers must personally review expense reports submitted by contract or temporary workers to determine if they are proper.

Misuse or falsifying expenses will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

                             USE OF COMPANY PROPERTY

Protection of company property and services is vital.

This is especially crucial today, when so much business is conducted away from the office via portable devices such as wireless phones, personal digital assistants, pagers, and laptop computers. Contract or temporary workers are responsible, both on and off the job, for the physical safety of these devices and the security of the information they contain.

Furnishing unauthorized services is prohibited. Contract or temporary workers should promptly report any unauthorized connection or any other service impropriety to their Site Manager.

Unauthorized use of company property or company systems by contract or temporary workers is prohibited. Unless authorized, company property should not be sold, loaned, given away or otherwise disposed of, regardless of condition or value.

Section 272 of the Telecommunications Act and applicable conditions of the AT&T/Ameritech merger place various restrictions on AT&T affiliated companies concerning the use of certain property, documents, and information belonging to the Bell Operating Companies (BOCs) and Incumbent Local Exchange Carrier Affiliates (ILECs). Any questions you may have regarding these restrictions should be referred to your Site Manager. Telecommunications service should be used in accordance with AT&T

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

policies. Unauthorized phone calls or communications should not be made from Company phones or equipment, or charged to, AT&T.

Misuse of any company property will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

                                 COMPANY RECORDS

AT&T records must be accurate and reliable, no matter what form those records take.

All reports, e-mails, vouchers, bills, and records must be prepared carefully and honestly. Documentation includes any manually or electronically created records, including those created in any computer program, or any data storage systems.

Misrepresentation of any company record can result in disciplinary action. Records containing customer and employee personal data are confidential and must be kept current and accurate. They should be accessed only for valid business reasons and disclosed only to authorized AT&T personnel with a need to know. Disclosure of employee personnel records is specifically addressed by written company policies. If you have any questions about disclosure, consult with the Site Manager.

All contract or temporary workers must comply with the record retention guidelines applicable to their business units. This includes normal retention under standard company schedules, and extended retention to preserve documents for lawsuits, regulatory proceedings, government investigations, audits, and other legal matters.

Contract or temporary workers directed to produce documents in response to a civil or criminal action, subpoena, discovery proceedings in a civil lawsuit, or requests from regulatory commissions or other government agencies must conduct a diligent search for such documents -- including e-mail messages and other electronic documents -- and produce them as directed by the Legal Department or Asset Protection. A diligent search requires contract or temporary workers to search for relevant documents regardless of form, and regardless of where such documents may be located.

Questions about record retention, document preservation and document production should be referred to your Site Manager.

                                COMPUTER SYSTEMS

AT&T's security systems protect its computer operations. While on assignment at AT&T, each contract or temporary worker is responsible for the safety and integrity of those systems, and no program or code should be used to circumvent them. Portable storage devices such as laptop computers, personal digital assistants, wireless phones and data they contain must be secure. Contract or temporary workers are also responsible for securing passwords, IDs and equipment that generates electronic passwords and security codes.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Documentation about AT&T's software licenses must be accurate and verifiable. AT&T prohibits unauthorized copying, borrowing, publication or use of copyrighted software.

Access to the Internet and the corporate e-mail is primarily for business use. Abuse or misuse of these resources is inappropriate, and will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

AT&T's "zero tolerance" policy prohibits any access via company equipment, networks or resources to pornographic or sexually explicit material, hate sites or web-sites that could be considered strongly offensive and/or inappropriate in the workplace. Viewing, storing, accessing, sending or receiving such material is strictly prohibited, Sending large e-mail messages, files, or attachments, such as greeting cards, games, video clips, scanned images or sending numerous copies of similar files for non-business purposes may disrupt critical systems and is not permitted.

Any contract or temporary worker who uses AT&T computer systems expressly consents to having any e-mail communications, electronic files, or other uses or applications of the computer system monitored. NO CONTRACT OR TEMPORARY WORKER SHOULD EXPECT PRIVACY FOR ANY USE OF ANY COMPANY OR AT&T COMPUTER SYSTEM OR NETWORK. Violations or suspected violations of computer security measures, controls or software licensing agreements should be reported immediately to your Site Manager.

                         COMPANY PROPRIETARY INFORMATION

Contract or temporary workers are never allowed to use or disclose AT&T propriety information without authorization and without a valid business reason. AT&T proprietary information includes, but is not limited to, trade secrets, confidential customer information and data, customer lists, security procedures, marketing plans and strategies, new business ventures, product development information, facility locations, circuit layout data, emergency rerouting and service restoration procedures and classified national security information.

Any attempt by an unauthorized person to obtain sensitive information, or gain access to secured company locations, should be reported immediately to the Site Manager.

In the course of doing business, contract or temporary workers may develop and gather information that is proprietary or intended solely for internal use. Unauthorized disclosure of this information could give individuals and other businesses an unfair competitive advantage, and compromise our privacy policies. Such information should never be placed on the Intranet unless access is restricted by password to employees or contractors who need to use it for business reasons.

Contract or temporary workers may also obtain proprietary or classified information about an outside organization. If you receive such information under the terms of a contract, you may be obligated to keep it confidential under a nondisclosure requirement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

If you receive such information accidentally, notify your Site Manager. Contract or temporary workers must not ask for or accept competitive or restricted information from a government agency without first obtaining either written assurance from a federal government employee that AT&T is allowed to receive the information, or oral authorization followed by written confirmation.

The Telecommunications Act and AT&T/Ameritech merger conditions prohibit AT&T companies and contract or temporary worker from sharing non-public information with certain separate affiliates. Questions concerning the restrictions should be directed to your Site Manager. Access to proprietary information should be limited to those with a need to know.

If you have any questions about nondisclosure provisions or your obligations as a contract or temporary worker, contact your Site Manager.

                     ENSURING A SAFE AND EQUITABLE WORKPLACE
                          EQUAL EMPLOYMENT OPPORTUNITY

Equal opportunity is the responsibility of all contract or temporary workers. AT&T prohibits discrimination or harassment based on race, color, religion, national origin, sex, age, sexual orientation, marital status, citizenship status, veteran status or disability. People providing services to AT&T under contract, including independent contractors, are also protected from unlawful harassment and discrimination for any of the above reasons.

A diverse workforce is a strategic resource, contributes to AT&T's competitive edge and helps achieve our business goals.

If you or others are being discriminated against or harassed, report the incident to your Site Manager or your employer. Contract or temporary workers are protected from retaliation for reporting a violation, participating in an investigation, or opposing unlawful discrimination or unlawful harassment.

                                SEXUAL HARASSMENT

Sexual harassment includes, but is not limited to, making unwelcome advances, sexual flirtations or propositions, continual or repeated verbal abuse of a sexual nature, graphic verbal commentaries about an individual's body, sexually degrading words used to describe an individual, humor and jokes about sex or gender specific traits, sexual innuendo, display in the workplace of sexually suggestive objects or pictures, and transmission of sexual messages via voice mail, regular mail, e-mail or the Internet or Intranet.

No contract or temporary worker shall state or imply that rejection of sexual advances will adversely affect another person's conditions of employment or career development.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Sexual harassment, in any form will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

All contract or temporary workers are responsible for making sure that the workplace is free from sexual harassment. If you experience or suspect any sexual harassment, contact your Site Manager, or employer.

AT&T prohibits retaliation against any contract or temporary worker who reports or seeks to stop sexual harassment, or who participates in an investigation.

                                 SUBSTANCE ABUSE

AT&T is committed to maintaining a healthy and safe work environment.

Drug and alcohol abuse threatens AT&T's safety goals and the existence of a productive and efficient workplace. Contract or temporary workers may not drink alcoholic beverages while on any company premises or engaged in any corporate activity except when permitted at a company-sanctioned event.

AT&T also strictly prohibits the illegal use, possession, sale, attempted sale, conveyance, distribution, or manufacture of illegal drugs or controlled substances while engaged in any company activity, on company premises, or in company vehicles.

Contract or temporary workers are forbidden from reporting to work, driving on company business or driving a corporate vehicle while under the influence of alcohol or any illegal drug.

For the safety of others and themselves, contract or temporary workers should not operate any machinery, motor vehicles, or engage in any physically demanding activity while under the influence of any type of medication that could impair a person's physical motor skills or judgment.

To report concerns, notify your employer.

                            ENVIRONMENTAL COMPLIANCE

AT&T is committed to preserving and protecting the environment. Contract or temporary workers must comply with all applicable federal, state and local laws and company policies concerning environmental safeguards.

If you have any questions, contact your Site Manager.

                                WORKPLACE SAFETY

Contract or temporary workers must comply with all safety laws and regulations, and immediately report all accidents or unsafe conditions.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Contract or temporary workers must take appropriate safety measures and follow all safety rules and procedures when performing their jobs. Contract or temporary workers who believe unsafe conditions exist should report the condition to their Site Manager immediately.

Questions concerning safety matters should be referred to your employer.

                      THREATS AND VIOLENCE IN THE WORKPLACE

Violence, weapons, and threats of physical harm in the workplace are strictly forbidden.

AT&T is committed to the safety of its workers. Physical violence, intimidation, or any threat of violence by any contract or temporary worker against any co-worker, Site Manager, or customer will not be tolerated. Any incidents will be investigated and contract or temporary workers engaging in this conduct will be referred to the worker's employer for possible disciplinary action, and the worker may be deemed no longer acceptable for assignment to perform work at AT&T companies.

Possession of any weapons or firearms is strictly prohibited on company premises, in company vehicles or on the contract or temporary worker's person while engaged in company business outside of company premises. Contract or temporary workers are never permitted to bring any weapons or firearms in their personal vehicles onto Company premises.

Any contract or temporary worker who sees or learns of prohibited conduct or has concerns about safety should report these concerns to a Site Manager or your employer.

                          ADDITIONAL LEGAL REQUIREMENTS
                                 INSIDER TRADING

It is illegal to buy or sell the stock of any company -- including AT&T or any of its subsidiaries or its affiliates -- based on information not yet disclosed to the public.

If contract or temporary workers have access to proprietary or non-public information, this type of information is known as "insider information". If disclosed improperly, insider information could affect the market value of AT&T or other companies. It's illegal to use or improperly disclose insider information for personal gain or any unauthorized purpose.

Examples of insider information include:

     - Dividend or earnings information prior to authorized public announcements

     -    Plans to issue or buy back stock or securities

     -    Plans for acquisitions, sales or dispositions, or new ventures

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     - Proposals for significant equipment deployment, modernization programs or management changes

     - Information about other companies, including pending or possible acquisitions and negotiation of joint ventures or contracts.

Contract or temporary workers should not consider any insider information public until it is published in a newspaper or other form of mass media. This law applies even if employees receive no tangible benefit from the disclosure.

Contract or temporary workers should not communicate insider information with co-workers or anyone outside the business, unless the recipient has a business-based need to know.

Contract or temporary workers with questions about insider information should consult their Site Manager.

                           EXPORT AND IMPORT CONTROLS

Many laws govern the export of commodities and technical information -- including hardware, software, and data -- no matter how shipped or transmitted, including by fax and e-mail.

Many laws also govern the import of commodities into the U.S., including how articles are identified and the duty paid on them.

Questions regarding compliance should be directed to your Site Manager.

                            MANDATORY STATE COVERAGE

Some states in which AT&T operates have their own legal and regulatory coverage requirements. If you have questions about state coverage issues, please contact your Site Manager,

                          ADMINISTERING THE WORK RULES

This document summarizes basic principles, and does not include all the rules and regulations that apply to every situation. Its contents should be viewed within the framework of AT&T policies, practices, or instructions.

Each contract or temporary worker is expected to abide by the standards in the Contractor Work Rules and by all company policies and guidelines. When you are faced with a situation that is unclear and you are unsure of which ethical decision to make, you should:

     -    Analyze the situation.

     -    Consider the information; and if necessary, consult with others.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     - Take appropriate action. Any contract or temporary workers dismissed for violating these Work Rules will not be considered for future work engagement with any AT&T affiliate. At the commencement of each assignment, contract or temporary workers are required to acknowledge to their agency/employer that they have read, reviewed, and understand the Contractor Work Rules. A contract or temporary workers refusal to acknowledge this review does not exempt that contract or temporary worker from knowing, understanding, and complying with the standards and policies contained in the Contractor Work Rules, and all other company policies and guidelines. Contract or Temporary worker agencies are responsible for providing a record of their contract or temporary worker's acknowledgments of having read, reviewed, and understanding the Contractor Work Rules.

[November 2006]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

272 COMPLIANCE

Amdocs, Inc. ("Amdocs") and AT&T Services, Inc. ("AT&T") are parties Services under this Agreement for the benefit of AT&T's Section 272-Restricted Separate Affiliates.

Pursuant to Section 15.10 (Compliance with Laws) of the Agreement, each Party must comply with Law, including the Federal Telecommunications Act of 1996 (the "Act").

Section 272 of the Act conditions a Bell Operating Company's ("BOC's") provision of certain in-region interLATA telecommunications services, among other things, on a Federal Communications Commission ("FCC") finding that such BOC complies with the safeguards and requirements of Section 272 of the Act. The FCC adopted certain rules interpreting and implementing the requirements of Section 272. AT&T and its affiliates have compliance obligations under Section 272 and such FCC rules.

In connection with such compliance obligations and FCC rules, Amdocs shall:

(i) furnish Amdocs Personnel providing support for, or Services to, AT&T's
Section 272-Restricted Separate Affiliates with a copy of "The Separate Affiliate Safeguards, Section 272 Compliance Obligations Applicable to InterLATA Telecommunications Services and Manufacturing Under the Federal
Telecommunications Act of 1996"(1) (the "Section 272 Compliance Guide", attached hereto in Schedule E.3, AT&T Rules),

(ii) require that each Amdocs Personnel (a) read and review the Section 272 Compliance Guide, and (b) provide written acknowledgment thereof to Amdocs (no later than October 31 of each year of the Term), and

(iii) furnish to AT&T no later than November 30 of each year of the Term a written acknowledgment in the form attached hereto as in Schedule E.3, AT&T Rules (the "Supplier's Acknowledgment Form"). SECTION 272 COMPLIANCE GUIDE FOR TEMPORARY WORKERS AND INDEPENDENT CONTRACTORS

----------
(1) More commonly referred to as the "Section 272 Compliance Guide for Temporary Workers and Independent Contractors." With respect to Section 272, the guide provides (i) a glossary of key terms, (ii) describes the activities generally subject to the Section 272 affiliate safeguards, (iii) details the principal structural and transactional requirements, (iv) explains the nondiscrimination and accounting requirements, and (v) reviews certain joint marketing requirements.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                    AT&T INC.

                        THE SEPARATE AFFILIATE SAFEGUARDS

                       SECTION 272 COMPLIANCE OBLIGATIONS
                   APPLICABLE TO INTERLATA TELECOMMUNICATIONS
                      SERVICES AND MANUFACTURING UNDER THE
                     FEDERAL TELECOMMUNICATIONS ACT OF 1996

                                  January 2007

                          Section 272 Compliance Guide
                                       for

                  Temporary Workers and Independent Contractors

             The fact that you are reviewing Section 272 Compliance Information should not be construed as employee training. The contract between AT&T Inc. and your employer requires you to comply with all laws and regulations. Even though you are not an employee of AT&T Inc. your review today is required because your job function involves providing support for, or services to, AT&T
                    Inc.'s Section 272-Restricted affiliates.

      In the course of performing your job functions related to AT&T Inc.'s
        Section 272-Restricted affiliates your actions could have serious consequences for SBC. Section 272 compliance information will educate you about your responsibility to comply with Section 272 of the
      Federal Telecommunications Act of 1996 requirements and FCC rules and regulations. Section 272 governs the relationship between the AT&T
       BOCs/ILECs, the Advanced Services affiliates (ASI/AADS), and AT&T's long distance affiliates.

I. INTRODUCTION

In February 1996, the Federal Telecommunications Act of 1996 (the Act) became law. While the Act permitted each Bell Operating Company (BOC) (see Glossary of Key Terms for specific company names), or any affiliate of a BOC, to immediately provide interLATA telecommunications services that originate outside its in-region states, the Act conditioned a BOC's provision of in-region interLATA telecommunications services (other than those services previously authorized or considered incidental interLATA services under the Act) upon approval from the Federal Communications Commission (FCC) to provide such services and meet certain conditions under Section 271 of the Act. Under Section 271, the FCC is required to find, among other things, that the BOC will comply with the safeguards and requirements stated in Section 272 of the Act.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Since the Act was passed, the FCC adopted certain rules interpreting and implementing the requirements of Section 272. The purpose of this employee guide is to provide an overview of compliance obligations under Section 272 and the FCC rules for AT&T Inc. and its affiliates. The guide addresses the BOC's obligations relative to AT&T's long distance affiliates (SBCLD, BSLD, SAI, and AT&T Corp. and certain of its subsidiaries)(2) and AT&T's advanced services affiliates, ASI and AADS.(3) For purposes of this guide, SBCLD, BSLD, SAI, AT&T Corp. and certain of its subsidiaries and ASI/AADS are collectively referred to as the Section 272-Restricted Separate Affiliates. Questions about other portions of the Act should be directed to your supervisor or Legal Department.

This employee guide provides a Glossary of Key Terms (Section II), describes the activities generally subject to the affiliate safeguards (Section III), details the principal Section 272 structural and transactional requirements (Section
IV), explains the nondiscrimination requirements (Section V) and accounting requirements (Section VI), and reviews certain Joint Marketing requirements (Section VII). The guide closes with a brief discussion to assist employees in obtaining answers to questions (Section VIII).

AT&T Inc. and its subsidiaries are committed to compliance with both the letter and the spirit of the Act, including Section 272. Each employee is responsible for knowing and understanding these requirements and acting in accordance with them when performing their job.

II. GLOSSARY OF KEY TERMS

Specific activities of the BOCs/ILECs and their affiliates are subject to separate affiliate safeguards and requirements of Section 272 of the Act and the FCC's rules. The following definitions will assist you in understanding when these safeguards and requirements apply.

ADVANCED SERVICES - wireline telecommunications services such as Frame and Cell Relay, ATM, and DSL that rely on packetized technology and support bi-directional speeds in excess of 56 kilobits per second. Within the former BellSouth Corporation,the services are offered from the BOCs (BellSouth Telecommunications, Inc.)

ADVANCED SOLUTIONS, INC. (ASI) / AMERITECH ADVANCED DATA SERVICES (AADS) - affiliates, structurally separate from the former SBC BOCs and ILECs, that may provide interstate or intrastate advanced services. (Also known as Section 272-like Affiliates.)

AT&T CORP. (AND ALL PRE-MERGER AFFILIATES) - the legal entity consisting of AT&T Corp. and

----------
(2). For a complete list of the AT&T Corp. 272 affiliates, see end of 272 Compliance following SectionVIII.

(3). The FCC, in its December 2002 ASI Forbearance Order, continued the 272-like obligations originally imposed under the SBC/Ameritech merger conditions on SBC's Advanced Services affiliates (SBC Advanced Solutions, Inc. (ASI), and Ameritech Advanced Data Services (AADS)).

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

its pre-merger subsidiaries that are structurally separate from the former SBC BOCs and ILECs and provide interLATA telecommunications services on both an in-region and out-of-region basis. For 272 compliance purposes, AT&T Corp. and all pre-merger affiliates will be considered Section 272 Separate Affiliates.

BELLSOUTH LONG DISTANCE, INC. - an affiliate, structurally separate from AT&T's BOCs and ILECs, provides interLATA telecommunications services on an in-region and out-of-region basis. (Also known as Section 272 Restricted Separate Affiliate.)

BOC - Bell Operating Company, which includes Illinois Bell Telephone Company, Indiana Bell Telephone Company, Inc., Michigan Bell Telephone Company, Nevada Bell Telephone Company, Pacific Bell Telephone Company, Southwestern Bell Telephone Company, The Ohio Bell Telephone Company, Wisconsin Bell, Inc. and BellSouth Telecommunications, Inc. and any successor or assign of these companies that provide wireline telephone exchange service.

ILEC - Incumbent Local Exchange Carrier, which includes Southern New England Telephone Company and The Woodbury Telephone Company, and the BOCs listed above. (The Woodbury Telephone Company is exempt from all requirements of this document.)

INTERLATA TELECOMMUNICATIONS SERVICE - the offering of telecommunications for a fee directly to the public, between a point located in a local access and transport area (LATA) and a point located outside that LATA.

IN-REGION INTERLATA TELECOMMUNICATIONS SERVICE OF A BOC - interLATA telecommunication service of a BOC that originates in a state where a BOC is the incumbent provider of local exchange and exchange access services (i.e., in-region). AT&T's in-region states are Alabama, Arkansas, California, Florida, Georgia, Illinios, Indiana, Kansas, Kentucky, Louisiana, Michigan, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Caronlina, Tennessee, and Wisconsin. (Connecticut is deemed to be an out-of-region state for purposes of interLATA telecommunications services but in-region for purposes of advanced services.)

INFORMATION SERVICE - generally speaking, the offering of a capability for generating, acquiring, storing, transforming, processing, retrieving, utilizing or making available information via telecommunications. The term encompasses each service that the FCC previously considers to be an "enhanced service."

INTERLATA INFORMATION SERVICE - any information service which incorporates as a necessary, bundled element an interLATA telecommunications transmission component, provided to the customer for a single charge.

INTERLATA INFORMATION SERVICE OF A BOC - an interLATA information service in which a BOC provides the interLATA telecommunications transmission component either over its own facilities or by reselling the interLATA telecommunications services of an interexchange carrier.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

MANUFACTURING - the design, development, and fabrication of telecommunications equipment and customer premises equipment (CPE), including the development of firmware or software integral to the functioning of telecommunications equipment or CPE. This does not include design and development of applications software, or provision of generic requirements and functional specifications to manufacturers. It also does not include research related to manufacturing, close collaboration with manufacturers during the design and development phase, and entering into royalty agreements with manufacturers.

SECTION 272 OVERSIGHT TEAM - the internal interdepartmental team established to provide advice, counsel and direction for the BOCs and Section 272 affiliates in interpreting and implementing Section 272 of the Federal Telecommunications Act. This team provides employee training and reviews proposed product/service offerings, reorganizations, management changes and other activities impacting the BOCs/ILECs and the Section 272-Restricted Separate Affiliates.

SECTION 272-RESTRICTED SEPARATE AFFILIATES - refers collectively to SBCLD, BSLD, SAI, AT&T Corp. and certain of its subsidiaries, and ASI/AADS. These entities, along with the BOCs (and to a certain extent, the ILECs), are subject to Section 272 requirements as described herein.

SBC LONG DISTANCE, LLC. (SBCLD) - an affiliate, structurally separate from AT&T's BOCs and ILECs, that provides interLATA telecommunications services on an in-region and out-of-region basis and local exchange services on an out-or-region basis. (Also known as a Section 272 Restricted Separate Affiliate).

SNET AMERICA, INC. (SAI) - an affiliate, structurally separate from AT&T 's BOCs and ILECs, that provides interLATA telecommunications services on an in-region and out-of- region basis. (Also known as a Section 272 Restricted Separate Affiliate.)

III. ACTIVITIES SUBJECT TO THE SEPARATE AFFILIATE SAFEGUARDS

With certain exceptions, a BOC may engage in the following activities only through one or more affiliates that are "separate" (as defined by Section 272) from the BOC:

     -    provision of in-region interLATA telecommunications services,

     - provision of a service that permits a customer to store information in or retrieve information from BOC-owned (or BOC affiliate-owned) information storage facilities located in a LATA different than where the customer is located,

     -    manufacturing of telecommunications equipment and CPE, and

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     - provision of in-region intraLATA advanced services (except for the BellSouth BOC).

The exceptions in which a BOC may provide an interLATA service, or engage in manufacturing-related activities, without a separate affiliate requirement are:

     - provision of interLATA information services (both in-region and out-of-region);

     - provision of interLATA telecommunications services (but not interLATA information services) previously authorized by the Modified Final Judgment (MFJ);

     - research related to manufacturing, close collaboration with manufacturers during the design and development phase, and entering into royalty agreements with manufacturers;

     -    "incidental" interLATA services, including:

               -    audio/video programming,

               - two-way interactive video or Internet services over dedicated facilities to elementary and secondary schools,

               -    commercial mobile services,

               -    alarm monitoring services,

               - information storage and retrieval services across LATA boundaries from company-owned database and information storage facilities,

               - provision of signaling information related to telephone exchange/exchange access services provided by a local exchange carrier, and

               - provision and receipt of interexchange carrier network control signaling information.

IV. STRUCTURAL AND TRANSACTIONAL REQUIREMENTS

The Section 272-Restricted Separate Affiliates must be structurally and transactionally separate from any BOC with which they are affiliated. There are several aspects to this separation requirement:

First, the Section 272-Restricted Separate Affiliates must "operate independently" from a BOC/ILEC affiliate. The intent of this requirement is to prevent a BOC/ILEC from integrating its local exchange and exchange access operations with its Section 272-Restricted Separate Affiliates' activities to such an extent that the affiliate could not reasonably be found to be operating independently and to be self-governing.. Pursuant to this requirement, a BOC/ILEC and its Section 272-Restricted Separate Affiliate may not jointly own any transmission and switching facilities, nor the land or buildings where such facilities are located. Activities permitted under the "operate independently" requirement include:

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     - A BOC/ILEC may perform operations, installation and maintenance (OI&M) functions, including network planning and engineering, associated with the facilities that the Section 272-Restricted Separate Affiliates owns or leases if done so on a non-discriminatory basis (that is, under the same price, terms and conditions) and subject to the FCC's affiliate accounting rules.(4) Before an OI&M service is provided to an affiliate, (1) the service request must be channeled through the Industry Markets Account Team, and (2) necessary revisions to the BOCs Cost Allocation Manual (CAM) must be made.

               - Likewise, the Section 272-Restricted Separate Affiliates may perform OI&M functions for a BOC subject to the BOC meeting a non-discriminatory procurement obligation. (See Section V for more information.)

     - The Section 272-Restricted Separate Affiliates may negotiate with the BOC/ILEC on an arm's length basis (subject to a nondiscrimination obligation imposed on the BOC) to obtain telecommunications services or transmission and switching facilities (e.g., unbundled elements) from the BOC.

     - A BOC may provide to, or obtain from, the Section 272-Restricted Separate Affiliates goods, services, facilities and information if done so on a non-discriminatory basis. (See Section V for more information.)

Second, the Section 272-Restricted Separate Affiliates must maintain books, records, and accounts that are separate from the books, records, and accounts of the BOC/ILEC.

Third, the Section 272-Restricted Separate Affiliates must have officers, directors, and employees that are separate from the officers, directors, and employees of the BOC/ILEC. This means that the same person may not simultaneously serve as an officer, director or employee, in any combination, of both a BOC/ILEC and its Section 272-Restricted Separate Affiliates.

Fourth, the Section 272-Restricted Separate Affiliates may not obtain credit under any arrangement that would permit a creditor, upon default by the Section 272-Restricted Separate Affiliate, to have recourse to the assets of the BOC/ILEC. No BOC/ILEC, parent of a BOC/ILEC, or any other affiliate of a BOC/ILEC may co-sign a contract or any other instrument with the Section 272-Restricted Separate Affiliates that would grant a creditor recourse to the BOC/ILEC's assets in the event of default by the Section 272-Restricted Separate Affiliates.

Fifth, transactions between the Section 272-Restricted Separate Affiliates and a BOC/ILEC must be conducted on an arm's length basis, priced according to affiliate transaction pricing rules,

----------
(4) Prior to March 31, 2004, SBC's BOCs/ILECs were prohibited from providing operation, installation and maintenance (OI&M) functions for SBC LD. This prohibition was lifted pursuant to the FCC OI&M Relief Order that eliminated rules prohibiting the sharing of OI&M functions (including network planning and engineering) between the BOCs/ILECs and SBC LD.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

reduced to writing, and made available for public inspection. Among other things, this means that a BOC/ILEC must not conduct business with its Section 272-Restricted Separate Affiliates without a written contract or tariff, and no service may be provided until the written contract is executed and signed by both parties. In addition, requests for any type of service to be provided by a BOC/ILEC to a 272 affiliate must be coordinated through the appropriate BOC Industry Markets account team as well as reviewed by the Section 272 Oversight Team. Finally, within 10 days of a transaction, the Section 272-Restricted Separate Affiliates must provide, on AT&T's external Internet home page, a detailed description of the transaction, including terms, conditions and pricing. The information must also be made available for public inspection at the BOC's or ILEC's principal place of business. (See Operating Practice 125 for affiliate transaction procedures and VI Accounting Requirements below.)

V. NONDISCRIMINATION REQUIREMENTS

Several nondiscrimination requirements are meant to ensure that a BOC treats all other entities in the same manner as it treats its Section 272-Restricted Separate Affiliates. These requirements apply to the Southern New England Telephone Company only to the extent it is dealing with the advanced services affiliates, ASI/AADS.

More specifically, outside a limited exception relating to the Joint Marketing of interLATA services(5), a BOC may not discriminate in favor of its Section 272-Restricted Separate Affiliates regarding either the provision or procurement of "goods, services, facilities and information." Accordingly, a BOC must provide to any other entity the same "goods, services, facilities and information" that it provides to its separate affiliate, at the same rates, terms and conditions. This quoted phrase is broadly interpreted. It encompasses, but is not limited to:

     -    unbundled network elements,

     -    collocation of equipment, facilities, or employees,

     -    network information,

     - nonpublic information belonging to or about a BOC (does not include customer proprietary network information (CPNI)),

     - administrative and support services (e.g., human resources/accounting/tax/data processing/regulatory),

     -    access to operational support systems,

     -    transfers of ownership of facilities, and

     -    development of new products or services.

For example, employees who have access to and use BOC non-public information, may not share that information with a Section 272-Restricted Separate Affiliate or use that information to benefit a Section 272-Restricted Affiliate, unless the BOC makes the information available to

----------
(5) There is a limited exception for shared administrative floor space by ASI/AADS, the Section 272-like Affiliates.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

third parties. These rules relating to information use and sharing apply whether the employee works for a BOC or another affiliate. In addition, if such an employee transfers to a Section 272-Restricted Separate Affiliate, no BOC information may be transferred or used in the new job.

Non-BOC affiliates, such as a shared services affiliate, may provide services to
Section 272-Restricted Separate Affiliate absent a nondiscrimination obligation. However, if the shared services affiliate uses any BOC goods, services, facilities or information to provide services to the Section 272-Restricted Separate Affiliate, the BOC must make these "inputs" available on a nondiscriminatory basis. This situation is known as a chaining transaction, and must be properly recorded under the affiliate transaction procedures.

In order to ensure BOC non-public information is appropriately safeguarded by certain employees in shared services affiliates, company policy requires "siloing" or separation of employees who perform services for a Section 272-Restricted Separate Affiliate away from employees with access to BOC non-public information. Implementing this control, where there would otherwise be a risk of sharing BOC non-public information with employees performing services for a Section 272-Restricted Separate Affiliate, helps ensure compliance with the nondiscrimination obligation.

Protecting access to non-public BOC information is a matter of high importance. The Code of Business Conduct makes employees responsible for understanding and applying applicable laws and regulations, and for protecting proprietary information. It is important that proper safeguards are implemented to protect data and information in corporate databases and websites from inadvertent access by unauthorized employees. As a general rule, employees of the Section 272-Restricted Separate Affiliates as well as employees of shared services affiliates who are siloed to perform services for the Section 272-Restricted Separate Affiliates should not receive or have access to non-public BOC information. Exceptions to such rule must be approved in advance by the Section 272 Oversight Team and/or the Legal Department. Any inadvertent disclosure of non-public BOC information to the Section 272-Restricted Separate Affiliates is considered provision of such information and must be properly recorded as an affiliate transaction and made available to other entities on a non-discriminatory basis.

Although the nondiscrimination rules of Section 272 do not apply to customer proprietary network information (CPNI), there are specific rules that do apply to the use and sharing of CPNI. Employees must be familiar with those rules or check with a supervisor or the Legal Department before using CPNI on behalf of, or sharing CPNI with, any affiliate, including any Section 272-Restricted Separate Affiliate.

Under the nondiscriminatory procurement requirement, a BOC is subject to an unqualified prohibition against discriminating between its Section 272-Restricted Separate Affiliates and an unaffiliated entity in the procurement of goods, services, facilities, or information. For example, a BOC may not purchase interLATA telecommunications services solely from its Section 272-Restricted Separate Affiliate, absent a non-discriminatory procurement obligation, purchase

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

equipment from its Section 272-Restricted Separate Affiliate at inflated prices, or give any preference to the Section 272-Restricted Separate Affiliate's interLATA services in the procurement process.

In addition, a BOC also may not discriminate between its Section 272-Restricted Separate Affiliates and other entities in the establishment of standards. A BOC may not establish or adopt any standard - "industry-wide" or otherwise -- that has the effect of favoring the separate affiliate and disadvantaging an unaffiliated entity. The FCC has indicated that, with respect to "industry-wide" standards, an open and nondiscriminatory public process in which all interested parties have an opportunity to participate (as required by Section 273), will be sufficient to satisfy this nondiscrimination requirement. However, standards established by a BOC in some other manner that have the effect of favoring the separate affiliate and disadvantaging an unaffiliated entity may be a violation of this nondiscrimination requirement.

Finally, there are several nondiscrimination requirements applicable to the "fulfillment of certain requests." Under these requirements a BOC (or any affiliated ILEC):

     - must fulfill any unaffiliated entity's request for telephone exchange service and exchange access within a response time no greater than the response time it provides to itself or its affiliates, and make available to unaffiliated entities information regarding the service intervals provided to themselves or their affiliates;

     - must not provide any facilities, services or information concerning its provision of exchange access to its Section 272-Restricted Separate Affiliates unless the facilities, services or information are made available to other providers of interLATA services in that market on the same terms and conditions;

     - must charge the Section 272-Restricted Separate Affiliates, or impute to itself, an amount for access to its telephone exchange service and exchange access that is no less than the amount charged to any unaffiliated interexchange carrier. A BOC's volume and term discounts are subject to this requirement. A Section 272-Restricted Separate Affiliates' purchase of telephone exchange service and exchange access at tariffed rates, or a BOC's imputation of tariffed rates, would meet this requirement; and

     - may provide to its Section 272-Restricted Separate Affiliates any interLATA or intraLATA facilities or services which it is otherwise authorized to provide (e.g., the incidental interLATA services described above) if the facilities or services are made available to all carriers at the same rates and on the same terms and conditions, and so long as the costs are appropriately allocated.

VI. ACCOUNTING REQUIREMENTS

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

A BOC (or any affiliated ILEC) must account for all transactions with the
Section 272-Restricted Separate Affiliates in accordance with the FCC's accounting rules. Generally, these rules provide that:

     - Assets or services sold or transferred between a BOC (or any affiliated ILEC) and its Section 272-Restricted Separate Affiliates pursuant to a tariff must be recorded at the tariffed rate. Rates in publicly filed interconnection agreements or statements of generally available terms and conditions may be used if a tariff rate is not available.

     - Non-tariffed assets or services sold or transferred between a BOC (or any affiliated ILEC) and its Section 272-Restricted Separate Affiliates that qualify for a prevailing price must be recorded at the prevailing price. (Prevailing price has a specific meaning. Please consult your supervisor or the legal or regulatory departments if you need further information about the application of the prevailing price rule in transactions between a BOC and its Section 272-Restricted Separate Affiliates.)

     - All other assets sold or transferred by a BOC (or any affiliated ILEC) to its Section 272-Restricted Separate Affiliates must be recorded at the higher of fair market value (FMV) and net book cost. All other assets purchased by or transferred to a BOC (or any affiliated ILEC) from its Section 272-Restricted Separate Affiliates must be recorded at the lower of FMV and net book cost.

     - All other services provided by a BOC (or any affiliated ILEC) to its separate affiliate must be recorded at the higher of FMV and fully distributed cost (FDC). All other services provided by a Section 272-Restricted Separate Affiliates to a BOC (or any affiliated ILEC) must be recorded at the lower of FMV and FDC.

Employees may refer any questions regarding affiliate transaction rules and processes to the Affiliate Oversight Group, as outlined in Operating Practice 125.

Under an additional accounting safeguard, the Act requires that a BOC pay for audits that test compliance with the requirements of Section 272. An audit will be conducted every two years by an independent auditor under the direction of federal and state regulators. Employees are expected to comply with requests for data and/or information from the independent auditor as deemed necessary to conduct and complete the audit engagement.

VII. JOINT MARKETING

A BOC may market and sell the interLATA services provided by its Section 272 Affiliates on an exclusive basis; however, the BOC must continue to advise new customers of their right to select their choice of interexchange carrier in compliance with the FCC's equal access rules. Generally, the exclusive joint marketing functions are defined as customer ordering, inquiries,

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

and sales activity. To the extent that the BOC allows its Section 272 Separate Affiliate to market and sell the BOC's local telephone exchange services, the BOC must allow other unaffiliated entities to do the same.

VIII. FOR MORE INFORMATION

Every effort has been made to ensure that this employee guide will answer any general questions you may have; however, there may be occasions where either no answer is provided to your specific question or the answer may be unclear even after you refer to this guide. Those questions should be directed through your organization's Section 272 Compliance Coordinator and/or Legal department to the
Section 272 Oversight Team as necessary.

                          2006 ATT Inc. Affiliate List

                                               Enhanced Service
           BOCS                   ILECS         Providers (ISP)      272 Affiliates       272-Like Affiliates
--------------------------  ----------------  -------------------  ------------------  ------------------------
Illinois Bell Telephone     The Southern New  SBC Internet         SBC Long Distance,  SBC Advanced Solutions,
Company; dba AT&T Illinois  England           Services Inc.;       LLC; dba AT&T Long  Inc.; dba AT&T Advanced
                            Telephone         dba AT&T Internet    Distance            Solutions
                            Company; dba      Services
                            AT&T Connecticut

Indiana Bell Telephone      The Woodbury      AT&T Corp.           AT&T Corp. (and     Ameritech Advanced Data
Company, Inc.; dba AT&T     Telephone                              certain of its      Services (of Illinois;
Indiana                     Company; dba                           affiliates)         Indiana; Michigan; Ohio;
                            AT&T Woodbury                                              Wisconsin); dba AT&T
                                                                                       Advanced Solutions

Michigan Bell Telephone                       BellSouth MNS, Inc.  SNET America, Inc.
Company; dba AT&T Michigan                                         (SAI) dba AT&T
                                                                   Long Distance East

Nevada Bell Telephone                         AT&T Messaging       BellSouth Long
Company; dba AT&T Nevada                      Services, Inc.       Distance

Pacific Bell Telephone                        Pacific Bell
Company; dba AT&T                             Information
California                                    Services (PBIS)

Southwestern Bell                             Sterling Commerce
Telephone, L.P.; dba


                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

AT&T Southwest

The Ohio Bell Telephone
Company; dba AT&T Ohio

Wisconsin Bell, Inc.; dba
AT&T Wisconsin

BellSouth
Telecommunications Inc.
(doing business in
Alabama, Florida,
Georgia, Kentucky,
Louisiana, Mississippi,
North Carolina, South
Carolina and Tennessee

                          Amdocs' Acknowledgement Form

SECTION 272 COMPLIANCE GUIDE FOR TEMPORARY WORKERS AND INDEPENDENT CONTRACTORS

Amdocs, Inc. ("Amdocs") and AT&T Services, Inc. ("AT&T") are parties to the Information Technology Services Agreement number 02026409 dated January 9, 2003 (the "Agreement"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Agreement.

In connection with certain Services provided by Amdocs under the Agreement, AT&T previously furnished Amdocs with the document entitled "The Separate Affiliate Safeguards, Section 272 Compliance Obligations Applicable to InterLATA Telecommunications Services and Manufacturing Under the Federal
Telecommunications Act of 1996"(6) (the "Section 272 Compliance Guide").

Amdocs acknowledges that:

(i) Amdocs Personnel, while providing Services under the Agreement, must comply with certain regulatory requirements applicable to AT&T when such Amdocs Personnel job functions involve providing support for, or Services to, AT&T's
Section 272-Restricted Separate Affiliates (as defined in the Section 272 Compliance Guide),

(ii) Amdocs has furnished the Section 272 Compliance Guide to such Amdocs Personnel,

----------
(6) More commonly referred to as the "Section 272 Compliance Guide for Temporary Workers and Independent Contractors."

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

(iii) Amdocs requires such Amdocs Personnel to read and review the Section 272 Compliance Guide, and

(iv) Amdocs has used commercially reasonable efforts to obtain from each such Amdocs Personnel written acknowledgement that he or she has read the Section 272 Compliance Guide.

AMDOCS, INC


By
   ---------------------------------------------
Name [typed or printed]
                        ------------------------
Title [typed or printed]
                         -----------------------
Date [typed or printed]
                        ------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

CLEC IMPACT ANALYSIS POLICY

WHAT IS CLEC IMPACT ANALYSIS ALL ABOUT?

The 1996 Telecommunications Act requires AT&T to provide CLECs with a meaningful opportunity to compete when using unbundled elements, like operational support systems (OSS). In most cases, that means that we must offer parity and nondiscriminatory access to our OSS, including front end interfaces and back end systems. Individuals with responsibility for managing front end interfaces or back end systems are required to implement procedures to ensure that any changes to OSS programming, processes, or procedures take into account the impact on the CLECs.

Information Technology (IT) is not to implement any programming change to AT&T's OSS without an evaluation of the impact of that change on our CLEC customers' continued ability to obtain nondiscriminatory access to those OSS and without consideration for AT&T's obligations under Change Management to keep CLECs apprised of changes to OSS.

WHAT IS A CLEC?

A CLEC is a Competitive Local Exchange Carrier that may purchase wholesale products (e.g. Resale, Interconnection, Unbundled Network Elements (UNE), and Collocation) from AT&T.

WHAT DOES CLEC IMPACT CONSIST OF?

The General Rule is: Any change that affects what the CLECs send, receive, see or do. The changes can be from operational to functional such as:

     - Adding, deleting, or modifying fields, an edit function or error codes.

     - Changing the flow or sequence of an interface's operation, or complete elimination of an interface.

     -    New Products or enhancements to existing products.

     -    Changes to service orders (USOCs, FIDs, etc.).

     -    Changes in Company Codes (OCNs, AECNs, ACNAs, etc.).

     -    Screen Changes.

     -    Process Changes.

     -    Retirement of a system/application.

     - Changes in retail functions in most cases will require wholesale to offer the same or similar functionality to CLECs in order to comply with parity obligations. (For example: Changes in hours of center operation, changes to hours of OSS availability, enhancements to what a retail service representative may do electronically, and access to due dates.)

     -    Impacts to Performance Measurements.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

POLICY

This policy applies to all AT&T employees, except those employees associated with a 272 affiliate company.

     1. It is the responsibility of the client organization to ensure all requests for product/project development undergo CLEC impact analysis before submission to Information Technology (IT). (E.g. Does this new retail product need to be introduced for Resale, Interconnection or Unbundled products?)

     2. The IT Project Management Office (PMO) accepting projects for IT must ensure that all change requests submitted by client organizations have been assessed and clearly documented for CLEC impact. CLEC impact analysis documentation provided by the client would include whether or not the change is CLEC impacting as well as what the specific impact will be to the CLEC.

     3. If the project is CLEC impacting, pre-defined timeframes have been determined for CLEC notification. Therefore, prioritization and scheduling of software development must be coordinated to coincide with the required timeframe. See #8.

     4. AT&T must provide pre-ordering, ordering, provisioning, billing, repair, and maintenance of products and services to the CLECs in substantially the same time and manner as we do for our retail customers. This substantially equal or uniform treatment of retail and wholesale customers is called parity. Since AT&T is committed to parity for our retail and wholesale customers, no department may implement or authorize the implementation of a retail or affiliate component of a change/project in a different timeframe than the implementation for wholesale without advance written approval from Connie A. Hernandez, General Manager - Wholesale, or her assigned delegate.

     5. The IT PMO distributes client requests to the appropriate IT SMEs (Subject Matter Experts). It is the responsibility of the IT SME, in addition to the client's CLEC assessment, to analyze the CLEC impacts from a system perspective, clearly documenting and communicating impacts. All documentation must be retained for auditing purposes. Impacts identified during the system assessment must be communicated to the requesting client. The requesting client will coordinate the remaining project activities with the wholesale SPOC so CLEC notification requirements can be determined. Mandatory discussion must occur with the requesting client when IT's assessment differs from that of the client.

     6. Each software development lifecycle must include CLEC impact assessment and documentation and at a minimum must include:

               - Requirements phase with positive/regression impact questions/statements.

               -    Design and code phase.

               -    Documented testing criteria, conditions and/or test cases:

                         - Positive testing is required for all regions and all versions affected when impacts are present. If the change/project is defect related, defect

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                              specific positive testing for all regions and all versions affected is required.

                         - Regression testing is required for all regions and all versions, when possible, when impacts are not present but the system/application contains wholesale data or is documented as a CLEC impacting application. If the change/project is defect related, defect specific regression testing is required for all regions and all versions, when possible.

                         - Integrated Testing with CLECs, as appropriate, for certain types of projects, such as new product introduction.

     7. CLEC testing may be necessary for some system changes and require OSS front end and back end systems to be available for designated timeframes for CLEC use.

     8. AT&T uses various means to communicate with the CLECs, including face-to-face meetings, online posting of information, conference calls, and the Accessible Letter process.

               - Accessible Letters are the responsibility of the client organization. If the IT solution is CLEC impacting and the client organization initially determined no impact, IT must communicate the impact to the requesting client. The requesting client will work with the wholesale SPOC to determine appropriate CLEC notification requirements.

               - There are 271 Performance Measurements associated with AT&T's compliance to the Accessible Letter Process.

               - Specific information regarding Accessible Letter requirements may be found in the "AT&T Competitive Local Exchange Carrier (CLEC) 13-State Interface Change Management Process" document located within the Change Management web site https://clec.att.com/clec/shell.cfm?section=120.

9.   Problem Resolution Process

               - Should AT&T implement a CLEC impacting change without appropriate CLEC notification or implement a change to a system, process, or procedure that has an adverse impact on the CLEC community, all departments will fully support the investigation and resolution of each occurrence.

               - During the investigation, the department causing the occurrence will be held responsible for facilitation and coordination of the resolution.

               - Identification of a corrective action/implementation plan for a resolution must occur within 72 hours, or within guidelines consistent with each department's established defect procedures.

[November 2006]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

AT&T INFORMATION TECHNOLOGY OPERATIONS USE OF DATA CENTER BUILDING AND COMPUTER ROOM SPACE POLICY

This Executive Summary Information Technology Operations (ITO) policy covers three primary areas:

ITO Data Center Buildings primary function should be providing and supporting a Data Center "Computer Room" environment. ITO will manage and control access to these buildings. At these buildings, where possible, Administrative space that can be reclaimed and converted into Computer Room space will be. Assignment and use of Administrative space at these buildings should be prioritized for those functions that need to be collocated with computer and data network equipment. With current technology and automation/systems management tools available, there are relatively few functions/positions that need to be collocated at a Data Center site (in the same building as the Data Center "Computer Room") with the Computer Host/Data Network equipment. Functions/positions that need to be, or might benefit from collocation will be prioritized and placed at the data center site as administrative space allows.

The ITO Data Center Computer Room environment needs to be a secured, controlled environment utilized for computer and data network equipment.
Administrative/Personnel use of and access to the environment will be limited and controlled by ITO to only that needed.

ITO Data Center Operations will be the provider of on-site, hands-on services that need to have personnel located on the Computer Room floor. ITO Data Center Operations will be responsible for controlling and coordinating access as-needed for any other groups or organizations needing access to the Computer Room floor to provide other service.

                                     POLICY

ITO Managed Data Center Building:

Primary use of designated "Data Center" building at location is supporting ITO Managed Computer Room environment; Hardened, controlled access, raised floor space for computer and data network equipment.

ITO is the primary tenant - there is an understanding with Real Estate that ITO is the primary driver for overall building management; ITO manages/controls access to the building as well as the Computer Room space within the building.

ITO Computer Room environment is the primary user of building infrastructure support systems (Power, HVAC, UPS, Switchgear, ASTS, battery, generator backup).

Ideally an ITO Managed Data Center is:

Fully Hardened and Secure, with dual & separate network facility entrances to serving COs.

Fully Hardened means:

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     - At least N+1 redundancy for all building infrastructure, power and HVAC components (N). 2N +1, 2(N+1) design is preferred, where: there are at least 2 redundant (N) units - 1 for failover capability + 1 "extra" unit to allow maintenance and testing - for every component.

     - UPS/Switching system w/ Automatic Switching capability - no single point of failure in the power/cooling distribution systems all the way to computing device.

     -    Battery backup, Emergency Power System Generator backup.

With current technology and automation/systems management tools available, there are relatively few functions/positions that need to be collocated at the "data center" site (in the same building as the Data Center "computer room") with the Computer Host/Data Network equipment. Functions/positions that need to be, or might benefit from collocation should be prioritized and placed at the data center site as space allows.

The following functions are viewed as those needing to be collocated at the data center with the Computer Host/Data Network equipment:

Site Management

Computer Hardware Support

Network Hardware Support

Tape (or other input/output media) Operations/Support

The following functions are viewed as those that don't need to be collocated, but benefit from collocation:

Systems Administration or System Software Support (Midrange or Server based platforms)

Turfed Network Design/Planning support

Other functions, while not needing to be collocated with computer/Data Network Equipment, can benefit from being at the data center location in order to utilize the 24X7 UPS/Backup power systems:

Operations Control Centers (i.e., SOC, ROCC, NOCC, EPAS, EMAS etc.)

Therefore, in data center locations, priority should be given to the positions/functions listed above.

Other positions/functions should not be placed in Data Center locations. They should be placed, or relocated if it makes business sense, into sites with more available administrative space. If necessary, current functions/positions that do not need to be collocated at the "data center" site should be restacked or relocated to clear needed space.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Within the Data Center:

Conditioned Raised Floor Space (i.e., the "Computer Room" - see definitions at end of this section) will be utilized for the support of computing and communications (data network) hardware. With the exception of Tape, Print or other input/output media Operations personnel, administrative functions and/or personnel will be supported from administrative areas, and not placed on Conditioned Raised Floor Space.

In cases where administrative functions and/or personnel are occupying Conditioned Raised Floor Space (Computer Room) or Raised Floor Space (space that while not currently conditioned, could be conditioned and utilized as "Computer Room") space, ITO's strategy will be:

To identify such space and reserve it where possible (avoid placing additional administrative functions and/or personnel in that space).

As need or opportunities arise, to attempt to relocate functions and personnel to administrative space (off of raised floor) and reclaim the raised floor space for support of computing and communications hardware - as it makes good business sense to do so. ITO will look to business triggers, such as specific needs for raised floor space, as drivers.

To segregate and clearly delineate any such space from the Conditioned Raised Floor space (the "Computer Room") until such time that it makes good business sense to reclaim the space as Conditioned Raised Floor Space. Examples of such segregation would be Operations or User Administration "Control Rooms", which may be occupying Raised Floor Space, but should be physically separated from, and not considered to be part of, the Conditioned Raised Floor "Computer Room" as defined.

The ITO Data Center Operations organization coordinates and controls access to ITO managed Computer Room areas*.

* If a location is a Data Network Only site (i.e., only contains data network equipment, no computer host equipment), the ITO Network and Field Operations organization coordinates and controls access to ITO managed Computer Room areas. If there is a separate Data Network equipment area/room on or within the ITO managed Computer Room, the ITO Network and Field Operations organization coordinates and controls access to that area.

With current technology, remote management capability and automation/systems management tools available, there are relatively few functions/positions that need real-time, or all the time access to the Computer Room area. The following functions/positions are viewed as those needing real-time or all-the-time access to the Computer Room areas:

Site Management (Site/Facilities Support)

Computer Hardware/Operations Support

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Tape (or other input/output media) Operations/Support

Network Hardware/Operations Support

In the ITO data centers, these functions/positions will be provided by Information Technology Operations.

Other functions/positions, such as Systems Administration, Systems Software Support, Data Network Support, Vendors, etc. may need access to the Computer Room areas. In order to maintain as secure an environment as possible, ITO's policy is to limit that access to only what is needed, applying change control while not preventing access when needed.

The ITO Computer Operations-Site Management and Operations Support organization will provide and control the access mechanisms to ITO managed Computer Room areas. Access should be limited to the level needed, so the only functions given real-time or all-the-time access to the Computer Room areas would be those needing that level. Other functions should be given access on an as-needed basis rather than a real-time or all-the-time basis.*

* If a location is a Data Network Only site (i.e., only contains data network equipment, no computer host equipment), the ITO Network and Field Operations organization will provide and controls access to ITO managed Computer Room areas.

ITO Data Center Operations and/or ITO Network and Field Operations personnel will perform or coordinate any/all hands-on operations support (i.e., any function requiring that a piece of computing/communications hardware be physically handled) in the Computer Room area.

ITO Data Center Operations personnel will be responsible for providing Site Management support at ITO data center sites, including the following functions:

                                PHYSICAL SECURITY

Controlled access mechanism and processes for access to the data center site

Controlled access mechanism and processes for access within the data center site (computer room areas, communications areas or other separate areas within the data center site)

Power Management

Raised Floor Management

Environmental (HVAC) Management

Building infrastructure Hardware (PDUs, air handlers, chillers, pumps, UPS, batteries, generators, etc.) installation/de-installation scheduling/coordination.

Under floor/vertical riser Management

Electrical connection installation/de-installation

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Electrical Maintenance Coordination

Site Management Vendor scheduling/coordination

ITO Data Center Operations and/or ITO Network and Field Operations personnel will be responsible for coordinating computing/communications hardware support in the Computer Room, including the following functions:

Computer and communications (network) hardware equipment vendor scheduling/coordination.

Computer and communications (network) hardware equipment installation/de-installation and maintenance.

Data Network connections (coax, twisted pair, fiber, etc.)
installation/de-installation.

Computer hardware connections (bus/tag cables, fiber, escon, ficon, etc.) installation/de-installation.

Any on-site, hands-on computer and communications (network) hardware problem management (any hands-on support required, vendor coordination).

Tape and other input/output Media Operations in the Computer Room area will be the responsibility of the ITO Data Center Operations organization.

Placement decisions on the Computer Room floor for computer/communications hardware and installation (coordination) of computer/communications hardware in the Computer Room will be the responsibility of the ITO Data Center Operations and/or ITO Network and Field Operations organizations. The ITO Data Center Operations and/or ITO Network and Field Operations groups will work with Client business partners to ensure all requirements affecting such decisions are understood and met.

To the extent possible, all paper, packing, containers, shipping material, etc. shall be kept out of the Computer Room. Unpacking of equipment shall be completed in a staging area, separate from the Computer Room area, before equipment is delivered to the Computer Room area for installation. If a separate staging area is not available, all shipping or packing material shall be removed from the Computer Room as soon as possible. No containers, shipping or packing material is allowed to remain in the Computer Room area. The Computer Room shall not be used as storage area. Equipment or material to be stored should be kept in separate storage areas, off of the Computer Room floor.

In the ITO data center sites, only 60 Hz electrical service is available. Alternate electrical services (e.g. 415 Hz, negative 48 volt DC) is not available.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   DEFINITIONS

Raised Floor Space: Area within a building that has a raised sub-floor. This raised sub-floor is generally 24" - 36" high, usually 24" square floor tiles on top of spaced floor stanchions. Raised sub-floor can be used to run electrical, computer, network cables or connections, under-floor cooling and other items used to support computer or network equipment. While probably designed to support a Computer Room area, this space may or may not currently be utilized as such.

Conditioned Data Center Space ("Computer Room"): Generally separated space for computer or network equipment; either Raised Floor Space or non-raised floor space within a data center building equipped with appropriate power, heating, air-conditioning. Backup power generators support this space and uninterruptible power systems (UPS) are used to switch over from commercial power. This space is used to house and support computer host equipment and network equipment.

On-Site Operations Support: Computer Operations support functions that need to be collocated with computer/network equipment on or in close proximity to the Conditioned Data Center Space (i.e. the "Computer Room"): Site/Facilities Support, Hardware Support (including Computer Host and Network Hardware), Input/Output/Tape or other Media Operations Support.

Rationale

AT&T Services, Information Technology Operations (ITO) has been charted by AT&T to provided Data Center/Computer Operations services. The AT&T Services, ITO service model is to provide a centralized, standardized, scalable set of services, which clearly delineates which groups perform and are responsible for what functions. In the data center computer operations environment, ITO is responsible for managing computer related service availability and security. In order to provide that service and security and maintain a large-scale centralized, standardized environment, it is important that ITO:

1. Have consistency in what does/doesn't go on the computer room floor, have consistency in systems/network design and placement so that operating environment can be standardized as much as possible. This drives lower costs and improved support levels.

2. Maintain tight control over the data center environment as this is critical to ensure systems availability. Therefore, ITO needs to control and coordinate access, limiting the number of personnel who have access to and work within the data center computer room environment.

                                 RESPONSIBILITY
                            MANAGEMENT RESPONSIBILITY

Management is responsible for ensuring all individuals who have responsibility for functions related to the ITO Data Center Computer Room environment are aware of this policy and

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

associated standards and guidelines. Managers should communicate and review this policy with their subordinates.

                           INDIVIDUAL ACCOUNTABILITY

Clients or users of IT Operations services and all individuals who have responsibility for functions related to the ITO Data Center Computer Room environment are responsible for understanding and complying with this policy.

                               REFERENCES AND AIDS

General Information about ITO services, organizations:

http://ito.sbc.com/

Refer questions and requests for waivers for this policy to the TSS Exception process for ITO Policy Waivers.

                                   GOVERNANCE

Governance related to this ITO Policy is provided via TSS process.

                                   EXCEPTIONS

If you feel that you have a valid business need that requires you to vary from this policy, you can request an Exception to this Policy. To submit a TSS Exception, visit http://exceptions.sbc.com to complete and submit a request that provides details about your activity and why an exception is required.

Submitting a TSS Exception request does not mean that you can vary from the Policy, your request will be evaluated to determine if a waiver is warranted.

                                 POLICY MANAGER

Name: Rick Kilian
Phone: (925) 823-3748
Email address: rk1543@att.com
Approvals

Author(s): Rick Kilian, Principal Technical Architect - Data Center Planning

Reviewed by: ITO AVPs, ETP&I Principal Technical Architects.

Final Approval: Senior VP Information Technology Operations, Technology Architecture Board

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

EXTERNAL ENTITY CONTRACT SECURITY REQUIREMENTS

Security Requirements

                                SYSTEM SECURITY

1. The Supplier must actively monitor industry resources (e.g. www.cert.org, pertinent software vendor mailing lists & websites, etc) for timely notification of all applicable security alerts pertaining to the Supplier computing environment.

2. The Supplier's externally-facing systems must be scanned with applicable industry standard security vulnerability scanning software (including but not limited to network, application & database scanning tools) at regular intervals.

3. The Supplier's internally-facing systems must be scanned with applicable industry standard security vulnerability scanning software (including but not limited to network, application & database scanning tools) at regular intervals.

4. The Supplier must share scanning results with AT&T for those resources used to support AT&T.

5. The Supplier's security administration responsibilities for configuring host operating systems must be assigned to specific individuals.

6. The Supplier must apply applicable security patches in a timely manner, according to these minimal guidelines:

     -    An exploit exists and attack is underway: must work on patching 24x7

     - An exploit exists and attack is determined to be relatively imminent: must patch within 7 days

     - An exploit exists and attack is determined to not be imminent: must patch within 30 days

     -    An exploit doesn't exist yet: must patch within 90 days

7. The Supplier security staff must average more than three years of experience in information/network security.

8. The Supplier's systems must be 'hardened' including, but not limited to, removing or disabling unused network services (e.g. finger, rlogin, ftp, simple tcp/ip services, etc.) and installing a system firewall, TCP Wrappers or similar technology.

9.   All default account names and/or default passwords must be changed.

10. The Supplier must limit system administrator/root access to host operating systems only to individuals requiring high-level access in the performance of their jobs.

11. The Supplier must require system administrators to restrict access by users to shares and target directories related to their jobs.

                                PHYSICAL SECURITY

12. The Supplier's computing environment must be located in secure physical facilities with limited and restricted access to authorized individuals only.

13. The Supplier's computing environment access must be monitored and recorded for audit purposes.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                NETWORK SECURITY

14. The Supplier must separate AT&T's data from the Internet and the destination web servers with firewall technology. For clarification on this question, see diagram.

                                   (DIAGRAM)

15. The Supplier must provide a logical network diagram detailing the computing resources (including, but not limited to firewalls, servers, etc) that will support AT&T.

16. The Supplier must have a process and controls in place to detect and handle systematic unauthorized attempts to access AT&T data.

17. The Supplier must utilize encryption technologies for the transfer of AT&T information over untrusted networks. This also applies to electronically transmitted email communications containing proprietary AT&T data or information.

18. The Supplier must utilize strong authentication (e.g. two factor token or digital certificates) for remote access.

                              INFORMATION SECURITY

19. The Supplier must not collocate AT&T's application/data on the same physical servers with other customers unless approved by AT&T.

20. Documented controls must be in place and approved by AT&T to ensure separation of data and security information between customer applications if physical separation does not exist.

21. The Supplier must have a procedure for the backup, secure transport and storage of AT&T data approved by AT&T.

22. The Supplier must have a business continuity plan subject to approval by AT&T.

23. The Supplier must limit access to AT&T information, including paper hard copies, only to AT&T-authorized persons or systems.

24. The Supplier must be compliant with any applicable industry-mandated security requirements, such as the Payment Card Industry Data Security Standards.

25. The Supplier must retain records according to and in compliance with any mandated federal, state, local and foreign laws, ordinances, regulations and codes and any additional security requirements specified therein.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

26. The Supplier must securely dispose of or return AT&T information, including paper hard copies, when the Supplier no longer needs the information, according to a method approved by AT&T. (e.g. degaussing, overwriting, performing a secure erase, performing a chip erase, shredding, cutting, punching holes, breaking)

27. The Supplier must utilize AT&T-standard privacy markings for AT&T information.

                          AT&T Proprietary Information
            Not for use or disclosure except under written agreement

     Or an alternative marking reviewed and approved by AT&T to appropriately correspond to and protect the classification of the information.

                        IDENTIFICATION AND AUTHENTICATION

28.  The Supplier must assign unique userids to individual users.

29. The Supplier must have a documented Userid Lifecycle Management process including procedures for approved account creation, timely account removal, and account modification (e.g. changes to privileges, span of access, functions/roles) for all applications and across all environments (production, test, development, etc).

30. The Supplier must enforce the rule of least privilege (i.e. limiting access to only the commands and data necessary to perform authorized functions according to ones job function).

31. The Supplier must limit failed login attempts (e.g. three to six) before locking the user account.

32. The Supplier must terminate interactive sessions that have been inactive for a designated period of time, not to exceed 30 minutes.

33. The Supplier must require password expiration at regular intervals of 90 days or less unless approved by AT&T.

34. The Supplier must use an AT&T-approved authentication method based on sensitivity of information When passwords are used, they must meet these requirements:

          -    Passwords must be a minimum of 6 characters in length.

          - Passwords must contain at least one number or special character in other than the first or last position.

          - The same character must not occur in three consecutive positions in the password.

          -    Passwords must not be blank or a repeat of the USERID.

          - Passwords must differ from the USERID by at least three positions.

          - The new password must differ from the previous password by at least two positions.

          - Passwords may be case sensitive - depending on system capabilities.

     Note: (Applications housing Restricted Proprietary Information may require an authentication mechanism stronger than passwords. Examples of stronger authentication methods include SecureID, digital certificates, passphrase, and biometrics. Discuss with your AT&T CSO representative.)

35. The Supplier must use a secure method for the conveyance of passwords and other authentication mechanisms.

                                 WARNING BANNER

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

36. The Supplier must display a warning or "no-trespassing" banner on applicable login screens or pages.

     (EXAMPLE LONG VERSION):

     This is an (company name) system, restricted to authorized individuals. This system is subject to monitoring. Unauthorized users, access, and/or modification will be prosecuted.

     (EXAMPLE SHORT VERSION):

     (company name) authorized use ONLY, subject to monitoring. All other use prohibited.

                           SOFTWARE AND DATA INTEGRITY

37.  The Supplier must scan for viruses.

38.  The Supplier must separate non-production systems/data from production.

39. The Supplier must have a documented software change control process including back out procedures.

40.  The Supplier must have database transaction logging features enabled.

41. The Supplier must review code to find and remediate security vulnerabilities.

42. The Supplier must perform Quality Assurance testing for the application functionality and security components (e.g. testing of authentication, authorization, and accounting functions, as well as any other activity designed to validate the security architecture).

                                 PRIVACY ISSUES

43. The Supplier must not sell, rent, lend, trade or lease any AT&T information (including information obtained on AT&T's behalf) without written approval from AT&T.

44. The Supplier must restrict access to any Personally Identifiable information to authorized individuals.

                        MONITORING AND AUDITING CONTROLS

45. The Supplier must restrict access to Security logs to authorized individuals.

46.  The Supplier must regularly review Security logs.

47.  The Supplier must keep Security logs for a minimum of 6 months.

48. The Supplier must provide AT&T audit rights to verify Supplier's compliance with the contractual Security Requirements agreed to by Supplier. AT&T and Supplier must schedule the audit within thirty (30) days of AT&T's notice requiring an audit unless a security breach has occurred. In the event a security breach has occurred, AT&T and Supplier must schedule the audit within one (1) day of AT&T's notice requiring an audit.

49. The Supplier must provide AT&T within thirty (30) days from the publication of the audit report identifying any noncompliance with the contractual Security Requirements agreed to by Supplier, a written report of completed or proposed corrective actions addressing each noncompliance found in the audit.

                              REPORTING VIOLATIONS

50. The Supplier must have a documented procedure to follow when an unauthorized intrusion or other security violation is suspected which includes immediate notification to the AT&T BU Sponsor, who has the responsibility to immediately notify the AT&T Incident Response Team.

                        SECURITY POLICIES AND PROCEDURES

51. The Supplier must periodically review the above agreed upon security controls to ensure that they are appropriate and are effectively protecting AT&T's data.

52. The Supplier must notify AT&T of any policy changes that could impact the security controls put in place to secure AT&T's data.

                     SOFTWARE DEVELOPMENT AND IMPLEMENTATION

53. The Supplier shall follow AT&T Security Policy & Requirements (ASPR) when developing or implementing any software applications for use at or by AT&T. ASPR is available http://cso.att.com/ASPR/Library.html

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule E.3
                                                                      AT&T Rules
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

LIMITED OFFSHORE REMOTE ACCESS

To the extent approved by AT&T's Executive Director of the Offshore Management Office, Amdocs Offshore Personnel may perform Services and access AT&T Data on an as needed basis (e.g., to perform after-hours work) from their home location with specifically designated and approved computers provided by Amdocs ("Remote Access Computer"), subject to the following:

     -    Access to AT&T Data by Offshore Personnel will be done only by:

               -    First, accessing the Amdocs network

               - Second, from the Amdocs network, accessing the AT&T network through a "Virtual Workstation"

     - Connection from the Amdocs network to the AT&T network is defined by AT&T. Currently this is done through a dedicated Business to Business
          (B2B) network connection.

     - Each Remote Access Computer will have Amdocs provided anti-virus and firewall Software installed and operating in accordance with the Agreement.

     - Each Remote Access Computer will only access AT&T Data through an Amdocs provided VPN tunnel that is authenticated using a strong two-factor token solution.

     - Amdocs will implement and enforce commercially reasonable password complexity requirements that are not less strict than those required under this Agreement.

     - Amdocs Personnel using Remote Access Computers will only be able to connect to the Virtual Workstation or Citrix server in an AT&T facility, from the Amdocs network, using Microsoft Remote Desktop Connection or Citrix ICA protocol. Only domain accounts will be allowed to connect to such computers and those domain accounts will be configured by Amdocs on the target computers (i.e. the AT&T facility computer) as having permission to connect. Local accounts on that computer shall not be configured or allowed. Only accounts under the security control of the Windows domain will be permitted.

     - All traffic over the public internet shall be highly encrypted (i.e., at least 128 byte encryption).

     -    Session timeouts shall be enabled by Amdocs, per AT&T guidelines.

     - Security audit logs will be maintained by Amdocs to track system events, including login attempts, user sessions, logoffs, configuration changes, and other pertinent events and data.

     - Virtual Workstations will be configured such that Offshore Amdocs Personnel will be unable to download or copy AT&T Data to their local devices such as disk drives, USB drives, writeable CDs, etc. Such configuration settings will be controlled centrally and editable only by authorized administrators.

     - Amdocs will be responsible for all costs associated with setting up the offshore remote access solution, as described above.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                              MANAGED THIRD PARTIES

                                                                  Schedule E.5.a
                                                           Managed Third Parties
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                       THIRD PARTY CONTRACTORS (SUPPLIERS)

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                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              MANAGED THIRD PARTIES

                                                                  Schedule E.5.a
                                                           Managed Third Parties
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              MANAGED THIRD PARTIES

                                                                  Schedule E.5.a
                                                           Managed Third Parties
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                       THIRD PARTY CONTRACTORS (SUPPLIERS)

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                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              MANAGED THIRD PARTIES

                                                                  Schedule E.5.a
                                                           Managed Third Parties
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule F.2
                                                                Equipment Leases
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                           INSCOPE/
LESSOR  ENTITY  REGION  SCH #  START DATE  EXP DATE  TERM  RETAINED  TOWER  DESCRIPTION  SER NUMBER  DEPARTMENT NAME  ZIP CODE   OWN
------  ------  ------  -----  ----------  --------  ----  --------  -----  -----------  ----------  ---------------  --------  ----
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
 [**]    [**]    [**]    [**]     [**]       [**]    [**]    [**]     [**]      [**]        [**]           [**]         [**]    [**]
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

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                  Schedule F.2.a
                                 AT&T Provided Leased Assets Now Owned by Amdocs
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Business       Sched   PO   Start  Ex         Ser          Ret                                     Whole       Last Site
  Unit    ACB Number Number  Date Date  Own Number Status Date Purchase [**] [**] Type Model Maker  Name First Name Code
-------- ---- ------ ------ ----- ---- ---- ------ ------ ---- -------- ---- ---- ---- ----- ----- ----- ----- ---- ----
  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]   [**]  [**]   [**]   [**] [**] [**]  [**]  [**]  [**]  [**] [**] [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                 Software Agreements Globally Used within AT&T

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                                                          AT&T REAL
                                                                                         YELLOW PAGES
                                                                                           LICENSEE
                                                                                         (SW); OWNER
                                                                                           / LESSEE    CAN ENTIRE
  OTHER PARTY    SW/HW/                                                                     (HW);        AGR. BE      AGR.
   (VENDOR /      SVC/   AGREEMENT                                     AT&T PARTY TO      RECIPIENT     ASSIGNED?  EFFECTIVE
   SUPPLIER)      DATA      TYPE     AGREEMENT TITLE   AGREEMENT ID      AGREEMENT        (SERVICES)       Y/N       DATE
---------------  ------  ---------  -----------------  ------------  -----------------  -------------  ----------  ----------
[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission.

A total of 21 pages have been omitted


                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
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[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   SOFTWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                  HARDWARE AGREEMENTS GLOBALLY USED WITHIN AT&T

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]
[**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**] [**]

                      RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   HARDWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                                                              AGR.
                                                                                           EXPIRATION
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]      DATE
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----------
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    7/31/2000
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    9/30/1999
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    Evergreen
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                      RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                   HARDWARE AGREEMENTS USED BY DIRECTORY ONLY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                                                                              AGR.
                                                                                           EXPIRATION
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]      DATE
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----------
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    2/29/2004
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      Services Agreements Used by Directory

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                      SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                    MASTER LEASE AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

            FACILITIES-RELATED SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
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[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

            FACILITIES-RELATED SERVICES AGREEMENTS USED BY DIRECTORY

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                  Publishers of Software Purchased by Directory
                   through Software House International, Inc.

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                  Publishers of Software Purchased by Directory
                   through Software House International, Inc.

                                                                    Schedule F.3
                                                  Third Party Services Contracts
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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


                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                              THIRD PARTY SOFTWARE

                                                                    Schedule F.4
                                                            Third Party Software
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
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

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE G

                                 SERVICE LEVELS

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0   GENERAL.............................................................    1

2.0   DEFINITIONS.........................................................    1

3.0   ATTACHMENTS.........................................................    1

4.0   REPORTING...........................................................    2

5.0   SERVICE LEVEL [**]..................................................    3

6.0   SINGLE INCIDENT/MULTIPLE FAILURES...................................    4

7.0   EARN BACK...........................................................    5

8.0   PRO-RATED TARGET PERIOD.............................................    5

9.0   ADDITIONS, DELETIONS, MODIFICATIONS AND NOTICE......................    6

10.0  ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS...    6

11.0  ADDITIONS AND DELETIONS OF KEY MEASUREMENTS.........................    8

12.0  CRITICAL DELIVERABLES...............................................    9

13.0  COMMENCEMENT OF OBLIGATIONS.........................................   10

14.0  COOPERATION.........................................................   10

15.0  CONTINUOUS IMPROVEMENT..............................................   10

16.0  IMPROVEMENT PLAN FOR KEY MEASUREMENTS...............................   10

17.0  MEASURING TOOLS.....................................................   11

18.0  TIMES...............................................................   11

19.0  EXCEPTIONS..........................................................   11

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                 SERVICE LEVELS

1.0 GENERAL

This Schedule sets forth certain quantitative Critical Service Levels, Key Measurements and Critical Deliverables against which Amdocs' performance shall be measured. As of the applicable Commencement Date, Amdocs will perform the Services at or above the performance levels described in this Schedule.

Service Levels outlined in Attachment A.b and B.b are applicable to the Services being provided to the BAPCO Entities. These metrics shall be active and in effect until the BAPCO Consolidation is complete. Upon BAPCO Consolidation the Service Levels set forth in {Attachment B} apply for all Eligible Recipients.

2.0 DEFINITIONS

Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules (including Attachment E to this Schedule G).

3.0 ATTACHMENTS

The following Attachments are hereby incorporated by reference:

Attachment A: Service Level Matrix for Critical Service Levels and Key Measurements

Attachment A.b: Service Level Matrix for Critical Service levels and Key Measurements in support of Services provided to BAPCO Entities until completion of Modernization.

Attachment B: Service Level Definitions

Attachment B.b: Service Level Definitions in support of Services provided to BAPCO Entities until completion of Modernization.

Attachment C: Critical Deliverables

Attachment D: Measurement Tools and Methodologies

Attachment E: SLA Terms and Glossary

Attachment F: Help Desk Problem Classification and Response Time

Attachment G: Customer Service Request Problem Classification and Response Time

Attachment H: System Type Classification

Attachment I: [intentionally omitted]

Attachment J: [intentionally omitted]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Attachment K: Project Process Deliverables

Attachment L: [intentionally omitted]

Attachment M: ADM Quality Measurements

Attachment N: Tier 1 & Tier 2 Online Schedule

Attachment O: [intentionally omitted]

Attachment P: [intentionally omitted]

Attachment Q: [intentionally omitted]

Attachment R: Lease Refresh Process

Attachment S: Conversion Quality Standards

Attachment T: Production Schedule for Batch Applications

Attachment U: [intentionally omitted]

Attachment V: Performance Action Committee

4.0 REPORTING

Unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on a monthly basis beginning on the Commencement Date. [**], Amdocs shall provide to AT&T, [**].

Amdocs shall provide [**], and Amdocs shall provide [**]during the Term.

Amdocs will [**] for which Amdocs [**] to Amdocs [**] meet the Service Levels by:

1.   Promptly [**];

2.   Promptly [**];

3.   Using [**]as soon as practicable;

4.   Advising [**];

5.   Providing [**]; and

6.   Making [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

5.0 SERVICE LEVEL [**]

In the event of a Service Level Failure in respect of Critical Service Levels, Amdocs shall [**]:

1. [**] the information required to calculate the Service Level [**] in the event of a Service Level Failure of a Critical Service Level. For each Critical Service Level Failure, Amdocs shall pay to AT&T, or credit against Monthly Charges, subject to the limitations set forth herein, a Service Level [**] that will be computed in accordance with the following formula:

[**]

For example, assume that Amdocs fails to meet the Minimum Service Level for a Critical Service Level; [**]; and the applicable Service Level [**]:

[**]

2. If more than [**].

3. In no event shall the amount of Service Level [**].

4. [**], Amdocs shall notify AT&T in writing of any Service Level Failures [**]such Service Level Failures, which notice shall be [**]. The monthly reports shall also describe [**] the month.

5. [**] Amdocs will be [**], subject to [**], shall be [**] for the month following the completion of the [**]. For example, the amount [**], with respect to Service Level Failures [**] shall be set forth [**].

6. [**] in the following circumstances:

-  [**]

7. Where a [**], as the case may be, for multiple [**] of AT&T.

6.0 SINGLE INCIDENT/MULTIPLE FAILURES

If a single incident results in multiple Minimum Service Level Failures, the Service Level failure related to the root cause of the problem will be used [**] the root cause will follow the usual escalation pathway. The [**], or of Service Level [**]. The Parties agree further that [**] such Minimum Service Level Failures [**].

7.0 EARN BACK

With respect to any [**], Amdocs will have an [**]. If Amdocs [**] hereunder. If such [**], then Amdocs shall [**] on Amdocs' invoice to AT&T for the [**].

Notwithstanding the preceding paragraph:

1) The [**], unless such failure occurs during a [**] below.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

2) Where a [**], as the case may be, for multiple [**], AT&T is [**] pursuant to the [**] AT&T, then Amdocs shall [**] the failure in respect of [**].

8.0 PRO-RATED TARGET PERIOD

"Pro-Rated Target Periods" will be defined jointly by the Parties, in order to allow for Transition Period activities, stabilization of the modernized Systems upon Acceptance of the Modernization Milestones (each, a "Modernization Pro-Rated Target Period") and stabilization of new Application Software upon Acceptance (each, a New Application Pro-Rated Target Period). During the Pro-Rated Target Periods, Amdocs will be [**].

In the event either Party is of the opinion that the Pro-Rated Target Period should be extended for a period of time beyond the initially agreed upon period, the Parties will meet and negotiate such extension, if any, in good faith.

Failure to meet a pro-rated (reduced) target during the Pro-Rated Target Period shall only be considered a failure of the Expected Service Level and not a failure of the Minimum Service Level during a Pro-Rated Target Period.

     1. Transition Pro-Rated Target Periods: duration, impacted metrics and associated pro-rated (reduced) targets to be mutually agreed upon prior to the start of the Transition Period

Except as otherwise specified in this Schedule or agreed by the Parties, "Modernization Pro-Rated Target Period" means [**] following Acceptance of a Modernization Milestone. For each of the Modernization Pro-Rated Target Periods associated with a conversion restricted to a single region or other unit of the business (e.g., state), the Pro-Rated Target Period (and its relief from any portion of Service Level [**]) shall apply [**].

New Application Pro-Rated Target Periods may be established in cases associated with the implementation and installation of new Application Software. Such Pro-Rated Target Periods, the impacted Service Levels and associated pro-rated (reduced) targets will be mutually agreed upon by the Parties on a case-by-case basis and established in advance of the implementation/installation.

9.0 ADDITIONS, DELETIONS, MODIFICATIONS AND NOTICE

New Performance Categories, Critical Service Levels, Service Level [**] and Key Measurements (but not the At Risk Amount) may be added, deleted or modified [**], as specified herein, subject to maintaining the Maximum Number of Measurements. For example, additions or substitutions may occur in conjunction with changes to the environment and the introduction of new Equipment or Software or means of Service delivery; provided, however, that where such Equipment or Software or means of Service delivery is a replacement or upgrade of existing technology, there shall be a presumption of equivalent or improved performance.

AT&T will send written notice to Amdocs at least [**] prior to the effective date of the: additions, deletions or modification to Performance Categories; additions, deletions or modifications to Service Levels, which include the movement of Critical Service Levels to Key Measurements or Key Measurements to Critical Service Levels; or modifications to Service Level [**]. AT&T may send only one such notice, [**]. Such notice shall include changes necessary to accommodate the addition of new Performance Categories.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

10.0 ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS

AT&T may add, modify or delete Critical Service Levels as follows: MPAA

1. Additions. Expected Service Levels, Minimum Service Levels and Premium Service Levels associated with added Critical Service Levels will be computed as follows:

1.1. [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

[**]   [**]   [**]   [**]

1.2. In setting the Expected Service Level, Minimum Service Level or Premium Service Level for any Critical Service, if either Party is of the opinion that one of more Service Periods should be disregarded due to it being significantly higher or lower than the rest of the other Service Periods, then the Parties will negotiate in good faith to consider disregarding such Service Periods in establishing the associated targets. If any Service Periods are excluded from the determination of an Expected Service Level, Minimum Service Level or Premium Service Level pursuant to the preceding sentence, then the relevant Measurement Period shall be a minimum of [**] of data from the [**].

1.3. Amdocs shall begin providing monthly measurements [**] after Amdocs' receipt of AT&T's written request and subject to agreement on such measurements in accordance with the Change Control Procedures.

1.4. Notwithstanding the foregoing, upon the introduction of a new Application, other than Modernization Services, by AT&T, the Expected Service Level, Minimum Service Level and Premium Service Level for the Availability of such Applications should be as defined in the new Application Order. Following installation, Amdocs shall [**]. Amdocs shall be entitled to a New Application Pro-Rated Target Period as defined in Section 8.0. At the end of [**], the Expected Service Level, Minimum Service Level, and Premium Service Level shall be [**] in accordance with Section 15 - Continuous Improvement.

1.5. Premium Service Levels will be calculated for the current set of existing Service Levels, defined in Schedule G Attachment A, upon [**]. Premium Service Levels for existing quarterly Service

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Levels and/or those Service Levels that do not have at least [**] will be negotiated in good faith by the Parties.

1.6. In the event the Service Levels calculated in accordance with the preceding paragraph 1.1 would have an [**], Amdocs will reasonably [**] to AT&T; in such event, the Parties shall attempt in good faith to agree during a [**] on an adjustment to such added Expected Service Level and a Minimum Service Level. In the event the Parties cannot come to an agreement on such adjusted levels, [**].

1.7. Subject to Article 7 of the Agreement, Critical Service Levels will be maintained with the implementation of the Modernization unless otherwise agreed by the Parties.

2. Modifications. AT&T may modify the Service Level [**] for Critical Service Levels and may designate existing Critical Service Levels as Key Measurements and promote existing Key Measurements to Critical Service Levels. AT&T may make changes to the Service Level [**] for any Critical Service Level within the Performance Category including changes necessary to accommodate the addition or deletion of Critical Service Levels or Key Measurements.

3. Deletions. AT&T may delete Critical Service Levels.

4. Impact of Additions, Modifications and Deletions of Critical Service Levels on Service Level [**]. When adding, modifying or deleting a Critical Service Level, [**]. If AT&T adds a Critical Service Level [**] the Service Level [**].

11.0 ADDITIONS AND DELETIONS OF KEY MEASUREMENTS

AT&T may add or delete Key Measurements as follows:

1. Additions. Expected Service Levels and Minimum Service Levels associated with added Key Measurements will be computed as follows:

1.1. [**] Amdocs provided service measurements exist for a particular Service the table below will be used to [**] Expected Service Level and Minimum Service
Levels:

[**]   [**]   [**]

[**]   [**]   [**]

[**]   [**]   [**]

[**]   [**]   [**]

[**]   [**]   [**]

[**]   [**]   [**]

[**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.2. In setting the Expected Service Level and Minimum Service Level for any Key Measurement, if either Party feels one of more Service Periods should be disregarded due to it being significantly higher or lower than the rest of the other Service Periods, then the Parties will negotiate in good faith to consider disregarding such Service Periods in establishing the associated targets. If any Service Periods are excluded from the determination of a Expected Service Level and Minimum Service Level pursuant to the preceding sentence, then the relevant Measurement Period shall be a minimum of [**] of data from the [**].

1.3. Amdocs shall [**] in accordance with the Change Control Procedures.

1.4. Notwithstanding the foregoing, upon the introduction of a new Application, other than Modernization Services, by AT&T, the Expected Service Level and Minimum Service Level for the Availability of such Applications should be as defined in the new Application Order. Following installation, Amdocs shall [**]. At the end of [**], the Expected Service Level and Minimum Service Level shall be [**] in accordance with paragraph 1.1 of this Section 11.

1.5. Subject to Article 7 of the Agreement, Key Measurements will be maintained with the implementation of the Modernization unless otherwise agreed by the Parties.

1.6. Deletions. AT&T may delete Key Measurements.

1.7. In the event the Service Levels calculated in accordance with the preceding paragraph 1.1 would have an [**], Amdocs will reasonably [**] to AT&T; in such event, the Parties shall attempt in good faith to agree during a thirty (30) day period on an adjustment to such added Expected Service Level and a Minimum Service Level. In the event the Parties cannot come to an agreement on such adjusted levels, [**].

12.0 CRITICAL DELIVERABLES

Schedule G - Attachment C sets forth the [**] in the event the Amdocs [**] as specified in Schedule G -Attachment C. [**] shall not be included in the [**]. The [**] charges for the month following the month during which [**]. For example, the [**] shall be set forth in the invoice [**].

13.0 COMMENCEMENT OF OBLIGATIONS

The obligations set forth herein shall commence on the Commencement Date or as otherwise specified in Attachment A referencing the column "Com + mos**". The numbers used in the column "Com + mos**" are in the format where "X" represents the number of months after the Commencement Date when Amdocs will be responsible to provide measurement data in support of the Critical Service Levels. Amdocs will [**], after the applicable Grace Period.

14.0 COOPERATION

The achievement of Service Levels may require the coordinated, collaborative effort of Amdocs with third parties. Amdocs will provide a single point of contact for the prompt resolution of all Service Level Failures, regardless of whether the reason for such Service Level Failures was caused by Amdocs.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

15.0 CONTINUOUS IMPROVEMENT

Critical Service Levels and Key Measurements will be modified at the end of each Contract Year during the Term as follows for Expected Service Levels, Minimum Service Levels and Premium Service Levels.

1. Each Expected Service Level, Minimum Service Level and Premium Service Level will be reset to [**] subject to the limitation set forth in paragraph 2 of this
Section 15.

2. In no event shall [**] Level, Minimum Service Level or Premium Service Level [**]. In addition, the Minimum Service Level [**] from a practical perspective. As an example, [**].

3. At the end of each Contract Year, the Parties will review the Critical Service Levels and Key Measurements to identify any service [**]. In the event the Parties so agree, for such service [**] would be maintained.

4. Continuous Improvement shall apply [**]. Amdocs will maintain [**].

16.0 IMPROVEMENT PLAN FOR KEY MEASUREMENTS

[**], Amdocs shall provide AT&T with [**] the Expected Service Level or the Minimum Service Level for the Key Measurement, [**]. The Parties shall [**]. Amdocs shall [**]. A Key Measurement that is [**] a Critical Service Level will [**] (without regard to the timing restraints of Section 9.0).

17.0 MEASURING TOOLS

As of the Commencement Date, Amdocs will use [**] the Critical Service Levels and Key Measurements designated. [**] prior to the commencement date [**].

If, after the Commencement Date [**], Amdocs desires to [**], Amdocs shall provide written notice to AT&T, in which event the Parties will [**] as necessary [**]; provided, however, if the Parties [**], Amdocs will [**] by the Parties. It is not anticipated that [**] Service Levels; rather, [**].

18.0 TIMES

Unless otherwise set forth herein, all references in this Schedule to times shall refer to local times of applicable location.

19.0 EXCEPTIONS

Without derogating from the provisions of Section 10.2 of the Agreement, Amdocs shall not be responsible for a failure to meet any Service Level to the extent that such failure is directly attributable to any of the following:

1.   [**], for which [**];

2.   [**] in advance that [**] such Service Level [**];

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule G
                                                                  Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3. Circumstances that excuse performance in connection with a Force Majeure Event as specified in Section 18.1 of the Agreement;

4. Execution of the Business Continuity Plan in support of an AT&T declared disaster.

5. The acts or omissions of any third party supplier of AT&T, vendor of AT&T, or other contractor of AT&T, unless they are operating as a Subcontractor of Amdocs or under Amdocs' instruction.

6. AT&T's refusal to implement additional hardware and/or software for which AT&T is financially and operationally responsible, of which Amdocs has provided AT&T at least thirty days prior notice (including Amdocs' inability to meet Service Levels), and has provided AT&T enough time to comply.

Any other case which may require an exception or escalation will be handled using the escalation procedures defined in Schedule E - Part 5.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment A
                                                         Critical Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

[**]                               [**]   [**]   [**]   [**]   [**]          [**]          [**]   [**]
[**]                                                           [**]          [**]          [**]   [**]
[**]                                                           [**]          [**]          [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]          [**]          [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]                 [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]          [**]          [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]                 [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment A
                                                         Critical Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]                 [**]   [**]   [**]
                     [**]          [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
              [**]                 [**]   [**]   [**]   [**]          [**]   [**]          [**]   [**]
[**]                               [**]   [**]   [**]   [**]          [**]          [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]                 [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]          [**]          [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment A
                                                                Key Measurements
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
       [**]   [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]
[**]          [**]   [**]   [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment A
                                                                Key Measurements
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

       [**]                 [**]          [**]          [**]          [**]   [**]
[**]                        [**]          [**]          [**]          [**]   [**]
[**]                        [**]          [**]          [**]          [**]   [**]
       [**]                 [**]          [**]          [**]          [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                      Schedule G, Attachment A.b
                                                         Critical Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Schedule A.b
Critical Service Levels
Key Measurements

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                      Schedule G, Attachment A.b
                                          BAPCO Entities Critical Service Levels
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                      Schedule G, Attachment A.b
                                                 BAPCO Entities Key Measurements
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                KEY MEASUREMENTS

       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]
       [**]                 [**]
[**]          [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE G

                                  ATTACHMENT B

                            SERVICE LEVEL DEFINITIONS

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

I.   CRITICAL SERVICE LEVELS:                                                  1

     A.   PERFORMANCE CATEGORY -ADM                                            1

     B.   [**]

     C.   PERFORMANCE CATEGORY - HELP DESK                                     4

     D.   PERFORMANCE CATEGORY - MAINFRAME                                     6

     E.   PERFORMANCE CATEGORY - CLIENT SERVER

     F.   PERFORMANCE CATEGORY -GOVERNANCE AND CROSS FUNCTIONAL

     G.   CRITICAL ONE-TIME DELIVERABLES

II.  KEY MEASUREMENTS                                                         11

     A.   PERFORMANCE CATEGORY -ADM                                           11

     B.   PERFORMANCE CATEGORY - HELP DESK                                    12

     C.   PERFORMANCE CATEGORY - MAINFRAME

     D.   PERFORMANCE CATEGORY - CLIENT SERVER                                13

     E.   PERFORMANCE CATEGORY - END USER - DESKTOP/LAPTOP                    13

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

I.   CRITICAL SERVICE LEVELS:

     This Section sets forth-qualitative descriptions of the Critical Service Levels that AT&T considers important to its business operations. The numerical Minimum Service Levels and Expected Service Levels associated with such Critical Service Levels are set forth in Schedule G - Attachment
     A. Subject to the other provisions of Schedule G, Amdocs' obligation with respect to the Service Levels and Deliverables specified in this Schedule is to meet or exceed the Services Levels set forth in Schedule G - Attachment A.

     AT&T does [**] for all Tier 1 and Tier 2 Applications. Amdocs will be responsible [**] identified to the Schedule G - Attachment N within [**] of the term of the Agreement. For the [**] it is expected that they currently meet the defined Expected and Minimum Service Levels. In case of discrepancies the issue will be resolved in accordance with Section 7.2 of the Agreement.

A.   PERFORMANCE CATEGORY -ADM

     GENERAL:

     Generally, in the ADM category, Tier 1 and Tier 2 Applications are defined in Schedule B. The AT&T Governance team will approve the modifications to the AT&T Tier 1 and Tier 2 Online Schedule and Batch Schedules.

     For purposes of calculating, outages shall be measured directly through the Problem Ticketing Systems and system log files and scheduling software. If times are not recorded in the Problem Ticketing system or are disputed, system logs will be utilized to calculate total Downtime.

B.   [**]

     This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     1. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     4. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     5. [**]

          The Key Business Deliverables Service level is directly related to any System outage that will cause a missed scheduled delivery of any of the following Deliverables. Any measurement is subject to a [**] root cause analysis before the determination of a Service Level [**].

          [**]

          The AT&T Governance Team may add, remove, and modify the key business Deliverables [**]every year through the term of the Agreement as part of the [**] review and changes of the SLA using the procedures defined in Schedule G. Any measurement or Deliverable that is changed by the Governance Team will [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          MEASUREMENT

          The calculation for this metric is defined as:

          [**]Or simplified:

          [**]This metric definition is being maintained in the Policy and Procedure Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     6. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     7. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     8. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     9. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     10. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     11. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     12. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     13. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

C.   PERFORMANCE CATEGORY - HELP DESK

     GENERAL: Unless otherwise indicated, all of the Critical Service Levels shall be measured as an [**] Measurement Window set forth on Schedule G - Attachment A.

     PROBLEM TICKET CREATION With one exception, all problem tickets are initiated by a call to the Help Desk. The exception occurs when Operations personnel open problem tickets when they encounter production or other problems. For purposes of service level measurements, problem tickets will include all problem tickets initiated by Amdocs Operations Personnel

     Problem Ticket Classification Criteria (Performed by Help Desk) - The Helpdesk (and Operations personnel initiating problem tickets) will use the criteria defined in Schedule G Attachment F to classify problem tickets as standard, high or critical priority.

     1. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Response times for Critical, High, and Standard Priorities are defined in Schedule G Attachment F

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Response times for Critical Priority is defined in Schedule G, Attachment F.

     3. [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Response times for High Priority is defined in Schedule G Attachment F

     4. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Response times for Standard Priority is defined in Schedule G - Attachment F.

     5. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Close times for Critical Priority is defined in Schedule G Attachment
          F.

     6. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Close times for High Priority is defined in Schedule G - Attachment F.

     7. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

          Close times for Standard Priority is defined in Schedule G - Attachment F.

     8. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     9. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     10. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     11. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     12. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

D.   PERFORMANCE CATEGORY - MAINFRAME

     GENERAL: The intent of this Critical Service Level under this Section is to address AT&T's concern that Amdocs provide responsiveness in the support of the Mainframe environment as it relates to system and database availability, execution of AT&T's backup processes and the provisioning of print/output to the appropriate print or data file location.

     1. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

 E.  [**]

     GENERAL: The intent of this Critical Service Level under this Section is to address [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     1. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     4. PERFORMANCE CATEGORY - END USER - DESKTOP/LAPTOP:

     GENERAL: The intent of the Critical Service Levels under this Section is to address AT&T's [**]..

     Projects are generally defined as any Customer Service Request that requires 10 or more installations, moves, adds or changes. Procurement of Equipment and Third-Party Software necessary for project completion shall be integrated into each project's schedule. Procurement-related tasks, including estimated shipping lead times, shall be included in each project plan. Such tasks shall include, but not be limited to, solicitation of competitive bids from third-party vendors, submission of orders to third-party vendor(s), receipt of ordered materials, and other tasks deemed appropriate by the AT&T and Amdocs members on each project team. AT&T and Amdocs shall agree upon the specific items and quantities of Equipment and Third-Party Software to be ordered in support of each project. Those Customer Service Requests that are less than 10 shall be treated as business as usual and not part of a project. The entire Customer Service Request for IMACs is described in Schedule G - Attachment G.

     5. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     6. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     7. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     8. [**]This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

F.   [**]

     1. GOVERNANCE REPORTS (NOT DELIVERED ON TIME).

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

G.   [**]

          This Section sets forth certain obligations of Amdocs regarding Critical Deliverables. Unless otherwise agreed to by the Disaster Recovery and Business Continuity Governance Committee chairpersons and documented in a formal Minutes of Meeting, Amdocs shall provide each Critical Deliverable set forth in Schedule G - Attachment C on or [**] after the Commencement Date.

     1. [**]

          GENERAL: The intent of the Critical Deliverable under this Section is to address Amdocs' responsibilities with regard to [**] of AT&T. While AT&T [**] Disaster Recovery and Business Continuity Plan, Amdocs will be [**], as outlined in the Cross Functional - General Statement of Work. Amdocs will [**] and, if needed, use the Disaster Recovery Plans to rapidly recover from any disasters.

          After the commencement date, Amdocs will be required to [**]. [**]

     2. [**]

          After Amdocs [**] capability for Systems as described in [**], Amdocs will need to [**] as is outlined in Cross Functional General Services Statement of Work, Section 10 (Business Continuity and Disaster Recovery Services).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          b) [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**] Disaster Recovery objectives and milestone(s) within [**].

     3. [**]

          After Amdocs [**] capability for Systems as described in [**]. Amdocs will need to [**] as is outlined in Cross Functional General Services Statement of Work, Section 10 Business (Continuity and Disaster Recovery Services).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          b) [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**] Disaster Recovery objectives and milestone(s) [**].

     4. [**]

          After Amdocs [**] capability for Systems as described in [**]. Amdocs will need to [**] as is outlined in CROSS FUNCTIONAL GENERAL SERVICES STATEMENT OF WORK, SECTION 10 (BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          b) [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**] Disaster Recovery objectives and milestone(s) within [**].

     5. [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          After Amdocs [**] capability for Systems as described in [**]. Amdocs will need to [**] as is outlined in CROSS FUNCTIONAL GENERAL SERVICES STATEMENT OF WORK, IN SECTION 10 (BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          b) [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**] Disaster Recovery objectives and milestone(s) [**].

     6. [**]

          After Amdocs [**] capability for Systems as described in [**]. Amdocs will need to [**] as is outlined in CROSS FUNCTIONAL GENERAL SERVICES STATEMENT OF WORK, SECTION 10 (BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          b) [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**] Disaster Recovery objectives and milestone(s) within [**].

     7. [**]

          After Amdocs [**] capability for Systems as described in [**], Amdocs will need to [**] as is outlined in CROSS FUNCTIONAL GENERAL SERVICES STATEMENT OF WORK, SECTION 10 (BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES).

          a) [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall be [**] Disaster Recovery objectives and milestone(s) [**].

     8. [**]

          After Amdocs [**] capability for Systems as described in [**], Amdocs will need to [**] as is outlined in CROSS FUNCTIONAL GENERAL SERVICES STATEMENT OF WORK, SECTION 10 (BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES).

          [**]

          Amdocs shall, [**] the Disaster Recovery Plan by establishing joint test objectives with AT&T designed to verify that Amdocs supplied services will be available within the identified recovery timeframes. The test objectives and milestones for the recovery test will be coordinated and agreed to by AT&T and Amdocs.

          [**] to by AT&T and Amdocs and documented in the Disaster Recovery and Business Continuity Plan.

          [**]

          As outlined in [**], should Amdocs [**] as defined in the [**], Amdocs shall [**]Disaster Recovery objectives and milestone(s) [**].

II.  KEY MEASUREMENTS

          The following Key Measurements are included for the purposes of measuring Amdocs' performance of the Outsourcing Services that AT&T considers important to its business operations. The numerical Minimum Service Levels and Expected Service Levels associated with such Critical Service Levels are set forth in Schedule G - Attachment A. Subject to the other provisions of Schedule G, Amdocs' obligation with respect to Key Measurements specified in this Schedule is to meet or exceed the Services Levels set forth in Schedule G - Attachment A.

A.    PERFORMANCE CATEGORY -ADM

          GENERAL: The intent of the Key Measurement under this Section is to address AT&T's [**].

     1. [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**].

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

B.   PERFORMANCE CATEGORY - HELP DESK

     GENERAL: Unless otherwise indicated, all of the Critical Service Levels shall be measured as an [**] during the applicable Measurement Window set forth on Schedule G - Attachment A

     1. [**].

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

C.   [**]

     GENERAL: The intent of the Critical Service Levels under this Section is to address AT&T's [**].

     1. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment B
                                                       Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

D. PERFORMANCE CATEGORY - CLIENT SERVER

     1. [**]
          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     2. [**]
          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**]
          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

E.   PERFORMANCE CATEGORY - END USER - DESKTOP/LAPTOP

     GENERAL: The intent of the Critical Service Levels under this Section is to address AT&T's [**]. Subject to the requirements of this Section, Amdocs shall provide this service as described below to meet or exceed the Service Levels set forth in Schedule G - Attachment A.

     1. NON-STANDARD AT&T SOFTWARE AND HARDWARE

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     2. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

     3. [**]

          This metric definition is being maintained in the Policy and Procedures Manual. See Section 4.1.1, Service Level Agreement Metrics, and Section 15, Attachments, Service Level Agreement (SLA) Attachments (Attachments 99.01 - 99.nn).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                      Schedule G, Attachment B.b
                                        BAPCO Entities Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE G

                                 ATTACHMENT B.B

                    BAPCO ENTITIES SERVICE LEVEL DEFINITIONS

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                      Schedule G, Attachment B.b
                                        BAPCO Entities Service Level Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    BAPCO ENTITIES SERVICE LEVEL DEFINITIONS

Unless otherwise noted, all target times are Eastern Time.

CRITICAL SERVICE LEVELS

     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment C
                                                           Critical Deliverables
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]                 [**]   [**]   [**]
       [**]   [**]          [**]   [**]
       [**]   [**]          [**]   [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]
[**]                 [**]   [**]          [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     This information is for use by authorized employees of AT&T, Amdocs and Affiliates only and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment F
                              Help Desk Problem Classification and Response Time
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               HELP DESK PROBLEM CLASSIFICATION AND RESPONSE TIMES

HELP DESK PROBLEM TICKETS

The following list is designed to help guide Help Desk personnel on how to classify problem tickets with the correct priority when an end user calls in to the Help Desk with a problem. All problem tickets issued by the Help Desk deal with system (Mainframe, Server, Desktop, Laptop), network, Data Base or Application problems or issues. The Help Desk does not initiate Customer Service Requests related to adds, moves, changes, deletes and installations (IMACs). Computer Operations personnel can open problem tickets related to production issues. The use of the term Help Desk, includes Operations personnel that open Help Desk problem tickets. There are three general categories of Help Desk problem tickets: Standard Priority, High Priority, and Critical Priority.

DEFINITIONS:

STANDARD PRIORITY
       [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                        Schedule G, Attachment H
                                                      System Type Classification
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           SYSTEM TYPE CLASSIFICATION

                     [**]                                             [**]          [**]
              [**]                 [**]          [**]          [**]          [**]          [**]
              [**]                 [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]   [**]                 [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]
[**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]

       [**]                        [**]          [**]          [**]          [**]          [**]
       [**]                        [**]          [**]          [**]          [**]          [**]
       [**]                        [**]          [**]          [**]          [**]          [**]

[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]
[**]                        [**]          [**]          [**]          [**]          [**]
[**]                        [**]          [**]          [**]          [**]          [**]
[**]                        [**]          [**]          [**]          [**]          [**]
[**]                               [**]          [**]          [**]          [**]          [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                        Schedule G, Attachment S
                                                    Conversion Quality Standards
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE H

                                 TRANSITION PLAN

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0 Transition Plan ........................................................   1
    1.1 Issue Management ...................................................   1

2.0 Organization Plan ......................................................   1
    2.1 Organization Analysis ..............................................   1
        2.1.1 Commencement Date Organization Chart .........................   1
        2.1.2 Commencement Date Assignments ................................   2
    2.2 Facilities Management Plan .........................................   2
        2.2.1 Work Assignment Locations ....................................   2
        2.2.2 Office Space .................................................   2

3.0 COMMUNICATION Plan .....................................................   2
    3.1 Internal Communications ............................................   2
        3.1.1 Develop Support Network ......................................   2
        3.1.2 Prepare Materials ............................................   2
        3.1.3 Present Materials/Conduct Meeting ............................   2
        3.1.4 Conduct Follow-up Question and Answer Sessions ...............   3
    3.2 External Communications ............................................   3
        3.2.1 Prepare Materials ............................................   3
        3.2.2 Present Materials/Conduct Meeting ............................   3

4.0 HUMAN RESOURCE PLANS ...................................................   3
        [**]
        [**]
        [**]
        [**]
        [**]
        [**]
        [**]
        [**]

5.0 Governance .............................................................   4
    5.1 Team Members .......................................................   4
    5.2 Policy and Procedures Manual .......................................   4
    5.3 Interim Performance Management .....................................   4
        5.3.1 Policies and Procedures ......................................   4
        5.3.2 Supporting Schedules .........................................   4
    5.4 Interim Financial Management .......................................   5
        5.4.1  Policies and Procedures .....................................   5
        5..4.2 Supporting Schedules ........................................   5

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

    5.5 Interim Contract Management ........................................   5
        5.5.1 Policies and Procedures ......................................   5
    5.6 Interim Relationship Management ....................................   6
        5.6.1 Policies and Procedures ......................................   6
        5.6.2 Supporting Schedules .........................................   6
    5.7 Satisfaction Surveys ...............................................   6

6.0 Assignment of assets, licenses, Leases and related agreements ..........   6
    6.1 Assignments and Assumptions of Software Licenses, Equipment Leases
        and Third Party Contracts ..........................................   6
        Per Section 6.7 of the Agreement ...................................   6
    6.2 Items not Assignable by Commencement Date ..........................   6
        Per Section 6.7 of the Agreement ...................................   6
    6.3 Assignment of Assets ...............................................   6

7.0 Enhancement Plans ......................................................   6
    7.1 Project Transition/Handoff .........................................   7
    7.2 Change (WRF) Process ...............................................   7
    7.3 Prioritization Process .............................................   7
    7.4 Resource Allocations ...............................................   7
    7.5 Communication ......................................................   7

8.0 AT&T access TO SoFTWARE ................................................   7

9.0 modernization ..........................................................   7
    9.1 Project Governance - Detailed plans for this activity will be
        completed during the Transition period .............................   7
        9.1.1 Team Definition ..............................................   7
        9.1.2 Modernization Committee ......................................   7
        9.1.3 Application/Business Area Teams ..............................   7
        9.1.4 Operations Teams .............................................   7
    9.2 Work Plan/Schedule .................................................   7
    9.3 Strategies .........................................................   8
        9.3.1 Reengineering ................................................   8
        9.3.2 Requirements .................................................   8
        9.3.3 Testing ......................................................   8
        9.3.4 Deployment ...................................................   8
    9.4 Design Sessions ....................................................   8

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.0  TRANSITION PLAN

This Schedule H contains the framework from which transition procedures, plans, and activities will be documented. [**] after the Effective Date, Amdocs shall prepare and deliver to AT&T for AT&T's review, comment and approval a detailed work plan based on and consistent with the Transition Plan pursuant to the Agreement Section 4.3.b. Such detailed work plan shall become a part of the Transition Plan and be incorporated therein. During the Transition Period, the parties will complete, in a manner satisfactory to both parties, the transition activities described herein. Simultaneously, the AT&T team will continue their close review of the Schedules and Exhibits to the Agreement, and make suggested corrections and clarifications.

[**], AT&T and Amdocs will provide resources to form a Joint Transition Team. The Joint Transition Team is a temporary organization structure that will cover the period of time between Effective Date and the Commencement Date. The Joint Transition Team will consist of a Joint Steering Committee, Joint Management Team, and transition sub-teams, as defined by both Parties. The Joint Transition Team will continue the close review of the Schedules and Exhibits to the Agreement, begin preparing the detailed transition plan, execute pre-Commencement tasks, and activate the Governance Team structure and process. The Joint Transition Team will be replaced by the Governance Team structure on the Commencement Date, as outlined in Part 5 of SCHEDULE E.

1.1  ISSUE MANAGEMENT

Any issues or discrepancies that arise after the Effective Date and prior to the Commencement Date will be escalated for review and resolution to the next level of transition management as follows:

     - Joint Transition Management Team. Members to be identified on or before the Effective Date. If unresolved, escalate to:

     - Joint Transition Steering Committee. Members to include senior management from AT&T and Amdocs. If unresolved, escalate to:

     -    AT&T Executive and Amdocs Executive.

Issue management, post Commencement and after formation of the AT&T Governance Team, will follow the escalation process set forth in Part 5 of SCHEDULE E.

2.0  ORGANIZATION PLAN

2.1  ORGANIZATION ANALYSIS

     2.1.1 COMMENCEMENT DATE ORGANIZATION CHART

     [**], the Parties will develop Interim Performance Management Procedures, Interim Financial Management Procedures, Interim Contract Management Procedures, Interim Relationship Management Procedures (as described below) as well as other interim management procedures. Amdocs will perform a gap analysis comparing Commencement Date and pre-Commencement Date IT processes. The gap analysis will serve as a vital input into finalizing a Commencement Date Organization Chart, which must be completed [**] the Commencement Date. Organization units, teams, jobs, roles

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     and number of required full time equivalents will be documented on the Organization Chart with a clear depiction of reporting relationships. Any changes between the Pre-Commencement Date Organization Chart and the Commencement Date Organization Chart [**].

     2.1.2 COMMENCEMENT DATE ASSIGNMENTS

     AT&T will assign each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart by the Commencement Date and forwarded to Amdocs. AT&T will identify a subset of Transitioned Employees as Key Amdocs Personnel (as described in SCHEDULE M and SCHEDULE C).

2.2  FACILITIES MANAGEMENT PLAN

Detailed plans for this activity will be completed during the Transition Period.

     2.2.1 WORK ASSIGNMENT LOCATIONS

     2.2.2 OFFICE SPACE

3.0  COMMUNICATION PLAN

A general announcement, via conference call, will be given to all AT&T employees (both in/out of scope) by the Executive VP & CIO-AT&T, [**], and the VP Directory ITS, [**], on or around the Effective Date. Each AT&T director will hold subsequent meetings separately with in-scope and out-of-scope employees, after the general announcement, to address specific concerns and issues. Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.

3.1  INTERNAL COMMUNICATIONS

An employee information packet will be distributed to each employee listed on SCHEDULE M and will be made available on an internal website. [**].

     3.1.1 DEVELOP SUPPORT NETWORK

     Direct reports to the VP Directory ITS ([**]) have been identified as the support structure responsible for AT&T's activities in communicating the announcement. These individuals will be responsible for scheduling and conducting separate meetings with the in-scope and out-of-scope employees, to further explain the impact and to discuss employee concerns.

     3.1.2 PREPARE MATERIALS

     Materials will be prepared according to an AT&T-approved plan.

     3.1.3 PRESENT MATERIALS/CONDUCT MEETING

     Material will be presented and meetings will be conducted according to an AT&T-approved plan.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     3.1.4 CONDUCT FOLLOW-UP QUESTION AND ANSWER SESSIONS

     Follow-up sessions will be conducted according to an AT&T-approved plan.

3.2  EXTERNAL COMMUNICATIONS

Material used for external communication will be developed by the AT&T Media Relations group and Amdocs and approved by the AT&T Corporate Communication group, prior to the announcement date. Delivery of the external message will be synchronized with the delivery of the internal announcement and Amdocs' announcement, one day after the Effective Date. Exact time will be agreed to by the Parties.

     3.2.1 PREPARE MATERIALS

     Materials will be prepared according to an AT&T-approved plan.

     3.2.2 PRESENT MATERIALS/CONDUCT MEETING

     Material will be presented and meetings will be conducted according to an AT&T-approved plan.

4.0  HUMAN RESOURCE PLANS

4.1  [**]

Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date for [**]. Tentative plans call for an AT&T Benefits representative to also be present.

4.2  [**]

[**] after the Effective Date. Employees will have [**]. Plans need to be developed to address those employees that are out of town or unable to receive the offer letters via US mail.

4.3  [**]

Per Section 8.1 of the Agreement.

4.4  [**]

Per Section 8.1(a)(1) of the Agreement.

4.5  [**]

Per Section 8.2 of the Agreement.

     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

5.0  GOVERNANCE

5.1  TEAM MEMBERS

During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in SCHEDULE E, Part 5, and will document the associated organization charts, description of functions performed, and contact information.

5.2  POLICY AND PROCEDURES MANUAL

Amdocs will develop the Policy and Procedures Manual in accordance with Sections
9.1 and 9.3a of the Agreement and Schedule E Attachment 6 Section 2.0.

5.3  INTERIM PERFORMANCE MANAGEMENT

     5.3.1 POLICIES AND PROCEDURES

     A. Work Authorization Procedures - includes responsibilities and procedures for the originator of work requests and overall review and authorization processes.

     B. Performance Monitoring and Reporting Procedures - includes procedures to verify proper Service delivery on a day-to-day basis, including internal reporting and reporting to AT&T.

     C. With respect to Key Business Deliverables, AT&T shall provide Service Level documentation [**]to Commencement Date.

     D. Per Schedule G, Section 17, as of the Commencement Date, Amdocs will use AT&T's existing measuring tools and methodologies set forth in Attachment D for the Critical Service Levels and Key Measurements designated. Tools for new Critical Service Levels and new Key Measurements will be agreed upon by the parties and will be implemented according to the Change Control Process prior to the Commencement Date of the measurement.

     E. Problem Management and Escalation Procedures - includes procedures to identify problems, report and resolve problems, and escalate as necessary.

     F. Service Level Measurement and Reporting Procedures - includes procedures to measure and report Service Levels to AT&T.

     G. Per Schedule G, Section 4.0, unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on [**] the Commencement Date.

     H. Project Management Procedures - includes methodologies and procedures used to manage and report on Projects.

     I. Per Schedule E Part 1 Section 2.1 provide mapping document to map Amdocs Methodology to CMM Tier 2 prior to Commencement Date.

     J. Change Management Procedures - includes procedures regarding changes to the environment including the notification process, timing, planning, authorization, and implementation.

     5.3.2 SUPPORTING SCHEDULES

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     The following schedules will be documented in detail, reviewed and approved during the transition period.

     Schedule G - Attachment O: Backup Jobs Schedule

     Schedule G - Attachment P: Print Output Production Schedule

     Schedule G - Attachment Q: Standard Backup Procedures

     Schedule G - Attachment T: Production Schedule For Batch Applications

     Schedule G - Attachment U: Conversion Guidelines

     Schedule G - Attachment D: Measurement Tools and Methodologies

     Schedule R - Reports

5.4  INTERIM FINANCIAL MANAGEMENT

     5.4.1 POLICIES AND PROCEDURES

     A. Invoicing - includes procedures for invoicing and verification of invoices by AT&T.

     B. Charge back - includes procedures for charge back of costs related to the Services and the overall Agreement to business units including responsibilities and support by both Amdocs and the AT&T staff.

     C. Budgeting - includes procedures for how Amdocs will assist AT&T with the annual budgeting cycle including estimating potential projects, review cycle, and responsibilities of Amdocs and AT&T staff.

     D. Forecasting - includes procedures for forecast cost versus budget for the Annual Development budget

     E. Procurement - includes procedures for procurement Services where Amdocs performs procurement on behalf of AT&T, as applicable, including responsibilities and process for both AT&T staff and Amdocs.

     F.   Service Level [**] - includes procedures for [**].

     5..4.2 SUPPORTING SCHEDULES

     The following schedules will be documented in detail, reviewed and approved during the Transition Period.

     Schedule E.5.a - Managed Third Parties

     Schedule F.3 - Third Party Services Contracts

     Schedule O.3 - AT&T Provided Equipment

     Schedule O.4 - AT&T Supplied Items and Equipment Specifications

5.5  INTERIM CONTRACT MANAGEMENT

     5.5.1 POLICIES AND PROCEDURES

     A. Contract Change Control - includes procedures regarding changes to the Agreement, including changes to any Exhibit or Attachment including notification period and process, authority levels, and escalation procedures.

     B. Reporting - includes procedures and activities regarding key standard reports to be delivered by AT&T and requests for ad-hoc reports that may from time to time be submitted to AT&T.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

5.6  INTERIM RELATIONSHIP MANAGEMENT

     5.6.1 POLICIES AND PROCEDURES

     A. Customer Satisfaction Surveys - Process for conducting Customer Satisfaction Surveys including procedures regarding action items and attempts to resolve customer issues.

     B. Client Facing - Procedures and responsibilities regarding the relationship between Amdocs and AT&T staff including procedures regarding communication and coordination regarding work requests, Service delivery issues, budgeting and financial issues, etc.

     C. End Users - Procedures and responsibilities regarding responding to end user problems, requests, and questions.

     D. Third Party Vendors - Procedures for interacting with third party vendors, which may provide services, equipment, or software that are ancillary to or support the overall delivery of Services.

     5.6.2 SUPPORTING SCHEDULES

     The following schedules will be documented in detail, reviewed and approved during the Transition Period.

     Schedule U - Amdocs Proposal

5.7  SATISFACTION SURVEYS.

Satisfaction surveys shall be conducted in accordance with the procedures and timeframe as identified in Section 7.6 of the Agreement and Schedule Q.

6.0  ASSIGNMENT OF ASSETS, LICENSES, LEASES AND RELATED AGREEMENTS

6.1 ASSIGNMENTS AND ASSUMPTIONS OF SOFTWARE LICENSES, EQUIPMENT LEASES AND THIRD PARTY CONTRACTS

PER SECTION 6.7 OF THE AGREEMENT

6.2  ITEMS NOT ASSIGNABLE BY COMMENCEMENT DATE

PER SECTION 6.7 OF THE AGREEMENT

6.3  ASSIGNMENT OF ASSETS

7.0  ENHANCEMENT PLANS

Detailed plans for this activity will be completed during the Transition Period.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

7.1  PROJECT TRANSITION/HANDOFF

As of the Effective Date, a list of the current projects and ongoing projects are set forth in Schedule L. As of the Commencement Date, [**]update the projects listed in Schedule L to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to the Commencement Date.

7.2  CHANGE (WRF) PROCESS

7.3  PRIORITIZATION PROCESS

7.4  RESOURCE ALLOCATIONS

7.5  COMMUNICATION

8.0  AT&T [**]

As of the Commencement Date Amdocs [**].

9.0  MODERNIZATION

As of the Commencement Date, Amdocs will immediately begin the process of replacing AT&T's existing directory publishing systems throughout the various AT&T organizations and divisions with Amdocs' latest directory publishing solution ("NewGen") package. ("NewGen" is referred to in the Agreement as the "Amdocs Software Package"; for purposes of this Schedule reference to "AT&T" also means AT&T and the Eligible Recipients).

9.1 PROJECT GOVERNANCE - Detailed plans for this activity will be completed during the Transition Period.

     9.1.1 TEAM DEFINITION

     9.1.2 MODERNIZATION COMMITTEE

     Upon Commencement, Amdocs will establish a Modernization Committee as defined in SCHEDULE A (Modernization), Section 16.

     9.1.3 APPLICATION/BUSINESS AREA TEAMS

     This team will lead the efforts of the application transition.

     9.1.4 OPERATIONS TEAMS

     This team will lead the effort of the operations activities, including Help Desk, operations, system administration, and database administration.

9.2  WORK PLAN/SCHEDULE

Per Schedule A, Section 16, develop and deliver the final detailed Modernization Plan (or Implementation Plan) covering all required tasks to be performed to enable a safe and efficient

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule H
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Modernization. Further, detailed plans for this activity will be completed during the Transition Period.

9.3  STRATEGIES

Detailed plans for this activity will be completed during the Transition Period.

     9.3.1 REENGINEERING

     9.3.2 REQUIREMENTS

     9.3.3 TESTING

     9.3.4 DEPLOYMENT

9.4  DESIGN SESSIONS

Amdocs and AT&T will begin design sessions as defined in Schedule A Section 5.0.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule H.b
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                  SCHEDULE H.B

                                 TRANSITION PLAN

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule H.b
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                TABLE OF CONTENTS

1.0    DEFINITIONS..........................................................   1
2.0    TRANSITION MANAGEMENT................................................   1
   2.1 Transition Committee.................................................   1
   2.2 Governance Committee.................................................   1
3.0    TRANSITION PLAN ACTIVITIES...........................................   1
   3.1 Detailed Transition Plan.............................................   1
   3.2 Detailed Modernization Plan..........................................   1
   3.3 Transition of BAPCO Entities Non-Amdocs Applications.................   2
   3.4 Transition of Excluded Services......................................   2
   3.5 Process & Procedure Updates..........................................   2
   3.6 Transition of Additional Towers......................................   2
   3.7 Services Transition..................................................   3
   3.8 Completion of Agreement Schedules....................................   3
   3.9 Transition of End User Support.......................................   3
4.0    TRANSITION PLAN DELIVERABLES SUMMARY.................................   3

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule H.b
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.0  DEFINITIONS

As used in this Schedule, the terms set forth below shall have the following meanings:

     1. TRANSITION START DATE shall mean the date when the FARA is signed by the last Party.

2.0  TRANSITION MANAGEMENT

2.1  TRANSITION COMMITTEE

A joint Transition Committee will be formed with members from AT&T and Amdocs ("Transition Committee").

The purpose of the Transition Committee is to assure a smooth transition and minimize any disruptions to AT&T business operations. The Transition Committee will be chaired by [**] who will serve as Transition Executives and be responsible for providing appropriate governance and resources to complete transition activities. Transition Executives will respectively designate Transition Committee members from AT&T and Amdocs. The Transition Committee will be established and fully operational no later than the Transition Start Date and will hold meetings on a weekly basis, or as otherwise required, to monitor the progress of the transition and handle any issues that require the Transition Committee's attention.

2.2  GOVERNANCE COMMITTEE

The existing joint Governance Team structure will be revised to incorporate knowledgeable representatives for BAPCO Entities work to include AT&T IT, AT&T business unit, and Amdocs representatives [**] the Transition Start Date.

3.0  TRANSITION PLAN ACTIVITIES

3.1  DETAILED TRANSITION PLAN

This Schedule H.b contains the framework from which transition procedures, plans, and activities will be documented. [**] During the Transition Period, the parties will complete, in a manner satisfactory to both parties, the transition activities described herein.

3.2  DETAILED MODERNIZATION PLAN

[**] and in accordance with Schedule A, Amdocs will develop and deliver for AT&T's approval, the detailed Modernization Plan covering all required tasks to be performed to enable Modernization.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule H.b
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010


3.3  TRANSITION OF BAPCO ENTITIES NON-AMDOCS APPLICATIONS

[**].

3.4  TRANSITION OF EXCLUDED SERVICES

[**].

AT&T TABLES MAINTENANCE - [**].

3.5  PROCESS & PROCEDURE UPDATES

[**], Amdocs will work with AT&T to update processes and procedures as follows:

[**]

3.6  TRANSITION OF [**]

In the event the Parties agree, at some time in the future, that operational and/or financial responsibility for [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule H.b
                                                                 Transition Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

3.7  SERVICES TRANSITION

Amdocs will provide the following Outsourcing Services and related administrative and cross functional services for the BAPCO Entities, which is currently planned to commence [**]:

     [**]

3.8  COMPLETION OF AGREEMENT SCHEDULES

During the Transition Period, the Parties will work together to update the following schedules as necessary for the transition of [**] and amend the Agreement accordingly:

     [**]

3.9  TRANSITION OF END USER SUPPORT

[**].

4.0  TRANSITION PLAN DELIVERABLES SUMMARY

Amdocs must complete the following transition deliverables and secure AT&T approval that Amdocs has completed the following Transition activities:

     [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE I

                                EXCLUDED SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                TABLE OF CONTENTS

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.    Introduction.........................................................    1
1.1      Purpose and Scope.................................................    1
2.    Network and Communication (including Internet and E-mail)............    1
2.1      Data Network......................................................    1
2.2      Voice Network.....................................................    3
2.3      E-mail............................................................    3
3.    Disaster Recovery Excluded Services..................................    3
4.    Excluded Applications................................................    4
5.    Excluded Servers.....................................................    4
6.    Facilities Management................................................    5
6.1      AT&T Real Yellow Pages Administrative Facilities (non-Data
            Center Facilities).............................................    5
6.2      AT&T Real Yellow Pages Managed Data Centers:......................    7
6.3      AT&T IT Managed Data Centers:.....................................    9
7.    IT Services Supporting the AT&T Real Yellow Pages Directory
         Operations In Illinois & Northwest Indiana, where the R.H.
         Donnelley is the Sales Agency for the Sales of Advertising........   11
8.    AT&T Business Analyst................................................   11
9.    AT&T Tables Maintenance..............................................   12
10.   BAPCO and IMV Networked Printer Support..............................   13
11.   IMV End User Support.................................................   14

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

1.   INTRODUCTION

1.1  PURPOSE AND SCOPE

This schedule includes the list of Excluded Services (i.e., Services not performed by Amdocs under the Agreement), where AT&T rather than Amdocs is responsible for the work as set forth and defined in Sections 2 through 7.

2.   NETWORK AND COMMUNICATION (INCLUDING INTERNET AND E-MAIL)

AT&T rather than Amdocs will be responsible for the following, as further defined in Schedule E, Attachment 1 - Network Demarcation.

2.1  DATA NETWORK

AT&T, rather than Amdocs, is responsible for the Data Network as listed below. Both Parties agree that Amdocs will serve as key collaborator with AT&T as to future plans for and changes in network structure and/or connectivity, as early as reasonably possible in the planning cycle, especially if those changes will require Amdocs resources.

     1)   Network Management.

     2) Network Maintenance including monitoring performance and events, documentation, and change control.

     3)   LAN and related operation and support for Data Communication Systems
          (LAN).

     4) First, second and third level support for the network up to the point of demarcation as defined in Schedule E, Attachment 1. The Help Desk and Client/Server, under Amdocs' responsibility, will continue to provide first point of contact for network problems and limited assistance in network problem resolution, primarily as customer liaison.

     5) WAN, WAN Agreements and Budgeting, WAN external connections, their allocated Band Width, and current utilization.

     6)   Provide Internet access to all non AT&T personnel authorized by AT&T.

     7) Provide Internet access to authorized AT&T Real Yellow Pages employees and customers.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     8)   Monitor Internet usage for conformance to AT&T practices.

     9) Growth plans for network, communication, Internet and associated access needs.

     10)  Conformance with AT&T standards and procedures.

     11) Investigation and correction of network performance and stoppage of service problems, pursuant to problem tickets or when the PAC (Performance Action Committee) is instituted and/or called upon.

     12) Select and purchase network equipment and track network equipment inventory.

     13) Assist in investigating application problems (when applicable), pursuant to problem tickets or when PAC is instituted and/or called upon.

     14) Pre-production network load tests prior to implementation of application changes with Amdocs participation as required.

     15) Inform Amdocs of any network issues that might have impact on a Service Level Agreement (SLA).

     16)  Assign IP addresses for systems and network devices.

     17) Install and Support Domain Servers (and active directory servers in future).

     18)  Network Security and Network Security Policy.

     19) Network components as described in Schedule E Attachment 1 (Network Demarcation).

     20)  Local Networks, their capacity, and current utilization.

     21)  Network Capacity Planning.

     22)  Network High Availability solution and fail-over schemes.

     23)  DMZ architecture.

     24) Mobile access and support for RAS and VPN; AT&T will provide the infrastructure. First level support will be provided via the Amdocs Help Desk.

     25) Determine strategic direction regarding Network Protocols (e.g., TCP/IP, Decnet, Appletalk) and utilize agreed upon change management processes when implementing changes to the strategic direction. Amdocs has day-to-day tactical/management responsibility for the protocol stacks on all servers and desktops/laptops that are in scope from a support perspective. Amdocs shall follow all AT&T network-related standards and guidelines as they pertain to network protocols and protocol stacks and must notify AT&T of requested changes to protocols and/or protocol stacks via AT&T's change management process.

     26) Directory Canvass/Campaign & Road Canvass Campaign, including but not limited to: ordering of circuits; ordering removal of circuits and ensuring that associated billing is stopped; establishing connectivity between canvass office and AT&T Real Yellow Pages network; installing LAN in canvass office (router; switches/hubs; wall jacks, if appropriate; data cables); establishing connectivity for network printers; and all

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          associated deinstallations (such as deinstalling LAN printer connections cabling and network equipment). AT&T will engage Amdocs in accordance with the Agreement; for example, (1) to perform desktop/printer setup services, (2) to provide ongoing Help Desk and Problem Management support, etc.


2.2  VOICE NETWORK

AT&T, rather than Amdocs, is responsible for the following:

     1) Telephone services in accordance with the Agreement, Section 6.1(e) Furniture, Fixtures and Equipment.

     2) Voice hardware and software (e.g., Automatic Call Distributor (ACD); software/hardware such as that provided by Aspect Communications Corp.; telephone call accounting software such as that provided by Avotus Corp. (formerly Switchview, Inc.); and voice recording software/hardware).

     3) Voice communication services including connection types (e.g., leased lines, Centrex, etc.).

2.3  E-MAIL

AT&T, rather than Amdocs, is responsible for the following:

All E-mail services including equipment, software, development, support, security administration and maintenance. AT&T will maintain the E-mail systems and provide E-mail service. Amdocs will be responsible for supporting desktop, alternative messaging devices (e.g., PDAs, Blackberries, etc.) and end-user software that complies with AT&T standards. By way of example, Amdocs will be responsible for Microsoft Outlook on the client machines, which includes all client application functionality, offline address books, PSTs, OSTs, personal storage, offline storage, and desktop anti-virus. (Amdocs and AT&T have shared responsibility for synchronization.) If Amdocs develops links into E-mail applications, then Amdocs will be responsible for support, maintenance, etc. First level support to end-user E-mail problems is provided via the Amdocs Help Desk.

3.   DISASTER RECOVERY EXCLUDED SERVICES

AT&T, rather than Amdocs, is responsible for the following:

     1) Out of scope applications (i.e., the Excluded Applications identified in Section 4).

     2) Working with Amdocs to ensure that Network and communications can be established with the designated DR test/site.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

4.   EXCLUDED APPLICATIONS

AT&T, rather than Amdocs, is responsible for the following:

     1) SmartPages search engine and Web site, as detailed in the Policy and Procedures Manual.

     2) Primary directory delivery applications as defined in vendor agreements such as those with PDC, DDA, VISA and Client Logic.

     3) Secondary directory delivery applications used to support secondary distribution and the Directory Resource Center (DRC) including:

          - Applications: Alertcom, SNET-DOC, Aas-DOC, Unis, Foreign, COPT, VISA, IDS-Dataflex and the Southwest DRC Order Entry System

          - Vendor supported applications from PDC, DDA, VISA, ClientLogic, Alert and Edge

     4) The legal litigation system supporting AT&T Real Yellow Pages and the following AT&T corporate-wide applications:

          -    Oracle financial applications (AP, GL)

          -    WIMS

          -    Legal litigation system

     5)   The following Intranet Applications:

          -    Cross Functional Change Management tracking and reporting.

          - Corporate Intranet sites including the AT&T Real Yellow Pages employee portal ((http://mysbcdo.sbcdo.com) and static content provided to www.AT&T.com and NOT including the CLEC sites.

     6) Applications notated as Out of Scope or not listed in Schedule B and Schedule B.b.

5.   EXCLUDED SERVERS

AT&T, rather than Amdocs, is responsible for certain servers, as detailed in the Policy and Procedures Manual, which are categorized as follows:

     1) Servers used by excluded applications, including attached standalone storage and backup devices, but NOT including shared storage and backup devices serving both in scope and out of scope servers; i.e., storage or backup devices in a shared frame with the server, such as in a SAN architecture.

     2)   Network and security/firewall servers

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

6.   FACILITIES MANAGEMENT

This section discusses roles and responsibilities related to AT&T Facilities that could be used and/or occupied by Amdocs. This Section 6 breaks these discussions into three classifications as stated herewith.

6.1  AT&T REAL YELLOW PAGES ADMINISTRATIVE FACILITIES (NON-DATA CENTER
     FACILITIES)

AT&T will be responsible for providing facility management services (management, maintenance and operation of a facility) in AT&T Real Yellow Pages Administrative Facilities (non-Data Center Facilities), in accordance with this Agreement and Schedule O.1 (AT&T Facilities), in the same manner that these services were provided prior to the Commencement Date. Facility management services may include:

     - Contracts with service providers (electricity, generator, UPS, gas/fuel, air-conditioning, water, fire/smoke systems, telephones and switches, communication lines, cleaning services, rubbish removal, security systems, alarming system, etc.)

     -    Office copiers and facsimile (FAX) machines

     -    Premises insurance

     -    Air conditioning

          -    Power supply

          -    Power supplier

          -    Power capacity

          -    Optional future capacity expansion

          -    Emergency lighting

          -    Electricity maintenance procedures

          -    Electrical failure operations and procedures

     -    Generator

          -    Generator capacity

          -    Generator fuel tank capacity

          -    Generator fuel tank location

          -    Generator testing procedures

          -    List of connected equipment / systems

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          -    Fuel and contracts with fuel suppliers

          -    Building UPS capacity

          -    Battery operating time

          -    Location of UPS

          -    List of connected equipment

          -    Battery maintenance procedures

          -    Battery age

          -    Frequency of battery replacement

          - Note: if Amdocs procures or obtains a piece of equipment that contains its own UPS, AT&T would not be responsible for that UPS

     -    Fire and smoke detection

     -    Security

          -    Physical security - fences, guards

          -    Security lights, video cameras, patrols

          -    Access to the floors - reception, cards, keys.

          -    Front desk details (operation hours, shifts, staff structure)

          -    Security access to computer rooms

          -    Existence of blast doors at computer room entrance

          - Existence and specification of direct access to emergency services

          -    Other security systems/procedures

          -    Existence and specification of alarm system

          -    Existence and specification of internal cameras

     -    Municipal taxes

     -    Management fees

     -    Facility maintenance

     -    Office depreciation

In the event Amdocs becomes aware of problems/issues related to facility management services during scheduled hours of availability for the help desk and/or computer operations, Amdocs will promptly escalate the problems/issues to AT&T and to appropriate authorities, if applicable (e.g., police and fire departments). In the course of providing this assistance

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

and subject to the other provisions of the Agreement, Amdocs will not be held accountable or liable for any damages arising from the performance or non-performance of any of the AT&T facility management services. AT&T and Amdocs will agree upon a procedure and `tool'/mechanism for tracking and documenting status/progress throughout the life of a problem.

6.2  AT&T REAL YELLOW PAGES MANAGED DATA CENTERS:

AT&T will be solely responsible for providing facility management services (management, maintenance, and operation of a facility) in AT&T Real Yellow Pages Managed Data Centers in accordance with this Agreement and Schedule O.1 (AT&T Facilities), in the same manner that these services were provided prior to the Commencement Date. Detail regarding demarcation of responsibility for any facility management services with shared responsibilities will be specified in the Policies and Procedures Manual under Facility Management.

AT&T and Amdocs will continue to cooperatively manage these facility management services in the same manner as prior to Commencement Date unless and until otherwise agreed to and documented in the Policy and Procedures Manual. Facility management services may include:

     - Contracts with service providers (electricity, generator, UPS, gas/fuel, air-conditioning, water, fire/smoke systems, telephones and switches, communication lines, cleaning services, rubbish removal, security systems, alarming system, etc.)

     -    Office copiers and facsimile (FAX) machines

     -    Premises insurance

     -    Air conditioning

          -    Power supply

          -    Power supplier

          -    Power capacity

          -    Optional future capacity expansion

          -    Emergency lighting

          -    Electricity maintenance procedures

          -    Electrical failure operations and procedures

     -    Generator

          -    Generator capacity

          -    Generator fuel tank capacity

          -    Generator fuel tank location

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          -    Generator testing procedures

          -    List of connected equipment / systems

          -    Fuel and contracts with fuel suppliers

          -    Building UPS capacity

          -    Battery operating time

          -    Location of UPS

          -    List of connected equipment

          -    Battery maintenance procedures

          -    Battery age

          -    Frequency of battery replacement

          - Note: if Amdocs procures or obtains a piece of equipment that contains its own UPS, AT&T would not be responsible for that UPS

     -    Fire and smoke detection

     -    Security

          -    Physical security - fences, guards

          -    Security lights, video cameras, patrols

          -    Access to the floors - reception, cards, keys.

          -    Front desk details (operation hours, shifts, staff structure)

          -    Security access to computer rooms

          -    Existence of blast doors at computer room entrance

          - Existence and specification of direct access to emergency services

          -    Other security systems/procedures

          -    Existence and specification of alarm system

          -    Existence and specification of internal cameras

          -    Municipal taxes

          -    Management fees

          -    Facility maintenance

          -    Office depreciation

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

In the event Amdocs becomes aware of problems/issues related to facility management services during scheduled hours of availability for the help desk and/or computer operations, Amdocs will promptly escalate the problems/issues to AT&T and to appropriate authorities, if applicable (e.g., police and fire departments). In the course of providing this assistance and subject to the other provisions of the Agreement, Amdocs will not be held accountable or liable for any damages arising from the performance or non-performance of any of the AT&T facility management services. AT&T and Amdocs will agree upon a procedure and `tool'/mechanism for tracking and documenting status/progress throughout the life of a problem.

6.3  AT&T IT MANAGED DATA CENTERS:

AT&T will be responsible for providing facility management services (management, maintenance, and operation of a facility) in AT&T IT Managed Data Centers used by Amdocs, in accordance with this Agreement and Schedule O.1 (AT&T Facilities), in the same manner that these facility management services were provided prior to the Commencement Date. Facility Management services may include:

     - Contracts with service providers (electricity, generator, UPS, gas/fuel, air-conditioning, water, fire/smoke systems, telephones and switches, communication lines, cleaning services, rubbish removal, security systems, alarming system, etc.)

     -    Office copiers and facsimile (FAX) machines

     -    Premises insurance

     -    Air conditioning

          -    Power supply

          -    Power supplier

          -    Power capacity

          -    Optional future capacity expansion

          -    Emergency lighting

          -    Electricity maintenance procedures

          -    Electrical failure operations and procedures

     -    Generator

     -    Generator capacity

     -    Generator fuel tank capacity

     -    Generator fuel tank location

     -    Generator testing procedures

     -    List of connected equipment / systems

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          -    Fuel and contracts with fuel suppliers

          -    Building UPS capacity

          -    Battery operating time

          -    Location of UPS

          -    List of connected equipment

          -    Battery maintenance procedures

          -    Battery age

          -    Frequency of battery replacement

          - Note: if Amdocs procures or obtains a piece of equipment that contains its own UPS, AT&T would not be responsible for that UPS

     -    Fire and smoke detection

     -    Security

          -    Physical security - fences, guards

          -    Security lights, video cameras, patrols

          -    Access to the floors - reception, cards, keys.

          -    Front desk details (operation hours, shifts, staff structure)

          -    Security access to computer rooms

          -    Existence of blast doors at computer room entrance

          - Existence and specification of direct access to emergency services

          -    Other security systems/procedures

          -    Existence and specification of alarm system

          -    Existence and specification of internal cameras

     -    Municipal taxes

     -    Management fees

     -    Facility maintenance

     -    Office depreciation

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

7. IT SERVICES SUPPORTING THE AT&T REAL YELLOW PAGES DIRECTORY OPERATIONS IN ILLINOIS & NORTHWEST INDIANA, WHERE THE R.H. DONNELLEY IS THE SALES AGENCY FOR THE SALES OF ADVERTISING

The Excluded Services related to directories that are published in Illinois and Northwest Indiana, where the advertising for such directories is sold by the R.H. Donnelley, are those infrastructures and applications IT support for R.H. Donnelley operations (e.g. batch and online support) and production IT related support (e.g. publishing and directory production end users) where such support is currently provided to AT&T Real Yellow Pages under a separate agreement between the directory business and R.H. Donnelley, Inc.

Under the Agreement, Amdocs takes over the IT support that the AT&T Real Yellow Pages organization provided as of the Commencement Date to support R.H. Donnelley. The services which Amdocs will be assuming include help desk support, end user support, procurement, AD/M for the sales applications, and interfaces to and from R.H. Donnelley, Inc. Additionally, Amdocs is responsible for support to AT&T as it relates to the Illinois billing data residing in the ARBOS System and data warehouse and successor Systems.

8.   AT&T BUSINESS ANALYST

AT&T, rather than Amdocs, is responsible for the following roles and responsibilities for the Business Analysts unless otherwise stated and categorized below, as well as the SQL Developer tool to be installed and used by the Business Analysts.

     1) Provide a high level estimate to the business for requested changes to be used in preparation of business cases

     2)   Manage the requirements definition process

          - Work with the business and Amdocs to produce final requirements for requested changes and trouble fixes

          -    Assist the business in understanding the requested changes

          - Analyze business impacts of requested changes and minimize the impact such requested change could have on other areas of AT&T's business

     3)   Conduct User Acceptance Testing

          -    Develop test cases for all changes

          -    Set up data within the test bed to use within the test cases

          -    Perform all UAT test cases for assigned application

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          -    Track defects found during UAT

          -    Work with Amdocs to resolve UAT defects

     4)   Conduct Sanity Testing

          - Develop test cases for all production implementations (application releases, security patched, etc.) for assigned application

          - Perform the sanity test cases in production at appropriate time in change management schedule/timeline

     5)   Conduct Regression Testing at Senior Management Direction

          - The AT&T Business Analysts will perform regression testing on a schedule determined on the magnitude of the change occurring. This does not supersede or limit Amdocs' responsibility for regression testing.

     6)   Provide release notes to the training department

     7) Participate in trouble ticket resolutions. This does not supersede Amdocs' responsibility for trouble ticket resolution.

          - Provide support to the business when needed to resolve trouble tickets

          -    Work with Amdocs to develop viable work-around for end users

          -    Work with Amdocs to develop solutions to correct corrupted data

          - Develop and run non-intrusive, simple SQLs as needed in trouble shooting

     8) Recommend the content of releases (troubles, enhancements, work request) for each release

9.   AT&T TABLES MAINTENANCE

The AT&T Tables team is responsible for the management of the majority of the general reference tables including heading, UDAC, employee, directory issue, etc. Table management consists of the on-going maintenance of existing (and new) reference tables through the use of a reference table management system (RTMS) to add, modify, and delete rows in the table based on business and system needs.

The Tables team is also responsible for the scheduling of specific jobs such as PCP, MRC, re-scopes, directory merge, etc. Certain queries are written and executed by this team on a regular basis and a limited amount of ad hoc queries are written as requested by the business for analysis and reporting purposes. SQL Developer tool shall be installed by AT&T and used by the Tables team.

Examples of requests the AT&T Tables team would handle include:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     -    Adding a new UDAC to the UDAC table

     -    Adding a new heading

     -    De-authorizing a heading

     -    Setting up the next issue of a directory before PCP can be run

     -    Changing certain directory dates

     -    Changing an employee's security profile

     -    Scheduling PCP or mass rate change job

     -    Making table changes and running jobs needed to perform a re-scope

Tasks considered out-of-scope for this team are as follows:

     -    "Core" tables such as listing, item, obligations, etc.

     - Handling PCP, Mass Change, and re-scope fallout. (This is handled by a cleanup group in production - not Amdocs.)

     - Keying rates directly to the rate table. (This is handled by the Pricing group - not Amdocs.)

This section does not list the specific business reference tables that the Tables team would maintain. A complete list of all Amdocs business reference tables will be included in the Policy and Procedures Manual with clear identification of which are coding tables and which are reference tables.

10.  BAPCO AND IMV NETWORKED PRINTER SUPPORT

AT&T, rather than Amdocs, is responsible for the following roles and responsibilities for BAPCO and Intelligent Media Ventures, LLC (IMV) networked printer support.

     1. Procurement and installation of networked printers (black and white, color, laser jet,/dot matrix, single/multi function devices, etc.)

     2.   Maintenance and repair of networked printers

     3.   Incidental moves, adds, and changes of networked printers

     4.   Allocating IP address for connectivity of networked printers

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule I
                                                               Excluded Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     5.   Wiring of networked printers

Amdocs will retain responsibility for printer queue set-up, windows printing, and print server management functions.

11.  IMV END USER SUPPORT

AT&T, rather than Amdocs, is responsible for the end-user support Services Tower for Intelligent Media Ventures, LLC (IMV).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

                                   SCHEDULE J

                                     CHARGES

1.   INTRODUCTION.

     (a) This SCHEDULE J sets forth the Charges and methodology relating to calculating the Charges pursuant to the Agreement. Unless expressly stated otherwise, all amounts are in US Dollars and shall be invoiced and paid in US Dollars.

     (b)  The Charges are determined by the (i) [**] set forth in SECTION 2,
          (ii) the [**] as set forth in SECTION 3, and (iii) the [**] in this SCHEDULE J.

     (c) Amdocs shall [**] any other terms of the Agreement, except as expressly provided otherwise in SECTION 9.5 of the Agreement. AT&T shall be financially responsible for all costs and expenses associated with the performance of its responsibilities under the Agreement.

     (d) If [**] following commencement of each Transition Period for Help Desk Services, Data Center Services and End User Services for the BAPCO Entities, Amdocs [**]. If it is agreed between the Parties that [**], subject to SECTION 9.5 (C) of the Agreement.

2.   [**].

2.1  [**].

     The [**] are set forth in ATTACHMENT J.1 for the Services and each Tower. [**] in the applicable period.

2.2  [**].

     The items identified in ATTACHMENT J.2 relating to the BAPCO Entities shall be [**] in accordance with this Agreement and ATTACHMENT J.2; provided, however, the Parties recognize that any changes to such items agreed in writing by the Parties shortly before the FARA Effective Date may not be recognized in ATTACHMENT J.2 and such changes shall be incorporated into ATTACHMENT J.2 after the FARA Effective Date through a mutually agreed amendment. Amdocs shall [**].

3.   [**].

3.1  GENERAL.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

     (a) An "[**]" is a [**] defined in ATTACHMENT J.3 that is associated with the Software or Services requested and received by AT&T and the Eligible Recipients and [**]in accordance with this Section. During the Transition Period, the Parties will [**] accordingly to reflect such agreement.

     (b) For each [**], there shall be a [**] as set forth in ATTACHMENT J.3 and described in this Schedule.

     (c)  [**].

     (d)  [**] set forth in ATTACHMENT J.3. For each [**] of:

          (i)  The [**], and

          (ii) The [**].

          The foregoing is illustrated in the following formula:

               [**]

     (e)  [**] set forth in ATTACHMENT J.3. For each [**] of:

          (i)  The [**], and

          (ii) The [**].

          The foregoing is illustrated in the following formula:

               [**]

     (f)  [**] Unless [**]; provided, however, that if [**].

3.2  [**].

     Unless expressly set forth otherwise in ATTACHMENT J.3, the [**] as of the FARA Effective Date [**]. Amdocs shall [**]. Such information shall [**]. To the extent [**] ATTACHMENT J.3 as the [**]. Thereafter, [**]. The Policy and Procedures Manual will further detail such process.

3.3  [**].

     If the [**] (i.e., [**]) for [**], AT&T [**] SECTION 11.5 [**]
     of the Agreement. In the event any [**], Amdocs [**] with SECTION
     11.5 [**] of the Agreement. Amdocs shall [**].

4.   [**].

     Amdocs will perform Enhancements, other than Minor Enhancements and Enhancements provided as part of Modernization Services [**] in the Policy and Procedures Manual and this Section 4. Such [**], are referred to herein as "[**]." The

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

     [**] shall be as follows:

     (a) [**] set forth in ATTACHMENT J.1. For the avoidance of doubt, [**] in the table below.

       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
       ----   ----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

*    Unless otherwise agreed, [**]

**   [**].

     (b)  In any calendar year in which [**] in the table below.

       [**]   [**]   [**]   [**]
       ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]

     For example, if [**] as follows:

       [**]   [**]       [**]
       ----   ----   -----------
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]                        [**]

     (c)  [**] SECTIONS 11 and 12 of the Agreement.

     (d)  If the Parties [**] by Amdocs.

     (e)  Any [**].

     (f) The Parties acknowledge that, subject to the terms and conditions of this Agreement, [**].

     (g)  At any time on or after [**].

     (h)  The Parties will [**] to the extent applicable.

     (i)  Upon [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

5.   OTHER [**]

5.1  [**].

     AT&T may [**] by the Parties.

     If the then current corporate master agreement between AT&T and Amdocs (or their parent Affiliates) provides for [**].

5.2  AT&T FACILITY [**].

     (a) Subject to SECTION 6 of the Agreement and this SECTION 5.2, AT&T shall provide Amdocs with [**] under this Agreement.

     (b)  If [**].

     (c)  If [**], subject to the following:

          (i)  To the extent [**].

          (ii) In [**] under this Agreement.

     (d)  If Amdocs [**].

     (e)  In [**].

     (f)  If AT&T [**] of the Agreement.

5.3  [**] THIRD PARTIES.

     (a) The Parties' [**] is provided in SECTION 6.11 of the Agreement and SCHEDULE E.1. Unless expressly provided otherwise, Amdocs shall [**]. In the case of Managed Third Parties [**].

     (b) Amdocs shall [**] in accordance with Section 11.2 of the Agreement and such [**] of the Agreement.

5.4  ACQUIRED ASSETS.

     Amdocs' acquisition of certain AT&T assets in connection with this FARA, as further detailed in that certain bill of sale executed by the Parties and dated as of the purchase date, shall result in a payment by Amdocs as described in such bill of sale. SUCH ASSETS SHALL BE IN GOOD WORKING ORDER AS OF THE DATE OF CONVEYANCE AND EXCEPT AS OTHERWISE SET FORTH HEREIN, AT&T HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO SUCH ASSETS, INCLUDING WITHOUT LIMITATION

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

     WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

6.   [**]

     This Section describes the [**] under the Agreement.

6.1  TYPES OF CHARGES.

     Subject to the other provisions of this SECTION 6, the [**].

     (a)  [**]. The [**] is set forth below.

[**]   [**]   [**]   [**]
----   ----   ----   ----
[**]   [**]   [**]   [**]

     (b)  [**]. The [**] is set forth below. The [**].


[**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]

     (c) [**]. The [**] is set forth below. The [**], subject to SECTION 6.3 below.

[**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]

     (d)  [**]. [**] shall consist of [**] as described below.

          (i)  The [**] set forth below.

               (1)  The [**]

               (2)  The [**]

               (3)  The [**] as set forth below

                     [**]
----------------------------------------------
[**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]

               Notwithstanding the foregoing, [**].

          (ii) The [**] shall consist of:

               (1)  With respect [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

               (2)  With respect [**].

          (iii) Amdocs shall [**].

          (iv) Notwithstanding the foregoing, the [**] pursuant to SECTION 4.4 of the Agreement..

          (v) Amdocs shall invoice AT&T for [**] under this Section as they are incurred by Amdocs or otherwise come due hereunder and such invoice shall be due and payable [**] after receipt of such invoice in accordance with and subject to the Agreement.

          (vi) Notwithstanding the foregoing, [**] set forth below:


                            [**]
       ----------------------------------------------
       [**]   [**]   [**]   [**]   [**]   [**]   [**]
       ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]


                            [**]
       ----------------------------------------------
       [**]   [**]   [**]   [**]   [**]   [**]   [**]
       ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

6.2  CALCULATION [**].

     (a) Except as otherwise provided above, the [**] pursuant to this SECTION 6 shall [**] under SECTION 4.4(B)(7) of the Agreement[**].

     (b)  The [**] shall be:

          (i)  the [**]

          (ii) the [**] of such calculation.

          At the end of the Initial Term, [**] in accordance with SECTION 3.2 of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

6.3  APPLICABILITY [**].

     (a)  Amdocs shall [**] of the Agreement.

     (b)  If the [**].

     (c)  If the [**].

[**]   [**]   [**]   [**]
----   ----   ----   ----
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]

*    [**].

*    [**].

*    [**].

6.4  [**].

     (a)  [**]. The [**] under the Agreement.

     (b)  [**]. Notwithstanding anything to the contrary and [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

                                 ATTACHMENT J.1
                                   [**]($000)

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

*    [**].

**   [**] of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

                                 ATTACHMENT J.2
                           SURVIVING BAPCO SOW CHARGES

                          As described in SCHEDULE L.B

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule J
                                                           Contract No. 02026409
                                                    Amendment No. 02026409-A.010

                                 ATTACHMENT J.3
                                     [**]

                                     [FORM]

[**]   [**]   [**]   [**]   [**]   [**]   [**]
----   ----   ----   ----   ----   ----   ----
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                 BAPCO ENTITIES
                               PROJECT DEFINITIONS

                                                                    Schedule L.b
                                              BAPCO Entities Project Definitions
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

For purposes of this Schedule, the following terms are defined as follows:

[**]
[**]
[**]

[**]
[**]
[**]
[**]
[**]
[**]
       [**]
[**]
       [**]
[**]
       [**]
[**]
[**]
[**]
       [**]
[**]
[**]
[**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement

                             BAPCO ENTITIES PROJECTS

                                                                    Schedule L.b
                                                         BAPCO Entities Projects
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                       ESTIMATED   ESTIMATED
                   BCR                COMPLETION    MONTHLY    ESTIMATED
BCR #   TYPE   DESCRIPTION   STATUS      DATE        FTES         COST
-----   ----   -----------   ------   ----------   ---------   ---------
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]
 [**]   [**]   [**]           [**]       [**]         [**]        [**]
 [**]

                       RESTRICTED-PROPRIETARY INFORMATION

 This information is for use by authorized employees of AT&T, Amdocs, and their
  Affiliated Companies, only, and is not for distribution inside or outside of those companies except by written agreement

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                               AFFECTED EMPLOYEES

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
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[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule M
                                                              Affected Employees
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SSN    LAST NAME   FIRST NAME
----   ---------   ----------
[**]   [**]        [**]
[**]   [**]        [**]
[**]   [**]        [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.1
                                                            Amdocs Benefit Plans
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                              AMDOCS BENEFIT PLANS

In accordance with Article 8, Project Personnel, Section 8.2 "Original Employee Benefit Plans" of the Agreement, Amdocs has provided copies of Amdocs Benefit Plans to AT&T Human Resources. [**]:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.b
                                                                      [**]
                                                           Contract No: 02026409
                                                    Amendment No: 02026409.A.010

                                  SCHEDULE M.B

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.b
                                                                      [**]
                                                           Contract No: 02026409
                                                    Amendment No: 02026409.A.010

1.   GENERAL TERMS OF THE [**]

1.1  TRANSITIONED PERSONNEL.

     (a)  OFFERS AND EMPLOYMENT.

          (i)   [**]. As part of the [**], Amdocs shall [**] specified in
                SECTION 2 to this SCHEDULE M.B, such [**].

          (ii)  [**]. Each [**]:

                (1)  [**]

                (2)  [**]

          (iii) [**] AMDOCS.

                [**]. Amdocs shall [**].

          (iv) [**]. With respect to any AT&T employee identified on SCHEDULE M.B who [**].

     (b)  [**]. During the [**].

     (c)  [**]. During the [**].

     (d)  [**]. Amdocs shall [**].

     (e)  [**]. This Agreement is not intended to [**].

     (f)  SUBCONTRACTORS. To the extent [**] accordance with this SCHEDULE M.B.

     (g) CONTRACT LABOR. Except as otherwise set forth in this Agreement, with respect to any contract labor [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.b
                                                                      [**]
                                                           Contract No: 02026409
                                                    Amendment No: 02026409.A.010

1.2  [**].

     (a) GENERAL. Except as otherwise provided in this ARTICLE 1, Amdocs shall [**].

     (b)  [**]. Except as otherwise provided in this ARTICLE 1, the [**].

     (c)  [**]. Each [**].

     (d)  [**]. Amdocs will [**].

     (e)  [**]. Each [**] in accordance with SECTION 1.2(B).

     (f)  [**]. [**].

     (g)  [**]. [**].

     (h)  [**]. [**].

     (i) [**]. Subject to the provisions of SECTION 1.1(A) and without limiting the provisions of SECTION 1.1(D), [**].

     (j)  [**]. Amdocs shall [**].

     (k)  [**]. [**].

     (l)  [**]. [**].

2.   AFFECTED AT&T PERSONNEL

                           [TO BE IDENTIFIED BY AT&T]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.b
                                                                      [**]
                                                           Contract No: 02026409
                                                    Amendment No: 02026409.A.010

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule M.b
                                                                      [**]
                                                           Contract No: 02026409
                                                    Amendment No: 02026409.A.010

                                  ATTACHMENT 1
                                       TO
                                  SCHEDULE M.B

In accordance with this SCHEDULE M.B, Amdocs has provided copies of Amdocs Benefit Plans to AT&T Human Resources. The following is a list of such Benefit
Plans:

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule N
                                                       Direct Amdocs Competitors
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE N
                            DIRECT AMDOCS COMPETITORS

-    [**]

-    [**]

-    Accenture

-    [**]

-    ADC Telecommunications Inc. (including Saville Systems)

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    Cap Gemini Ernst & Young (CGEY)

-    CGI Group, Inc.

-    [**]

-    [**]

-    [**]

-    Convergys (including Geneva)

-    CSG Kenan

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    Electronic Data Systems (EDS)

-    [**]

-    [**]

-    [**]

-    Hewlett Packard (including Compaq)

-    IBM

-    Intec Telecom Systems

-    [**]

-    [**]

-    [**]

-    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule N
                                                       Direct Amdocs Competitors
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    Oracle

-    [**]

-    [**]

-    [**]

-    [**]

-    Portal Software

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

-    Tata Consultancy Services Limited

-    [**]

-    [**]

-    TelesensKSCL

-    [**]

-    [**]

-    [**]

-    [**]

-    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule O.2
                                                               Amdocs Facilities
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

             STREET ADDRESS                 CITY   STATE   COUNTRY   ZIP CODE   [**]  [**]
             --------------                 ----   -----   -------   --------   ----  ----
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]
[**]                                        [**]    [**]     [**]      [**]     [**]  [**]

                       RESTRICTED-PROPRIETARY INFORMATION

  This information is for use by authorized employees of AT&T, Amdocs and their
   Affiliated Companies only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                    Schedule O.3
                                                         AT&T Provided Equipment
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                             AT&T PROVIDED EQUIPMENT

-    Office copiers in AT&T Facilities - for the Term of the Agreement

-    Facsimile (FAX) machines in AT&T Facilities - for the Term of the Agreement

- Leased Equipment, as set forth in Schedule F.2 (Equipment Leases) - but only until expiration of the lease term in-process on the Commencement Date. Notwithstanding anything to the contrary in Section 6.5(a) of the Agreement, financial responsibility for leased Equipment shall be as set forth in Schedule E.1 (Asset Allocation Matrix).

-    Telephones in AT&T Facilities - for the Term of the Agreement

- Networked office printers located in work areas in AT&T Facilities that are shared by Amdocs and AT&T - for the Term of the Agreement, provided the work area remains shared. Notwithstanding anything to the contrary in
     Section 6.5(a) of the Agreement, financial responsibility for networked office printers and associated supplies shall be as set forth in Schedule
     E.1 (Asset Allocation Matrix).

- BAPCO Entities' loaned desktop and tablet personal computers are listed in the table below ("BAPCO Loaned Equipment"). The BAPCO Loaned Equipment has been provided to Amdocs for use during the BAPCO Entities Modernization Period as defined in Schedule A, Attachment A. Within thirty (30) days of completion of the BAPCO Entities Modernization Period as defined in Schedule A, Attachment A, Amdocs will return the BAPCO Loaned Equipment to AT&T at Amdocs' expense. In the event that Amdocs ceases to use any of the BAPCO Loaned Equipment to provide Services to AT&T under this Agreement, Amdocs shall promptly return the BAPCO Loaned Equipment to AT&T at Amdocs' expense. In addition, in the event that any of the BAPCO Loaned Equipment stops functioning, Amdocs shall promptly return the non-functioning BAPCO Loaned Equipment to AT&T and Amdocs shall replace the non-functioning BAPCO Loaned Equipment with Amdocs-provided Equipment for Amdocs use, in each case at Amdocs' expense.

NOTE: "AT&T Provided Equipment" has the meaning ascribed to it in Section 6.5(a) of the Agreement (AT&T Provided Equipment).

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                    Schedule O.3
                                                         AT&T Provided Equipment
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

DESKTOP/LAPTOP   MANUFACTURER   MODEL   SERIAL NUMBER   TAG NUMBER
--------------   ------------   -----   -------------   ----------
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]
[**]                 [**]        [**]        [**]          [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule P
                                                         Direct AT&T Competitors
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE P
                             DIRECT AT&T COMPETITORS

                                   PUBLISHERS

 PRINT PUBLISHERS

(INCLUDES PUBLISHERS WHO COMPETE IN ANY OR PART OF THE CURRENT AT&T FOOTPRINT WHO MAY OR MAY NOT BE MEMBERS OF THE YELLOW PAGES ASSOCIATION).

[**]

CMR

CMR MEMBERS

(CMR - CERTIFIED MARKETING REPRESENTATIVES MEMBERS = CMR COULD BE COMPETITORS TO AT&T REAL YELLOW PAGES VIA THE SALES CHANNEL AND/OR PUBLISHING CHANNEL. A CMR MAY HAVE INTEREST IN DIRECTORY SALES SYSTEMS)

[**]

INTERNET COMPETITORS

(INCLUDES INTERNET YELLOW PAGES PROVIDERS AND LOCAL SEARCH PROVIDERS).

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Q
                                                                            [**]
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                SCHEDULE Q: [**]

     Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions. [**]

     A total of 4 pages have been omitted.

                                                                      Schedule R
                                                                         Reports
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE R

                                     REPORTS

REPORT LIST

     -    [**]

          -    Includes at the minimum:

               -    [**]

     -    [**], includes, but is not limited to

          -    [**]

               -    [**]

     -    [**] and supporting documentation

     - [**] and supporting documentation remaining consistent with the current reporting format/content being provided [**]

     -    [**]

          -    [**]

     -    [**]

          -    To include the following at a minimum:

     [**]

          -    Include [**]

REPORT CONTENT SATISFIED VIA [**]

     -    [**]

Q/A & [**]

Q/A & [**]

     -    [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule S
                                                                  AT&T Standards
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                           SCHEDULE S - AT&T STANDARDS

It is mutually agreed between AT&T and Amdocs that this schedule incorporates by reference and Amdocs shall comply with the then current TSS - Technology Strategies and Standards (at url: http://tss.sbc.com as of the FARA Effective Date ). To the extent there are any additions or modifications to such Technology Strategies and Standards after the FARA Effective Date that materially increase Amdocs' aggregate costs in performing the Services or Amdocs' responsibilities hereunder, the Parties will address such impact, if any, through SECTION 9.5.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule T
                                                         Supplier Diversity Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                             SUPPLIER DIVERSITY PLAN

Attached hereto and incorporated herein as Exhibit A is a template for Amdocs's proposed Participation Plan, outlining MBE/WBE/DVBE goals and specific and detailed plans to achieve those goals. Amdocs will submit an updated Participation Plan annually by [**]. Amdocs will submit MBE/WBE/DVBE Results Reports [**], using the form attached hereto and incorporated herein as Exhibit
B. Participation Plans and Results Reports will be submitted to the Prime Supplier Program Manager.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule T
                                                         Supplier Diversity Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                         MBE/WBE/DVBE PARTICIPATION PLAN

                 PRIME SUPPLIER MBE/WBE/DVBE PARTICIPATION PLAN

                                 YEAR REPORTING:

     PRIME SUPPLIER NAME:
                          ------------------------------------------------------
     ADDRESS:
                          ------------------------------------------------------

                          ------------------------------------------------------

     COMPANY E-MAIL:
                          ------------------------------------------------------
     TELEPHONE NUMBER:
                          ------------------------------------------------------

     DESCRIBE GOODS OR SERVICES BEING PROVIDED UNDER THIS AGREEMENT:

     DESCRIBE YOUR M/WBE-DVBE OR SUPPLIER DIVERSITY PROGRAM AND THE PERSONNEL DEDICATED TO THAT PROGRAM

     THE FOLLOWING, TOGETHER WITH ANY ATTACHMENTS IS SUBMITTED AS AN MBE/WBE/DVBE PARTICIPATION PLAN.

1.   GOALS

     A. WHAT ARE YOUR MBE/WBE/DVBE PARTICIPATION GOALS?

     MINORITY BUSINESS ENTERPRISES (MBES)                                   [**]
     WOMAN BUSINESS ENTERPRISES (WBES)                                      [**]
     DISABLED VETERAN BUSINESS ENTERPRISES (DVBES)                          [**]

     B. WHAT IS THE ESTIMATED ANNUAL VALUE OF THIS CONTRACT WITH:

     AMERITECH
                                    --------------------------------------------
     NEVADA BELL
                                    --------------------------------------------
     PACIFIC BELL
                                    --------------------------------------------
     SOUTHERN NEW ENGLAND TELEPHONE
                                    --------------------------------------------
     SOUTHWESTERN BELL
                                    --------------------------------------------
     AMERITECH DATA SERVICES (ADS)
                                    --------------------------------------------
     AT&T  ADVANCED SOLUTIONS (ASI)
                                    --------------------------------------------
     AT&T  LONG DISTANCE
                                    --------------------------------------------
     AT&T  TELECOM (NATIONAL/LOCAL)
                                    --------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule T
                                                         Supplier Diversity Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     AT&T MOBILITY
                                    --------------------------------------------
     OTHER AT&T AFFILIATE
     TOTAL ACROSS AFFILIATES
                                    --------------------------------------------

     NOTE: INDICATE DOLLAR AWARD(S) AS IT APPLIES TO THIS CONTRACT (I.E., PACIFIC BELL, SWBT, AND/OR AFFILIATE).

     C. WHAT ARE THE DOLLAR AMOUNTS OF YOUR PROJECTED MBE/WBE/DVBE PURCHASES:

     MINORITY BUSINESS ENTERPRISES (MBES)
                                                   -----------------------------
     WOMAN BUSINESS ENTERPRISES (WBES)
                                                   -----------------------------
     DISABLED VETERAN BUSINESS ENTERPRISES (DVBES)
                                                   -----------------------------

* SEE MBE/WBE/DVBE CANCELLATION CLAUSE IN AGREEMENT FOR DEFINITIONS OF MBE, WBE, AND DVBE*

2. LIST THE PRINCIPAL GOODS AND SERVICES TO BE SUBCONTRACTED TO MBE/WBE/DVBEs OR DELIVERED THROUGH MBE/WBE/DVBE VALUE ADDED RESELLERS

     DETAILED PLAN FOR USE OF M/WBES-DVBES AS SUBCONTRACTORS, DISTRIBUTORS,
                              VALUE ADDED RESELLERS

     For every product and service you intend to use, provide the following information. (attach additional sheets if necessary)

               CLASSIFICATION   PRODUCTS/SERVICES TO
COMPANY NAME   (MBE/WBE/DVBE)       BE PROVIDED         $ VALUE   DATE TO BEGIN
------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

------------   --------------   --------------------    -------   -------------

3. AMDOCS AGREES THAT IT WILL MAINTAIN ALL NECESSARY DOCUMENTS AND RECORDS TO SUPPORT ITS EFFORTS TO ACHIEVE ITS MBE/WBE/DVBE PARTICIPATION GOAL(S). AMDOCS ALSO ACKNOWLEDGES THE FACT THAT IT IS RESPONSIBLE FOR IDENTIFYING, SOLICITING AND QUALIFYING MBE/WBE/DVBE SUBCONTRACTORS, DISTRIBUTORS AND VALUE ADDED RESELLERS.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule T
                                                         Supplier Diversity Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

4. THE FOLLOWING INDIVIDUAL, ACTING IN THE CAPACITY OF MBE/WBE/DVBE COORDINATOR FOR AMDOCS, WILL:

     ADMINISTER THE MBE/WBE/DVBE PARTICIPATION PLAN,
     SUBMIT SUMMARY REPORTS, AND
     COOPERATE IN ANY STUDIES OR SURVEYS AS MAY BE REQUIRED IN ORDER TO DETERMINE THE EXTENT OF COMPLIANCE BY THE AMDOCS WITH THE PARTICIPATION PLAN.

     NAME:
                           -----------------------------------------------------
     TITLE:
                           -----------------------------------------------------
     TELEPHONE NUMBER:
                           -----------------------------------------------------
     AUTHORIZED SIGNATURE:
                           -----------------------------------------------------
     DATE:
                           -----------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule T
                                                         Supplier Diversity Plan
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                       MWBE-DVBE QUARTERLY RESULTS REPORT

                                 M/WBE-DVBE QUARTERLY RESULTS REPORT

FOR THE FOLLOWING AT&T AFFILIATE:

     NOTE: Subcontracting Results should reflect ONLY M/WBE-DVBE dollars directly traceable to sales
           DURING THE REPORT QUARTER.

     Results must be reported individually for each AT&T subsidiary.

     THIS SUMMARY REPORT SHOULD BE E-MAILED  TO:             SBCSD@ATT.COM

     Authorized signed copy should be mailed to:    PRIME SUPPLIER PROGRAM MANAGER
                                                    2600 CAMINO RAMON, ROOM 1E050
                                                    SAN RAMON, CA 94583   FAX # (925)867-4414

     NOTE: Questions and/or requests for assistance may be referred to the Prime Supplier Program
           Manager at sbcsd@att.com.

     1. REPORTING COMPANY:                          2. CONTRACT/     3. REPORT QUARTER:
                                                       WORK ORDER    This report reflects the
                                                       NUMBER:       utilization of Minority Business
                                                                     Enterprise/ Woman Business
                                                                     Enterprise/Disabled Veterans
                                                                     Enterprise participation for
Company Name:                                                        period
                     ----------------------------                           -------------------------
Address:
                     ----------------------------                    --------------------------------
City, State, Zip:                                                                             through
                     ----------------------------                    ------------------------
Contact Name:                                       (If available)
                     ----------------------------                    ------------------------
Title:                                                                (Please indicate dates)
                     ----------------------------
E-mail:
                     ----------------------------
Date:
                     ----------------------------
Telephone:
                     ----------------------------


SIGNATURE:
                     ----------------------------

                PARTICIPATION GOAL                              PARTICIPATION ACHIEVEMENT

     4.                                             5.                          ACTUAL FOR QUARTER
                                                                             ------------------------
                                                                               MBE      WBE     DVBE
                             ANNUAL GOAL
                        ----------------------
Percent of Total         MBE      WBE     DVBE      Subcontracting Dollars
                                                                             ------   ------   ------
Sales                   [**]     [**]     [**]

                                                    Total

                                                    Sales to AT&T
                                                                             ------------------------
                                                    Percent of
                                                    Subcontracted Sales        [**]     [**]     [**]

AT&T - SUBCONTRACTING RESULTS

     6. M/WBE-DVBE SUBCONTRACTOR(S)                 Ethnic/Gender:           Total Dollars:

Name:
                     ----------------------------                            ------------------------
Address:
                     ----------------------------
City, State, Zip:
                     ----------------------------
Telephone:                                               CERTIFYING AGENCY:
                     ----------------------------                            ------------------------
Goods or Services:
                     ----------------------------

To add additional subcontractors, copy the entire light gray area and paste directly below this line.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule X
                                                        Contract Number 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE X

       SOFTWARE LICENSE, MAINTENANCE SERVICES AND ONGOING SUPPORT SERVICES

This Schedule hereby incorporates by reference the terms of the Agreement. The terms of the Agreement shall apply to the terms of this Schedule. Capitalized terms used in this Schedule and not defined herein have the meanings, if any, ascribed to such terms in the Agreement. The Parties acknowledge that the terms of this Schedule are designed to reflect the unique relationship of the Parties following the termination or expiration of the Agreement. Therefore, these terms, including, without limitation, pricing terms, shall not apply to any other relationships or agreements to be established between the Parties.

1.   DEFINITIONS

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     1.1 "AUTHORIZED END USERS," "Authorized User", "User" whether or not capitalized, means [**].

     1.2 "CONTRACTOR" means any person or entity, including AT&T Third Party Contractors, outsourcers, consultants, disaster recovery services providers, hosting services providers and other third parties providing technical services or advice to AT&T , Eligible Recipients or Authorized End Users.

     1.3 "CUSTOMERS" has the meaning ascribed to such term in SECTION 6.1(A) of this Schedule.

     1.4 "CUSTOMIZATION MAINTENANCE SERVICES" has the meaning ascribed to such term in SECTION 4(B)(II) of this Schedule.

     1.5 "DOCUMENTATION" means the [**] pursuant to the Agreement or this Schedule.

     1.6  "[**]" means [**].

     1.7 "[**]" means [**], as well as the [**], as well as all [**] materials. [**] do not include [**] or that are [**].

     1.8  "[**]" means the amounts set forth in SECTION 6 of this Schedule.

     1.9  "MAINTENANCE SERVICES" means the Services described and defined in
          SECTION 4.1 and ANNEX A of this Schedule.

     1.10 "ONGOING SUPPORT SERVICES" means the services described and defined in
          SECTION 4.2(B).

     1.11 "[**]" has the meaning ascribed to such term in SECTION 6.1(A) of this Schedule.

2.   LICENSE GRANT.

     2.1 GRANT OF LICENSE. Subject to SECTION 6.3(B) of SCHEDULE J of the Agreement Amdocs hereby grants to AT&T and each Eligible Recipient a - [**] (i) to permit AT&T and each Eligible Recipients to Utilize the [**] (in both source code and object code forms), and (ii) in connection therewith, to Utilize the Documentation, in each case in connection with [**]. AT&T shall not use the [**] on a [**].

     2.2 AUTHORIZED END USERS. Authorized End Users have the rights set forth in SECTION 14.5(C) of the Agreement in connection with the license granted in SECTION 2.1 above.

     2.3 USE. With respect to [**], AT&T shall use the [**] and Documentation [**], as well as the [**], in each case [**]. Notwithstanding the foregoing, AT&T may

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          use the [**] to provide [**], such use not to extend for more than [**] from the date of such [**].

     2.4 CONTRACTORS. Contractors have the rights set forth in SECTION 14.5(C) of the Agreement in connection with the license granted in ARTICLE 2, subject to SECTION 2.7 of this Schedule.

     2.5 [**]. Without limiting SECTION 14.5(C) of the Agreement, the rights and license grants under this ARTICLE 2 may be [**] purposes.

     2.6 [**]. Subject to SECTION 14.2(B) of the Agreement, upon Acceptance by AT&T of the [**], and upon delivery of any Enhancements and Improvements thereto, Amdocs shall provide AT&T, [**] Documentation for the [**] and all Amdocs Owned Materials that are [**] Developed Materials. Such [**] Documentation shall be sufficient to allow a [**] the [**]. Amdocs will provide [**] to AT&T for the [**] and Developed Materials, including [**] included in such [**] and the Developed Materials.

     2.7 CONFIDENTIALITY. Prior to exercising the license or rights described above in SECTION 2 of this Schedule,

          (a) Contractors shall be bound by written nondisclosure requirements with AT&T (or the applicable Eligible Recipient) no less protective of Amdocs rights than as provided under SECTION 13.3 of the Agreement; and

          (b) with respect to [**], such Contractors shall also first sign and present a nondisclosure agreement to Amdocs in the form of
               EXHIBIT 6 [**], those more protective provisions set forth therein); provided, however, in the case of [**] (as described in
               SECTION 6.9(B) of the Agreement) or if Amdocs [**], AT&T shall
               (A) [**] cause any such AT&T Third Party Contractor to execute
               EXHIBIT 6 with Amdocs and, in the event that such [**] the confidentiality and proprietary rights provisions of this Agreement and which at a minimum provide that (w) [**], (x) [**], and (y) [**], and (z) [**], and (B) with respect to [**]. AT&T shall provide the relevant portions of such agreement between AT&T and the AT&T Third Party Contractor to Amdocs.

          Subject to the foregoing, any Contractor's exercise of the rights described in SECTION 2.4 of this Schedule is subject to the provisions of SECTIONS 14.5(C) and 13.3(B)(II)(A) - (D) of the Agreement.

3.   DELIVERY, TITLE, RISK OF LOSS.

     3.1 DELIVERY. Amdocs shall deliver the [**] and the Documentation to AT&T as part of the [**] and Documentation, respectively, under and in accordance with the

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          provisions of the Agreement. In the event other Software or Material shall be provided to Eligible Recipients pursuant to an Order, Amdocs shall deliver such Software or Material in accordance with the terms of the respective Order. In all such cases, Amdocs shall provide such Software and Materials [**] the [**] and Documentation and to otherwise [**] of the [**] and Documentation.

     3.2 [**]. [**] for the [**] and Documentation shall [**]. Amdocs will provide another copy of the [**] or Documentation if the [**] or Documentation is lost or damaged [**] the [**] or Documentation.

4.   MAINTENANCE AND ONGOING SUPPORT SERVICES.

     4.1  MAINTENANCE SERVICES.

          (a) DURING AGREEMENT TERM. During the term of the Agreement, maintenance services for the [**] will be provided under the Agreement.

          (b) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement (or the applicable parts of the Agreement relating to maintenance of the [**]) [**] with respect to the [**] and any successor software), Amdocs will offer to AT&T the Maintenance Services [**] (each a "MAINTENANCE TERM"), pursuant to Orders issued by AT&T, and payment of the [**], and in accordance with the following:

               (I) DESCRIPTION. Amdocs will provide to AT&T and the Eligible Recipients Improvements with respect to the [**] and [**] services described on ANNEX A of this Schedule (the "MAINTENANCE SERVICES"). Maintenance Services include [**] of the function(s) described in the Specifications for the [**], correct errors in the [**], change the basic program functions of the [**] or add new ones, all of which shall be furnished to Eligible Recipients [**] the Eligible Recipient's [**] (subject to [**]between the Eligible Recipients' [**] and the [**]). Amdocs will provide AT&T with [**] to the Developed Materials, the [**], and other customizations provided by Amdocs.

               (II) At the time of the [**] Maintenance Services, AT&T may [**]
                    Maintenance Services [**] to the [**] by or for Amdocs in connection with the Services provided by Amdocs under the Agreement) (the "CUSTOMIZATION MAINTENANCE SERVICES"). Amdocs shall identify the Developed Materials that are not part of the [**] (and thus subject to Customization Maintenance Services) in the [**] prepared pursuant to
                    Section 5.1.3.1 of SCHEDULE E, PART 3 or the DFS. For the purposes of this SCHEDULE X, Software

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    [**] subject to the terms and conditions applicable to Maintenance Services for the [**] (regardless of whether such Software may otherwise qualify as Developed Materials under the Agreement). The Customization Maintenance Services shall also include Amdocs' [**] with the [**] are [**] provided by Amdocs in connection with the Maintenance Services. References to "Maintenance Services" shall include the Customization Maintenance Services, and references to the "[**]" shall include the Developed Materials, as the context requires, [**] the Customization Maintenance Services. Customization Maintenance Services [**] Maintenance Services.

               (III) [**]. Subject to, and except as provided in ANNEX A, the procedure for [**] shall be as follows: upon [**], AT&T will [**], whether it is in the [**], in one of the [**] of the [**], an [**], or some [**]; in the event that the [**] (or any component thereof) is the [**], AT&T will [**] Amdocs of [**] and provide Amdocs, in reasonable detail, with all the information [**], in order to [**]. Promptly upon receipt of such information, Amdocs will [**] and will provide the [**] to AT&T. AT&T will [**] based on the specific and detailed instructions of Amdocs. If an [**] which was [**] to Amdocs is [**] in the [**], Amdocs will have [**] in SCHEDULE J of the Agreement.

               (IV) [**] MAINTENANCE SERVICES. Upon [**] to Amdocs prior to the end of a Maintenance Term, AT&T shall be entitled to [**] Maintenance Services (and/or the Customization Maintenance Services) [**] Maintenance Term and [**] for Maintenance Services (and/or the Customization Maintenance Services), if any, [**]. In any such event, AT&T's [**] of the Maintenance Services (and/or the Customization Maintenance Services) shall [**] (i) the provision of other services by Amdocs ordered by AT&T, if any, or (ii) any other right or license granted hereunder.

               (V) [**] MAINTENANCE SERVICES. Following its [**] Maintenance Services (and/or the Customization Maintenance Services), AT&T [**] of Maintenance Services (and/or the Customization Maintenance Services) upon written notice to Amdocs (the "[**] NOTICE") and (A) [**] of Maintenance Services (and/or the Customization Maintenance Services), provided that this [**] occur [**] (with respect to each of the Maintenance Services and the Customization Maintenance Services) under this SCHEDULE X; or (B) [**], then upon [**] as [**] for Maintenance Services (and/or the Customization Maintenance Services) during such

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                    period of [**] of such Maintenance Services (and/or the Customization Maintenance Services). Subject to the [**] (if applicable), AT&T [**] any [**] for [**]during which AT&T has [**] Maintenance Services in accordance with Section 4.1(b)(iv). When Maintenance Services [**], Amdocs will provide AT&T all [**] and associated Documentation for the [**].

               (VI) COOPERATION. Subject to SECTION 4.1(B)(VI) below, AT&T may provide itself or obtain from Contractors [**] related to the [**], and Amdocs shall, as part of the Maintenance Services, reasonably cooperate with AT&T and/or any such Contractor, including by providing, as part of Ongoing Support Services, [**] to AT&T and/or such Contractor(s), and will coordinate with AT&T and/or any such Contractors to help [**]. In the event that, despite the foregoing efforts of Amdocs, [**], if and to the extent [**], subject to (i) Amdocs' providing AT&T reasonable notice in writing of any such [**], and (ii) Amdocs' [**].

               (VII) EXCLUSIONS. If and to the extent there has been any
                    alteration, modification or adjustment to a component of the [**] by any entity other than Amdocs, then Maintenance Services (including Extended Warranty services) shall not apply to the applicable component and any affected related components (e.g., parts of the [**]), [**]. Notwithstanding the foregoing, [**].

     4.2  ONGOING SUPPORT SERVICES

          (a) DURING AGREEMENT TERM. The [**] will be delivered and customized by Amdocs, and the Developed Materials implemented, for AT&T under and in accordance with the terms of the Agreement. Following Acceptance by AT&T of the [**] under the Agreement and continuing through the term of the Agreement, the [**] will be supported by Amdocs pursuant to and in accordance with the provisions of the Agreement.

          (b) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement and for a period of [**] thereafter, Amdocs will [**] for the [**] and other related support services ordered by AT&T (the "ONGOING SUPPORT SERVICES").

     4.3 SERVICE PERFORMANCE AND SERVICE LEVELS. Amdocs shall perform the Maintenance Services and Ongoing Support Services at [**]. Without limiting the generality of the foregoing, Amdocs shall perform the Maintenance Services [**], as the case may be.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     4.4  [**]

          (a) DURING AGREEMENT TERM. During the term of the Agreement, the provisions of the Agreement shall govern all [**] respecting the [**].

          (b) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement, unless otherwise agreed by the Parties (including in an applicable Order), the [**] pursuant to the Ongoing Support Services.

     4.5 AT&T MASTER AGREEMENT MAINTENANCE TERMS. AT&T [**] apply to the [**] maintenance and support terms applicable to Amdocs Software licensed by AT&T pursuant to the master software license agreement (and not this Agreement) then in effect between AT&T and Amdocs.

5.   OWNERSHIP OF MATERIALS.

     Ownership rights in the Enhancements, [**] and Documentation shall be as set forth in SECTION 14 of the Agreement.

6.   CHARGES; INVOICING.

     6.1 CHARGES. The fees, prices and other charges to be paid by AT&T for license of the [**], Maintenance Services and Ongoing Support Services shall be as follows:

          (a) [**]. All [**] payable for the license granted under ARTICLE 2 through the date of termination or expiration of the Agreement [**] pursuant to the Agreement. During the term of the Agreement, and after expiration or termination of the Agreement, AT&T shall [**] as provided in this SECTION 6.1(A). If at any time [**] the licenses granted under this SCHEDULE X to [**] under the Agreement, then AT&T agrees [**] in accordance with this SECTION 6.1(A) (the "[**]"); the [**] shall [**] a similar fee. Such [**] shall be (i) based [**] under this Section; (ii) calculated as of the [**] Eligible Recipient (the "[**]"); and (iii) [**] after the [**] and paid by AT&T in accordance with the Agreement. Thereafter, AT&T shall [**]Eligible Recipient. A "CUSTOMER" means a [**] the Amdocs System. For purposes of calculating the [**], there shall be [**] and the Parties shall not [**] Amdocs System as of the [**] nor shall there be any [**] for any Customer or New Eligible Recipient that [**] the [**]. In addition, [**] shall be payable with respect to [**]the FARA Effective Date.

          (b) DURING AGREEMENT TERM. During the term of the Agreement, [**] [**] pursuant to the Agreement.

          (c) FOLLOWING TERM OF AGREEMENT. Following the expiration or termination

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

               of the Agreement, the [**] of any [**] due under this Schedule, commencing and calculated [**]; and (B) the Customization Maintenance Services will be[**] performed under this SCHEDULE X after the expiration or termination of the Agreement pursuant to an Order; or, (2) [**] set forth in SCHEDULE J of the Agreement; plus, for each of the [**] (EXHIBIT 11 sets forth such polices as of the FARA Effective Date) (the "[**]"). Maintenance Services are [**]. The [**] set forth in SCHEDULE J of the Agreement[**].

     6.2  INVOICING; PAYMENT. Invoicing and payment shall be in accordance with
          SECTION 12 of the Agreement.

     6.3 [**]. [**] set forth in this Schedule are subject to [**] of the Maintenance Term; [**] then-current applicable master agreement between the Parties (if any) or the [**] if no such master agreement exists.

     6.4 [**]. [**] commencement of each Maintenance Term after the expiration of the Term of the Agreement, that the [**] in this SCHEDULE X [**].

7. TRAINING; USER GROUPS. Following the expiration or termination of the Agreement, unless otherwise agreed by the parties (including in an applicable Order), the following provisions shall apply:

     7.1 OBLIGATION TO PROVIDE TRAINING. Amdocs [**]. All training shall be offered in accordance with Amdocs' standard terms and conditions.

     7.2 PRIOR TRAINING OR COMPETENCIES. AT&T acknowledges that certain training courses may require that trainees have previous training or specific competencies. [**].

     7.3 TRAINING MATERIALS. All training provided by Amdocs shall [**]. The Eligible Recipients shall [**].

     7.4 CANCELLATION. An Eligible Recipient may [**] notice to Amdocs, provided that the Eligible Recipient [**] by Amdocs.

     7.5 TRAIN-THE-TRAINER RIGHTS. [**] of an Eligible Recipient having an individual trained in the operation of the [**] to train other Eligible Recipient personnel.

     7.6 USER GROUPS. AT&T shall [**]and, at AT&T 's request, Amdocs shall [**]steering committee or other governing body of each such user group.

8.   TERMINATION.

     The term and termination provisions of the Agreement shall apply to Maintenance

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     Services provided during the term of the Agreement. Following the expiration or termination of the Agreement, the termination provisions of
     SECTION 20 of the Agreement shall apply with respect to this Schedule. In the event of termination of the Agreement [**] Amdocs thereunder, and as permitted thereunder, and if [**] terminate the license of the [**], then AT&T [**] Maintenance Services on the terms set forth under this Schedule.

9.   BANKRUPTCY.

     All rights and licenses granted under or pursuant to this Schedule by Amdocs are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, or any replacement or successor provision therefor (the "CODE"), licenses to rights to "intellectual property" as defined in the Code. The Parties agree that AT&T, as licensee of such rights under this Schedule, shall retain and may fully exercise all of its rights and elections under the Code. The Parties further agree that, in the event of the commencement of bankruptcy proceedings by or against Amdocs under the Code and subject to AT&T's compliance with the requirements of Section 365(n) of the Code, (i) AT&T shall be entitled to retain all of its rights under this Schedule, and (ii) Amdocs shall, upon request, provide to AT&T any embodiments of such intellectual property in Amdocs' possession or control. In addition to the foregoing, Amdocs agrees that in the event of commencement of bankruptcy proceedings by or against AT&T , subject to AT&T 's continued performance of its payment obligations (if any) to Amdocs under this Schedule related to such licenses, AT&T , or its trustee in bankruptcy, shall be entitled to assume the licenses granted under or pursuant to this Schedule by Amdocs to AT&T and shall be entitled to retain all of its rights thereunder (and shall be entitled to assume this Schedule and all of AT&T's rights hereunder).

10.  [**].

     As part of the Maintenance Services, [**] of the [**] (the "REPLACED PRODUCT"), then [**].

11.  REPLACEMENT SOFTWARE.

     In the event that the [**] is damaged or destroyed, Amdocs shall provide an additional copy of the [**] for the cost of replacement media plus reasonable administrative and postage charges.

12.  LIMITATION OF LIABILITY.

     During the term of the Agreement, any claims for damages by either Party relating to the [**] or any licenses or services provided by Amdocs with respect thereto will be considered damages arising under the Agreement and shall be governed by and subject to the provisions of the Agreement, and neither Party shall bring any such claims under this

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     Schedule. After the expiration or termination of the Agreement, the provisions of SECTION 18.2 of the Agreement will apply to liability under this Schedule except that the Charges referenced in SECTION 18.2(A) shall refer to the amounts under this Schedule.

13.  WARRANTY

     Without limiting the warranties set forth in the Agreement, Improvements to the [**] developed after the Term under this Schedule X will be subject to warranties as mutually agreed by the Parties.

     If AT&T has [**] [**] and the [**] license has not been terminated under the Agreement, then, as of the date of the expiration or termination of the Agreement, [**] (i) Amdocs has made available to AT&T and the Eligible Recipients all generally available Improvements with respect to the [**], and (ii) that the [**] is [**].

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                     ANNEX A
                                  TO SCHEDULE X

1.   DEFINITIONS

"[**]" shall mean [**] with respect to the [**]. [**] shall also mean [**] in the [**] where the [**] does [**].

"[**]" means a [**] in the [**]. A [**] may be made available as a release of the [**].

2.   TELEPHONE/E-MAIL HELP DESK SUPPORT

Amdocs' telephone and e-mail support shall provide the following: (i) [**]. The telephone support shall be accessible by calling a toll free number to be provided by Amdocs. The telephone/e-mail support shall be provided by qualified/certified technicians who are considered experts in the areas for which they are providing support. Telephone support and e-mail support shall be available during Amdocs' normal business days and hours. Each call or request received by Amdocs telephone/e-mail support shall be electronically logged by Amdocs. Amdocs shall provide defined points of contact, available 24 hours per day, seven days per week, to receive and respond to notice of problems from Level 1 Support and Level 2 Support for Severity Level One and Severity Level Two problems.

3.   PROBLEM SUPPORT [**]

     As part of Maintenance Services, Amdocs shall provide the following support [**], as applicable:

     1.   [**].

     2.   Performing [**].

     3.   Providing the [**] AT&T.

     4.   Creating [**].

     5.   Creating and delivering [**] AT&T.

     AT&T shall provide Amdocs reasonable access to the [**] environment in order for Amdocs to perform [**].

4.   [**]

During a Maintenance Term, if the following Errors occur, Amdocs agrees [**] as follows:

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                             Schedule X, Annex A
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
              [**]   [**]   [**]
              [**]   [**]   [**]
              [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule X
             Software License, Maintenance Services and Ongoing Support Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

[**]   [**]          [**]   [**]   [**]
                     [**]   [**]   [**]
                     [**]   [**]   [**]
                     [**]   [**]

[**]          [**]   [**]   [**]   [**]
                     [**]   [**]   [**]
                     [**]   [**]   [**]
                     [**]   [**]   [**]
[**]   [**]          [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule X
             Software License, Maintenance Services and Ongoing Support Services
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                     [**]   [**]
                     [**]   [**]
                     [**]   [**]

*    [**] by Amdocs to AT&T [**].

[**] examples:

          1) [**]

In the case of all [**], Amdocs shall [**]procedure:
[**]

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                   SCHEDULE Y
                              CERTAIN DEFINED TERMS


"ABANDON RATE" means Calls by a user, in the queue to be answered by a Help Desk representative or Automated Resolution Process, that are terminated prior to such answer.

"ABEND" means abnormal terminations.

"ACCEPTANCE DATE" has the meaning ascribed to such term in ATTACHMENT A of SCHEDULE A.

"ACCEPTANCE TEST PERIOD" has the meaning ascribed to such term in SECTION
4.6(b).

"ACCEPTANCE TEST" or "ACCEPTANCE TESTING" means the process, as specified in the Agreement and/or the attachments thereto, through which the applicable Deliverable(s) are subjected to the applicable acceptance test.

"ACCEPTANCE" means the determination, [**], pursuant to the provisions of
SECTION 4.6 following implementation, installation, and Testing (which may include testing in a production environment) that Deliverable(s) are in Compliance; provided, however, AT&T's productive use for operational business purposes (not use in a production environment for Testing purposes) of Deliverable(s) after the applicable Acceptance Test Period shall be deemed to be Acceptance of such Deliverable(s).

"ACCEPTED PROJECT PLAN" means the formal documented base-lined project plan that identifies a project's milestones, deliverables and resources. An accepted project plan shall be Accepted upon approval from the AT&T Governance team. Changes to the base-lined project plan can only be granted by the AT&T Governance team.

"ACQUIRING ENTITY" has the meaning ascribed to such term in SECTION 20.4(a).

"ACTUAL UPTIME" for a particular System, Application, Software, Hardware, Network, or any other part of the Services means the time that such particular System, Application, Software, Hardware, Network, or other part of the Services is actually available during its Scheduled Uptime in a Measurement Window, as specified in the SCHEDULE G - ATTACHMENT N, for normal business use by users. Actual Uptime is the aggregate number of minutes in any month during which the full functionality of any individual Service component is actually available for use by users (i.e., Scheduled Uptime minus Downtime).

"ACTUAL VOLUME" has the meaning ascribed to such term in SECTION 3 of SCHEDULE
J.

"AD HOC" has the meaning ascribed to such term in SECTION 11.1 of PART 1 OF SCHEDULE E.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"AD/M SERVICES" has the meaning ascribed to such term in SECTION 1.0 of PART 1 OF SCHEDULE E.

"ADB" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"ADB CONVERSION FACTOR" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"ADB LOA" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"AFFILIATE" means, generally, with respect to any Entity, any other Entity Controlling, Controlled by or under common Control with such Entity.

"AGREEMENT" has the meaning given in SECTION 1.4 and includes all attachments, Exhibits and Schedules hereto, as such may be amended or restated from time to time.

"ALLOCATION OF POOL PERCENTAGE" means the portion of the Pool Percentage Available for Allocation that is specified for a Performance Category. The total of all Allocation of Pool Percentages shall not exceed the Pool Percentage Available for Allocation.

"AMDOCS ACCOUNT OFFICE" means, collectively, the Amdocs Account Executive and the Amdocs Account Manager as defined in SECTION 4.0 of PART 5 OF SCHEDULE E (Statement of Work -- Governance).

"AMDOCS EXCLUDED SYSTEMS" has the meaning ascribed to such term in SECTION 9.4(a)(i).

"AMDOCS OWNED MATERIALS" has the meaning ascribed to such term in SECTION
14.3(a).

"AMDOCS OWNED SOFTWARE" means any Software owned by Amdocs (or an Amdocs Affiliate) and used to provide the Services.

"AMDOCS PERSONNEL" means those employees, representatives, contractors, subcontractors and agents of Amdocs, Subcontractors and Amdocs Affiliates who perform any Services under this Agreement. Amdocs Personnel shall include Transitioned Employees.

"AMDOCS RE-TEST" or "VENDOR RE-TEST" means a re-test of the recoverability of critical Applications required because of failed Disaster Recovery Milestones.

"AMDOCS SOFTWARE PACKAGE" means the integrated suite of commercially available packaged software products that are to be provided and licensed to AT&T by Amdocs

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

as part of this Agreement (including all Upgrades and customizations thereto).

"AMDOCS SYSTEM" means the System (including the Amdocs Software Package) to be implemented, modernized, or consolidated by Amdocs as part of the Services.

"AMENDMENT NUMBER 10" or "FARA" has the meaning ascribed to such term in the Preamble to the Agreement.

"ANNUAL DEVELOPMENT BUDGET" or "ADB" has the meaning ascribed to such term in SCHEDULE J.

"ANTIVIRUS SOFTWARE" means software programs and programming (and modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are used to monitor for, filter and detect the presence of Malicious Code and repair or remediate the effects of Malicious Code to the extent a Party has financial or operational responsibility for such programs or programming under SCHEDULES E.1, or E.2. Antivirus Software shall include all such programs or programming in use (or required to be in use) as of the FARA Effective Date, including those set forth in SCHEDULES B and B.B. Antivirus Software also shall include all such programs or programming selected by or for AT&T on or after the Effective Date to the extent a Party has financial or operational responsibility for such programs or programming under SCHEDULES E.1, or E.2.

"APPLICATION DELAY" means anytime any Application is not available at start of scheduled availability.

"APPLICATION SOFTWARE" means software application programs (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) used to support day-to-day business operations and accomplish specific business objectives. Applications Software shall include all such software listed on SCHEDULES B AND B.B as in-scope.

"APPLICATION" means a cohesive collection of automated procedures and data supporting a business objective. It consists of one or more components, modules, or subsystems.

"APPLICATIONS REPRESENTATIVE" means those Amdocs Personnel that have been designated to interface with users on resolution of Help Desk Calls, who have the appropriate authority and capability to resolve such problems, and have been so identified to the users.

"APPROVED CLIENT AUDITOR" means the AT&T employee or such other person designated by AT&T as the person with the authority to approve the initial inventory

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

with respect to an AT&T Facility. The Approved Client Auditor may or may not be stationed at the AT&T Facility for which the Approved Client Auditor has the authority to approve the initial inventory. AT&T shall designate an individual who will be the Approved Client Auditor for users who are not assigned to a specific AT&T Facility.

"ASSET INVENTORY MANAGEMENT SYSTEM CONVERSION DELAY[**]" has the meaning ascribed to such term in SECTION 6.1(q).

"ASSET INVENTORY MANAGEMENT SYSTEM" means the automated, database-driven application used by Amdocs to store, query, and continuously update asset inventory information on all assets used by Amdocs to provide the Services.

"ASSET" means, for the purpose of SCHEDULE G, any combination of System, Software, Equipment, or Hardware.

"AT RISK AMOUNT" means $[**] per calendar month.

"AT&T CONTRACT OFFICE" means, collectively, the AT&T Contract Executive and the AT&T Contract Manager as defined in SECTION 4.0 of PART 5 OF SCHEDULE E (Statement of Work -- Governance).

"AT&T DATA CENTER" means an AT&T Facility designated as a "data center" in SCHEDULE O.1.

"AT&T DATA" means any data or information of AT&T or any Eligible Recipient, and any data or information of the customers of AT&T or any Eligible Recipient, that is provided to or obtained by Amdocs in the performance of its obligations under this Agreement, including [**] and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of AT&T or any Eligible Recipient. AT&T Data also means any data or information created, generated, collected or processed by Amdocs in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, asset information, third-party service and product agreements, contract charges and retained and Pass-Through Expenses. AT&T Data shall not include data related to the internal costs and expenses of Amdocs, unless such costs or expenses are directly related to the Charges or other amounts which AT&T is required to reimburse Amdocs (e.g., Out-of-Pocket Expenses which AT&T is required to pay Amdocs).

"AT&T FACILITIES" means the facilities listed in SCHEDULE O.1 provided by AT&T or the Eligible Recipient for the use of Amdocs to the extent necessary to provide the

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Services.

"AT&T IT MANAGED DATA CENTER" means an AT&T Facility designated as an "AT&T IT managed data center" in SCHEDULE O.1.

"AT&T OWNED MATERIALS" has the meaning ascribed to such term in SECTION 14.1.

"AT&T OWNED SOFTWARE" means Software owned by AT&T or an Eligible Recipient and used, operated, maintained or supported by or on behalf of Amdocs under or in connection with this Agreement.

"AT&T PERSONAL DATA" means that portion of the AT&T Data that is subject to any Privacy Laws.

"AT&T PERSONNEL" means the employees, agents, contractors or representatives of AT&T or any Eligible Recipient who performed any of the Services to be provided by Amdocs under this Agreement, the SBC Agreement, or the BellSouth Agreement during the twelve (12) months preceding the Commencement Date of such Services under this Agreement.

"AT&T PROVIDED EQUIPMENT" has the meaning ascribed to such term in SECTION 6.5(a), subject to SECTION 6.5(b).

"AT&T REAL YELLOW PAGES" means the following AT&T-owned directory publishing companies: Pacific Bell Directory; Southwestern Bell Yellow Pages, Inc., Southwestern Bell Advertising Group, Inc., AT&T Adverstising L.P., Ameritech Publishing, Inc., SNET Information Services, Inc., Nevada Bell, BellSouth Advertising & Publishing Corporation, and L. M. Berry and Company and the wholly-owned subsidiaries of each of the aforementioned Entities.

"AT&T RULES" has the meaning ascribed to such term in SECTION 6.3(a).

"AT&T SITES" means the AT&T Facilities and the offices or other facilities listed on SCHEDULE O.1 at or to which Amdocs will provide the Services.

"AT&T THIRD PARTY CONTRACTORS" has the meaning ascribed to such term in SECTION 4.5(a).

"AUTHORIZED END USER," "AUTHORIZED USER," "USER," whether or not capitalized, means employees, customers, suppliers, vendors, auditors, benefit providers, contractors, and other business partners of Eligible Recipients who use the Services under the Agreement and who are authorized and enabled (e.g., valid user ID) by Eligible Recipient(s) to access and utilize the Services and have been identified by

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Eligible Recipient to Amdocs as such.

"AUTOMATED RESOLUTION PROCESS" and "AUTOMATED MENU" means an automated tool installed by Amdocs on the voice response unit (VRU) for resolving or responding to problems reported to the Help Desk that are capable of being resolved by such an automated tool (e.g., password resets) during the initial Call from the user.

"AVAILABILITY" means the Actual Uptime expressed as a percentage of the Scheduled Uptime for a particular System, Application, Software, Hardware or any other part of the Services (i.e., Availability % = ((Actual Uptime)/(Scheduled Uptime)) x 100%). For purposes of calculating Availability, Scheduled Uptime and Downtime shall not include any period of Downtime that is the result of scheduled time required to perform system maintenance (e.g., preventive maintenance, system upgrades, etc.), provided that such time has been mutually agreed between the Parties and is scheduled so as to minimize the impact to AT&T's or an Eligible Recipient's business.

"BACKUP" means to copy a file or files and place them in an appropriate (potentially, alternate) location so that a safe, usable copy remains if the original is destroyed.

"BANKRUPTCY CODE" means Title 11 of the United States Code.

"BANKRUPTCY REJECTION" has the meaning ascribed to such term in SECTION 20.7(b).

[**]

[**]

"BAPCO LOANED EQUIPMENT" has the meaning ascribed to such term in SCHEDULE O.3.

"BAPCO" or "BAPCO" means BellSouth Advertising & Publishing Corporation.

"BASE SERVICE CHARGE" has the meaning ascribed to such term in SECTION 2.1 of SCHEDULE J.

"BASELINE VOLUME" has the meaning ascribed to such term in SECTION 3 of SCHEDULE J.

"BCR" or "BUSINESS CHANGE REQUEST" has the meaning ascribed to such term in SCHEDULE L.B.

"BELLSOUTH AGREEMENT" has the meaning ascribed to such term in the Whereas clauses.

"[**]" has the meaning ascribed to such term in [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"[**]" has the meaning ascribed to such term in [**].

[**]

"BUSINESS ANALYST" means an individual who performs business analytics.

"BUSINESS APPLICATION" means a program designed to perform specific business functions directly for the user or, in some cases, for another Application program.

"BUSINESS AS USUAL" has the meaning ascribed to such term in SECTION 11.1 of
PART 1 of SCHEDULE E.

"BUSINESS CONTINUITY" means AT&T's overall, enterprise-wide plans and activities intended to enable continued business operation in the event of any unforeseen interruption (e.g., plans and activities to move a department or business unit to a new location in the event of a business disruption).

"BUSINESS DAY" means Monday through Friday excluding national holidays and official AT&T holidays unless otherwise specified by the AT&T Contract Manager (or his / her designee).

"CALL" means a Call (or an e-mail) to the Help Desk from a user requesting assistance related to the Services.

"CHANGE CONTROL PROCESS" or "CHANGE CONTROL PROCESS" means a process defined by written change control procedures used by the Parties through which requested or suggested changes to Services are controlled.

"CHANGE MANAGEMENT" means the processes relating to planning and performing all Changes pertaining to the Services, including Changes to individual components and coordination of Changes across all components thereof set forth in SECTION
9.5 and SCHEDULE E.

"CHANGE REQUEST" has the meaning ascribed to such term in SECTION 9.5.

"CHANGE" means (a) a change to the Services (or dates relating to Services), or
(b) a System Change.

"CHARGEABLE ENHANCEMENT" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"CHARGES" means the amounts set forth in SCHEDULE J as amounts to be charged under this Agreement for the Services.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"CLIENT APPROVED REQUEST" means an AT&T request that is properly formatted in accordance with the then current format that has been approved by the AT&T Contract Manager or his or her designee.

"CLIENT NOTIFICATION PROCESS"

      1. For cases in which Amdocs must contact the Eligible Recipient regarding requested work that Amdocs believes, in good faith, has been completed, the Client Notification Process means execution of the following process:

            (i) Amdocs will place the applicable request in a "pending close" status, thereby stopping the Time to Resolve (or other applicable measurement of resolution time).
            (ii) Amdocs will attempt to contact the user via phone and, if the user is unavailable, Amdocs will leave a voice mail seeking contact (or, if the user does not have voicemail, Amdocs will send an e-mail to the user). At such time as the user contacts Amdocs with respect to the request, the Time to Resolve (or other applicable measurement of resolution time) will be re-started.
            (iii) If the user does not respond to the voicemail or e-mail from
                  Amdocs, Amdocs will make [**] additional attempts to contact the user in a similar manner [**] Business Days.
            (iv) If, after such attempts, the user has not contacted Amdocs, the request will be closed no sooner than [**] after the final attempt and Amdocs will send an e-mail to the user notifying him or her of such.
            (v) If the user notifies Amdocs that the work associated with the initial request was not completed, the request will be reopened with the same request number and the Time to Resolve (or other applicable measurement of resolution time) will be restarted at that time. For the avoidance of doubt, if the request is closed as described in (iv) above, such closure shall be subject to reopening as describe in this paragraph
                  (v).

      2. For cases in which Amdocs must contact the Eligible Recipient regarding requested work that has not been completed, the Client Notification Process means execution of the following process:

            (i) Amdocs will place the applicable request in a "pending contact" status, thereby stopping the Time to Resolve (or other applicable measurement of resolution time).
            (ii) Amdocs will attempt to contact the user via phone and, if the user

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                  is unavailable, Amdocs will leave a voice mail seeking contact (or, if the user does not have voicemail, Amdocs will send an e-mail to the user). At such time as the user contacts Amdocs with respect to the request, the Time to Resolve (or other applicable measurement of resolution time) will be re-started.
            (iii) If the user does not respond to the voicemail or e-mail from
                  Amdocs, Amdocs will make [**] additional attempts to contact the user in a similar manner [**] Business Days.
            (iv) If, after such attempts, the user has not contacted Amdocs, the request will be placed on hold and Amdocs will send e-Mail to the user notifying him or her of such. At such time as the request is placed on hold (no sooner than [**] after the final attempt), the measurement of the Time to Resolve (or other applicable measurement of resolution time) will be suspended. At such time as the user contacts Amdocs with respect to the request, the Time to Resolve (or other applicable measurement of resolution time) will be re-started. However, requests placed on hold will be closed if, after [**] additional Business Days, the user does not respond to Amdocs and, if the user responds to Amdocs after such [**] Business Day period, a new request will be opened.
            (v) If the user responds to Amdocs prior to the request being closed, then the Time to Resolve (or other applicable measurement of resolution time) will be restarted at that time.

"CMM" means the Capability Maturity Model developed by the Software Engineering Institute.

"COMMENCEMENT DATE" means the date as the Parties may agree upon (or have previously agreed upon) in writing as the date on which Amdocs assumes (or assumed) full responsibility for the Services. With respect to additional or consolidated Services (other than Legacy Services) arising under this FARA, the Commencement Date shall be [**], or such other date(s) as the Parties may agree upon in writing. With respect to the Legacy Services, the Parties acknowledge and agree that the Commencement Date shall be no later than the FARA Effective Date.

"COMPLIANCE" and "COMPLY" mean, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by AT&T or Amdocs, compliance in all material respects with the applicable Specifications.

"COMPONENT" means any constituent part of a Product or Services, whether provided by Amdocs or any other source.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"CONTRACT RECORDS" has the meaning ascribed to such term in SECTION 9.9(a).

"CONTRACT YEAR" means for the first Contract Year following the FARA Effective Date, a period commencing on the FARA Effective Date and ending on December 31, 2007, and for each subsequent Contract Year, a twelve (12) month period commencing on January 1 and ending on December 31. If any Contract Year is less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period, unless otherwise expressly specified in this Agreement.

"CONTROL" and its derivatives mean: (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

"CORPORATE LEVEL AGREEMENTS" means all agreements: (a) between AT&T (or a parent company of AT&T) and a third party pursuant to which such third party grants licenses to use materials, and/or provides services, to AT&T and/or its Affiliates; and (b) under which Amdocs is required to have rights in order to perform the Services. Corporate Level Agreements include agreements with the following: IBM Corporation, Microsoft Corporation, and Oracle Corporation.

"CPI" means customer proprietary information.

"CPNI," "CUSTOMER PROPRIETARY NETWORK INFORMATION," or "CPNI" means (i)"customer proprietary network information" as defined under the Communications Act of 1934, as amended, including by the Telecommunications Act of 1996, and applicable Federal Communications Commission orders and regulations; (ii) any of the following information of any customer of AT&T or any Eligible Recipient or any of their Affiliates, or any customer of any such customer, whether individual or aggregate, whether or not including identifying information: names, addresses, phone numbers, Calling patterns, and the quantity, nature, technical configurations, locations, types, destinations or amount of use of telecommunications services received or Calls received or made; (iii) information contained on the telephone bills of AT&T's, any Eligible Recipient's, or any of their Affiliates' customers (including the customers of such customers) pertaining to telephone exchange service or telephone toll service received by a customer of AT&T, any Eligible Recipient, any of their Affiliates or of any customer of any such customer; (iv) unlisted customer numbers; (v) aggregate customer data with individual identifying information deleted; or (vi) information available to

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

AT&T or any Eligible Recipient by virtue of AT&T's, any Eligible Recipient's, or their Affiliates', relationship with its customers as a provider of telecommunications service, or by virtue of their customers' relationships with their own customers as providers of telecommunications services.

"CRITICAL DELIVERABLES [**]" means the monetary amount that the Amdocs shall be obligated to pay to AT&T, or credit against Monthly Charges, in the event Amdocs fails to timely deliver a Critical Deliverable.

"CRITICAL DELIVERABLES" means those deliverables performed on a one-time or periodic basis and identified in SCHEDULE G - ATTACHMENT C and for which Critical Deliverables Credits may be payable.

"CRITICAL PRIORITY" has the meaning ascribed to such term in SCHEDULE G - ATTACHMENT F.

"CRITICAL SERVICE LEVELS" means those Service Levels identified as such in SCHEDULE G - ATTACHMENT A and described in SCHEDULE G - ATTACHMENT B and for which a Service Level Credit may be payable.

"CRITICAL UPTIME" means the aggregate number of minutes in the specified period in any month during which the functionality of each defined Service component shall be measured. [**].

"CSS" means the common system solution approved by AT&T.

"CUSTOMER INFORMATION" means that portion of the AT&T Data consisting of information of or about a customer of AT&T or an Eligible Recipient, including customer name, address, e-mail address, and/or phone number (listed or unlisted); personal information such as birth date, social security number, drivers license, credit card information, bank account, account number or personal identification numbers; information concerning Calling patterns, Call details, records of incoming or outgoing Calls, or minutes of use or other use of AT&T's or an Eligible Recipient's services; information related to payments, credit status, and transactions with AT&T or an Eligible Recipient; demographic information; or aggregate customer data including aggregate data with individual identifying information deleted and CPNI.[**]

"DATA" means numbers, characters, images, or other information recorded in a form that can be input into a CPU/processor, stored and processed there, or transmitted on some digital or analog channel.

"DE" or "DETAILED ESTIMATE" means a detailed estimate.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"DELIVERABLE" means any deliverable (i) provided pursuant to a Major Modernization Milestone, (ii) provided pursuant to an Order, or (iii) required to be provided under this Agreement (e.g., as part of a Transition Plan).

"DESKTOP PC" means an user PC configuration, including Standard Hardware (e.g., keyboard, monitor, CPU, mouse, peripherals, printers, plotters, video adapters, etc.), core system and user Software (e.g., Operating System Software, memory manager, device drivers, configuration scripts, e-mail, productivity tools, etc.) A Desktop PC may have Standard or Non-Standard Hardware or Software.

"DEVELOPED MATERIALS" means any Materials (including Software), or any modifications, enhancements or derivative works thereof, developed by or on behalf of Amdocs for AT&T in connection with or as part of the Services.

"DEVELOPMENT ALLOTMENT" has the meaning ascribed to such term in SECTION 2.0 of SCHEDULE A.

"DEVELOPMENT" has the meaning ascribed to such term in SECTION 1.0 of PART 1 OF SCHEDULE E.

"DFD" means the detailed functional design phase of implementation of the Amdocs Software Package, in which the specification for Enhancements to the Amdocs Software Package designed to meet the business needs and requirements of AT&T will be identified and then detailed in the DFS documents.

"DFS" means the detailed functional specifications for the Amdocs Software Package and Enhancements, which are the direct result of the DFD.

"DIRECT AMDOCS COMPETITORS" means the Entities identified in SCHEDULE N, as well as their Affiliates, successors and assigns, as such list of Entities may be modified by Amdocs (subject to AT&T's consent, not to be unreasonably withheld) from time to time to add direct competitors of Amdocs in the areas of directory, customer care and billing, customer relationship management systems, operational support systems and digital advertising systems, including the provision of services relating to such systems.

"DIRECT AT&T COMPETITORS" means the Entities identified in SCHEDULE P, as well as their Affiliates, successors and assigns, as such list of Entities may be modified by AT&T (subject to Amdocs' consent not to be unreasonably withheld) from time to time to add direct competitors of AT&T in the directory publishing business in the United States.

"DISABLING CODE" means computer instructions, features or functions that may permit Amdocs or a third party to, or may automatically: (a) alter, destroy or inhibit Software

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by AT&T or an Eligible Recipient or store any data, programs, materials or information on AT&T's or an Eligible Recipient's computers without the consent of AT&T; (c) discontinue AT&T's effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of AT&T or an Eligible Recipient without the consent or knowledge of AT&T, including, but not limited to, other programs' data storage and computer libraries. Disabling Code includes programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event, and/or programs purporting to do a meaningful function but designed for a different function.

"DISASTER RECOVERY MILESTONE" means a milestone to be accomplished as part of testing Disaster Recovery Plan as defined and referenced in SCHEDULE G -- ATTACHMENT B and SCHEDULE G -- ATTACHMENT C.

"DISASTER RECOVERY PLAN" means an Amdocs developed and AT&T-approved plan (developed and maintained with appropriate AT&T-provided input) to perform Disaster Recovery as defined and referenced in SCHEDULE G -- ATTACHMENT B and SCHEDULE G -- ATTACHMENT C.

"DISASTER RECOVERY" means the specific plans and activities required to continue provisioning the Services in the event of an unforeseen interruption as set forth in SCHEDULE E. The Disaster Recovery plans and activities include support and coordination with the Business Continuity plans and activities.

"[**]" means, with respect to each [**] and, with respect to each of the [**], for a [**] during the Term [**]. For the avoidance of doubt, nothing herein is intended to alter the [**] with respect to [**].

"DISCOVERED AGREEMENT" has the meaning ascribed to such term in SECTION 6.11.

"DOWNTIME" means the time that a particular System, Application, Product, Software, Hardware or any other part of the Services is not available during the Measurement Window as specified in SCHEDULE G -- ATTACHMENT N. Downtime is the aggregate number of minutes in the specified period in any month during which the functionality of each defined Service component is not available for use by Users or is degraded in any material respect. Downtime shall include a loss or degradation of functionality due to a failure of the Applications or System in question.

"EAR DENIED PERSONS LIST" means the Export Administration Regulations denied persons list of the Bureau of Industry and Security of the United States Department of Commerce, as updated, or such other list of the United States that may replace, or be of

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

similar subject matter to, the Export Administration Regulations denied persons list.

"[**]" means the methodology used to [**] as described in SCHEDULE [**].

"EFFECTIVE DATE" has the meaning ascribed to such term in the Preamble to this Agreement.

"ELIGIBLE RECIPIENTS" means, collectively, the following:

            1.    [**];

            2.    [**];

            3.    [**]; and

            4. [**] and (iii) that has agreed in writing to be bound by the terms and conditions of this Agreement.

Provided, however, that the following [**]:

            (i)   [**]

            (ii)  [**], and

            (iii) [**].



"EMPLOYMENT EFFECTIVE DATE" has the meaning ascribed to such term in SECTION 8.1(a)(i) and SCHEDULE M.B, as applicable.

"ENHANCEMENT" means any modification or addition to the functionality of the Amdocs Software Package that is included in the Modernization Plan or has been referred to or gone through the Change Management process set forth in SECTION 9.5.

"ENTERPRISE INTEGRATION ARCHITECTURE" has the meaning ascribed to such term in
SECTION 4.2(a).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"ENTITY" means a corporation, partnership, joint venture, trust, limited liability company, association or other organization.

"ENVELOPE PARAMETER" has the meaning ascribed to such term in SECTION 3 of SCHEDULE J.

"ENVELOPE UNIT RATE" has the meaning ascribed to such term in SECTION 3 of SCHEDULE J.

"ENVIRONMENTAL CLAIMS" means any claim, suit, action, proceeding, notice, inquiry, request for information, lien, or judgment arising out, as a result of, or in connection with any Environmental Law.

"ENVIRONMENTAL LAWS" means Laws related to (i) pollution or the protection of air, ground or surface water, soil, or other environment media, (ii) occupational health and safety, or (iii) Hazardous Materials.

"EQUIPMENT LEASES" means all leasing arrangements whereby AT&T leases Equipment as of the Commencement Date which will be used by Amdocs to perform the Services after such Commencement Date. Equipment Leases consist of those leases identified on SCHEDULE F.2.

"EQUIPMENT" means all computing, networking and communications equipment or Hardware procured, provided, operated, supported, or used by Amdocs in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices, and cabling, and (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices, and cabling.

"EVENT OF LOSS" has the meaning ascribed to such term in SECTION 16.2(a).

"EXCLUDED SERVICES" has the meaning ascribed to such term in SECTION 4.1(e).

[**]

"EXPECTED SERVICE LEVEL" means the desired level of performance for a Critical Service Level or Key Measurement as set forth in ATTACHMENT A as defined in SCHEDULE G.

"[**]" has the meaning ascribed to such term in SECTION 11.5(a).

"FARA EFFECTIVE DATE" has the meaning ascribed to such term in the Preamble to the

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Agreement.

"FARA" has the meaning ascribed to such term in the Preamble to the Agreement.

"FCPA" means the Foreign Corrupt Practices Act.

"FINAL MAJOR MILESTONE" means the Final Major Milestone as identified in Section
2.0 of ATTACHMENT A to SCHEDULE A.

"FINAL RESOLUTION" means when the Application meets the business requirements in place prior to the error that resulted in the Call to the Help Desk, and the user that reported the problem has been contacted by the Help Desk representative and agrees that it has been resolved.

"FIXED LOE" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"GOOD WORKING ORDER" means, with respect to Equipment or Software, that such Equipment or Software is performing the portion of the Services to which it is assigned.

"GOVERNANCE TEAM" means AT&T's and Amdocs' team of individuals identified in SCHEDULE E as the "Governance Team".

"GOVERNMENT REQUIREMENT" has the meaning ascribed to such term in SECTION 19.3(b)(III).

"HARD IMAC" has the meaning ascribed to such term in SECTION 3.0 of PART 4 OF SCHEDULE E.

"HARDWARE REPAIR CALL" means a Call by an user notifying the Help Desk of degradation in functionality or performance for Hardware.Hardware Repair Calls shall not include Calls relating to degradation in performance resulting from problems other than the Hardware or Software (such as network problems), provided that if Amdocs mistakenly diagnoses a problem as something other than Hardware or Software, and such diagnosis is wrong, and the problem is actually Hardware-related or Software-related, such Call shall be counted as a Hardware Repair Call at the time such Call was originally made.

"HARDWARE" or "HARDWARE ASSETS" means the computers and related equipment used in connection with the provision of the Services, including central processing units and other processors, controllers, modems, communications and telecommunications equipment (voice, data and video), cables, storage devices, printers, terminals, other peripherals and input and output devices, and other tangible mechanical and electronic equipment intended for the processing, input, output, storage, manipulation,

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

communication, transmission and retrieval of information and data.

"HAZARDOUS MATERIALS" means any and all materials that are regulated by the federal or any state or local government during use, transportation, handling, storage, treatment, and/or disposal/recycling. These materials include, but are not limited to, materials that are regulated as (i) "hazardous materials" under the Hazardous Materials Transportation Act and the Control of Radioactive Contamination of the Environment Law, (ii) "chemical hazards" under the Occupational Health and Safety Administration ("OSHA") Standards, (iii) "chemical substances or mixtures" under the Toxic Substances Control Act, (iv) "pesticides" under the Federal Insecticide, Fungicide and Rodenticide Act, and
(v) "hazardous waste" as defined or listed under the Resource Conservation and Recovery Act ("RCRA").

"HEAVY JOBS" are defined as batch jobs that affect a large population of the database and are expected to run over a long time (such as NPA Splits, conversion extracts). Heavy jobs need to be scheduled in the weekend as much as possible. In case such a job is scheduled during the week its impact on the batch cycle needs to be evaluated and discussed with the Governance Team prior to job execution.

"HELP DESK SPEED OF ANSWER AFTER AUTOMATED MENU SELECTION" means the time between the Caller's selection of the option on the Help Desk voice response unit's menu that leads to a live person and the time that a live person answers ready to start working on the Call.

"HELP DESK" means an Amdocs-managed help desk function that provides reactive and proactive problem determination, resolution and /or tracking, as applicable, under the Agreement.

"HIGH LEVEL ESTIMATE" or "HLE" means an initial or high level aggregate estimate, as opposed to a DE.

"HIGH PRIORITY" has the meaning ascribed to such term in ATTACHMENT F of SCHEDULE G.

"IMAC" means an installation of new Hardware and/or Software or a movement of, adds to, or change to any installed Hardware and related Software. An IMAC may include account/ password changes."

"INCLUDE" and its derivatives mean "including without limitation." This term is as defined, whether or not capitalized in this Agreement.

"INCOME TAX" means any tax on or measured by the net income of a Party (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

"INITIAL MP REVIEW PERIOD" has the meaning ascribed to such term in SECTION 16.0 of SCHEDULE A.

"INITIAL TERM" has the meaning ascribed to such term in SECTION 3.1.

"[**]" and its derivatives mean, with respect to [**] other than [**] (as such terms are defined [**] Effective Date.

"IT" means information technology.

"KEY AMDOCS PERSONNEL" means the Amdocs Personnel designated in SCHEDULE C as Key Amdocs Personnel, which list may change from time to time by mutual written agreement of the Parties; provided that the [**] Key Amdocs Personnel shall [**] under this Agreement.

"KEY BUSINESS DELIVERABLE" has the meaning ascribed to such term in SCHEDULE G.

"KEY MEASUREMENTS" mean those Service Levels identified as such in ATTACHMENT A and described in ATTACHMENT B of SCHEDULE G and for which no Service Level [**] is payable.

"LAN SEGMENT" means a separate AT&T Local Area Network, which shall include servers, cabling, gateways, hubs, switches, router connections (to the LAN Segment), local backbones and other communications equipment, but not PCs.

"LAPTOP PC" means an user's laptop PC configuration, including Standard Hardware (e.g., docking station, monitor, PCMCIA modem, keyboard, CPU, mouse, peripherals, printers, plotters, video adapters, etc.), core system and user Software (e.g., Operating System Software, memory manager, device drivers, configuration scripts, e-mail, productivity tools, etc.). A Laptop PC may have Standard or Non-Standard Hardware or Software.

"LATE DATA TRANSMISSION" means any data transmission either through magnetic media, CD-Roms or via Communication devices that are not received by the receiving party by the documented schedule date and time.

"LAWS" means all national, federal, intergovernmental, regional, common, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, orders, interpretive letters and other official releases of or by any government or quasi-governmental authority, or any authority, department or agency

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

thereof, or any self-regulatory organization, anywhere in the world, including Privacy Laws.

"LEASE REFRESH" means the process by which leased Equipment is replaced upon expiration of the lease term. A high level description of the lease refresh process is set forth in SCHEDULE G -- ATTACHMENT R, Lease Refresh Process.

"LEGACY SERVICES" has the meaning ascribed to such term in Whereas clauses of the Agreement.

"LEVEL 1 SUPPORT" has the meaning ascribed to such term in SECTION 3.0 of PART 1 OF SCHEDULE E.

"LEVEL 2 SUPPORT" has the meaning ascribed to such term in SECTION 3.0 of PART 1 OF SCHEDULE E.

"LEVEL 3 SUPPORT" has the meaning ascribed to such term in SECTION 3.0 of PART 1 OF SCHEDULE E.

"LEVEL-1 HELP DESK" is a Help Desk that provides the initial response to Users. The typical Level-1 Help Desk functions include Call answer, problem tracking, resolution of problems, problem escalation to second or third-level support, and dispatch of on-site support.

"LEVEL-2 HELP DESK" means those people and facilities through which Amdocs will respond to all Calls and contacts not resolved by the Level 1 Help desk. Calls and contacts from users will route by the Level-1 Help Desk.

"LOCAL AREA NETWORK" or "LAN" means a data network (typically within a building or campus) which utilizes one of several data protocols and to which Hardware, such as PCs and printers, is attached or otherwise connected such that users can access or share Hardware and other resources.

"[**]" means a [**] standards.

"LOSSES" means all liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

"MAINFRAME APPLICATION" means a System that is a mainframe Software application operated by Amdocs.

"MAINTENANCE AND SUPPORT (SERVICES)" has the meaning ascribed to such term in

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SECTION 1.0 of PART 1 OF SCHEDULE E.

"MAINTENANCE WINDOW" means scheduled non business hours agreed by AT&T that will be utilized to perform Systems maintenance for both Hardware and Software.

"[**]" means the [**] listed in SECTION 2.0 of ATTACHMENT A TO SCHEDULE A, [**].

"MAJOR RELEASE" means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from "7.0" to "8.0," but may be identified by the industry as a major release without the accompanying integer change.

"MALICIOUS CODE" means (i) any code, program, or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) any device, method, or token that permits any person to circumvent the normal security of the Software or the system containing the code.

"MANAGED THIRD PARTIES" means the AT&T Third Party Contractors listed on SCHEDULE E.5 and any substitute or replacement third party contractors reasonably designated by AT&T pursuant to the provisions of SECTION 9.14.

"MATERIALS" means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, documentation, reports, drawings, databases and similar work product.

"MAXIMUM NUMBER OF MEASUREMENTS" means the maximum number of Critical Service Levels allowed at any given time -- which is [**], unless otherwise agreed. The total number of Critical Service Levels and Key Measurements at any given time should not exceed [**].

"MEASURED BACKUP" means a backup of applicable data files and Software for a Measured System during the Scheduled backup window that includes the completion of the following:

      - For Applications, jobs that backup application data files, Software and databases according to the Application Disaster Recovery Plan or other agreed upon documentation for the Application.

      - For Applications, perform full (non-incremental) or incremental (where full backups cannot be accomplished) backups weekly or as otherwise specified in this Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

      - For infrastructure components used in connection with an application, jobs that backup operating systems, Software and user data (where appropriate).

      - For cases in which technology solutions or methodologies selected do not execute a full backup (e.g., ADSM), incremental or revisional backups.

      - For the avoidance of doubt, in no event will the Measured Backups occur less frequently than the current practice (as of the FARA Effective Date) between AT&T and Amdocs.

"MEASURED CHANGE" means a Change required to be performed using the Change Control Procedures. In addition and without limiting the foregoing, Measured Change shall include any Change affecting the Services that creates a negative impact to the Eligible Recipient and was not performed according to the Change Control Procedures, but that Amdocs and AT&T agree should have been.

"MEASURED FILE" means a single user file or directory of files.

"MEASURED IMAC REQUEST" means a completed and approved request for an IMAC that is submitted to Amdocs through the Amdocs Service Request Management System and is related to the Services. A Measured IMAC Request involving the same item for up to [**] users or up to [**] items for a single user shall constitute a single Measured IMAC Request, so long as the request for all such items is made on the same Measured IMAC Request form and all such items are requested to be made as of the same date and, if Hardware is necessary, all components are available and on-site at the time of the request.

"MEASURED PROJECT" means an Applications or infrastructure project managed by Amdocs for an Eligible Recipient that at a minimum meets the following criteria:
(i) the project must follow the project management methodology as outlined in SCHEDULE E, and has a level of effort for Amdocs' personnel of at least [**] person hours or a total cost to AT&T of at least [**] dollars ($[**].

"MEASURED SYSTEM" means the Systems identified in SCHEDULE B, including the Applications and associated Application and user data whether resident on host or distributed infrastructure components (other than desktop and other end user devices), and infrastructure components (other than desktop and other end user devices), for which Amdocs has operational responsibility.

"MEASUREMENT PERIOD" means monthly, unless otherwise noted herein or agreed by the Parties.

"MEASUREMENT WINDOW" are times defined for each Critical Service Level, Key Measurement and Critical One Time Deliverable as set forth in SCHEDULE G -

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

ATTACHMENT B.

[**]

"MINIMUM SERVICE LEVEL" means the minimum level of performance for a Critical Service Level or Key Measurement as set forth in ATTACHMENT A as defined in SCHEDULE G.

"[**]" means [**], including [**] if the [**] Contract Year; or (b) less than or equal to [**] Contract Year.

"MINOR RELEASE" means a scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include "Maintenance Releases" which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as "7.12" to "7.13."

"[**]" has the meaning ascribed to such term in ATTACHMENT A to SCHEDULE A.

"MODERNIZATION MILESTONE" shall have the meaning provided in SECTION 4.2(b).

"MODERNIZATION PERIOD" means the period that commenced on the Commencement Date under the SBC Agreement prior to the FARA Effective Date and which will expire as set forth in SCHEDULE A, ATTACHMENT A, to this FARA, unless expressly extended or otherwise agreed to in writing by the Parties.

"MODERNIZATION PLAN NOTIFICATION" has the meaning ascribed to such term in
Section 16.0 of SCHEDULE A.

"MODERNIZATION PLAN" means the plan set forth in SCHEDULE A and developed pursuant to SECTION 4.2 hereof, which identifies all material transition tasks, functions, responsibilities and Developed Materials to be undertaken by Amdocs in connection with the implementation of the Amdocs System, and the dates by which each will be completed by Amdocs.

"MODERNIZATION SERVICES" means all services, functions, responsibilities, tasks and Developed Materials described in SECTION 4.2 to be performed or delivered by Amdocs during the Modernization Period in accordance with this Agreement, as such services, functions, responsibilities, tasks and Developed Materials may be supplemented,

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                     companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

enhanced, modified or replaced in accordance with this Agreement.

"MODERNIZATION" has the meaning ascribed to such term in SECTION 1.0 of SCHEDULE A.

"MODULE" means a separately defined Software Component of a sub-system where similar functions generally are contained within the same unit of programming code and separate functions generally are developed as separate units of code.

"MONTHLY CHARGES" means the total charges for Services invoiced by Amdocs to AT&T in any calendar month.

"MULTIPOINT" means any video conference that involves more than two locations that require telecommunications connections.

"N RELEASE LEVEL" has the meaning ascribed to such term in SECTION 9.6(a).

"N-1 RELEASE LEVEL" has the meaning ascribed to such term in SECTION 9.6(a).

"NETWORK" means the telecommunications circuits, and the LAN/WAN equipment supporting these circuits, between the user's Desktop PC, Laptop PC, Windows Terminal, fixed-function terminal, or other device, the AT&T Facility Hardware, and the Amdocs Data Center Hardware or other Eligible Recipient Hardware.

"NEW ADVANCES" has the meaning ascribed to such term in SECTION 11.6(c).

"NEW SERVICES" means services requested by AT&T and provided by Amdocs to AT&T that are [**], the Services as of the time of the determination of the nature of the services, and for which there is [**] provided in this Agreement.

"NEWGEN" has the meaning ascribed to such term in SECTION 1.0 of SCHEDULE A.

"[**] MEASUREMENT PERIOD" means the [**] of measurements immediately preceding the month in which AT&T provided written notice to Amdocs used to establish the Expected Service Level and Minimum Service Level.

"NO CHARGE REVISION" has the meaning ascribed to such term in SECTION 9.5(c)(i)(1).

"NONCOMPLIANCE" means noncompliance in any material respect with the applicable Specifications.

"NON-DEVELOPMENT MODERNIZATION ALLOTMENT" has the meaning ascribed to such term in SECTION 2.0 of SCHEDULE A.

"NON-STANDARD" means that Hardware or Software that has not been approved by

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  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

AT&T as Standard.

"NORMAL BATCH CONDITIONS" is defined as a batch cycle that is expected to start and end on its regular scheduled time unless impacted by the following exclusions:

      -Heavy Jobs
      -System or database unavailability
      -AT&T authorized client negotiated

"NOTICE OF COMPLETION" means Amdocs' written notice to AT&T that a Deliverable has been completed and delivered to AT&T (and that such Deliverable is ready for Testing by AT&T).

"NOTICE OF DISPUTE" has the meaning ascribed to such term in SECTION 19.2(c).

"NOTICE OF ELECTION" has the meaning ascribed to such term in SECTION 17.5(a).

"OFFSHORE IMPACT" has the meaning ascribed to such term in SECTION 15.10(o).

"OFFSHORE SERVICES" has the meaning given to it in SECTION 15.10(o).

"ON-GOING MODERNIZATION (SERVICES)" has the meaning ascribed to such term in
SECTION 1.0 of PART 1 OF SCHEDULE E.

"OPERATING SYSTEM SOFTWARE" means the Software control program in a CPU that provides the interface to the CPU and its associated Hardware, and the usage and allocation of memory resources, processor resources, input/output resources, and security resources.

"ORDER" means a document substantially in the form of EXHIBIT 4.

"OUTER MARKER" has the meaning ascribed to such term in SECTION 3 of SCHEDULE J.

"OUT-OF-POCKET EXPENSES" means [**] out-of-pocket expenses [**] under this Agreement and which are otherwise in accordance with AT&T's Expense Guide and Policies attached hereto as EXHIBIT 11. Out-of-pocket expenses [**].

"OUTSOURCING SERVICES" means all services, functions, responsibilities, tasks and Developed Materials described in SCHEDULE E to be performed or delivered by Amdocs during the term of this Agreement and in accordance with this Agreement, as such services, functions, responsibilities, tasks and Developed Materials may be supplemented, enhanced, modified or replaced in accordance with this Agreement.

"PAC" or "PERFORMANCE ACTION COMMITTEE" means the committee set up to evaluate

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                     companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

and determine the root cause of performance problems relating to Systems and Applications. See SCHEDULE G - ATTACHMENT V for a more complete description.

"[**]" means the expenses listed in SCHEDULE J for which [**], in accordance with [**] in connection with [**].

"PASSWORD RESET" means using appropriate Software commands to restore a Password to usable status.

"PASSWORD" means a code identified with an user to enable access to AT&T
Systems.

"PC AND LAPTOP SYSTEMS REPAIR CALL" means a Call by an user notifying the Help Desk of degradation in functionality or performance for a PC or Laptop.

      PC and Laptop Systems Repair Calls shall not include Calls relating to degradation in performance resulting from problems other than the Hardware or Software (such as network problems), provided that if Amdocs mistakenly diagnoses a problem as something other than Hardware or Software, and such diagnosis is wrong, and the problem is actually Hardware-related or Software-related, such Call shall be counted as a Hardware Repair Category Repair Call at the time such Call was originally made.

"PC" means an user personal computer or Workstation forming a part of the Hardware including all AT&T specified Software installed thereon, and all AT&T specified Hardware attached or connected thereto (including display monitors, keyboards, mice and printers, but excluding non-office Hardware e.g., robotics, environmental control devices, etc.), and all AT&T network attachments, provided, however, any AT&T specified Hardware item connected with more than one personal computer or Workstation shall be deemed to be a part of only one personal computer as selected by AT&T in its discretion. A PC may have Standard or Non-Standard Hardware or Software.

"PERFORMANCE CATEGORY" means a grouping of Critical Service Levels as set forth in SCHEDULE G - ATTACHMENT A.

"PIW" or "PLANNING INITIATIVE WORKSHEET" means a planning initiative worksheet.

"POLICY AND PROCEDURES MANUAL" has the meaning ascribed to such term in SECTION 9.1(a).

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"[**]" means [**] and:

      (i)   [**];

      (ii)  [**] after the FARA Effective Date [**] thereof;

      (iii) [**] after the FARA Effective Date, [**] under this Agreement;

      (iv)  [**] after the FARA Effective Date;

      (v)   [**]; or

      (vi)  as to which [**].



[**]

"PRIME RATE" has the meaning set forth in SECTION 9.9(c).

"PRIVACY LAWS" means Laws relating to data privacy, trans-border data flow or data protection such as the implementing legislation and regulations of the European Union member states under the European Union Directive 95/46/EC.

"PRODUCT" means any Hardware, Software or supply item provided by Amdocs or AT&T pursuant to the Agreement.

"PRODUCTION CUTOVER COMPLETION DATE" has the meaning ascribed to such term in ATTACHMENT A to SCHEDULE A.

"PROJECT IMAC" has the meaning ascribed to such term in SECTION 3.0 of PART 4 OF SCHEDULE E.

"PROJECT MANAGER" means the AT&T and Amdocs project or systems operations managers for the applicable project or system.

"PROPRIETARY INFORMATION" has the meaning ascribed to such term in SECTION 13.3(a).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"PUBLICITY MATTERS" has the meaning ascribed to such term in SECTION 21.11.

"PURCHASE AGREEMENT" means the Purchase Agreement entered into between Amdocs, Inc., and Southwestern Bell Yellow Pages, Inc. effective as of April 14, 2003.

"R. H. DONNELLEY" means either individually or jointly, R. H. Donnelley Corporation, a Delaware corporation and R. H. Donnelley Publishing & Advertising of Illinois Partnership, an Illinois general partnership.

"REASONABLE CURRENCY" has the meaning ascribed to such term in SECTION 9.6(a).

"REPAIR CALL" means a Call (or an e-mail) by an user notifying the Help Desk of degradation in functionality or performance in Equipment or Software. Repair Calls shall not include Calls relating to degradation in performance resulting from problems other than the Equipment or Software (such as network problems), provided that if Amdocs mistakenly diagnoses a problem as something other than Equipment or Software, and such diagnosis is wrong, and the problem is actually Equipment-related or Software-related, such Call shall nevertheless be counted as a Repair Call at the time such Call was originally made.

"REPLACEMENT THIRD PARTY SOFTWARE" has the meaning ascribed to such term in
SECTION 9.6(b).

"REPORTS" has the meaning ascribed to such term in SECTION 9.2(a).

"[**]" means the [**] Amdocs AT&T licensed Third Party Software, Third Party Contracts, Equipment Leases (including related warranties); (ii) to grant Amdocs the right to use and/or access the AT&T licensed Third Party Software in connection with providing the Services; (iii) to grant AT&T and the Eligible Recipients the right to use and/or access the Amdocs Owned Software, Third Party Software and Equipment acquired, operated, supported or used by Amdocs in connection with providing the Services; (iv) to assign or transfer to AT&T any Developed Materials, (v) to assign or transfer to AT&T or its designee Amdocs Owned Software, Third Party Software, Third Party Contracts, Equipment Leases or other rights following the expiration or termination of this Agreement to the extent provided in this Agreement; and (vi) [**] in connection with Amdocs' provision of the Services.

"RESOLUTION" or "RESOLVE" means the elapsed time between the time Amdocs receives notification of a problem through the help desk tracking system of a problem or service request, and the time that Amdocs restores the full functionality of the service or completes the service request and such service is acceptable to AT&T.

"RESOLVABLE CALL" means, for all Services, any Call capable of being resolved by the

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

Level-1 Help Desk within a [**] period during the Measurement Window to report a problem, except Calls that require:

         - A physical dispatch of a person to the relevant site to resolve the problem;
         - Calls to be routed to another service provider to resolve the problem;
         - Resolution by business or engineering applications support personnel to fix the problem (e.g., ABEND, application rerun, etc.);
         - Resolution by a Software provider to fix the problem (e.g., Software fix, new release, etc.);
         - A software reload or reconfiguration reset that takes more than the available time, due to physical hardware or network limitations on data transfer;
         - Resolution of network issues outside of the scope of the services provided by Amdocs; or
         - Resolution of a problem caused by hardware or software not supported by Amdocs under any of the applicable contractual agreements with Eligible Recipient.
      For the avoidance of doubt, if any of the above exceptions exist for a Help Desk Call, and the Help Desk attendant should have been able to solve the problem by using then-currently installed tools, the Help Desk Call will be classified as capable of being resolved during the first Call to the Help Desk and will be counted as unresolved rather than being excluded from the calculation.

"ROOT CAUSE ANALYSIS" means the formal process conducted by Amdocs with Eligible Recipient assistance, specified in the Policy and Procedures Manual, to be used [**] as specified in SECTION 7.4 or as requested by AT&T.

"SAVINGS EVENT" has the meaning ascribed to such term in SECTION 10.2.

"SBC AGREEMENT COMMENCEMENT DATE" means [**].

"SBC AGREEMENT EFFECTIVE DATE" means January 9, 2003.

"SBC AGREEMENT" has the meaning ascribed to such term in the recitals.

"SCHEDULED BACKUP WINDOW" means the scheduled time to complete Backups of applications and infrastructure components according to the agreed upon documentation for the application or infrastructure components.

"SCHEDULED BATCH JOB" means a sequence of computer programs that are assigned/sent to a computer to run without further user interaction and are scheduled, in connection with the Services, by an user or Amdocs to run automatically at a certain time.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"SCHEDULED UPTIME" means that period of time (days of the week and hours per day) during which a particular System, Application, Software, Hardware or any other part of the Services is expected to be available to Eligible Recipient for normal business use.

"SDLC" means software development lifecycle.

"SEAT CHARGE" has the meaning ascribed to such term in SECTION 5.2 of SCHEDULE
J.

"SEAT COST" has the meaning ascribed to such term in SECTION 5.2 of SCHEDULE J.

"SERVER SYSTEM" means the System associated with a server, including the processor and associated storage devices, cabling, peripherals and other Equipment.

"SERVERS SYSTEM REPAIR CALL" means a Call by an user notifying the Help Desk of degradation in functionality or performance in a Server or a peripheral.

Servers System Repair Calls shall not include Calls relating to degradation in performance resulting from problems other than the Equipment or Software (such as network problems), provided that if Amdocs mistakenly diagnoses a problem as something other than Equipment or Software, and such diagnosis is wrong, and the problem is actually Equipment-related or Software-related, such Call shall be counted as a Server Systems Repair Call at the time such Call was originally made.

"SERVICE LEVEL [**] ALLOCATION PERCENTAGE" means the [**].

"SERVICE LEVEL [**]" has the meaning ascribed to such term in SECTION 7.3(a) and SCHEDULE G.

"SERVICE LEVEL FAILURE" means a "Minimum Service Level Failure" or "Expected Service Level Failure."

"SERVICE LEVELS" means, individually and collectively, the performance standards for the Services set forth in SCHEDULE G, as such performance standards may be adjusted pursuant to this Agreement.

"SERVICE REQUEST" means an AT&T Approved Request for Services submitted by an user or created and submitted on behalf of an user using the mutually agreed upon process.

"SERVICE REVISION PROPOSAL" has the meaning ascribed to such term in SECTION 9.5(c)(i).

"SERVICE REVISION" has the meaning ascribed to such term in SECTION 9.5(c)(i).

"SERVICE TAXES" means all sales, use, excise, and other similar taxes that are assessed

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

against either Party on the provision of the Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Amdocs, excluding Income Taxes.

"SERVICES" means, collectively and as further described in SECTION 4.1, the services, functions and responsibilities described herein as a responsibility of Amdocs and to be provided by Amdocs pursuant to this Agreement as they may be supplemented, enhanced, modified or replaced during the term of this Agreement in accordance with this Agreement; including, without limitation: (i) the Outsourcing Services; (ii) the Modernization Services; (iii) the Transition Services; (iv) the Termination Assistance Services; and (v) any services provided pursuant to SECTION 9.5(c); provided, however, the Services do not include Excluded Services to the extent described in SCHEDULE I.

"SHARED SUBCONTRACTORS" has the meaning ascribed to such term in SECTION
9.11(b).

"SOFT IMAC" has the meaning ascribed to such term in SECTION 3.0 OF PART 4 of SCHEDULE E.

"SOFTWARE" means computer programs, together with input and output formats, the applicable source or object codes, programming tools, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements, and other changes to such computer programs.

"SPECIALIZED SERVICES" has the meaning ascribed to such term in SECTION 9.8.

"SPECIFICATIONS" means, with respect to Software, Equipment, Systems or other contract deliverables to be designed, developed, delivered, integrated, installed and/or tested by Amdocs, the technical, design and/or functional specifications (including the DFS with respect to the Amdocs Software Package) in SCHEDULES A, E or H, in third party vendor standard documentation, in a New Services or project description requested and/or approved by AT&T or as otherwise agreed upon in writing by the Parties.

"STANDARD PRIORITY" has the meaning ascribed to such term in ATTACHMENT F of SCHEDULE G.

"STANDARD PRODUCTS" means, collectively, the Software and Equipment in the Product Catalogue.

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  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"STANDARD" means that hardware and/or software that has been approved by AT&T and certified by the Amdocs.

"STRATEGIC DECISIONS" shall have the meaning ascribed to such term in SECTION
9.4 of this Agreement.

"SUBCONTRACTORS" means subcontractors (of any tier) of Amdocs, including Shared Subcontractors (as defined in SECTION 9.11(b)). The list of Subcontractors approved by AT&T shall be maintained by the Parties and may be updated in accordance with the Policy and Procedures Manual. As of the FARA Effective Date, such AT&T approved Subcontractors are set forth in SCHEDULE D.

"SUBSTANCE RELEASE" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposal, or other movement into the air, ground, surface water, groundwater, soil, or other environmental media.

"SUB-SYSTEM" means any collection or aggregation of one (1) or more Applications or other components to a System that are designed to perform or are performing, or capable of performing, in accordance with the applicable functional specifications (development only) and Statement of Work.

"SYSTEM CHANGE" means those Changes that are Software, System, or Equipment related Changes, including certain Enhancements, Major Releases, Minor Releases, changes to programs, manual procedures, scripts, distribution parameters, or schedules, as well as a change or delay in any implementation schedule relating to the Software, Equipment, or System (e.g., the implementation schedule set forth in the Modernization Plan or in any Change Request).

"SYSTEM CRITICAL SCHEDULED UPTIME" means the amount of minutes within the applicable Measurement Window for the System as set forth in SERVICE LEVEL ATTACHMENT SLA-1 to SCHEDULE G.

"SYSTEM DOWNTIME" means the total time per calendar month out of the System Critical Scheduled Uptime, as measured in minutes, that the System for which availability is being computed is not Available for Use.

"SYSTEM SOFTWARE" means those programs, including Documentation and materials, that perform tasks basic to the functioning of the Hardware and which are required to operate the Eligible Recipient Applications Software or otherwise support the provision of Services by Amdocs. Systems Software includes Operating Systems Software and Systems utilities.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

"SYSTEM" means an interconnected grouping of Equipment, Software and associated attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under SCHEDULE E. System shall include all Systems in use as of the Effective Date, all additions, modifications, substitutions, upgrades or enhancements to such Systems and all Systems installed or developed by or for Amdocs following the Effective Date in connection with the Services.

"T&M" has the meaning ascribed to such term in SECTION 4 of SCHEDULE J.

"TERM" has the meaning ascribed to such term in SECTION 3 of this Agreement.

"TERMINATION ASSISTANCE SERVICES" means the Services described in SECTION 4.4.

"[**]" means the [**] under this Agreement. [**] as of the effective date [**].

"TESTING" with respect to the Amdocs System (and any associated Software, Equipment, or Systems) and Developed Materials means the performance of the applicable tests and procedures set forth in this Agreement, the Modernization Plan or the applicable Order, as well as any other tests and procedures which AT&T, in consultation with Amdocs, may deem necessary or desirable or which the Parties may agree upon in determining whether the Amdocs System is in Compliance.

"THIRD PARTY CONTRACTS" means all agreements between third parties and AT&T or Amdocs that have been or will be used to provide the Services to the extent a Party has financial or operational responsibility for such contracts under this Agreement. Third Party Contracts shall also include all such agreements in effect (or that are required to be in effect) as of the FARA Effective Date as such are identified in SCHEDULES F.3 AND F.3.B.

"THIRD PARTY SOFTWARE" means all Software products (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are provided under license or lease to Amdocs or AT&T to the extent a Party has financial or operational responsibility for such Software products under SCHEDULES E.1 OR E.1.B. Third Party Software shall include all such programs in use (or required to be in use) as of the FARA Effective Date as identified on SCHEDULES B, B.B , F.4 AND F.4.B. Third Party Software also shall include all such programs licensed and/or leased after the Effective Date.

"THRESHOLD" has the meaning ascribed to such term in SECTION 3 of SCHEDULE J.

"TIER 1 APPLICATION" means any application that directly supports the sales organization

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  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

or the support of customer (Yellow Pages ad buyers or directory listing customers), facing resources, production, or billing of an AT&T product. This also includes any application that supports legal contracts or regulatory requirements. Examples of Tier 1 Applications are: Yellow Pages Contract system, White Pages Contract, Pagination Systems, Billing Systems and Commissions systems.

"TIER 2 APPLICATION" means all applications that do not directly support the sales organization or customer (Yellow Pages and buyers or directory listing customers) facing resources, production, or billing of an AT&T product. This also excludes any application that supports legal contracts or regulatory requirements. These applications generically are reporting or analysis systems. Examples of Tier 2 Applications are the warehouse, sales reporting systems or Marketing reporting systems.

"TIER-2 HELP DESK" means Level-2 Help Desk.

"TIME TO RESOLVE" means the elapsed time between registration of the problem to Amdocs' Help Desk and the successful resolution (i.e., repair or workaround, not escalation) of the problem as accepted by the user.

"TOWER" means an area or tower of related Services and all related administrative and cross functional services (e.g., purchasing). The Towers are the (i) the data center Services (including mainframe, midrange, and disaster recovery), (ii) help desk Services, (iii) end-user support Services (e.g., field and desktop support), and (iv) application development and maintenance Services, as each are described in SCHEDULE E and otherwise throughout this Agreement.

"TRANSITION MILESTONE" means each date identified on a Transition Plan as a milestone by which Amdocs shall have completed a certain task or set of tasks in the Transition Plan in a manner reasonably acceptable to AT&T.

"TRANSITION PERIOD" means the period that commences on the Effective Date (or such other date that a particular transition begins under a Transition Plan) and expires 12:00:01 a.m., Eastern Time, on the designated period in the Transition Plan (or if not so indicated, ninety (90) days) following the Commencement Date for the applicable Services being transitioned, unless expressly extended in writing by the Parties.

"TRANSITION PLAN" means any of the plans (or the framework for a plan) set forth in SCHEDULE H and developed pursuant to SECTION 4.3, which identifies all material transition tasks and deliverables to be undertaken by Amdocs in connection with the transition of the applicable Services to Amdocs, and the dates by which each will be completed by Amdocs.

"TRANSITION SERVICES" means the services, functions and responsibilities described in

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

SECTION 4.3 to be performed by Amdocs during each of the Transition Periods.

"TRANSITIONED EMPLOYEES" means [**].

"TSS" means technical support system.

"UPGRADE" and its derivatives means updates, renovations, modifications, additions and/or new versions or releases of Software or Equipment by Amdocs. Unless otherwise agreed, financial responsibility for the costs, fees and expenses associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance with SECTION 6.4(a) and SECTION 6.5 and SCHEDULE J.

"UTILITY RESOURCES" has the meaning ascribed to such term in SECTION 6.1(e).

"UTILIZE" means to (i) use, (ii) install, (iii) integrate, (iv) operate or host,
(v) execute, (vi) maintain, (vii) modify, (viii) enhance, (ix) create derivate works of, (x) access, (xi) display, (xii) perform, (xiii) copy for archival or disaster recovery or business continuity purposes, or (xiv) to internally distribute in connection with any of the foregoing.

"VERSION UPGRADE RELEASES" means the scheduled exchange or modifications of a Product for or into a Product that has greater or improved capability, performance or specifications.

"WARN ACT" means the Worker Adjustment and Retraining Notification Act. --------

"WASTE FACILITY" has the meaning ascribed to such term in SECTION 17.4(b).

"WASTE TRANSPORTER" has the meaning ascribed to such term in SECTION 17.4(b).

"WASTE" means AT&T-owned Equipment for which Amdocs is operationally responsible, which contains Hazardous Materials the disposal of which is regulated by an Environmental Law.

"WEBSPHERE CONVERSION DELAY CREDIT" has the meaning ascribed to such term in
SECTION 9.4(c)(i).

"WEBSPHERE CONVERSION" has the meaning ascribed to such term in SECTION
9.4(c)(i).

"WIDE AREA NETWORK (WAN)" means a collection of computers connected (or networked) to each other over a geographic area.

"WINDOWS TERMINAL" means a windows desktop with limited or no local processing capability accessing the operating system and Applications via a link to a server running

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Schedule Y
                                                           Certain Defined Terms
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

terminal server operating software.

"WORKING HOURS" means hours spent working (e.g., not including normal break activities such as meals).

"WORKSTATION" means a computer and peripheral devices that enable someone to do work.

"WP" means White Pages.

"WRF" means work request form.

"YEAR 2000 COMPLIANT" or "YEAR 2000 COMPLIANCE" means that Software Equipment and/or Systems (i) accurately process date information before, during and after January 1, 2000, including accurately accepting date input, providing date output and performing calculations on dates or portions of dates; (ii) function accurately and without interruption before, during and after January 1, 2000, without any change in operations associated with the advent of the new century;
(iii) respond to two (2) digit year date input in a way that resolves the ambiguity as to year or century in a disclosed, defined and predetermined manner; (iv) store and provide output of date information in ways that are unambiguous as to year or century; and (v) properly exchange date and time data with software, equipment and systems with which such Software, Equipment and/or Systems with which it must interact and interoperate. Software, Equipment and/or Systems shall not be deemed non-compliant to the extent any performance failure is attributable to the failure of equipment, software or systems for which a Party is not operationally responsible, but with which the Software, Equipment and/or Systems must interact or interoperate, to be Year 2000 Compliant or to correctly exchange date data with the Software, Equipment and/or Systems.

"YEARLY PERFORMANCE AVERAGE" means with respect to each Critical Service Level for which there was a Service Level Failure during the preceding Contract Year, the average of the Amdocs' monthly performances for that Critical Service Level during that preceding Contract Year.

"YP" means Yellow Pages.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 1
                                                                 Form Of Invoice
                                                           Contract No. 02026409
                                                        Amendment 02026409.A.010

                                    EXHIBIT 1
                                 FORM OF INVOICE

Supplier Name
Address
City, State Zip
Telephone Number

INVOICE NO: ________________                DATE: _______________

BILL TO: AT&T SERVICES, INC.
         100 E. Big Beaver
         Troy, Mi. 48083
         ATTN: AT&T IT Governance Financial Manager

SERIAL NUMBER                  DESCRIPTION                  AMOUNT US DOLLARS
-------------                  -----------                  -----------------
      1         In accordance with Information Technology      $xxx,xxx.xx
                Services Agreement No. 02026409:
                                                               -----------
(AMOUNT WRITTEN OUT)                                           $xxx,xxx.xx
                                                               ===========

PAYMENT INSTRUCTIONS:
[**][**][**]

ABA/ROUTING: [**] ACCT: [**]

PAYMENT TERMS: PAYMENT DUE WITHIN [**] OF RECEIPT

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                     Exhibit 1.b
                                                                   BAPCO Invoice
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

Date

Liz Frankum
AT&T Services, Inc.
2247 Northlake Parkway, Suite 5A69
Tucker, GA 30084

INVOICE No. XXX
Reference No. XXX

Following is the Amdocs invoice for the total Charges due and payable for (Month/Year) per the Information Technology Services Agreement (No. 02026409), as amended.

                 2007 Charges
                 ------------
Contracted CRs     $XXX.XX
Additional CRs     $XXX.XX
[**]               $XXX.XX

If you have any questions regarding this billing, do not hesitate to contact:
Doobie Shemer at 678-406-2350 or Michal Rodan at 678-406.2273; or fax no. 678-406-2342.

Please reference invoice #XXX, XXX on your payment/wire transfer

Please remit payment to:
Bank:            [**]
Address          [**]
ABA / Routing    [**]
Account Number   [**]
Beneficiary:     [**]

Respectfully,

NAME: Tiffany Moyer


SIGNATURE:
           --------------------------
           A/R Revenue Manager

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                     Exhibit 1.b
                                                                   BAPCO Invoice
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

INVOICE DETAILS

[**]          Explanation      Fees
-----------   -----------      ----
[**]
       [**]   [**][**]      [**]
[**]
       [**]   [**]          $X,XXX.XX
[**]                        $X,XXX.XX

ADDITIONAL CR DETAILS

[**][**]   [**]   [**][**]   [**][**]   [**][**]
--------   ----   --------   --------   --------
  [**]     [**]     [**]       [**]       [**]
  [**]     [**]     [**]       [**]       [**]
  [**]     [**]     [**]       [**]       [**]

[**]
[**]

[**][**][**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**][**][**]
----------------   --------   --------   --------   --------   --------   --------   --------   ----------------
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]

[**]

[**][**][**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**]   [**][**][**][**]
----------------   --------   --------   --------   --------   --------   --------   --------   ----------------
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]
      [**]           [**]       [**]       [**]       [**]       [**]       [**]       [**]           [**]

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 4
                                                                   Form of Order
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                                    EXHIBIT 4

                                  FORM OF ORDER

This Order shall be governed pursuant to the terms and conditions of Information Technology Services Agreement No. 02026409 (the "Agreement"). Capitalized terms not defined in this Order have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM, Managed Operations, Desktop and Help Desk services. Any terms and conditions in this Order that modify or change the terms and conditions of the Agreement shall apply to this Order only.

1.   DESCRIPTION OF MATERIAL AND/OR SERVICES:

     Amdocs will provide [FILL IN WHAT AMDOCS WILL PROVIDE AND REFERENCE THE APPENDIX THAT DESCRIBES THE APPLICABLE MATERIAL OR SERVICES].

     The Software and Program Material being ordered are ___________________, and IS [OR IS NOT] [[**] IS [OR IS NOT] required).

     Additional Specifications, including functionality requirements, and performance standards include:

2.   TERM OF AGREEMENT:

     [STATE THE TERM REQUIRED TO PERFORM SERVICES.]

3.   PERSONNEL TO PERFORM THE SERVICES:

     [STATE WHETHER THERE IS ANY SPECIFIC PERSONNEL REQUIRED TO PERFORM
     SERVICES.]

4.   LOCATION:

     [FILL IN WHERE SERVICES WILL BE PERFORMED OR MATERIAL WILL BE SHIPPED.]

5.   PRICES:

     [STATE THE APPLICABLE PRICE OR REFERENCE THE APPENDIX THAT STATES THE APPLICABLE PRICE.]

6.   PAYMENT:

     [PAYMENTS MUST BE LINKED TO MILESTONES; FOR INSTANCE, DELIVERY OF MATERIAL OR PERFORMANCE OF SERVICE.]

7.   INVOICES/BILLING INFORMATION:

     Invoices and billing information are to be sent to:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 4
                                                                   Form of Order
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     AT&T Services, Inc.

     Name:
           --------------------------
     Address:
              -----------------------
     Address:
              -----------------------

8.   PROJECT MANAGER/POINT OF CONTACT:

     The project manager and/or point of contact shall be:

     AT&T Services, Inc.

     Name:
           --------------------------
     Address:
              -----------------------
     Address:
              -----------------------

9.   NAME OF ELIGIBLE RECIPIENT ORDERING SERVICES:

     --------------------------------

     --------------------------------

     --------------------------------

     --------------------------------

10.  OTHER SPECIAL TERMS AND CONDITIONS APPLICABLE TO THE WORK ORDER ARE:

[REIMBURSEMENTS ARE COVERED IN EXHIBIT 11.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

AMDOCS, INC.                            AT&T SERVICES, INC.

Date:                                   Date:
      -------------------------------         ----------------------------------


By:                                     By:
    ---------------------------------       ------------------------------------

Name:                                   Name:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 5
                                             NDA - AT&T Confidential Information
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

                            NON-DISCLOSURE AGREEMENT

THIS AGREEMENT, effective on the date when signed by the last Party ("Effective Date"), is between AT&T Services, Inc., a Delaware corporation, on behalf of itself and its Affiliates (collectively "AT&T"), and (INSERT THIRD PARTY'S LEGAL NAME (FOR EXAMPLE, ABC INC. OR JOHN SMITH, IN THE CASE OF AN UNINCORPORATED INDEPENDENT CONTRACTOR)) A (INSERT STATE AND TYPE OF INCORPORATION, IF ANY, AND/OR ADDRESS), on behalf of itself [and its Affiliates][INCLUDE REFERENCE TO AFFILIATES IF A CORPORATE ENTITY IS EXECUTING THIS.] (collectively the "Receiving Party"). Each Party may be referred to in the singular as a "Party" or in the plural as the "Parties" to this Agreement.

The Parties agree as follows:

1.   In connection with (THE AGREEMENT AND SERVICES BETWEEN AMDOCS INC. AND
     AT&T REGARDING DIRECTORY SERVICES AND PROJECTS) [NOTE: PROVIDE A MORE DETAILED DESCRIPTION IF APPLICABLE] (!Project Name!) (the "Project), AT&T may find it beneficial to disclose to the Receiving Party certain confidential or proprietary information in written, oral or other tangible or intangible forms, which may include, but is not limited to, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, tracings, diagrams, models, samples, flow charts, data, computer programs, disks, diskettes, tapes, marketing plans, customer names and other technical, financial or business information (individually and collectively, "Information"). Information provided by AT&T shall be deemed to be confidential and proprietary unless otherwise exempt as specified below.

2. The Receiving Party further understands that, except as otherwise agreed in writing, the Information which it may receive concerning AT&T's future plans with respect to the Project is tentative and is not intended to represent firm decisions concerning the implementation of such plans. Information provided by AT&T does not represent a commitment to purchase or otherwise acquire any products or services from the Receiving Party. If AT&T desires to purchase or otherwise acquire any products or services from the Receiving Party, the Parties will execute a separate written Agreement to govern such transactions.

3.   The Receiving Party shall:

     a. hold such Information in confidence with the same degree of care with which the Receiving Party protects its own confidential or proprietary Information, but no less than reasonably prudent care;

     b. restrict disclosure of the Information solely to its employees, contractors and agents with a need to know such Information, advise those persons of their obligations hereunder with respect to such Information, and assure that such persons are bound by obligations of confidentiality no less stringent than those imposed in this Agreement;

     c.   use the Information only as needed for the purposes of the Project;

     d. except for the purposes of the Project, not copy, distribute, or otherwise use such Information or knowingly allow anyone else to copy, distribute, or otherwise use such Information, and any and all copies shall bear the same notices or legends, if any, as the originals; and

                             PROPRIETARY INFORMATION

The information contained in this Agreement is not for use or disclosure outside
 (!ATT!), (!Supplier!), their Affiliates and their third party representatives, except under written agreement by the contracting Parties.

                                                                       Exhibit 5
                                             NDA - AT&T Confidential Information
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

     e. upon request or completion of the Receiving Party's obligations with respect to the Project, promptly return to AT&T all Information that is in tangible form; as to Information that was disclosed in or is stored intangible form, including, but not limited to, electronic mail or other electronic communications, upon request by AT&T, the Receiving Party shall certify in writing within five (5) business days to AT&T that all such Information has been destroyed or, if the Information was recorded on an erasable storage medium, that Receiving Party has used reasonable efforts to erase all such Intangible Information.

4. The Receiving Party possessing or receiving Information shall have no obligation to preserve the confidential or proprietary nature of any Information which:

     a. was already known to the Receiving Party free of any obligation to keep it confidential at the time of its disclosure by AT&T as evidenced by the Receiving Party's written records prepared prior to such disclosure; or

     b. is or becomes publicly known through no wrongful act of the Receiving Party; or

     c. is rightfully received from a third person having no direct or indirect secrecy or confidentiality obligation to AT&T with respect to such Information; or

     d. is independently developed by an employee, contractor or agent of the Receiving Party or another party not associated with the Project and who did not have any direct or indirect access to the Information, as evidenced by the Receiving Party's written records; or

     e.   is approved for release by written authorization by AT & T; or

     f. it is required to disclose pursuant to an order of a duly empowered government agency or a court of competent jurisdiction, provided due notice and an adequate opportunity to intervene is given to AT&T, unless such notice is prohibited by such order, in which case, the Receiving Party shall disclose only such Information as is required and shall use its reasonable efforts to obtain confidential treatment for any Information that is so disclosed.

5. The obligations to maintain confidentiality, the restrictions on use, disclosure, duplication, protection, and security of Information and indemnification for breach thereof by Receiving Party shall survive the rescission, termination, or completion of this Agreement.

6. The Information shall be deemed the property of AT&T, who exclusively shall retain all rights to such Information. Nothing contained in this Agreement shall be construed as granting or conferring any patent, copyright, trademark or other proprietary rights by license or otherwise in any such Information to the Receiving Party, except for the right to use such Information in accordance with this Agreement.

7. This Agreement shall benefit and be binding upon the Parties hereto and their respective Affiliates, successors and assigns. For the purposes of this Agreement, the term "Affiliate" means (1) a company, whether incorporated or not, which owns, directly or indirectly, a majority interest in either Party (a "parent company"), and (2) a company, whether incorporated or not, in which a fifty percent (50%) or greater interest is owned, either directly or indirectly, by (i) either Party or (ii) a parent company.

8. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, AT&T MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WHATSOEVER

                             PROPRIETARY INFORMATION

The information contained in this Agreement is not for use or disclosure outside
 (!ATT!), (!Supplier!), their Affiliates and their third party representatives, except under written agreement by the contracting Parties.

                                                                       Exhibit 5
                                             NDA - AT&T Confidential Information
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

     WITH RESPECT TO ANY INFORMATION FURNISHED HEREUNDER, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR AGAINST INFRINGEMENT.

9. In the event the Receiving Party discloses, disseminates, or releases any confidential or proprietary Information received from AT&T, except as provided in Section 4, such disclosure, dissemination, or release shall be deemed a material breach of this Agreement. In the event of such breach, AT&T may demand prompt return of all confidential and proprietary Information previously provided to the Receiving Party and terminate this Agreement. The provisions of this Section are in addition to any other legal rights or remedies AT&T may have in law or in equity.

10. This Agreement may only be changed or supplemented by a written amendment signed by authorized representatives of the Parties to this Agreement.

11. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, irrespective of its choice of law principles. Both Parties agree to comply with all laws, including, but not limited to, laws and regulations regarding the export of information outside the United States. The Receiving Party shall not knowingly transmit, directly or indirectly, in whole or in part, any Information of AT&T, or export, directly or indirectly, any product of the Information in contravention of the laws of the United States or the laws of any other country governing the aforesaid activities. The Receiving Party will not transfer any Information received hereunder or any product made using such Information to any country prohibited from receiving such data or product by the U.S. Department of Commerce Export Administration Regulations without first obtaining a valid export license and written consent of AT&T. In the event the Receiving Party violates the foregoing, the Receiving Party shall defend, indemnify, and hold harmless AT&T from and against any claim, loss, liability, expense or damage, including fines or legal fees, incurred by AT&T with respect to the export or re-export activities contrary to the foregoing. Notwithstanding any other provision of this Agreement or any Supplement attached hereto, this Section shall survive any termination or expiration of this Agreement and any Supplements attached hereto.

                             PROPRIETARY INFORMATION

The information contained in this Agreement is not for use or disclosure outside
 (!ATT!), (!Supplier!), their Affiliates and their third party representatives, except under written agreement by the contracting Parties.

                                                                       Exhibit 5
                                             NDA - AT&T Confidential Information
                                                          Contract No.: 02026409
                                                   Amendment No.: 02026409.A.010

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, which may be in duplicate counterparts, each of which will be deemed to be an original but all of which together shall constitute only one instrument.

[INSERT NAME OF RECEIVING PARTY]        AT&T SERVICES, INC.


By:                                     By:
    ---------------------------------       ------------------------------------
Printed Name: (!Signature!)             Printed Name: (!ATTSignature!)
Title: (!Title!)                        Title: (!ATTTitle!)

Date:                                   Date:
      -------------------------------         ----------------------------------

                             PROPRIETARY INFORMATION

The information contained in this Agreement is not for use or disclosure outside
 (!ATT!), (!Supplier!), their Affiliates and their third party representatives, except under written agreement by the contracting Parties.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

                  NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200_

BY AND BETWEEN:

AMDOCS, INC., a company organized and existing under the laws of State of Delaware (hereinafter referred to as "AMDOCS");

AND

________________________________, a ______________________ [corporation, partnership, etc.] organized and existing under the laws of ____________________ (hereinafter referred to as the "Receiving Party").

WHEREAS AMDOCS (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, when and as provided to or accessed by Receiving Party in connection with this Agreement and the Consulting Services are referred to in this Agreement as "the AMDOCS Proprietary Information"; and

WHEREAS AMDOCS has been engaged by AT&T Services, Inc. (hereinafter referred to as "AT&T") to provide certain information technology services to AT & T; and

WHEREAS the Receiving Party has been engaged as a ______________________ [subcontractor, consultant, vendor, etc.] by AT&T for __________________________________ (add description of services) (hereinafter referred to as the "Consulting Services"); and

WHEREAS AT&T has asked AMDOCS to allow the Receiving Party access to the AMDOCS Proprietary Information for the purpose of being provided with the Consulting Services; and

WHEREAS AMDOCS agrees to provide the Receiving Party with the requested access to the AMDOCS Proprietary Information or to permit AT&T to provide such access to the AMDOCS Proprietary Information, but only subject to the Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS AMDOCS and the Receiving Party wish to evidence by this Agreement the manner in which the AMDOCS Proprietary Information will be treated;

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

NOW, THEREFORE, the parties agree as follows:

1. The Receiving Party agrees to hold strictly confidential the AMDOCS Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the AMDOCS Proprietary Information to anyone other than to employees of AT&T or the Receiving Party who have a need to know such information for purposes of providing the Consulting Services.

2.   Furthermore, the Receiving Party hereby undertakes:

     (a) not to use the AMDOCS Proprietary Information for any purposes other than the Consulting Services;

     (b) not to make the AMDOCS Proprietary Information available to, or to permit its use by any third party, directly or indirectly, with the exception of AT&T as aforesaid;

     (c) not to sell, grant or in any other way enable any third party to use the AMDOCS Proprietary Information;

     (d) without derogating from the foregoing, during the term of this Agreement, not to use the AMDOCS Proprietary Information:

          (i) for itself or any third party other than for AT&T and the Eligible Recipients (as defined in that certain Information Technology Services Agreement between AT&T and AMDOCS dated [Note: fill in Effective Date, 2007 (the "ITSA")) in connection with the performance of the Consulting Services and consistent with the use of such AMDOCS Proprietary Information contemplated under SECTION 6.9 of the ITSA;

          (ii) in competing with AMDOCS in the area of selling or licensing software system(s); and/or

          (iii) in operating a service bureau for others;

     (e) that its personnel who receive access to the AMDOCS Proprietary Information will not: (i) use the name of AMDOCS (or any of its affiliated companies) in any marketing materials, publicity materials or materials submitted to a client or prospective client, except for AT&T, without the prior written consent of AMDOCS; (ii) disclose to any third parties that they have any familiarity with or knowledge of the AMDOCS Proprietary Information disclosed under this Agreement; and
          (iii) disparage AMDOCS, its products or services.[; and

     (f) For Use with Direct Amdocs Competitors: for a period of one (1) year following the applicable Receiving Party's personnel's involvement in the Consulting Services, Receiving Party's personnel who received the AMDOCS Proprietary Information shall not: (i) perform software development, maintenance or support

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

          services relating to any part of AMDOCS' services or proprietary software products for any third parties, or (ii) participate in projects in which AMDOCS and Receiving Party are competing with respect to the selling or licensing of, or provision of software services with respect to, any software products having the same or similar functional characteristics as AMDOCS' proprietary software products.]

3. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of AMDOCS, the Receiving Party shall:

     (a) return to AMDOCS any document or other material in tangible form in its possession being part of the AMDOCS Proprietary Information; and/or

     (b) destroy any document or other material in tangible form that contains the AMDOCS Proprietary Information together with proprietary information of AT & T; and

     (c)  confirm such return and/or destruction in writing to AMDOCS.

4. Disclosure of the AMDOCS Proprietary Information to the Receiving Party may be made in writing, in any tangible form or electronically or orally.

5. Disclosure of the AMDOCS Proprietary Information to the Receiving Party shall in no way serve to create, on the part of the Receiving Party, a license to use, or any proprietary right in, the AMDOCS Proprietary Information or in any other proprietary product, trade mark, copyright or other right of AMDOCS.

6. Any use by the Receiving Party of the AMDOCS Proprietary Information permitted under this Agreement is conditioned upon the Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information as required by this Agreement. Without limiting the generality of the foregoing, the Receiving Party shall draw to the attention of its employees who shall have access to the AMDOCS Proprietary Information all the obligations contained in this Agreement, and shall cause each such employee to be bound by confidentiality obligations substantially similar to those herein [NOTE: For use only with Direct Amdocs Competitors and at Amdocs' request:, and shall require each such employee to sign a written acknowledgment substantially in the form of Annex A attached hereto and made a part hereof, and provide to AMDOCS such acknowledgements at AMDOCS' request].

7. The confidentiality obligations of the Receiving Party regarding the AMDOCS Proprietary Information shall not apply to such information which:

     (a) becomes publicly available without fault on the part of the Receiving Party;

     (b) is lawfully obtained by the Receiving Party from any source other than AMDOCS or AT&T free of any obligation to keep it confidential;

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     (c) is previously known to the Receiving Party without an obligation to keep it confidential, as can be substantiated by written records;

     (d)  is expressly released in writing from such obligations by AMDOCS;

     (e) is independently developed by the Receiving Party without reference to AMDOCS Proprietary Information; or

     (f) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that the Receiving Party first notifies AMDOCS to enable it to seek relief from such requirement, and renders reasonable assistance requested by AMDOCS (at AMDOCS' expense) in connection therewith.

8. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or five (5) years from the date of the last disclosure, whichever occurs later.

9. In the event that a copy of any part of the AMDOCS Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by the Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that AMDOCS may have.

10. (a) The Receiving Party acknowledges that a breach of this Agreement may cause AMDOCS extensive and irreparable harm and damage, and agrees that AMDOCS shall be entitled to seek injunctive relief to prevent use or disclosure of the AMDOCS Proprietary Information not authorized by this Agreement, in addition to any other remedy available to AMDOCS under applicable law.

     (b) Furthermore, the Receiving Party hereby acknowledges that any breach of this Agreement may cause the termination of its engagement by AT&T and/or the provision of the Consulting Services as a result of AMDOCS' activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against AMDOCS and/or AT&T based upon or in connection with such activities.

11. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

12. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010

     particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

13. The validity, performance, construction and effect of this Agreement shall be governed by the laws of New York, without giving effect to its provisions regarding conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

_____________________________________   AMDOCS, INC.
("Receiving Party")                     ("AMDOCS")


By                                      By:
   ----------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 6
                      Non Disclosure Agreement - Amdocs Confidential Information
                                                           Contract No. 02026409
                                                    Amendment No. 02026409.A.010
                                     ANNEX A

                        ACKNOWLEDGMENT OF NON-DISCLOSURE
                         AND NON-COMPETITION OBLIGATIONS

I have read and understand the Non-Disclosure and Confidentiality Agreement (the "Agreement") dated ______________ between AMDOCS _________ ("AMDOCS") and ________________(the "Receiving Party"), and agree to be bound by all the terms and conditions stated therein as if I were a party to that Agreement.


                         ------------------------------
                                    Signature


                         ------------------------------
                                      Name


                         ------------------------------
                                Name of Employer


                         ------------------------------
                                      Title


                         ------------------------------
                                      Date

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 7
                    Confidentiality and Invention AgreementContract No. 02026409
                                                    Amendment No. 02026409.A.010

                     CONFIDENTIALITY AND INVENTION AGREEMENT

This Agreement ("Agreement") dated _________________ is made by the individual named below ("I" or "me"), who is engaged to perform work at ___________________________ ("AT&T Company"), as a worker of
_______________________ ("Amdocs") under the terms and conditions of the agreement named below, between Amdocs, Inc. and AT&T Services, Inc.

I.   BACKGROUND.

     I have been engaged by Amdocs to provide services to AT&T Company. I may be hired by Amdocs as a full or part-time employee, a temporary worker, or as an independent contractor.

II.  INFORMATION.

     I agree and understand that the term "Information" means any technical, customer or business information in written, graphical, oral or other tangible or intangible forms, including but not limited to, specifications, records, data, computer programs, tax returns, tax workpapers, drawings, models and secrets which AT&T Company may have in its possession or be legally obligated to keep confidential. I understand that during the course of my work at AT&T Company, I may have access to Information that belongs to AT&T Company, its customers or other parties, or may be subject to privacy laws and laws regarding secrecy of communications, and that unauthorized disclosure of such Information may be harmful or prejudicial to the interests of AT&T Company. I agree not to disclose, copy, publish, or any way use, directly or indirectly, such Information for my purposes or the purposes of others, unless such disclosure or use is expressly authorized in writing by AT&T Company. I agree to keep such Information in a secure environment to prevent the inadvertent disclosure of such Information to others. I acknowledge and agree that all such Information remains the exclusive property of AT&T Company and I agree not to remove such Information from AT&T Company's possession or premises by physical removal or electronic transmission unless I have written authorization from AT&T Company to do so. In the event of any conflict between this Section II and the confidentiality provisions of the agreement named below, the agreement named below will govern.

III. INNOVATIONS.

1. I understand that during and incident to my work at AT&T Company, I may create inventions, discoveries, improvements, computer or other apparatus programs, and related documentation and other works of authorship ("Innovations"), whether or not patentable, copyrightable, or subject to other forms of legal protection. I assign to AT&T Company all of my rights, title and interest (including rights in copyright) in and to all Innovations I make, create or develop, either solely or jointly with others, during my work at AT&T Company for which Amdocs was paid by AT&T Company for my work or for which I used AT&T Company's materials or facilities. I agree that the above assignment is binding upon my estate, administrators, or other legal representatives or assigns.

2. I agree to promptly notify AT&T Company of all such Innovations. Whenever requested by AT&T Company, I shall promptly execute, without additional compensation, any and all instruments which AT&T Company may deem necessary or useful to assign and convey to AT&T Company all of my rights, title and interest in and to all such Innovations. In addition, I agree to assist AT&T Company in preparing copyright or patent applications and to execute such applications and all documents required or useful to obtain copyrights or patents for such Innovation, all at AT&T Company's expense including compensation to me at the rates specified in the agreement named below. I agree that my obligation to execute such instruments shall continue after the expiration of my work with AT&T Company.

3. THIS AGREEMENT DOES NOT APPLY TO ANY INVENTION MADE IN THE STATE OF KANSAS FOR WHICH NO EQUIPMENT, SUPPLIES, FACILITIES OR TRADE SECRET INFORMATION OF AT&T COMPANY WAS USED AND WHICH WAS DEVELOPED ENTIRELY ON MY OWN TIME, UNLESS (1) THE INVENTION RELATES TO THE BUSINESS OF THE AT&T COMPANY OR THE AT&T COMPANY'S ACTUAL OR DEMONSTRABLY ANTICIPATED RESEARCH OR DEVELOPMENT OR (2) THE INVENTION RESULTS FROM ANY WORK PERFORMED BY ME FOR AT&T COMPANY. THIS AGREEMENT DOES NOT APPLY TO AN INVENTION MADE IN CALIFORNIA WHICH QUALIFIES FULLY UNDER THE PROVISIONS OF CALIFORNIA LABOR CODE SECTION 2870. Section III, Paragraphs 1 and 2 do not apply to any Innovation which, under the provisions in the Agreement named below, is to be other than the sole and exclusive property of AT&T Company; the title provisions of said agreement apply to any such above Innovation.

IV.  ADMINISTRATIVE TERMS.

1. This Agreement shall be effective as of the date executed below, and shall remain in effect notwithstanding my termination of employment with Amdocs or termination of my work at AT&T Company. The obligations of confidentiality set forth in Section II shall remain in effect for a period of four (4) years after the termination of my work at AT&T Company or five
     (5) years from the date of the last disclosure of Information, whichever is later, except that the obligation of confidentiality shall continue with respect to Information constituting a trade secret for so long as such Information remains a trade secret under applicable law.

2. In the event that any provision of this Agreement is held to be invalid or unenforceable, then such invalid or enforceable provisions shall be severed, and the remaining provisions shall remain in full force and effect to the fullest extent permitted by law.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                       Exhibit 7
                    Confidentiality and Invention AgreementContract No. 02026409
                                                    Amendment No. 02026409.A.010

I have read, understand and agree to abide by this Agreement.


By:                                     Date:
    ---------------------------------         ----------------------------------
Print Name:
            -------------------------
Address:
         -----------------------------------------------------------------------

Agreement No. 02026409 between Amdocs   Effective Date:
and AT&T Services, Inc.                                 ------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 9A
                                                      Background Checks-Non U.S.
                                                           Contract No: 02026409
                                                    Amendment No. 02026409.A.010

                                   EXHIBIT 9A
                            BACKGROUND CHECKS - Non U.S.


                                      [**]

                                                                     Exhibit 9 B
                                                           Background Check U.S.
                                                           Contract No: 02026409
                                                     Amendment No: 0202649.A.010

                                   EXHIBIT 9B
                            BACKGROUND CHECKS - U.S.
                                      [**]

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

                                   EXHIBIT 11
                           AT&T VENDOR EXPENSE POLICY

Capitalized terms not defined in this Exhibit have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and in the IT industry.

AT&T is not responsible for any travel, meal or other business related expense incurred by Amdocs whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, each and every such expense must comply with the requirements of AT&T's Vendor Expense Policy in this Exhibit 11 (detailed below). Amdocs must provide in a timely manner receipts and other documentation as required by the Vendor Expense Policy and such additional documentation or information requested by AT&T to substantiate expenses submitted by Amdocs for reimbursement.

1.0 GENERAL

AT&T Vendor Expense Policy (VEP) provides guidelines to be followed by all vendors of AT&T in requesting reimbursement for business travel, meals and other business related expense. Expenses outside this policy are not reimbursable.

The following principles apply to requests for expense reimbursement:

When spending money that is to be reimbursed, vendors must ensure that an AT&T Company ("Company") receives proper value in return. Prudent and proper judgment must be used in reporting and approving business expenses.

The concept that a vendor and their employees are 'entitled' to certain types or amounts of expenditures while conducting business with the Company is erroneous. Personal expenditures reported for reimbursement should be billed exactly as they were incurred. The use of averages for any type expenditure or combination of expenditures is not permitted except as specifically provided or documented in a contract.

Every vendor and AT&T employee who certifies or approves the correctness of any voucher or bill should have reasonable knowledge the expense and amounts are proper and reasonable. In the absence of the adoption of such policy, or existing contractual agreements, these guidelines are considered the minimum requirements for requesting reimbursement of Company funds. These policies should be included in any new or renewed contract with a contractor or consultant.

DEVIATIONS FROM THIS VEP MUST BE APPROVED IN WRITING BY THE SPONSORING SENIOR MANAGER OR OFFICER OF AN AT&T COMPANY.

Employees should refer to the Section entitled "Payments" in the Schedule of Authorizations For Affiliates of AT&T, Inc. for appropriate vendor invoice authorization approval levels.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

Receipts should be requested and reviewed for any unusual or out of the ordinary expenses or where the approver cannot make a reasonable determination on the propriety of the transaction without a receipt.

The origination of a given expenditure for business purposes is the responsibility of the vendor incurring the expense and the authorization of that expense is the responsibility of the appropriate level of AT&T management in accordance with the Schedule of Authorizations For Affiliates of AT&T, Inc.

1.1 NON-REIMBURSABLE EXPENSES

     The following expenses are considered non-reimbursable:

     -    Airline club membership fees, dues, or upgrade coupon

     -    Meals not consistent with AT&T employee policy

     -    Annual credit card fees

     -    Barber/Hairstylist/Beautician Expenses

     - Car rental additional fees associated with high speed toll access programs

     -    Car Washes

     -    Entertainment expenses

     -    Health Club and Fitness facilities

     -    Hotel Safe rental

     -    Upgrades on airline fees

     - Excessive tips, i.e., in excess of 15% of cost of meal or services, excluding tax

     -    PC, cell phone, and other vendor support expenses

     - Meals not directly required to do business on the AT&T account (e.g. vendors cannot voucher lunch with each other simply to talk about AT&T)

     -    In-flight drinks

     -    Magazines & newspapers

     -    Personal entertainment

     -    Expenses associated with spouses or other travel companions

     -    Office expenses of vendors


     - Surcharges for providing fast service (not related to delivery charges such as Fedex, UPS, etc.). AT&T expects all vendors to complete the terms of contracts in the shortest period practicable. Charges for shortening the timeframe in which contracts are fulfilled are not permissible.

     - Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel

     -    Travel purchased with prepaid air passes.

     - Birthday cakes, lunches, balloons, and other personal celebration/recognition costs

     - Break-room supplies for the vendor, such as coffee, creamer, paper products, soft drinks, snack food

     -    Water (bottled or dispensed by a vendor)

     -    Clothing, personal care, and toiletries

     - Laundry (except when overnight travel is required for 7 or more consecutive nights)

     -    Flight or rental car insurance

     -    Flowers, cards and gifts

     -    Hotel pay-per-view movies, Video Games and/or mini bar items

     -    High speed internet access in hotels (added to 3.5)

     -    Lost luggage

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

     -    Traffic or Parking Fines

     -    Tobacco Products

     -    Medical supplies

     -    Membership fees to exercise facilities or social/country clubs

     -    Movies purchased while on an airplane

     -    Phone usage on airline unless business emergency

     FAILURE TO COMPLY WITH THE ABOVE MENTIONED RESTRICTIONS WILL RESULT IN THE COMPANY REFUSING PAYMENT OF CHARGES OR PURSUING RESTITUTION FROM THE VENDOR.

2.0 RESPONSIBILITIES

     2.1 VENDOR'S RESPONSIBILITY

     AT&T's sponsoring client managers will ensure that vendors have been covered on this policy prior to incurring any expenditures. Vendors and their sponsoring client managers are responsible for clarifying any questions or uncertainties they may have relative to reimbursable business expenses.

     It is mandatory that financial transactions are recorded in a timely manner. OUT-OF-POCKET BUSINESS EXPENSE(S) FOR VENDORS THAT ARE NOT SUBMITTED FOR REIMBURSEMENT WITHIN 90 CALENDAR DAYS FROM THE DATE INCURRED ARE CONSIDERED NON-REIMBURSABLE. Company managers who are responsible for approving reimbursable expenses of vendors should ensure they are submitted and approved in a timely manner.

     2.2 AT&T SPONSORING MANAGEMENT RESPONSIBILITY

     Prior to authorizing reimbursement to the vendor for expenditures, it is the responsibility of the AT&T managers authorizing the payment to determine that:

     -    The expenditure is reasonable and for a legitimate business purpose.

     - The expenditure complies with the policies contained in this document, the Code of Business Conduct, and other applicable Company practices.

     - All expenses are reviewed through Payment.Net or on form AT&T-4472APA and that expenses are prepared in accordance with proper accounting details.

     In addition, the sponsoring AT&T managers are responsible for ensuring the Vendor Expense Policy has been communicated to each vendor, and that the information contained herein is proprietary/confidential information and ensures its security and confidentiality. The Vendor must agree to maintain this information in confidence.

3.0 TRAVEL POLICY

Vendors must first consider the feasibility of using videoconferencing or teleconferencing as an alternative to travel. Travel that is to be reimbursed by AT&T should be incurred only as necessary.

AT&T reserves the right to dispute any expense submittal and if not verifiable as valid may reject reimbursement. Reimbursements will be made to vendor only after expenses are verified as valid.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

3.1 TRAVEL AUTHORIZATION

     Travel requiring overnight stays must be approved by the sponsoring AT&T senior manager (5th level or above) and should be approved only if it is necessary for the vendor to travel to perform required work.

3.2 TRAVEL RESERVATIONS

     Vendors are expected to procure the most cost efficient travel arrangements, preferably equivalent to the AT&T discount rate. AT&T does not reimburse for travel purchased with prepaid air passes.

3.3 TRAVEL EXPENSE REIMBURSEMENT

     Vendor travel expenses incurred for company business are reimbursable only as specified in these guidelines. Travel expenses may include the following:

     - transportation (airfare or other commercial transportation, car rental, personal auto mileage, taxi and shuttle service)

     -    meals and lodging

     -    parking and tolls

     -    tips/porter service (if necessary and reasonable)

     Vendors who stay with friends or relatives or other vendor employees while on a Company business trip will NOT be reimbursed for lodging, nor will they be reimbursed for expenditures made to reciprocate their hospitality by buying groceries, being host at a restaurant, etc.

     The expense must be ordinary and necessary, not lavish or extravagant, in the judgment of the AT&T sponsoring management. Any reimbursement request must be for actual expenditures only.

3.4 AIR TRAVEL ARRANGEMENTS

     Vendors must select lowest logical airfare (fares available in the market at the time of booking, preferably well in advance of trip to attain lowest possible airfare). Vendors shall book coach class fares for all domestic travel at all times. First class bookings are not reimbursable. Vendors can request business class when a single segment of flight time ("in air time" excluding layovers or ground time) is greater than 5 hours, or when flights are intercontinental.

3.5 HOTEL ARRANGEMENTS

     AT&T has established Market-Based Room Rate GuidelineS for vendors to reference when making hotel reservations (see Addendum A). Vendors are expected to abide by these guidelines when making hotel arrangements. AT&T will only reimburse vendors up to the established room rate guideline in each market, or for actual hotel lodging charges incurred, whichever is less. There must be a strong business justification for incurring any cost for internet access, and a request for reimbursement must be accompanied by a detailed explanation regarding reason for charge.

     NOTE: Vendors must indicate the number of room nights on the transaction line when invoicing for reimbursement of hotel expenses. Copies of all hotel bills must be made available for any invoice containing lodging charges.

3.6 GROUND TRANSPORTATION

     While away from their home location overnight, vendors are expected to utilize rapid transit or local shuttle service. If the hotel provides a complimentary shuttle, vendors are to use this service before paying for transportation. If complimentary service is not provided a taxi or other local

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

     transportation is reimbursable as a business expense. Tips provided to taxi drivers cannot exceed 15% of the value of the total fare

     A rental car is appropriate when the anticipated business cost is less than that of other available public transportation. Except to the extent necessary to accommodate several travelers and/or luggage requirements, vendors will not be reimbursed for automobile rentals other than economy or mid-sized/intermediate models.

     "Loss Damage Waiver" and "Extended Liability Coverage" are not considered reimbursable. Prepaid fuel or refueling charges at the time of return are not reimbursable. Rental cars should be refueled before returning to the rental company, since gas purchased through the rental company carries an expensive refueling service charge.

3.7 USE OF PERSONAL VEHICLE

     When use of personal vehicle is required, the currently applicable IRS mileage rate for miles driven for the business portion of the trip should be the maximum used to determine the amount to be reimbursed.

3.8 PARKING

     If airport parking is necessary, vendors must use long term parking facilities. Additional costs for short term, valet or covered parking are not reimbursable.

3.9 ENTERTAINMENT

     Entertainment expense is not reimbursable to vendors. Entertainment includes meal expense involving AT&T personnel, golf fees, tickets to events and related incidental expenses. Hotel charges for a pay-per-view movie, individual sightseeing tours, or other individual activities (i.e., golf, sporting event, movie, etc.) are not reimbursable.

3.10 LAUNDRY AND CLEANING

     Reasonable laundry charges during business trips of seven or more CONSECUTIVE nights are reimbursable based on actual expenses incurred.

3.11 COMMUNICATIONS

     The actual cost of landline telephone calls for AT&T business are reimbursable. The use of AT&T products is required when available.

     AT&T will not reimburse vendors for cell phone bills. With prior consent of the sponsoring AT&T Senior Manager, only individual calls that EXCEED a vendor's rate plan that are necessary to conduct business for AT&T may be reimbursed.

     Charges for high speed internet access are not reimbursable.

3.12 BUSINESS MEALS (TRAVEL AND NON-TRAVEL)

     Vendors are expected to find reasonably priced dining alternatives. As a general rule, vendors are expected to spend $42.00 OR LESS PER DAY inclusive of tax and gratuity. This includes all meals, beverages and refreshments purchased during the day. Requests for reimbursement should break out the amount for meals and list the related number of travel days. If breakfast is offered as part of the hotel accommodation rate, no additional reimbursement will be permitted for breakfast. Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

     AT&T managers authorizing invoices will be held accountable for ensuring that vendors are following this policy and are spending Company funds economically.

3.13 FLOWERS, GREETING CARDS, GIFTS AND INCENTIVE AWARDS

     The cost of gifts, flowers, birthday lunches, or greeting cards is considered a personal expense and is not reimbursable. For example, vendors making a donation or providing a gift for a fund-raiser for AT&T may not submit such an expense to AT&T for reimbursement.

3.14 LOSS OR DAMAGE TO PERSONAL PROPERTY

     The Company assumes no responsibility for loss or damage to a vendor's personal property during business functions or hours.

3.15 PUBLICATIONS

     Subscriptions to or purchases of magazines, newspapers and other publications are not reimbursable.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

                                   ADDENDUM A

                    AT&T 2007 HOTEL ROOM RATE ONLY GUIDELINES

                            2007
CITY                ST   GUIDELINE
----                --   ---------
Anchorage           AK      $200
Fairbanks           AK      $160
Ketchikan           AK      $135
Glennallen          AK      $135
Fayetteville        AR      $ 90
Hot Springs         AR      $ 90
Little Rock         AR      $ 90
Mesa                AZ      $140
Phoenix             AZ      $140
Tempe               AZ      $155
Tucson              AZ      $140
Anaheim             CA      $110
Arcadia             CA      $110
Bakersfield         CA      $110
Barstow             CA      $110
Buena Park          CA      $110
Burbank             CA      $135
Burlingame          CA      $175
Carson              CA      $110
Dublin              CA      $110
Eureka              CA      $ 90
Fresno              CA      $110
Garden Grove        CA      $110
Hayward             CA      $ 90
Irvine              CA      $155
Long Beach          CA      $135
Los Angeles         CA      $140
Oakland             CA      $110
Pasadena            CA      $155
Pleasanton          CA      $135
Rancho Cordova      CA      $135
Riverside           CA      $135
Sacramento          CA      $110
San Diego           CA      $140
San Francisco       CA      $200
San Gabriel         CA      $135
San Jose            CA      $135
San Leandro         CA      $135
San Luis Obispo     CA      $110
San Ramon           CA      $200
Santa Ana           CA      $120
Temucla             CA      $135
Torrance            CA      $110
Walnut Creek        CA      $160
Denver              CO      $120
Colorodo Springs    CO      $140
Greenwood Village   CO      $140
Meriden             CT      $110
New Haven           CT      $140
Washington          DC      $250
Wilmington          DE      $200
Ft. Lauderdale      FL      $110
Jacksonville        FL      $135
Orlando             FL      $110
Tampa               FL      $175
Alpharetta          GA      $110
Atlanta             GA      $135
Augusta             GA      $135
Lawrenceville       GA      $ 90
Arlington Heights   IL      $110
Chicago             IL      $135

                            2007
CITY                ST   GUIDELINE
----------------    --   ---------
Downers Grove       IL      $ 90
Hoffman Estates     IL      $110
Joliet              IL      $ 90
Matteson            IL      $ 90
Oak Lawn            IL      $110
Peoria              IL      $ 90
Rosemont            IL      $155
Schaumburg          IL      $120
Springfield         IL      $ 90
Willowbrook         IL      $ 90
Columbus            IN      $ 90
Indianapolis        IN      $110
South Bend          IN      $ 90
Overland Pk         KS      $ 90
Shawnee             KS      $120
Topeka              KS      $ 90
Wichita             KS      $ 90
Boston              MA      $279
Cambridge           MA      $279
Tewksbury           MA      $110
Columbia            MD      $110
Greenbelt           MD      $175
Hagerstown          MD      $110
Ann Arbor           MI      $ 90
Deaborn             MI      $110
Detroit             MI      $110
Grand Rapids        MI      $110
Grandville          MI      $110
Lansing             MI      $110
Livonia             MI      $110
Plymouth            MI      $110
Saginaw             MI      $ 90
Southfield          MI      $135
Troy                MI      $110
Minneapolis         MN      $135
Chesterfield        MO      $110
Earth City          MO      $110
Festus              MO      $ 90
Jefferson City      MO      $ 90
Joplin              MO      $ 90
Kansas City         MO      $110
Maryland Heights    MO      $ 90
Poplar Bluff        MO      $ 90
St Josept           MO      $ 90
Saint Louis         MO      $110
Charlotte           NC      $110
Durham              NC      $110
Triangle Park       NC      $140
BaskingRidge        NJ      $175
Bernardsville       NJ      $175
Bridgewater         NJ      $200
Cranbury            NJ      $155
Edison              NJ      $135
Iselin              NJ      $155
Morristown          NJ      $175
Parsippany          NJ      $200
Piscataway          NJ      $155
Princeton           NJ      $135
Red Bank            NJ      $135
Short Hills         NJ      $250
Somerset            NJ      $140

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                                      Exhibit 11
                                                      AT&T Vendor Expense Policy
                                                           Contract No. 20206409
                                                    Amendment No. 02026409.A.010

                            2007
CITY                ST   GUIDELINE
----------------    --   ---------
Teaneck             NJ      $140
Tinton Falls        NJ      $140
Warren              NJ      $160
Whippany            NJ      $200
Pahrump             NV      $ 90
Reno                NV      $110
Buffalo             NY      $135
New York            NY      $325
Syracuse            NY      $135
White Plains        NY      $200
Tarrytown           NY      $200
Vestal              NY      $175
Canton              OH      $ 90
Cleveland           OH      $110
Columbus            OH      $110
Dayton              OH      $ 90
Dublin              OH      $110
Hudson              OH      $ 90
Independence        OH      $110
Pinkerington        OH      $ 90
Reynoldburg         OH      $ 90
Richfield           OH      $ 90
Toledo              OH      $110
Youngstown          OH      $ 90
Oklahoma City       OK      $120
Tulsa               OK      $110
Pittsburg           PA      $135
Memphis             TN      $155
Abilene             TX      $110
Amarillo            TX      $110
Austin              TX      $110
Beaumont            TX      $ 90
Corpus Christi      TX      $110
Dallas              TX      $135
El Paso             TX      $110
Houston             TX      $135
Irving              TX      $120
Lubbock             TX      $ 90
Plano               TX      $110
Richardson          TX      $135
San Antonio         TX      $135
The Woodlands       TX      $135
Waco                TX      $ 90
Chantilly           VA      $200
Arlington           VA      $200
Fairfax             VA      $200
Falls Church        VA      $200
Herndon             VA      $175
Sandston            VA      $120
Sterling            VA      $155
Vienna              VA      $225
Bellevue            WA      $175
Seattle             WA      $155
Bellevue            WA      $175
Appleton            WI      $110
Brookfield          WI      $110
Milwaukee           WI      $110
Madison             WI      $120
Oak Creek           WI      $ 90

CITIES NOT LISTED ON THIS TOP CITY HOTEL ROOM RATE ONLY GUIDELINE MATRIX, DEFAULT TO $110.00 NIGHTLY RATE


                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.